Filed Pursuant to Rule 424(b)(1)

                                                      Registration No. 333-87302

PROSPECTUS


                                UCAR FINANCE INC.

                  OFFER TO EXCHANGE $550,000,000 OF ITS 10 1/4%
                        SENIOR NOTES DUE 2012 WHICH HAVE
                    BEEN REGISTERED UNDER THE SECURITIES ACT
                   FOR $550,000,000 OF ITS OUTSTANDING 10 1/4%
                              SENIOR NOTES DUE 2012

        Terms of the exchange offer:

        o The exchange offer will expire at 5:00 p.m., New York City time, on July 8, 2002 unless extended.

        o The exchange offer is subject to certain customary conditions, which we may waive.

        o All outstanding Existing Notes that are validly tendered and not withdrawn will be exchanged.

        o GrafTech International Ltd. and its subsidiaries are also offering to exchange their guarantees of UCAR Finance's obligations under the outstanding Existing Notes for like guarantees of UCAR Finance's obligations under the Exchange Notes, which guarantees have also been registered under the Securities Act.

        o Tenders of outstanding Existing Notes may be withdrawn at any time prior to the expiration of the exchange offer.

        o The terms of the Exchange Notes that we will issue in the exchange offer are substantially identical to those of the outstanding Existing Notes, except that certain transfer restrictions and registration rights relating to the outstanding Existing Notes will not apply to the Exchange Notes.

                                 --------------

        BEFORE PARTICIPATING IN THIS EXCHANGE OFFER, PLEASE SEE "RISK FACTORS" COMMENCING ON PAGE 20.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE EXCHANGE NOTES TO BE ISSUED IN THE EXCHANGE OFFER, NOR HAVE ANY OF THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------

                   The date of this prospectus is June 5, 2002

                                 --------------


                                           TABLE OF CONTENTS


                                      PAGE                                           PAGE
                                      ----                                           ----
 Preliminary Notes..................   ii     Management............................  123
 Prospectus Summary.................    1     Description of Senior Facilities......  126
 Risk Factors.......................   20     Description of the Notes..............  130
 The Exchange Offer and Exchange              Certain U.S. Federal Income Tax
   Procedures.......................   39       Considerations......................  193
 Use of Proceeds....................   50     Plan of Distribution..................  199
 Capitalization.....................   51     Notice to Canadian Residents..........  199
 Selected Consolidated Financial              Where You Can Find More Information...  201
   Data.............................   53     Incorporation of Certain Documents
 Management's Discussion and                    By Reference........................  201
   Analysis of Financial Condition            Legal Matters.........................  201
   and Results of Operations........   57     Experts...............................  202
 Business ..........................   93     Index to Financial Statements.........  F-1
    Graphite Power Systems..........   93
    Advanced Energy Technology
      Division......................  107


                           --------------------------

               THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT US FROM DOCUMENTS THAT ARE NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS. YOU CAN OBTAIN THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS WITHOUT CHARGE BY REQUESTING THEM IN WRITING OR BY TELEPHONE FROM US AT THE FOLLOWING ADDRESS AND TELEPHONE NUMBER:

                         GRAFTECH INTERNATIONAL LTD.
                         BRANDYWINE WEST
                         1521 CONCORD PIKE, SUITE 301
                         WILMINGTON, DELAWARE  19803
                         TELEPHONE: (302) 778-8227
                         ATTENTION: ELISE A. GAROFALO

               TO OBTAIN TIMELY DELIVERY OF ANY OF OUR FILINGS, AGREEMENTS OR OTHER DOCUMENTS, YOU MUST MAKE YOUR REQUEST TO US NO LATER THAN FIVE BUSINESS DAYS BEFORE THE EXPIRATION DATE OF THE EXCHANGE OFFER.

                                PRELIMINARY NOTES

IMPORTANT TERMS

        Except as otherwise set forth under "Description of the Notes," we use the following terms to identify various companies or groups of companies or other matters. These terms help to simplify the presentation of information in this prospectus.

        "GTI" refers to GrafTech International Ltd. only. GTI is our public parent company. GTI will be a guarantor of the Exchange Notes. Prior to our Annual Meeting of Stockholders for 2002, GTI was named UCAR International Inc.

        "UCAR GLOBAL" refers to UCAR Global Enterprises Inc. only. UCAR Global is a direct, wholly owned subsidiary of GTI and the direct or indirect holding company for all of our operating subsidiaries. UCAR Global is a guarantor of the Exchange Notes.

        "UCAR CARBON" refers to UCAR Carbon Company Inc. only. UCAR Carbon is our wholly owned subsidiary through which we conduct most of our U.S. operations. In connection with the corporate realignment of our subsidiaries, UCAR Carbon will change its name to UCAR Technology Company Inc. and transfer its businesses to one or more newly formed wholly owned U.S. subsidiaries. UCAR Carbon will be a guarantor of the Exchange Notes.

        "UCAR FINANCE" refers to UCAR Finance Inc. only. UCAR Finance is a direct, wholly owned, special purpose finance subsidiary of GTI and the borrower under our senior secured bank credit facilities (as amended, the "SENIOR FACILITIES"). UCAR Finance will be the issuer of the Exchange Notes.

        "GRAFTECH" refers to Graftech Inc. only. Graftech is our 97.5% owned (wholly owned, prior to June 2001) subsidiary engaged in the development, manufacture and sale of natural graphite-based products. In connection with the corporate realignment of our subsidiaries, Graftech will change its name to Graftech Technology Company Inc. and transfer its businesses to a newly formed 100% owned U.S. subsidiary (to be named Graftech Inc.).

        "CARBONE SAVOIE" refers to Carbone Savoie S.A.S. and its subsidiaries. Carbone Savoie is a 70% owned subsidiary engaged in the development, manufacture and sale of graphite and carbon cathodes.

        "EXCHANGE NOTES" refers to the notes offered under this prospectus.

        "EXISTING NOTES" refers to the Initial Notes and the New Notes, collectively.

        "INITIAL NOTES" refers to the $400 million of 10 1/4% Senior Notes due 2012 issued by UCAR Finance on February 15, 2002.

        "NEW NOTES" refers to the $150 million of 10 1/4% Senior Notes due 2012 issued by UCAR Finance on May 6, 2002.

        "NOTES" or "SENIOR NOTES" refers to the Existing Notes and the Exchange Notes, collectively.

        "SUBSIDIARIES" refers to those companies which, at the relevant time, are or were majority owned or wholly owned directly or indirectly by GTI or by its predecessors to the extent that those predecessors' activities related to the graphite and carbon business. All of GTI's subsidiaries have been wholly owned (with DE MINIMIS exceptions in the case of certain foreign subsidiaries) from at least January 1, 1999 through March 31, 2002, except for:

        o our German subsidiary, which was acquired in early 1997 and 70% owned until early 1999, when it became wholly owned to facilitate its liquidation;

        o  Carbone Savoie, which has been and is 70% owned; and

        o  Graftech, which was 100% owned until it became 97.5% owned in June
           2001.

Our 100% owned Brazilian cathode manufacturing operations were contributed to Carbone Savoie and, as a result, became 70% owned on March 31, 2001.

        "WE," "US" or "OUR" refers collectively to GTI and its subsidiaries collectively or, if the context so requires, GTI, UCAR Global or UCAR Finance, individually.

        We use other terms in this prospectus that are defined under "Description of the Notes." Among other references, GTI is called therein "GrafTech International" and "UCAR Finance" is called therein the "Company."

PRESENTATION OF FINANCIAL, MARKET AND LEGAL DATA

        References to cost in the context of our low-cost supplier strategy do not include the impact of special, non-recurring or unusual charges or credits, such as those related to investigations, lawsuits or claims, restructurings, impairment losses, inventory write-downs or expenses incurred in connection with lawsuits initiated by us, or the impact of accounting changes.

        All historical cost savings and reductions are estimates based on a comparison, with respect to provision for income taxes, to costs in 1998 or, for all other costs, to costs in the 1998 fourth quarter (annualized). All cost savings and reductions targeted or estimated under our new major cost savings plan announced on January 9, 2002 are based on a comparison to costs in 2001. Estimates of savings in interest expense resulting from our 2002 new major cost savings plan do not give effect to the increase in the interest rates we will pay on our debt as a result of the offering of the Existing Notes.

        Unless otherwise specifically noted, market and market share data in this prospectus are our own estimates. Market data relating to the steel industry, our general expectations concerning such industry and our market position and market share within such industry, both domestically and internationally, are derived from publications by the International Iron and Steel Institute and other industry sources as well as assumptions made by us, based on such data and our knowledge of the industry, which we believe to be reasonable. Market data relating to the fuel cell power generation industry, our general expectations concerning such industry and our market position and market share within such industry, both domestically and internationally, are derived from publications by securities analysts relating to Ballard Power Systems Inc., other industry sources and public filings, press releases and other public documents of Ballard Power Systems as well as assumptions made by us, based on such data and our knowledge of the industry, which we believe to be reasonable. Market and market share data relating to the graphite and carbon industry as well as cost information relating to our competitors, our general expectations concerning such industry and our market position and market share within such industry, both domestically and internationally, are derived from the sources described above and public filings, press releases and other public documents of our competitors as well as assumptions made by us, based on such data and our knowledge of the industry. Although we are not aware of any misstatements regarding any industry or market share data, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under "Risk Factors." We cannot guarantee the accuracy or completeness of this data and have not independently verified it. We have not sought the consent of any of the sources mentioned above to the disclosure or use of data in this prospectus.

        Unless otherwise noted, when we refer to dollars, we mean U.S. dollars.

        Unless otherwise noted, references to "MARKET SHARES" are based on unit volumes in 2001. As used herein, references to "MAJOR PRODUCT LINES" mean graphite and carbon electrodes and cathodes and flexible graphite.

        Neither any statement in this prospectus nor any charge taken by us relating to any legal proceedings constitutes an admission as to any wrongdoing or liability.

        The GRAFTECH logo, GRAFCELL(R), eGraf(TM), GRAFOIL(R), GRAFGUARD(R) and GRAFSHIELD(R) are our trademarks and trade names. This prospectus also contains trademarks and trade names belonging to other parties.

                               PROSPECTUS SUMMARY

        THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE MAKING A DECISION TO PARTICIPATE IN THE EXCHANGE OFFER. YOU SHOULD READ CAREFULLY THIS ENTIRE PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS, INCLUDING "RISK FACTORS" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.

                           GRAFTECH INTERNATIONAL LTD.

        We are one of the world's largest manufacturers and providers of high quality natural and synthetic graphite- and carbon-based products and services, offering energy solutions to industry-leading customers worldwide. We manufacture graphite and carbon electrodes and cathodes, used primarily in electric arc furnace steel production and aluminum smelting. We also manufacture other natural and synthetic graphite and carbon products used in, and provide services to, the fuel cell power generation, electronics, semiconductor and transportation markets. We believe that we have the leading market share in all of our major product lines. We have over 100 years of experience in the research and development of graphite and carbon technology, and currently hold numerous patents related to this technology.

        We are a global business, selling our products and engineering and technical services in more than 70 countries. We have 13 manufacturing facilities strategically located in Brazil, Mexico, South Africa, France, Spain, Russia and the U.S., and a planned joint venture manufacturing facility located in China, which, subject to receipt of required Chinese governmental approvals and satisfaction of other conditions, is expected to commence operations in 2003. Our customers include industry leaders such as Nucor Corporation and Arcelor in steel, Alcoa Inc. and Pechiney in aluminum, Ballard Power Systems in fuel cells, Intel Corporation in electronics, MEMC Electronic Materials, Inc. in semiconductors and The Boeing Company in transportation. In 2001, our net sales were $654 million and our as adjusted EBITDA was $130 million.

        In June 1998, we began to implement management changes, which resulted in a new senior management team. Since then, this management team has:

        LOWERED COSTS. We have delivered total recurring annualized run rate cost savings of $132 million by the end of 2001 under a global restructuring and rationalization plan originally announced in September 1998 and completed at the end of 2001. Cost saving achievements include a 15% reduction in our average graphite electrode production cost per metric ton since the 1998 fourth quarter and a 20% reduction in overhead since 1998. Cost of sales and overhead savings represent about 70% of the $132 million, with the balance being interest savings. In January 2002, we announced a new major cost savings plan that targets more than $80 million of further total recurring annual cost savings by 2004 (for a three-year cumulative total of $200 million in cost savings under the 2002 plan).

        REDUCED DEBT. From the end of 1998 through 2001, we reduced total debt and other long term obligations by over $200 million, $91 million of which represents the net proceeds from our public offering of common stock in July 2001.

        REALIGNED OUR BUSINESSES TO MAXIMIZE VALUE. In 2001, we realigned our businesses into two new operating divisions, our Graphite Power Systems Division and our Advanced Energy Technology Division. We believe that the realignment will allow each division to develop and implement strategies uniquely designed to maximize the value of its businesses, enter into strategic alliances and identify and implement manufacturing and sales rationalization and cost savings initiatives. We also believe that the realignment will allow us to identify opportunities to improve efficiencies in intellectual property management, global cash management and other corporate services. To reflect our new emphasis on graphite and carbon technology, our new competitive strategy and our new corporate vision, we requested and our stockholders approved a change in the name of UCAR International Inc. to GrafTech International Ltd.

                                  OUR DIVISIONS

GRAPHITE POWER SYSTEMS DIVISION

        Our Graphite Power Systems Division manufactures and delivers high quality graphite and carbon electrodes and cathodes and related services that are key components of the conductive power systems used to produce steel, aluminum and other non-ferrous metals. Graphite electrodes are consumed in the production of steel in electric arc furnaces, the steel making technology used by all "mini-mills." Graphite electrodes are also consumed in refining steel in ladle furnaces and in other smelting processes. Carbon electrodes are used in the production of silicon metal, a raw material primarily used in the manufacture of aluminum. Graphite and carbon cathodes are used in aluminum smelting.

        During 2001, net sales of this division, which represented 80% of our total net sales, were $525 million, with gross profit of $147 million. Despite difficult economic conditions during 2001, this division maintained a gross profit margin of about 28%.

        Because of its strong competitive position, we believe that this division is well positioned to benefit from the expected cyclical recovery in the production of steel and other metals.

        LOW COST SUPPLIER. We believe that our graphite electrode production cost structure is and will continue to be the lowest of all major producers. We believe that our network of state-of-the-art manufacturing facilities in diverse geographic regions, including Brazil, Mexico, South Africa, France, Spain and Russia, coupled with our planned joint venture manufacturing facility located in China, provides us with significant operational flexibility and an important cost advantage. We have aggressively reduced our graphite electrode production costs by closing higher cost facilities and redeploying much of that capacity to our larger, lower cost, strategically located facilities. Completed actions include the shutdown of graphite electrode manufacturing capacity in Canada, Germany and the U.S., coupled with incremental expansion of graphite electrode manufacturing capacity in Mexico, South Africa and Spain.

        LEADING MARKET SHARE. We are one of only two global producers of graphite and carbon electrodes and cathodes. We believe that this division has the leading market share in all of its major product lines.

        SIGNIFICANT BARRIERS TO ENTRY. We believe that the barriers to entrants in the graphite and carbon electrode industries are high. There have been no significant entrants since 1950. We estimate that our average capital investment to incrementally increase our annual graphite electrode manufacturing capacity would be less than 10% of the initial investment for "greenfield" capacity. We also believe that production of these materials requires a significant amount of expertise and know-how, which we believe is difficult for entrants to replicate in order to compete effectively.

        GRAPHITE ELECTRODES ARE USED IN THE HIGHER LONG TERM GROWTH SECTOR OF THE STEEL INDUSTRY. Graphite electrodes accounted for about 79% of this division's net sales during 2001. Graphite electrodes are consumed in the production of steel in "mini-mills." "Mini-mills" constitute the higher long term growth sector of the steel industry. Worldwide electric arc furnace steel production grew from about 14% of total steel production in 1970 to about 33% of total steel production in 2001. The following table illustrates the growth in electric arc furnace steel production over the past 32 years:

                           Worldwide Steel Production
                            (MILLIONS OF METRIC TONS)






               [Insert the Worldwide Steel Production chart here]












    Sources: International Iron and Steel Institute and GTI estimates

        To maintain our strong competitive position, we have instituted a number of strategic initiatives to improve the cost structure, increase the revenues and maximize the cash flow generated by this division. These strategic initiatives include:

        PURSUING COST SAVINGS. We are focused on continuous cost improvement. We believe that key actions identified under our new major cost savings plan will enable us to reduce our average graphite electrode production cost by an additional 15% by 2004 as compared to 2001. These actions include:

        o the mothballing of our graphite electrode manufacturing capacity in Caserta, Italy, completed during the 2002 first quarter, ahead of schedule, combined with the redeployment of much of that capacity to our larger, lower cost graphite electrode manufacturing facilities in Mexico, France and Spain; and

        o the delivery of the balance of the full benefits from the completed closure of our U.S. graphite electrode manufacturing operations.

        LEVERAGING OUR GLOBAL PRESENCE WITH INDUSTRY LEADING CUSTOMERS. Capitalizing on our global leadership position and the continuing consolidation within the steel and other metals industries, we are prioritizing our sales and marketing efforts toward the world's larger global steel and other metals producers. These efforts focus on offering consistently high quality electrodes and technical services on a global basis at competitive prices.

        We believe that, as a result of these efforts and our diverse geographic locations, we are the producer of graphite electrodes best positioned to serve the global graphite electrode purchasing requirements of these steel producers. We believe that we have increased our market share of graphite electrodes sold to the ten largest electric arc furnace steel producers by about 4 percentage points in 2001 as compared to 2000. In 2001, six of our top ten graphite electrode customers were among the ten largest purchasers of graphite electrodes worldwide. To further strengthen our competitive advantage and expand our global manufacturing presence, we have entered into and begun performance under an agreement with Jilin Carbon Joint Stock Company, Ltd. (together with its affiliates, "Jilin") to form a joint venture, which, subject to receipt of required Chinese governmental approval and satisfaction of other conditions, is expected to produce and sell high quality graphite electrodes in China.

        We have a strategic alliance with Pechiney in the cathode business, which has allied us with the recognized world leader in aluminum smelting technology and which we believe positions us as the quality leader in the low cost production of high quality graphite cathodes. We believe that our graphite cathode technology will enable us to incrementally increase our market share of graphite cathodes sold upon the commencement of operation of the new, more efficient aluminum smelting furnaces that are being built, even as older furnaces are being shut down. Our cathode capacity is sold out for the balance of 2002 and into the beginning of 2003.

        DELIVERING EXCEPTIONAL AND CONSISTENT QUALITY AND SERVICE. We believe that our products are among the highest quality available. We continue to work diligently to improve the quality and uniformity of our products on a worldwide basis, providing significant production efficiencies for our customers and the flexibility to source most orders from the facility that optimizes our profitability. We have a strong commitment to provide a high level of technical service to our customers, with more technical service engineers located in more countries than any of our competitors. We believe that we have the most extensive technical and customer service organization in our industry, which we use strategically to service key customers to our competitive advantage.

ADVANCED ENERGY TECHNOLOGY DIVISION

        Our Advanced Energy Technology Division develops, manufactures and sells high quality, highly engineered natural and synthetic graphite- and carbon-based energy technologies, products and services for both established and high-growth-potential markets. We currently sell these products primarily to the transportation, chemical, petrochemical, fuel cell power generation and electronic thermal management markets. In addition, we provide cost effective technical services for a broad range of markets and license our proprietary technology in markets where we do not anticipate engaging in manufacturing ourselves. During 2001, net sales of this division were $129 million, with gross profit of $38 million and gross profit margin of 29.6%.

        We are the world's leading manufacturer of natural graphite-based products, including flexible graphite. Flexible graphite is an excellent gasket and sealing material that to date has been used primarily in high temperature and corrosive environments in the automotive, chemical and petrochemical markets. Advanced flexible graphite can be used in the production of materials, components and products for proton exchange membrane fuel cells and fuel cell systems, electronic thermal management applications, industrial thermal management applications and battery and supercapacitor power storage applications. Our synthetic graphite- and carbon-based products range from established products, such as graphite and carbon refractories, graphite molds and rocket nozzles and cones, to new carbon composites used in the fuel cell power generation and electronic thermal management markets.

        We believe that the strengths of this division include:

        o   developing intellectual property;

        o developing and commercializing prototype and next generation products and services; and

        o establishing strategic alliances with leading customers and suppliers as well as key technology focused companies.

        We are leveraging our strengths to build the value of this division through the development and commercialization of proprietary technologies into high-growth-potential markets. We believe that our two largest growth opportunities are in the fuel cell power generation and electronic thermal management markets.

        Since December 2000, this division has entered into strategic alliances with Ballard Power Systems, the world's leader in fuel cell development, and two leading chip makers in electronic thermal management. This division has also entered into a strategic alliance with Conoco Inc. for carbon fiber technology and manufacturing services.

                               RECENT DEVELOPMENTS

        NEW MAJOR COST SAVINGS PLAN. In January 2002, we announced a new major cost savings plan designed to generate cost savings to strengthen our balance sheet. The key elements of the 2002 plan include:

        o the rationalization of graphite electrode manufacturing capacity at our higher cost facilities and the incremental expansion of capacity at our lower cost facilities;

        o the redesign and implementation of changes in our U.S. benefit plans for active and retired employees, which has been completed;

        o the implementation of work process changes, including consolidating and streamlining order fulfillment, purchasing, finance and accounting, and human resource processes, along with the identification and implementation of outsourcing opportunities;

        o    additional plant and corporate overhead cost reductions; and

        o the corporate realignment of our subsidiaries, consistent with the operational realignment of our divisions, to generate significant tax savings.

        We estimate that the 2002 plan will generate cumulative cost savings of about $45 million by the end of 2002, $120 million by the end of 2003 and $200 million by the end of 2004, and recurring annual cost savings of $80 million by the end of 2004. We expect that cost of sales and overhead savings will account for about 75% of the $80 million, with the balance being interest and tax savings. These savings are additive to those which we achieved by the end of 2001 under the global restructuring and rationalization plan that we originally announced in September 1998 and that is now completed. We delivered total recurring annualized run rate cost savings of $132 million by the end of 2001 under the 1998 plan. We estimate that the aggregate cash cost to implement the cost savings initiatives of the 2002 plan will be about $20 million. We estimate that the capacity expansion will cost an additional $15 million.

        ANNOUNCED ASSET SALES. We intend to sell real estate, non-strategic businesses and certain other non-strategic assets over the next two years. We estimate that the pre-tax, cash proceeds from these sales will total $75 million by the end of 2003. The non-strategic businesses contributed net sales of about $25 million in 2001.

        ISSUANCE OF INITIAL NOTES. On February 15, 2002, UCAR Finance issued $400 million of the Initial Notes. We used $314 million of the net proceeds to repay term loans under the Senior Facilities and the balance of the net proceeds to reduce the outstanding balance under our revolving credit facility.

After such repayment, the aggregate principal amount due on the term loans are: no payments in 2002, 2003 or 2004, $26 million in 2005, $26 million in 2006 and $164 million in 2007.

        ISSUANCE OF NEW NOTES. On May 6, 2002, UCAR Finance issued $150 million of the New Notes. $75 million of the net proceeds from the offering of the New Notes was used to reduce the outstanding balance under our revolving credit facility and the balance was used to repay term loans under the Senior Facilities. After such repayment, the aggregate principal payments due on the term loans are: no payments in 2002, 2003, 2004, 2005 or 2006 and $131 million in 2007.

        RECENT BANK AMENDMENTS. In connection with the issuance of the Initial Notes, the Senior Facilities were amended to, among other things, permit us to issue the Initial Notes (in an amount not to exceed $400 million) and use the net proceeds as described above.

        In connection with this amendment, our maximum permitted leverage ratio substantially increased, our minimum required interest coverage ratio substantially decreased and the manner in which those ratios are calculated was changed to provide us more flexibility (with full availability of our revolving credit facility) with respect to, among other things, the lawsuit initiated by us against our former parents and the provision of security for antitrust fines.

        In connection with the issuance of the New Notes, the Senior Facilities were amended to, among other things, permit us to issue the New Notes and use the net proceeds as described above. In connection with this amendment, our financial covenants were changed to provide us with more flexibility and the maximum amount available under our revolving credit facility will be reduced from [euro] 250 million to [euro] 200 million. At March 31, 2002, on an as adjusted basis after giving effect to the offering of the New Notes and the application of the estimated net proceeds, the outstanding balance under our revolving credit facility would have been nil.

        OTHER MATTERS. We believe that satisfactory progress is being made on the planned asset sales, which are part of the 2002 plan, and that successful completion of those asset sales would strengthen our balance sheet. We maintain our aggressive net debt goal of $500 million by the end of 2004 and have a nearer term target of $600 million by the end of 2003 or earlier, pending planned asset sales.

        In addition, as previously announced, we are implementing interest rate management initiatives to seek to minimize our interest expense and optimize our portfolio of fixed and variable interest rate obligations. In connection with those initiatives, we recently entered into a ten year interest rate swap for a notional amount of $200 million to effectively convert that amount of fixed rate debt to variable rate debt. We are targeting interest expense of $60 million for 2002, essentially the same as 2001.

        In January 2002, we finalized discussions with the U.S. Department of Justice to restructure the payment schedule for the remaining amount due on our 1998 antitrust fine (an aggregate of $57.5 million at April 30, 2002). Previously, we were scheduled to make payments of $18 million in the 2002 second quarter and $21 million in both the 2003 and 2004 second quarters. The revised payment schedule requires a $2.5 million payment in 2002 (which has been timely made), a $5.0 million payment in 2003 and, beginning with the 2004 second quarter, quarterly payments ranging from $3.25 million to $5.375 million through the 2007 first quarter. Interest will begin to accrue on the unpaid balance, commencing with the 2004 second quarter, at the statutory rate of interest then in effect. In January 2002, the statutory rate of interest was 2.13% per annum.

     On April 30, 2002, we received consent from the holders of the Initial Notes to waive a provision under the Indenture in order to permit the issuance of up to $150 million of additional Notes without the requirement to make additional intercompany loans to our foreign subsidiaries.

                              ORGANIZATIONAL CHART

        The following chart summarizes our corporate organizational structure following completion of the corporate realignment of our subsidiaries (but without giving effect to any change in the names of our subsidiaries). We completed the realignment of our management and operations in 2001, and expect to substantially complete the realignment of our corporate organizational structure in the 2002 first half.



                 [Insert the corporate organizational chart of
             GrafTech International Ltd. and its Subsidiaries here]



        UCAR Finance does not have any material assets other than: the unsecured intercompany term note obligations that are pledged to secure the Existing Notes; a secured intercompany revolving note issued by our Swiss subsidiary and secured guarantees of that note by our other principal foreign subsidiaries, as well as a secured intercompany revolving note issued by UCAR Carbon, both of which are pledged to secure the Senior Facilities; other intercompany notes (called "CASH FLOW NOTES") payable to it created to facilitate the flow of funds among our subsidiaries (some or all of which will be effectively contributed to our Swiss subsidiary in connection with the corporate realignment of our subsidiaries); and assets associated with our treasury, cash management, cash pooling and hedging activities that are conducted through UCAR Finance.

                                ----------------

        UCAR Finance and the other guarantors of the Notes are Delaware corporations, except for UCAR Composites Inc., which is a California corporation and UCAR Carbon Technology LLC, which is a Delaware limited liability company. Our principal executive offices are located at Brandywine West, 1521 Concord Pike, Suite 301, Wilmington, Delaware 19803, and our telephone number at that location is (302) 778-8227. We maintain a web site at http://www.graftechinternational.com, our subsidiary,

Graftech, maintains a website at http://www.graftech.com and our High Tech High Temp ("HT2") business unit maintains a web site at http://www.HT2.com. The information contained on these web sites is not part of this prospectus.

        On May 7, 2002, we changed our name from UCAR International Inc. to GrafTech International Ltd.



                          SUMMARY OF THE EXCHANGE OFFER

The Exchange Offer.............................   We are offering to exchange $550,000,000
                                                  aggregate principal amount of Exchange Notes
                                                  that have been registered under the
                                                  Securities Act for a like aggregate principal
                                                  amount of our Existing Notes.  In order to be
                                                  exchanged, the Existing Notes must be
                                                  properly tendered and accepted.  All
                                                  outstanding Existing Notes that are validly
                                                  tendered and not validly withdrawn will be
                                                  exchanged.

Resales of Exchange Notes..............           Based on certain no-action letters issued by
                                                  the staff of the SEC, we believe that the
                                                  Exchange Notes may be offered for resale,
                                                  resold and otherwise transferred by you
                                                  without compliance with the registration and
                                                  prospectus delivery provisions of the
                                                  Securities Act, provided that:

                                                  o   you are acquiring the Exchange Notes in
                                                      the ordinary course of your business;

                                                  o   you are not participating, do not intend
                                                      to participate and have no arrangement or
                                                      understanding with any person to
                                                      participate, in the distribution of the
                                                      Exchange Notes; and

                                                  o   you are not an affiliate of UCAR Finance,
                                                      within the meaning of Rule 405 under the
                                                      Securities Act of 1933.

                                                  If any of these conditions is not true and you transfer
                                                  any Exchange Note without delivering a prospectus
                                                  meeting the requirements of the Securities Act or without
                                                  an exemption from such requirements, you may incur
                                                  liability under the Securities Act. We do not and will not assume, or indemnify you against, such liability.

                                                  Each broker-dealer that receives Exchange Notes for
                                                  its own account may be deemed an "underwriter" within the
                                                  meaning of the Securities Act and must acknowledge that it will deliver a prospectus meeting the requirements of
                                                  the Securities Act in connection with any resale of
                                                  such Exchange Notes. A broker-dealer may use this
                                                  prospectus for any offer to resell, resale and other
                                                  transfer of Exchange Notes received in exchange for
                                                  Existing Notes which were acquired by such broker-dealer
                                                  as a result of market-making activities or other trading
                                                  activities. The Letter of



                                       9

                                                  Transmittal that accompanies this prospectus states
                                                  that, by so acknowledging and by delivering a prospectus,
                                                  a broker-dealer will not be deemed to admit that it is
                                                  an "underwriter" within the meaning of the Securities Act.

Registration Rights....................           The terms of the Registration Rights
                                                  Agreements which we entered into with the
                                                  initial purchasers for the Existing Notes
                                                  grants you certain exchange and registration
                                                  rights with respect to your Existing Notes.
                                                  This exchange offer is intended to satisfy
                                                  all of those rights, and those rights will
                                                  terminate when the exchange offer is
                                                  completed.  If you do not exchange your
                                                  Existing Notes for Exchange Notes, you will
                                                  no longer be able to obligate us to register
                                                  your Existing Notes under the Securities Act
                                                  except in the limited circumstances provided
                                                  under each of the Registration Rights
                                                  Agreements.  In addition, you will not be
                                                  able to resell, offer to resell or otherwise
                                                  transfer your Existing Notes unless they are
                                                  registered under the Securities Act or unless
                                                  you resell, offer to resell or otherwise
                                                  transfer them under an exemption from the
                                                  registration requirements of, or in a
                                                  transaction not subject to, the Securities
                                                  Act.  See "Risk Factors -- Risks Relating to
                                                  the Exchange Offer -- A Failure to
                                                  Participate in the Exchange Offer May Have
                                                  Adverse Consequences."

Expiration Date........................           The exchange offer will expire at 5:00 p.m.,
                                                  New York City time, on July 8, 2002 unless we
                                                  decide to extend it.

Conditions to the
Exchange Offer.........................           The exchange offer is not subject to any
                                                  condition other than certain customary
                                                  conditions, including that:

                                                  o  there is no change in laws and
                                                     regulations which would impair our
                                                     ability to proceed with the exchange
                                                     offer;

                                                  o  there is no change in the current
                                                     interpretation of the staff of the SEC
                                                     which permits resales of the Exchange
                                                     Notes;

                                                  o  there is no stop order issued by the staff
                                                     of the SEC which suspends the effectiveness
                                                     of the registration statement of which
                                                     this prospectus is a part;

                                                  o  there is no litigation which impairs our
                                                     ability


                                       10

                                                     to proceed with the exchange offer;

                                                  o  we obtain all the governmental approvals
                                                     we deem necessary for the exchange offer;
                                                     and

                                                  o  there is no change, or development involving a
                                                     prospective change, in our business or financial
                                                     affairs which might materially impair our
                                                     ability to proceed with the exchange offer.

                                                  See "The Exchange Offer and Exchange Procedures
                                                  --Conditions of the Exchange Offer."

Procedures for
Tendering Existing Notes...............           If you wish to participate in the exchange
                                                  offer, you must complete, sign and date the
                                                  Letter of Transmittal, or a facsimile of the
                                                  Letter of Transmittal, and mail or otherwise
                                                  deliver it together with your Existing Notes
                                                  and any other documents required by the
                                                  Letter of Transmittal to State Street Bank
                                                  and Trust Company, as Exchange Agent, at the
                                                  address indicated on the Letter of
                                                  Transmittal.  In the alternative, you may
                                                  tender your Existing Notes by following the
                                                  procedures for book-entry transfer described
                                                  in this prospectus.  See "The Exchange
                                                  Offer and Exchange Procedures--Procedures for
                                                  Tendering."

Special Procedures for
Beneficial Owners......................           If your Existing Notes are registered in the
                                                  name of a broker, dealer, commercial bank,
                                                  trust company or other nominee, we urge you
                                                  to contact that person promptly if you wish
                                                  to tender your Existing Notes in the exchange
                                                  offer.  See "The Exchange Offer and Exchange
                                                  Procedures--Procedures for Tendering."

Guaranteed Delivery
Procedures.............................           If you wish to tender your Existing Notes and
                                                  you cannot get your required documents to the
                                                  Exchange Agent prior to the Expiration Date,
                                                  you may tender your Existing Notes according
                                                  to the guaranteed delivery procedures
                                                  described under "The Exchange Offer and Exchange
                                                  Procedures--Guaranteed Delivery Procedures."

Withdrawal Rights......................           You may withdraw the tender of your Existing
                                                  Notes at any time prior to 5:00 p.m., New
                                                  York City time, on the Expiration Date.  To
                                                  withdraw, you must send a written or
                                                  facsimile transmission notice of withdrawal
                                                  to the Exchange Agent at its address set
                                                  forth under "The Exchange Offer and Exchange
                                                  Procedures--Exchange Agent" prior to 5:00 p.m.,
                                                  New York City time, on the Expiration Date.




                                       11

Certain U.S. Federal
Income Tax
Consequences...........................           The exchange of the Existing Notes for
                                                  Exchange Notes will not be a taxable exchange
                                                  for U.S. federal income tax purposes.  See
                                                  "Certain U.S. Federal Income Tax
                                                  Considerations."

Use of Proceeds........................           We will not receive any proceeds from the
                                                  issuance of the Exchange Notes.  The exchange
                                                  offer is intended solely to satisfy certain
                                                  of our obligations under each of the
                                                  Registration Rights Agreements.

Exchange Agent.........................           State Street Bank and Trust Company is
                                                  serving as the Exchange Agent in connection
                                                  with the exchange offer.

                   SUMMARY OF THE TERMS OF THE EXCHANGE NOTES

Issuer.................................           UCAR Finance Inc.

Notes Offered..........................           $550,000,000 aggregate principal amount of
                                                  10 1/4% Senior Notes due 2012. The form and
                                                  terms of the Exchange Notes are the same as
                                                  the form and terms of the Existing Notes,
                                                  except that the Exchange Notes will be
                                                  registered under the Securities Act and,
                                                  therefore, will not bear legends restricting
                                                  their transfer and will not be entitled to
                                                  registration rights under the Registration
                                                  Rights Agreements.  The Exchange Notes will
                                                  evidence the same debt as the Existing Notes
                                                  and both the Existing Notes and the Exchange
                                                  Notes are governed by the same Indenture.

Maturity Date..................................   February 15, 2012.

Interest and Interest Payment Dates............   The Exchange Notes will accrue interest at a
                                                  rate of 10 1/4% per annum, payable semi-annually
                                                  in arrears on each February 15 and August 15
                                                  of each year, beginning on August 15, 2002.

Guarantees.....................................   The Exchange Notes will be guaranteed on a
                                                  senior unsecured basis by GTI, UCAR Global
                                                  and UCAR Carbon and other U.S. subsidiaries
                                                  holding a substantial majority of our U.S.
                                                  assets, except that the guarantee by UCAR
                                                  Carbon will be secured by a limited junior
                                                  pledge of our shares of one of our
                                                  subsidiaries, Graftech.

Intercompany Notes and Intercompany Note
Guarantees.....................................   Certain unsecured intercompany term notes and
                                                  guarantees of those unsecured intercompany
                                                  term notes (together, the unsecured
                                                  intercompany term


                                       12

                                                  note obligations) issued to UCAR Finance
                                                  by certain of our foreign subsidiaries
                                                  is pledged by UCAR Finance to the
                                                  Trustee for the benefit of the holders of
                                                  the Notes, subject to the limitation that at
                                                  no time will the combined value of the
                                                  pledged portion of any foreign subsidiary's
                                                  unsecured intercompany term note and
                                                  unsecured intercompany term note guarantee
                                                  exceed 19.99% of the principal amount of the
                                                  then outstanding Notes.

Security for the UCAR Carbon Guarantee.........   The guarantee by UCAR Carbon is secured by a
                                                  pledge of our shares of one of our
                                                  subsidiaries, Graftech, but at no time will
                                                  the value of the pledged portion of such
                                                  shares exceed 19.99% of the principal amount
                                                  of the then outstanding Exchange Notes. The
                                                  pledge of the shares of Graftech is junior to
                                                  the pledge of such shares to secure the
                                                  Senior Facilities.

Ranking........................................   The Exchange Notes will rank senior to
                                                  present and future subordinated debt and
                                                  equally with present and future senior debt
                                                  and obligations of UCAR Finance. The Exchange
                                                  Notes will be effectively subordinated to
                                                  present and future secured debt and
                                                  obligations of UCAR Finance, to the extent of
                                                  the value of the assets securing such debt
                                                  and obligations, and will be structurally
                                                  subordinated to debt and obligations,
                                                  including trade payables, of subsidiaries
                                                  that are neither guarantors nor unsecured
                                                  intercompany term note obligors.

Ranking of the Intercompany Note Obligations...   The unsecured intercompany term note
                                                  obligations rank senior to present and future
                                                  subordinated guarantees, debt and obligations
                                                  of the respective obligors, and equally with
                                                  present and future senior guarantees, debt
                                                  and obligations of the respective obligors.
                                                  The unsecured intercompany term note
                                                  obligations are effectively subordinated to
                                                  present and future secured guarantees, debt
                                                  and obligations of the respective obligors,
                                                  to the extent of the value of the assets
                                                  securing such guarantees, debt and
                                                  obligations, and are structurally
                                                  subordinated to guarantees, debt and
                                                  obligations, including trade payables,
                                                  of subsidiaries of the respective
                                                  obligors that are not also unsecured
                                                  intercompany term note obligors.

Optional Redemption............................   We may redeem some or all of the Exchange
                                                  Notes at any time after February 15, 2007, at
                                                  the


                                       13

                                                  redemption prices listed under "Description
                                                  of Notes-- Optional Redemption."  In
                                                  addition, prior to February 15, 2005, we
                                                  can redeem up to 35% of the original
                                                  aggregate principal amount of the Exchange
                                                  Notes (including the original principal
                                                  amount of any Additional Notes) with net
                                                  proceeds from public equity offerings.

Change of Control Offer................           We must offer to repurchase the Exchange
                                                  Notes at 101% of principal amount, plus
                                                  accrued and unpaid interest, if any, if we
                                                  are the subject of specified kinds of changes
                                                  of control.

Certain Covenants......................           The Indenture contains covenants that limit
                                                  our ability to:

                                                  o   incur or guarantee additional debt;

                                                  o   pay dividends or make distributions on,
                                                      or redeem or repurchase, our capital
                                                      stock or junior debt;

                                                  o   make other restricted payments, including
                                                      investments;

                                                  o   create liens;

                                                  o   sell or otherwise dispose of assets,
                                                      including capital stock of subsidiaries;

                                                  o   enter into arrangements that restrict
                                                      dividends from subsidiaries;

                                                  o   enter into mergers or consolidations;

                                                  o   enter into transactions with affiliates;

                                                  o   enter into sale/leaseback transactions;
                                                      and

                                                  o   prepay or amend the terms of the
                                                      unsecured intercompany term note
                                                      obligations.

                                                  These covenants are subject to important exceptions and
                                                  qualifications, which are described in "Description of
                                                  the Notes" under "--Certain Covenants" and "--Intercompany
                                                  Notes and Intercompany Note Guaranties." See "Risk
                                                  Factors--Risks Relating to Us.

Transfer Restrictions..................           The Exchange Notes are new securities, and
                                                  there is currently no established market for
                                                  the Exchange Notes.  We do not currently
                                                  intend to apply for listing of the Exchange
                                                  Notes on any national securities exchange or
                                                  for quotation through any


                                       14

                                                  automated quotation system. Accordingly,
                                                  there can be no assurance as to the
                                                  development of any market for, or the
                                                  liquidity of any market that may develop
                                                  for, the Exchange Notes. See "Risk
                                                  Factors-- Risks Relating to the Exchange
                                                  Offer-- You May Find it Difficult to
                                                  Sell Your Exchange Notes."


                       SUMMARY CONSOLIDATED FINANCIAL DATA

        The following summary historical consolidated financial data at and for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 have been derived from our audited annual Consolidated Financial Statements, except for the data under "Other Operating Data." The following summary consolidated financial data at and for the three months ended March 31, 2001 and 2002 have been derived from our quarterly Consolidated Financial Statements (except for the items under "Other Operating Data"), which are unaudited but in the opinion of our management reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our results of operations for such periods. The following summary "as adjusted" consolidated financial data at and for the twelve month period ended December 31, 2001 have been derived, except for the items under "Other Operating Data," from our Consolidated Financial Statements, adjusted to give effect to the offering of the Initial Notes, the offering of the New Notes and our equity offering completed in July 2001 as well as the application of the net proceeds from the three offerings, as if all three offerings had occurred on January 1, 2001 for "Statement of Operations Data" or on December 31, 2001 for "Balance Sheet Data." The data are presented for informational purposes only and do not purport to be indicative of the results that would have actually been obtained if these offerings had been completed on the dates indicated or that may be expected to occur in the future.

        You should read these data in conjunction with the "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere in this prospectus.


                                                                                             THREE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                      MARCH 31,
                                              ------------------------------------------     -------------------
                                              1997   1998   1999   2000    2001     2001       2001        2002
                                              ----   ----   ----   ----    ----     ----       ----        ----
                                                                                (AS ADJUSTED)
                                                                        (DOLLARS IN MILLIONS)

STATEMENT OF OPERATIONS DATA:
  Net sales...............................   $1,097   $947  $831   $776    $654     $654       $171        $138
  Gross profit(a).........................      411    343   258    216     185      185         49          31
  Selling, administrative and other
    expenses..............................      115    103    86     86      78       78         21          18
  Restructuring charges (credit)(b).......        -     86    (6)     6      12       12          -           5
  Impairment loss on long-lived
    assets(c).............................        -     60    35      3      80       80          -           -
  Antitrust investigations and
    related lawsuits and claims(d)........      340      -     -      -      10       10          -           -
  Securities class action and
    stockholder derivative lawsuits(e)....        -      -    13     (1)      -        -          -           -
  Corporate realignment and related
    expenses(f)...........................        -      -     -      -       2        2          -           1
  Operating profit (loss)(a)(b)(c)(d)(e)..      (58)    77   130    111     (10)     (10)        25           7
  Interest expense........................       64     73    84     75      60       74         19          13
  Provision for (benefit from) income
    taxes.................................       39     32     1     10      15       10          2          (5)
  Income (loss) before extraordinary
    item(a)(b)(c)(d)(e)...................     (160)   (30)   42     23     (87)     (96)         3          (2)
  Extraordinary item, net of tax(g).......        -      7     -     13       -        -          -           2
  Net income
    (loss)(a)(b)(c)(d)(e)(g)..............     (160)   (37)   42     10     (87)     (96)         3          (4)
OTHER FINANCIAL DATA:
  Ratio of earnings to fixed
    charges (h)...........................        -      -  1.54x  1.30x      -        -       1.32x          -
  Cash flow provided by (used in)
    operating activities..................      172    (29)   80     94      17       17         11         (47)
  Cash flow provided by (used in)
    investing activities..................     (221)   (31)  (39)   (50)    (39)     (39)        (4)         (9)



                                       16

                                                                                             THREE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                      MARCH 31,
                                              ------------------------------------------     -------------------
                                              1997   1998   1999   2000    2001     2001       2001        2002
                                              ----   ----   ----   ----    ----     ----       ----        ----
                                                                                (AS ADJUSTED)
                                                                        (DOLLARS IN MILLIONS)

  Cash flow provided by (used in)
    financing activities..................       13     62   (80)   (13)     15       15           4          51
  Gross profit margin(a)..................     37.5%  36.2% 31.0%  27.8%   28.3%    28.3%       28.5%       22.3%
  Operating profit (loss) margins.........     (5.3)   8.1  15.6   14.3    (1.5)    (1.5)       14.6         5.1
  Depreciation and amortization...........      $49    $51   $45    $43     $36      $36         $10          $7
  Capital expenditures....................       79     52    56     52      40       40          (5)         (9)
OTHER OPERATING DATA:
  Adjusted EBITDA(i)......................      331    274   225    164     130      130          35          20
  Total debt to Adjusted EBITDA...........     2.21x  2.93x 3.21x  4.48x   4.91x    5.40x         N/M         N/M
  Adjusted EBITDA to interest expense.....     5.17x  3.75x 2.68x  2.19x   2.17x    1.76x       1.84x       1.54x
  Average sales revenue per metric
    ton of graphite electrodes............    3,123  3,013 2,676  2,379   2,341    2,341       2,419       2,083
  Average cost of sales per metric
    ton of graphite electrodes............    1,953  1,918 1,783  1,723   1,691    1,691       1,765       1,638
  Quantity of graphite electrodes
    sold (thousands of metric
    tons)(j)(k)...........................      242    211   206    217     174      174        43.0        38.5
BALANCE SHEET DATA (AT PERIOD END):
  Cash and cash equivalents...............      $58    $58   $17    $47     $38      $38         $56         $33
  Working capital.........................       94    203   105    101     112      112          97         139
  Total assets............................    1,262  1,137   933    908     797      816         879         817
  Total debt..............................      732    804   722    735     638      702(l)      715         696
  Balance of reserve for antitrust
    investigations, lawsuits and
    claims................................      337    195   131    107     101      101          99         101
  Other long term obligations
    (excluding the reserve for
    antitrust investigations,
    lawsuits and claims)(m)...............      150    149   120    126     132      132         125         129
  Stockholders' equity (deficit)..........     (227)  (287) (293)  (316)   (332)    (332)       (320)       (343)


---------------

(a) For 1999, includes an $8 million charge for the write-down to lower of cost or market of certain advanced graphite materials inventory.

(b) For 1998, represents costs recorded in connection with closing graphite electrode operations in Canada and Germany and consolidation of certain corporate administrative offices. These costs consisted primarily of severance, write-offs of fixed assets and environmental and other shutdown costs. For 1999, represents a net reduction in the estimate of shutdown costs recorded in 1998. For 2000, represents a $2 million charge in connection with restructuring of our advanced graphite materials business and a $4 million charge in connection with a corporate restructuring involving workforce reduction. These costs consisted primarily of severance. For 2001, represents a $7 million charge for restructuring costs in connection with closure of graphite electrode manufacturing operations in Tennessee and coal calcining operations in New York and relocation of corporate headquarters, which consisted primarily of severance, and a $5 million charge in connection with mothballing of our graphite electrode operations in Italy. For 2002 first quarter, represents a $5 million restructuring charge related primarily to the mothballing of our graphite electrode operations in Caserta, Italy.

(c) Represents impairment losses on long-lived assets associated with our Russian assets in 1998, our advanced graphite materials assets in 1999 and our cathode assets in 2000. For 2001, represents a $51 million charge related to our graphite electrode assets in Tennessee, a $1 million charge related to our coal calcining assets in New York, a $1 million charge related to our advanced graphite materials assets, a $24 million charge related to our graphite electrode assets in Italy and a $3 million charge related to impairment losses on securities.

(d) Represents estimated potential liabilities and expenses in connection with antitrust investigations and related lawsuits and claims.

(e) Represents estimated liabilities and expenses in connection with securities class action and stockholder derivative lawsuits, $1 million of which was reversed in 2000.

(f) Represents costs in connection with the corporate realignment of our subsidiaries.

(g) The 1998 extraordinary item and the 2000 extraordinary item resulted from early extinguishment of debt in connection with our debt refinancings and recapitalizations. For the 2002 first quarter, represents the write-off of capitalized fees associated with the Tranche A and B Term Loans.

(h) The ratio of earnings to fixed charges has been computed by dividing (i) earnings before income taxes, plus fixed charges (excluding capitalized interest) and amortization of capitalized interest by (ii) fixed charges, which consist of interest charges (including capitalized interest) plus the portion of rental expense that includes an interest factor. In 1997, earnings were insufficient to cover fixed charges by $122 million due to, among other things, the $340 million charge recorded in connection with estimated potential liabilities and expenses in connection with antitrust investigations and related lawsuits and claims. Earnings were insufficient to cover fixed charges by $3 million in 1998, by $69 million in 2001 and by $8 million in the 2002 first quarter due to, among other things, restructuring charges and impairment losses on long-lived and other assets.

(i) EBITDA, for this purpose, means operating profit (loss), plus depreciation, amortization, impairment losses on long-lived and other assets, impairment losses on investments, inventory write-downs (in each case as described above) and that portion of restructuring charges (credits) applicable to non-cash asset write-offs. The amount of restructuring charges (credits) applicable to non-cash asset write-offs was a charge of $29 million in 1998, a credit of $6 million in 1999 and a charge of $4 million in 2001. Adjusted EBITDA, for this purpose, means EBITDA plus the cash portion of restructuring charges (credits), charges (credits) for estimated potential liabilities and expenses in connection with antitrust investigations and related lawsuits and claims, securities class actions and stockholder derivative lawsuits, the charge related to the withdrawn public offering by Graftech and the charges in connection with the corporate realignment of our subsidiaries. We believe that EBITDA and Adjusted EBITDA are generally accepted as providing useful information regarding a company's ability to incur and service debt. EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows from continuing operations or other consolidated income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Our method for calculating EBITDA or Adjusted EBITDA may not be comparable to methods used by other companies and is not the same as the method for calculating EBITDA under the Senior Facilities or the Indenture. The following table sets forth, for the periods indicated, the calculation of EBITDA and Adjusted
        EBITDA:

                                                                                  THREE MONTHS
                                                    YEAR ENDED DECEMBER 31,      ENDED MARCH 31,
                                                    -----------------------      ---------------
                                                 1997  1998   1999   2000  2001   2001    2002
                                                 ----  ----   ----   ----  ----   ----    ----
                                                     (DOLLARS IN MILLIONS)

Operating profit (loss)(a)(b)(c)(d)........     $(58)  $ 77   $130   $111  $(10)  $ 25     $ 7
Depreciation and amortization..............       49     51     45     43    36     10       7
Impairment loss on long-lived assets(c)....        -     60     35      3    80      -       -
Write-down of graphite specialties                                                   -       -
  inventory(a).............................        -      -      8      -     -      -       -



                                       18

                                                                                  THREE MONTHS
                                                    YEAR ENDED DECEMBER 31,      ENDED MARCH 31,
                                                    -----------------------      ---------------
                                                 1997  1998   1999   2000  2001   2001    2002
                                                 ----  ----   ----   ----  ----   ----    ----
                                                     (DOLLARS IN MILLIONS)

Non-cash portion of restructuring charges
  (credits)................................         -    29    (6)      -      4     -       -
                                                ------ -----------  ------ ------ -----  -----

EBITDA.....................................        (9)  217   212     157    110    35      14
Cash portion of restructuring charges......         -    57     -       6      8     -       5
Corporate realignment and related expenses.         -     -     -       -      2     -       1
Expenses related to the withdrawn Graftech
  offering.................................         -     -     -       2      -     -       -
Antitrust investigations and related
  lawsuits and claims(d)...................       340     -     -       -     10     -       -
Securities class action and stockholder
  derivative lawsuits(e)...................          -    -    13      (1)     -     -       -
                                                ------ -----------  ------ ------ -----  -----

Adjusted EBITDA............................      $331  $274  $225    $164   $130  $ 35   $  20
                                                 ===== ====  ====    ====   ====  ====   =====



(j) Excludes 8,000 metric tons of graphite electrodes sold in 1997 by our South African subsidiary before it became wholly owned on April 21, 1997.

(k) Management believes the quantity of graphite electrodes sold in the 1997 fourth quarter was impacted by customer buy-ins in advance of price increases effective in January 1998.

(l) Includes the $70 million actual revolving facility balance, the $8 million actual short-term debt balance and the $212 million actual outstanding term loans, all at March 31, 2002.

(m) Represents pension, post-retirement and related benefits, employee severance liabilities and miscellaneous other long term obligations.

                                  RISK FACTORS

        AN INVESTMENT IN THE EXCHANGE NOTES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW, IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, BEFORE PARTICIPATING IN THE EXCHANGE OFFER. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING US. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS, CASH FLOWS OR BUSINESS. IF ANY OF THE FOLLOWING RISKS OR UNCERTAINTIES ACTUALLY OCCUR, OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS, CASH FLOWS OR BUSINESS COULD BE HARMED.

                              RISKS RELATING TO US

WE ARE DEPENDENT ON THE GLOBAL STEEL AND OTHER METALS INDUSTRIES. OUR RESULTS OF OPERATIONS MAY DETERIORATE DURING GLOBAL AND REGIONAL ECONOMIC DOWNTURNS.

        Our principal product, graphite electrodes, which accounted for about 63% of our total net sales in 2001, is sold primarily to the electric arc furnace steel production industry. Many of our other products are sold primarily to other metals industries and the transportation industry. These are global basic industries, and customers in these industries are located in every major geographic market. As a result, our customers are affected by changes in global and regional economic conditions. This, in turn, affects demand for, and prices of, our products sold to these industries. Accordingly, we are directly affected by changes in global and regional economic conditions.

        In addition, demand for our products sold to these industries may be adversely affected by improvements in those products as well as in the manufacturing operations of customers, which reduce the rate of consumption or use of our products for a given level of production by our customers. We estimate that the average rate of consumption of graphite electrodes per metric ton of steel produced (called "SPECIFIC CONSUMPTION") declined from about 4.3 kilograms of graphite electrodes per metric ton of steel produced in 1990 to about 2.4 kilograms per metric ton in 2001. While we believe that the rate of decline of specific consumption over the long term has become lower, we believe that there was a slightly more significant decline in 2001 than would otherwise have been the case due to the shutdown of older, less efficient electric arc furnaces due to the severe downturn affecting the steel industry.

        As a result of global and regional economic conditions, reductions in rates of consumption and other factors, demand for our graphite electrodes and some of our other products sold to these industries has fluctuated significantly and prices have declined since 1998. These circumstances reduced our net sales and net income.

        Throughout 1998 and the 1999 first quarter, electric arc furnace steel production declined as a result of adverse global and regional economic conditions. A recovery began in the 1999 second quarter that lasted through mid-2000. Beginning in mid-2000, economic conditions began to weaken in North America, becoming more severe in the 2000 fourth quarter.

        The economic weakening in North America became more severe in 2001. In addition, the impact of the economic weakness in North America on other regional economies became more severe during 2001. This global economic weakness was exacerbated by the impact on economic conditions of the terrorist acts in the U.S. in September 2001. We believe that worldwide electric arc furnace steel production declined in 2001 by 4% as compared to 2000 (to a total of 275 million metric tons, about 33% of total steel production). This weakness continued into the 2002 first quarter.

        These fluctuations in electric arc furnace steel production resulted in corresponding fluctuations in demand for graphite electrodes. Overall pricing worldwide was weak. Although we implemented increases in local currency selling prices of our graphite electrodes in 2000 and early 2001 in Europe, the Asia Pacific region, the Middle East and South Africa, we have not been able to maintain all of these price increases. We continue to face pricing pressures worldwide.

        Demand and prices for most of our other products sold to other metals and the transportation industries were adversely affected by the same global and regional economic conditions that affected graphite electrodes.

        We believe that business conditions for most of our products (other than cathodes) will remain challenging through 2002 and that a recovery in the metals and transportation industries will not occur until the 2002 second half, at the earliest.

        We cannot assure you that the electric arc furnace steel production industry will continue to be the higher long term growth sector of the steel industry or that the other metals or transportation industries served by us will experience stability, growth or recovery from current economic conditions affecting them. Accordingly, we cannot assure you that there will be stability or growth in demand for or prices of graphite electrodes or our other products sold to these industries. An adverse change in global or certain regional economic conditions could materially adversely affect us.

ANY SUBSTANTIAL GROWTH IN NET SALES, CASH FLOW FROM OPERATIONS OR NET INCOME OF OUR ADVANCED ENERGY TECHNOLOGY DIVISION DEPENDS PRIMARILY ON SUCCESSFULLY DEVELOPING, INTRODUCING AND SELLING GRAPHITE AND CARBON TECHNOLOGY AND PRODUCTS FOR EMERGING APPLICATIONS ON A PROFITABLE BASIS. IF WE ARE NOT SUCCESSFUL, WE WILL NOT ACHIEVE OUR PLANNED GROWTH.

        Our planned growth depends on successful and profitable development and sale of:

        o materials and components for proton exchange membrane fuel cells and fuel cell systems;

        o electronic thermal management products, including thermal interface products, heat spreaders, heat sinks and heat pipes, for computer, communications, industrial, military, office equipment and automotive electronic applications;

        o fire retardant products for transportation applications and building and construction materials applications;

        o industrial thermal management products for high temperature process applications; and

        o conductive products for battery and supercapacitor power storage applications.

        Successful and profitable commercialization of technology and products is subject to various risks, including risks beyond our control, such as:

        o the possibility that we may not be able to develop viable products or, even if we develop viable products, that our products may not gain commercial acceptance;

        o the possibility that our commercially accepted products could be subsequently displaced by other technologies or products;

        o the possibility that, even if our products are incorporated in new products of our customers, our customers' new products may not become viable or commercially accepted or may be subsequently displaced;

        o the possibility that a mass market for commercially accepted products, or for our customers' products which incorporate our products, may not develop;

        o restrictions under our agreement with Ballard Power Systems on sales of our fuel cell materials and components to, and collaboration with, others; and

        o failure of our customers, including Ballard Power Systems, to purchase our products in the quantities that we expect.

        These risks could be impacted by adoption of new laws and regulations, changes in governmental programs, failure of necessary supporting systems (such as a fuel delivery infrastructure for fuel cells) to be developed, and consumer perceptions about costs, benefits and safety.

OUR FINANCIAL CONDITION COULD SUFFER IF WE EXPERIENCE UNANTICIPATED COSTS AS A RESULT OF ANTITRUST INVESTIGATIONS, LAWSUITS AND CLAIMS.

        Since 1997, we have been subject to antitrust investigations, lawsuits and claims. We recorded a pre-tax charge of $340 million against results of operations for 1997 and an additional pre-tax charge of $10 million against results of operations for the 2001 second quarter as a reserve for estimated potential liabilities and expenses in connection with antitrust investigations and related lawsuits and claims. We cannot assure you that remaining liabilities and expenses in connection with antitrust investigations, lawsuits and claims will not materially exceed the remaining uncommitted balance of the reserve or that the timing of payment thereof will not be sooner than anticipated. At March 31, 2002, $101 million remained in this unfunded reserve. The balance of the reserve is available for the balance of the fine payable by us to the U.S. Department of Justice (excluding imputed interest thereon) and the fines assessed against us by the antitrust authorities of the European Union, Korea and other matters. The aggregate amount of remaining committed payments payable to the U.S. Department of Justice for imputed interest at March 31, 2002 was about $9 million. Our insurance has not and will not materially cover liabilities that have or may become due in connection with antitrust investigations or related lawsuits or claims.

        If such liabilities or expenses materially exceed the remaining uncommitted balance of this reserve or if the timing of payment thereof is sooner than anticipated, we may not be able to comply with the financial covenants under the Senior Facilities. A failure to so comply, unless waived by the lenders thereunder, would be a default thereunder. This would permit the lenders to accelerate the maturity of the Senior Facilities. It would also permit the lenders to terminate their commitments to extend credit under our revolving credit facility. This would have an immediate material adverse effect on our liquidity. An acceleration of maturity of the Senior Facilities would permit the holders of the Notes to accelerate the maturity of the Notes. If we were unable to repay our debt to the lenders and holders or otherwise obtain a waiver from the lenders and holders, we could experience the consequences or be forced to take the actions described in the two following risk factors and the lenders and holders could proceed against the collateral securing the Senior Facilities and the Notes, respectively, and exercise all other rights available to them. We cannot assure you that we would be able to obtain any such waiver on acceptable terms or at all.

WE ARE HIGHLY LEVERAGED AND OUR SUBSTANTIAL DEBT AND OTHER OBLIGATIONS COULD LIMIT OUR FINANCIAL RESOURCES, OPERATIONS AND ABILITY TO COMPETE AND MAY MAKE US MORE VULNERABLE TO ADVERSE ECONOMIC EVENTS.

        We are highly leveraged, and we have substantial obligations in connection with antitrust investigations, lawsuits and claims. At December 31, 2001, we had total debt of $638 million and a stockholders' deficit of $332 million. At March 31, 2002, we had total debt of $696 million and a stockholders' deficit of $343 million. A substantial portion of our debt has variable interest rates. In addition, we typically discount or factor a substantial portion of our accounts receivable. During 2001, certain of our subsidiaries sold receivables totaling $223 million, of which we estimate that $45 million was outstanding at December 31, 2001. During the 2002 first three months, certain of our subsidiaries sold receivables totaling $42 million, of which we estimate that $38 million was outstanding at March 31, 2002. We are dependent on our revolving credit facility, the availability of which depends on continued compliance with the financial covenants under the Senior Facilities, for liquidity.

        Our high leverage and our antitrust related obligations could have important consequences, including the following:

        o our ability to restructure or refinance our debt or obtain additional debt or equity financing for payment of these obligations, or for working capital, capital expenditures, acquisitions, strategic alliances or other general corporate purposes, may be impaired in the future;

        o a substantial portion of our cash flow from operations must be dedicated to debt service and payment of these antitrust related obligations, thereby reducing the funds available to us for other purposes;

        o an increase in interest rates could result in an increase in the portion of our cash flow from operations dedicated to servicing our debt, in lieu of other purposes;

        o we may have substantially more leverage and antitrust related obligations than certain of our competitors, which may place us at a competitive disadvantage; and

        o our leverage and our antitrust related obligations may hinder our ability to adjust rapidly to changing market conditions or other events and make us more vulnerable to insolvency, bankruptcy or other adverse consequences in the event of a downturn in general or certain regional economic conditions or in our business or in the event that these obligations are greater, or the timing of payment is sooner, than expected.

OUR ABILITY TO SERVICE OUR DEBT, INCLUDING THE NOTES, AND MEET OUR OTHER OBLIGATIONS DEPENDS ON CERTAIN FACTORS BEYOND OUR CONTROL.

        Our ability to service our debt, including the Notes, and meet our other obligations as they come due is dependent on our future financial and operating performance. This performance is subject to various factors, including certain factors beyond our control such as, among other things, changes in global and regional economic conditions, developments in antitrust investigations, lawsuits and claims involving us, changes in our industry, changes in interest or currency exchange rates and inflation in raw materials, energy and other costs.

        If our cash flow and capital resources are insufficient to enable us to service our debt and meet these obligations as they become due, we could be forced to:

        o       reduce or delay capital expenditures;

        o       sell assets or businesses;

        o limit or discontinue, temporarily or permanently, business plans, activities or operations;

        o       obtain additional debt or equity financing; or

        o       restructure or refinance debt.

        We cannot assure you as to the timing of such actions or the amount of proceeds that could be realized from such actions. Accordingly, we cannot assure you that we will be able to meet our debt service and other obligations as they become due or otherwise.

WE ARE SUBJECT TO RESTRICTIVE COVENANTS UNDER THE SENIOR FACILITIES AND THE INDENTURE. THESE COVENANTS COULD SIGNIFICANTLY AFFECT THE WAY IN WHICH WE CONDUCT OUR BUSINESS. OUR FAILURE TO COMPLY WITH THESE COVENANTS COULD LEAD TO AN ACCELERATION OF OUR DEBT.

        The Senior Facilities and the Indenture contain a number of covenants that, among other things, significantly restrict our ability to:

        o       dispose of assets;

        o       incur additional indebtedness;

        o repay or refinance other indebtedness or amend other debt instruments;

        o       create liens on assets;

        o       enter into leases or sale/leaseback transactions;

        o       make investments or acquisitions;

        o       engage in mergers or consolidations;

        o make certain payments and investments, including dividend payments; and

        o make capital expenditures or engage in certain transactions with subsidiaries and affiliates.

        The Senior Facilities also require us to comply with specified financial covenants, including minimum interest coverage and maximum leverage ratios. In addition, pursuant to the Senior Facilities, we cannot borrow under our revolving credit facility:

        o if the aggregate amount of our payments made (excluding certain imputed interest) and additional reserves created in connection with antitrust, securities and stockholder derivative investigations, lawsuits and claims exceed $340 million by more than $75 million (which $75 million is reduced by the amount of certain debt, other than the Notes, incurred by us that is not incurred under the Senior Facilities, $24 million of which debt was outstanding at March 31, 2002); or

        o if the additional borrowings would cause us to breach the financial covenants contained therein.

        Further, substantially all of our assets in the U.S. are pledged to secure guarantees of the Senior Facilities by our domestic subsidiaries. In addition, our principal foreign operating subsidiaries are obligors under intercompany term notes and guarantees of those notes issued to UCAR Finance that are pledged to secure the Notes. Our Swiss subsidiary is an obligor under an intercompany revolving note and our principal foreign subsidiaries are guarantors of that note. Such note and guarantees are pledged to secure the Senior Facilities. Most of the assets of the obligors under that intercompany revolving note and the related guarantees, which constitute a majority of our assets outside the U.S., are pledged to secure that note and those guarantees.

        We are currently in compliance with the covenants contained in the Senior Facilities and the Indenture. However, our ability to continue to comply may be affected by events beyond our control. The breach of any of the covenants contained in the Senior Facilities, unless waived by the lenders, would be a default under the Senior Facilities. This would permit the lenders to accelerate the maturity of the Senior Facilities. It would also permit the lenders to terminate their commitments to extend credit under our revolving credit facility. This would have an immediate material adverse effect on our liquidity. An acceleration of maturity of the Senior Facilities would permit the holders of the Notes to accelerate the maturity of the Notes. A breach of the covenants contained in the Indenture would also permit the holders of the Notes to accelerate the maturity of the Notes. Acceleration of maturity of the Notes would permit the lenders to accelerate the maturity of the Senior Facilities and terminate their commitments to extend credit under our revolving credit facility. If we were unable to repay our debt to the lenders and holders or otherwise obtain a waiver from the lenders and holders, we could be forced to take the actions described in the preceding risk factor and the lenders and holders could proceed against the collateral securing the Senior Facilities and the Notes, respectively, and exercise all other rights available to them. We cannot assure you that we would have sufficient funds to make these accelerated payments or that we would be able to obtain any such waiver on acceptable terms or at all.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH OPERATIONS IN MULTIPLE COUNTRIES.

        We have significant international operations. In 2001, about 70% of our net sales was derived from sales outside of the U.S., and, at December 31, 2001, about 74% of our total property, plant and equipment and other long-lived assets was located outside the U.S. In addition, we have entered into and begun performance under an agreement with Jilin to form a joint venture which, subject to receipt of Chinese governmental approval and satisfaction of other conditions, is expected to produce and sell high quality graphite electrodes. As a result, we are subject to risks associated with operating in multiple countries, including:

        o currency devaluations and fluctuations in currency exchange rates, including impacts of transactions in various currencies, translation of various currencies into dollars for U.S. reporting purposes, and impacts on results of operations due to the fact that costs of our foreign subsidiaries for our principal raw material, petroleum coke, are incurred in dollars even though their products are primarily sold in other currencies;

        o       imposition of or increases in customs duties and other tariffs;

        o imposition of or increases in currency exchange controls, including imposition of or increases in limitations on conversion of various currencies into dollars or euros, making of intercompany loans by subsidiaries or remittance of dividends, interest or principal payments or other payments by subsidiaries;

        o imposition of or increases in revenue, income or earnings taxes and withholding and other taxes on remittances and other payments by subsidiaries;

        o imposition or increases in investment restrictions and other restrictions or requirements by non-U.S. governments;

        o inability to definitively determine or satisfy legal requirements, inability to effectively enforce contract or legal rights and inability to obtain complete financial or other information under local legal, judicial, regulatory, disclosure and other systems; and

        o nationalization and other risks which could result from a change in government or other political, social or economic instability.

        We cannot assure you that such risks will not have a material adverse effect on us in the future.

        In general, our results of operations and financial condition are affected by inflation in each country in which we have a manufacturing facility. We maintain operations in Brazil, Russia and Mexico, countries which have had in the past, and may have now or in the future, highly inflationary economies, defined as cumulative inflation of about 100% or more over a three calendar year period. We cannot assure you that future increases in our costs will not exceed the rate of inflation or the amounts, if any, by which we may be able to increase prices for our products.

OUR ABILITY TO GROW AND COMPETE EFFECTIVELY DEPENDS ON PROTECTING OUR INTELLECTUAL PROPERTY, INCLUDING THAT RELATING TO FUEL CELL POWER GENERATION, ELECTRONIC THERMAL MANAGEMENT AND OTHER IDENTIFIED OPPORTUNITIES. FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY COULD ADVERSELY AFFECT OUR PLANNED GROWTH.

        Failure to protect our intellectual property may result in the loss of the exclusive right to use our technologies. We rely on patent, trademark and trade secret law to protect our intellectual property. Our issued patents relating to fuel cell power generation and electronic thermal management applications, which we believe are particularly important to our planned growth, will expire at various times between 2004 and 2018. Some of our intellectual property is not covered by any patent or patent application. Our patents are subject to complex factual and legal considerations, and there can be uncertainty as to the validity, scope and enforceability of any particular patent. Accordingly, we cannot assure you that:

        o any of the U.S. or foreign patents now or hereafter owned by us, or that third parties have licensed to us or may in the future license to us, will not be circumvented, challenged or invalidated;

        o any of the U.S. or foreign patents that third parties have licensed to us or may license to us in the future will not be licensed to others; or

        o any of our pending or future patent applications will be issued at all or with the breadth of claim coverage sought by us.

In addition, effective patent, trademark and trade secret protection may be unavailable, limited or not applied for in some foreign countries in which we operate.

        Our ability to maintain our proprietary intellectual property may be achieved in part by prosecuting claims against others whom we believe are infringing upon our rights and by defending against claims of intellectual property infringement brought by others against us. Our involvement in intellectual property litigation could result in significant expense to us, adversely affecting development of sales of the related products and diverting the efforts of our technical and management personnel, regardless of the outcome of such litigation.

        We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors' rights agreements with our strategic partners and employees. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any such breach or that such partners or employees will not assert rights to intellectual property arising out of these relationships.

        If necessary or desirable, we may seek licenses to intellectual property of others. However, we can give no assurance that we will obtain such licenses or that the terms of any such licenses will be acceptable to us.

        The failure to obtain a license from a third party for its intellectual property that is necessary to make or sell any of our products could cause us to incur substantial liabilities and to suspend the manufacture or shipment of products or our use of processes requiring the use of such intellectual property.

OUR CURRENT AND FORMER MANUFACTURING OPERATIONS ARE SUBJECT TO INCREASINGLY STRINGENT HEALTH, SAFETY AND ENVIRONMENTAL REQUIREMENTS.

        We use and generate hazardous substances in our manufacturing operations. In addition, both the properties on which we currently operate and those on which we have ceased operations are and have been used for industrial purposes. Further, our manufacturing operations involve risks of personal injury or death. We are subject to increasingly stringent environmental, health and safety laws and regulations relating to our current and former properties and neighboring properties and our current operations. These laws and regulations provide for substantial fines and criminal sanctions for violations and sometimes require the installation of costly pollution control or safety equipment or costly changes in operations to limit pollution and decrease the likelihood of injuries. In addition, we may become subject to potentially material liabilities for the investigation and cleanup of contaminated properties and to claims alleging personal injury or property damage resulting from exposure to or releases of hazardous substances or personal injury as a result of an unsafe workplace. In addition, noncompliance with or stricter enforcement of existing laws and regulations, adoption of more stringent new laws and regulations, discovery of previously unknown contamination or imposition of new or increased requirements could require us to incur costs or become the basis of new or increased liabilities that could be material.

WE ARE DEPENDENT ON SUPPLIES OF RAW MATERIALS AND ENERGY AT AFFORDABLE PRICES. OUR RESULTS OF OPERATIONS COULD DETERIORATE IF THAT SUPPLY IS SUBSTANTIALLY DISRUPTED FOR AN EXTENDED PERIOD.

        We purchase raw materials and energy from a variety of sources. In many cases, we purchase them under short term contracts or on the spot market, in each case at fluctuating prices. The availability and price of raw materials and energy may be subject to curtailment or change due to:

        o limitations which may be imposed under new legislation or governmental regulations;

        o suppliers' allocations to meet demand of other purchasers during periods of shortage (or, in the case of energy suppliers, extended cold weather);

        o       interruptions in production by suppliers; and

        o       market and other events and conditions.

        Petroleum products, including petroleum coke, our principal raw material, and energy, particularly natural gas, have been subject to significant price fluctuations. Over the past several years, we have mitigated the effect of price increases on our results of operations through our cost reduction efforts. We cannot assure you that such efforts will successfully mitigate future increases in the price of petroleum coke or other raw materials or energy. A substantial increase in raw material or energy prices which cannot be mitigated or passed on to customers or a continued interruption in supply, particularly in the supply of petroleum coke or energy, would have a material adverse effect on us.

OUR RESULTS OF OPERATIONS COULD DETERIORATE IF OUR MANUFACTURING OPERATIONS WERE SUBSTANTIALLY DISRUPTED FOR AN EXTENDED PERIOD.

        Our manufacturing operations are subject to disruption due to extreme weather conditions, floods and similar events, major industrial accidents, strikes and lockouts, and other events. We cannot assure you that no such events will occur. If such an event occurs, it could have a material adverse effect on us.

OUR RESULTS OF OPERATIONS FOR ANY QUARTER ARE NOT NECESSARILY INDICATIVE OF OUR RESULTS OF OPERATIONS FOR A FULL YEAR.

        Sales of graphite electrodes and other products fluctuate from quarter to quarter due to such factors as changes in global and regional economic conditions, changes in competitive conditions, scheduled plant shutdowns by customers, national vacation practices, changes in customer production schedules in response to seasonal changes in energy costs, weather conditions, strikes and work stoppages at customer plants and changes in customer order patterns in response to the announcement of price increases. We have experienced, and expect to continue to experience, volatility with respect to demand for and prices of graphite electrodes and other products, both globally and regionally.

        We have also experienced volatility with respect to prices of raw materials and energy, and it has frequently required several quarters of cost reduction efforts to mitigate increases in those prices. We expect to experience volatility in such prices in the future.

        Accordingly, results of operations for any quarter are not necessarily indicative of the results of operations for a full year.

THE GRAPHITE AND CARBON INDUSTRY IS HIGHLY COMPETITIVE. OUR MARKET SHARE, NET SALES OR NET INCOME COULD DECLINE DUE TO VIGOROUS PRICE AND OTHER COMPETITION.

        Competition in the graphite and carbon products industry (other than with respect to new products) is based primarily on price, product quality and customer service. Graphite electrodes, in particular, are subject to rigorous price competition. Price increases by us or price reductions by our competitors, decisions by us with respect to maintaining profit margins rather than market share, technological developments, changes in the desirability or necessity of entering into long term fixed price supply contracts with customers, or other competitive or market factors or strategies could adversely affect our market share, net sales or net income.

        Competition with respect to new products is, and is expected to be, based primarily on product innovation, performance and cost effectiveness as well as customer service.

        Competition could prevent implementation of price increases, require price reductions or require increased spending on research and development, marketing and sales that could adversely affect our results of operations, cash flows or financial condition.

WE CANNOT ASSURE YOU THAT WE WILL SUCCESSFULLY IMPLEMENT ANY STRATEGIC ALLIANCES FOR ANY OF OUR BUSINESSES.

        One of our key strategies is establishment and expansion of strategic alliances to reduce our average cost of sales, expand our share of various geographic markets, expand our product lines or technology, or strengthen our businesses. We cannot assure you that any alliance will be completed or as to the timing, terms or benefits of any alliance that may be completed.

WE MAY NOT BE ABLE TO COMPLETE OUR PLANNED ASSET SALES.

        We intend to sell real estate, non-strategic businesses and certain other non-strategic assets over the next two years. We cannot assure you if or when we will be able to complete these sales or that we will realize proceeds therefrom that meet our current expectations.

WE CANNOT ASSURE YOU THAT THE CORPORATE REALIGNMENT OF OUR SUBSIDIARIES WILL BE COMPLETED IN THE 2002 FIRST HALF.

        We are currently in the process of realigning the corporate organizational structure of our subsidiaries, which we expect to be substantially completed in the 2002 first half. We cannot assure you that the realignment will be completed on a timely basis or at all. If completion is delayed or the realignment is not completed, we may not achieve some of our targeted cost savings when anticipated or at all.

WE MAY NOT ACHIEVE THE COST SAVINGS TARGETED UNDER THE 2002 PLAN.

        Our targeted cost savings under the 2002 plan are based on assumptions regarding the costs and savings associated with the activities undertaken and to be undertaken as part of the 2002 plan. We cannot assure you that these assumptions are correct or that we will be able to implement these activities at the anticipated costs, if at all. If the costs associated with these activities are higher than anticipated or if we are unable to implement the activities as and when we have assumed, we may not be able to meet our cost savings targets.

                    RISKS RELATING TO THE NOTES AND PLEDGES OF OUR ASSETS

THE NOTES AND THE RELATED GUARANTEES HAVE LIMITED SECURITY. AS A RESULT, THEY ARE EFFECTIVELY SUBORDINATED TO THE SENIOR FACILITIES, WHICH ARE SECURED BY MOST OF OUR ASSETS, AND TO CERTAIN OTHER SECURED DEBT AND OBLIGATIONS. THIS COULD RESULT IN HOLDERS OF THE NOTES RECEIVING LESS ON LIQUIDATION THAN THE LENDERS UNDER THE SENIOR FACILITIES AND CERTAIN OTHER CREDITORS.

        Unsecured intercompany term notes in an aggregate principal amount of $391 million (based on currency exchange rates in effect at September 30, 2001), or $382 million (based on currency exchange rates in effect at March 31, 2002), or about 71% or 69%, respectively, of the principal amount of the Notes, and unsecured guarantees of those notes, issued to UCAR Finance by certain of our foreign subsidiaries have been pledged to secure the Notes. In any event, at no time will the combined value of the pledged portion of a foreign subsidiary's unsecured intercompany term note and unsecured guarantee of unsecured intercompany term notes issued by other foreign subsidiaries (collectively called "UNSECURED INTERCOMPANY TERM NOTE OBLIGATIONS" of such foreign subsidiary) exceed 19.99% of the principal amount of the then outstanding Notes. As a result of this limitation and subsequent to the closing of the offerings for the Initial Notes and the New Notes, the aggregate principal amount of unsecured intercompany term notes pledged to secure the Existing Notes is $381 million or about 69% of the aggregate principal amount of the Existing Notes. The remaining unsecured intercompany term notes held by UCAR Finance (in an aggregate principal amount of less than 1% of the aggregate principal amount of the Existing Notes, or $1 million, (based on currency exchange rates in effect at March 31, 2002) and any pledged unsecured intercompany term notes that cease to be pledged due to a reduction in the principal amount of the then outstanding Notes due to redemption, repurchase or other events, will not be subject to any pledge and will be available to satisfy the claims of creditors (including the lenders under the Senior Facilities and the holders of the Notes) of UCAR Finance as their interests may appear. The Indenture contains provisions restricting, subject to certain exceptions, the pledge of those unsecured intercompany term notes to secure any debt or obligation unless they are equally and ratably pledged to secure the Notes for so long as such other pledge continues in effect.

        Substantially all of our assets in the U.S. are pledged to secure guarantees of the Senior Facilities by our domestic subsidiaries. In addition, UCAR Carbon and our Swiss subsidiary are obligors under secured intercompany revolving notes that are pledged to secure the Senior Facilities. Substantially all of their assets are pledged to secure those notes. The secured intercompany revolving note of our Swiss subsidiary is also guaranteed by our other principal foreign subsidiaries. Those guarantees are secured by a pledge of most of the assets of the guarantors. Those guarantees are pledged to secure the Senior Facilities. As a result, most of our assets outside the U.S. are pledged to secure the secured intercompany revolving note of our Swiss subsidiary and guarantees of that note. Moreover, certain of our subsidiaries have financed the construction or acquisition of assets with debt secured by such assets. At December 31, 2001 and March 31, 2002, the aggregate amount of such debt was $4 million. Further, our obligation to pay the $57.5 million balance of the antitrust fine to the U.S. Department of Justice is secured by a lien on the shares of UCAR Global and UCAR Finance held by GTI as well as the interest of GTI in the lawsuit initiated by us against our former parents, and we may secure our obligation to pay the antitrust fine of [euro] 50.4 million (about $44 million, at currency exchange rates in effect at March 31, 2002) assessed by the antitrust authority of the European Union with a letter of credit issued under the Senior Facilities or by a pledge of certain assets of one of our French subsidiaries.

        The Existing Notes are, and the Exchange Notes will be, guaranteed by GTI, UCAR Global and UCAR Carbon and other U.S. subsidiaries holding a substantial majority of our U.S. assets. Those guarantees are unsecured, except the guarantee by UCAR Carbon. Each of the guarantors of the Notes has also guaranteed the Senior Facilities, and those guarantees are secured. Graftech has also guaranteed the Senior Facilities, but has not guaranteed the Existing Notes and will not guarantee the Exchange Notes. The guarantee of the Notes by UCAR Carbon has been secured by a limited pledge of our shares of one of our subsidiaries, Graftech. While all of our shares of Graftech are pledged to secure the UCAR Carbon guarantee of the Notes, at no time will the value of the pledged portion of such shares exceed 19.99% of the principal amount of the then outstanding Notes. Moreover, the pledge of such shares is junior to the pledge of the same shares to secure UCAR Carbon's guarantee of the Senior Facilities.

        None of our foreign subsidiaries has guaranteed the Senior Facilities or the Existing Notes and none of them will guarantee the Exchange Notes. However, all of the foreign subsidiaries that have issued the unsecured intercompany term notes that are pledged to secure the Existing Notes had also issued secured intercompany term notes which were pledged to secure the Senior Facilities. All those secured intercompany term notes were repaid in connection with the creation of the unsecured intercompany term notes that have been pledged to secure the Exchange Notes. The Indenture does not contain any limitation on new secured intercompany term loans pursuant to the Senior Facilities, or related guarantees, to foreign subsidiaries that are unsecured intercompany term note obligors. The guarantees of the unsecured intercompany term notes by foreign subsidiaries are limited as required to comply with applicable law. Many of these laws effectively limit the amount of the guarantee to the net worth of the guarantor foreign subsidiary.

        We used $75 million of the net proceeds from the offering of the New Notes to reduce the outstanding balance under our revolving credit facility and the balance was used to repay term loans under the Senior Facilities. At March 31, 2002, on an as adjusted basis after giving effect to the offering of the New Notes, the application of the estimated net proceeds and the corporate realignment of our subsidiaries, the Senior Facilities would have constituted $131 million of our total debt of $702 million.

        The lenders and creditors whose debt and obligations are secured will have prior claims on our assets, to the extent of the lesser of the value of the assets securing, or the amount of, the respective debt or obligations. If we become bankrupt or insolvent or are liquidated or if maturity of such debt or obligations is accelerated, the secured lenders and creditors will be entitled to exercise the remedies available to a secured party under applicable law and pursuant to the relevant agreements and instruments. If they exercise such remedies, it is possible that our remaining assets could be insufficient to repay the Notes in full.

WE HAVE A HOLDING COMPANY STRUCTURE AND THE ISSUER OF THE NOTES IS A SPECIAL PURPOSE FINANCE COMPANY. ACCORDINGLY, THE NOTES ARE STRUCTURALLY SUBORDINATED TO CERTAIN OF OUR OBLIGATIONS.

        GTI is our parent company. It is a holding company with no material assets or operations other than the common stock of UCAR Global and UCAR Finance and its interest in the lawsuit initiated by us against our former parents. Its principal liabilities consist of its guarantees of the Senior Facilities and the Notes and its obligations with respect to the antitrust fines payable to the U.S. Department of Justice and the antitrust authority of the European Union as well as any other remaining potential liabilities and expenses in connection with antitrust investigations and related lawsuits and claims, an intercompany promissory note owed to UCAR Carbon issued in connection with our leveraged equity recapitalization in 1995, and guaranties of debt and commercial obligations of our subsidiaries. UCAR Global is a holding company with no material assets or operations other than the common stock of UCAR Carbon, which, in turn, holds the common stock of our other subsidiaries other than UCAR Finance. Its principal liabilities consist of its guarantees of the Senior Facilities and the Notes, intercompany promissory notes, and guaranties of debt and commercial obligations of our subsidiaries.

        The Existing Notes were, and the Exchange Notes will be, issued by UCAR Finance. UCAR Finance is the borrower under the Senior Facilities. UCAR Finance does not have any material assets other than:

        o the unsecured intercompany term note obligations that are pledged to secure the Notes;

        o a secured intercompany revolving note issued by our Swiss subsidiary and secured guarantees of that note by our other principal foreign subsidiaries, as well as a secured intercompany revolving note issued by UCAR Carbon, that are pledged to secure the Senior Facilities;

        o cash flow notes payable to it created to facilitate the flow of funds among our subsidiaries (some or all of which will be effectively contributed to our Swiss subsidiary in connection with the corporate realignment of our subsidiaries); and

        o assets associated with our treasury, cash management, cash pooling and hedging activities that are conducted through UCAR Finance.

Its principal liabilities consist of its obligations under the Senior Facilities and the Notes, its obligations under cash flow notes payable by it (some or all of which will be likewise assumed by our Swiss subsidiary) and liabilities associated with such treasury and other activities.

        Gross proceeds from the sale of the Initial Notes were loaned, on an unsecured basis, to our foreign subsidiaries in an amount equal to the principal amount of their then outstanding secured intercompany term notes, which aggregated approximately $391 million (based on currency exchange rates in effect on September 30, 2001, or $382 million, based on currency exchange rates in effect on March 31, 2002) and which had been pledged to secure the Senior Facilities. Those unsecured loans are evidenced by unsecured intercompany term notes (that have been pledged to secure the Notes, subject to the limitation described in the preceding risk factor) having a stated maturity that is the same as the stated maturity of the Notes. Such foreign subsidiaries used the gross proceeds loaned to them to repay the entire principal amount of their then outstanding secured intercompany term notes. Those repayments were used to fund repayment of a portion of the Senior Facilities. The gross proceeds from the sale of the New Notes were applied directly to repayment of a portion of the Senior Facilities and payment of the initial purchasers' discount and fees and expenses of the offering of the New Notes. As a result, no new or additional intercompany loans or notes were made or created in connection with the offering of the New Notes.

        A substantial portion of our operations is conducted by, and a substantial portion of our cash flow from operations is derived from, our foreign subsidiaries. The foreign subsidiaries that have issued the unsecured intercompany term notes are our operating subsidiaries in Mexico, Spain, South Africa and Switzerland, our operating subsidiary in Italy engaged in the graphite electrode business and our holding company in France. The obligations of the holding company in France in respect of its unsecured intercompany term note are guaranteed by our operating company in France engaged in the graphite electrode business on an unsecured basis. The unsecured intercompany term notes are guaranteed by our operating subsidiaries in Brazil, Canada, Mexico, Spain, Switzerland and the United Kingdom and the holding company in France. These subsidiaries have also guaranteed the secured intercompany revolving note of our Swiss subsidiary that is pledged to secure the Senior Facilities. Those guarantees are secured by pledges of most of their assets.

        Our operating subsidiary in Italy engaged in the advanced graphite materials business and our operating subsidiary in Russia as well as Carbone Savoie, Graftech and certain immaterial domestic and foreign operating companies and holding companies are neither guarantors of the Notes nor unsecured intercompany term note obligors. At December 31, 2001, the aggregate book value of their assets was about $100 million and $108 million as of March 31, 2002. For 2001, their net income was about $6 million and their cash flow from operations was about $18 million (excluding the impact of payments and borrowings under a short-term intercompany note issued by Carbone Savoie).

        UCAR Finance has made and will continue to make secured intercompany revolving loans to our Swiss subsidiary and UCAR Carbon. At March 31, 2002 (and based on currency exchange rates in effect on March 31, 2002), the aggregate principal amount of the secured intercompany revolving note of our Swiss subsidiary was nil. After the corporate realignment of our subsidiaries, UCAR Finance may make secured intercompany revolving loans to one or more other domestic or foreign subsidiaries on the same basis as the existing secured intercompany revolving loans. The Indenture does not contain any limitation on existing or new secured intercompany revolving loans pursuant to the Senior Facilities to domestic or foreign subsidiaries that are guarantors of the Notes or unsecured intercompany term note obligors. Failure to fully complete the corporate realignment of our subsidiaries could result in a substantial change in the principal amount of the secured intercompany revolving note of our Swiss subsidiary.

        UCAR Finance will rely upon interest and principal payments on intercompany loans, as well as loans, advances and other transfers from our operating subsidiaries, to generate the funds necessary to meet its debt service obligations with respect to the Senior Facilities and the Notes. Our subsidiaries are separate entities that are legally distinct from UCAR Finance, and our subsidiaries that are neither guarantors of the Notes nor unsecured intercompany term note obligors have no obligation, contingent or otherwise, to pay debt service on the Notes or to make funds available for such payments. The ability of our subsidiaries to make these interest or principal payments, loans, advances or other transfers is subject to, among other things, their earnings, their availability of funds, the covenants of their own debt, corporate laws, restrictions on dividends or repatriation of earnings, monetary transfer restrictions and foreign currency exchange regulations.

        The ability of UCAR Finance or the holders of the Notes to realize upon the assets of any subsidiary that is neither a guarantor of the Notes nor an unsecured intercompany term note obligor in any liquidation, bankruptcy, reorganization or similar proceedings involving such subsidiary will be subject to the claims of their respective creditors, including their respective trade creditors and holders of their respective debt.

        As a result, the Notes are structurally subordinated to all existing and future debt and other obligations, including trade payables, of our subsidiaries that are neither guarantors of the Notes nor unsecured intercompany term note obligors. At March 31, 2002, on an as adjusted basis after giving effect to the sale of the Existing Notes, the application of the proceeds therefrom and the corporate realignment of our subsidiaries (and based on currency exchange rates in effect at March 31, 2002), the debt and liabilities of such subsidiaries would have totaled $23 million (excluding intercompany trade and other miscellaneous liabilities of $13 million).

        Except as otherwise noted in this risk factor, the financial information included or incorporated by reference in this prospectus is presented on a consolidated basis, including both our domestic and foreign subsidiaries. As a result, such financial information does not completely indicate the historical or as adjusted assets, liabilities or operations of each source of funds for payment of debt service on the Notes.

THE PROVISIONS OF THE UNSECURED INTERCOMPANY TERM NOTE OBLIGATIONS CAN BE CHANGED, AND THE UNSECURED INTERCOMPANY TERM NOTES CAN BE PREPAID IN WHOLE OR IN PART, WITHOUT THE CONSENT OF THE HOLDERS OF THE NOTES UNDER CERTAIN CIRCUMSTANCES. PREPAYMENT WOULD INCREASE THE STRUCTURAL SUBORDINATION OF THE NOTES. PREPAYMENT OR CHANGES IN SUCH PROVISIONS COULD REDUCE OR ELIMINATE THE ABILITY OF HOLDERS OF THE NOTES TO SEEK RECOVERY DIRECTLY FROM OUR FOREIGN SUBSIDIARIES UPON A DEFAULT UNDER THE NOTES.

        In general, the unsecured intercompany term notes and the unsecured intercompany term note guarantees cannot be changed, and the unsecured intercompany term notes cannot be prepaid or otherwise discharged, without the consent of the holders of the Notes. However, without the consent of the holders of the Notes:

        o the interest rate, interest payment dates, currency of payment of principal and interest and currency in which the unsecured intercompany term note is denominated (subject to certain limitations) can be amended;

        o provisions of any unsecured intercompany term note obligation can be amended to comply with changes in applicable law, so long as such amendments do not change the enforceability, principal amount, stated maturity, average life, ranking or priority or prepayment provisions of such unsecured intercompany term note or the enforceability or obligations guaranteed under such unsecured intercompany term note guaranty; and

        o any unsecured intercompany term note can be prepaid in whole or in part if the proceeds received by UCAR Finance from such prepayment are (i) invested in or loaned to a guarantor of the Notes, (ii) loaned to another foreign subsidiary pursuant to an unsecured intercompany note that is pledged to secure the Notes and is, to the extent permitted by applicable law, guaranteed by the unsecured intercompany term note guarantors or (iii) applied to an offer to purchase Notes at a purchase price equal to 100% of the principal amount of the Notes plus accrued but unpaid interest.

        In addition, in connection with the mothballing of our graphite electrode manufacturing capacity in Caserta, Italy and planned asset sales pursuant to the 2002 major cost savings plan, the unsecured intercompany term note of our Italian subsidiary engaged in the graphite electrode business may be prepaid in whole or in part so long as the proceeds from such prepayment are either applied as described above or applied to prepayment of term loans under the Senior Facilities. At March 31, 2002 (and based on currency exchange rates in effect at March 31, 2002), the principal amount of the unsecured intercompany term note of that Italian subsidiary was about $15 million.

        The principal amount (expressed in dollars) of any unsecured intercompany term note that is not denominated in dollars could increase or decrease at any time due to changes in currency exchange rates.

        A reduction in the principal amount of one or more unsecured intercompany notes could increase the structural subordination of the Notes, as described in the preceding risk factors, and reduce the ability of holders of the Notes to realize upon the assets of our foreign subsidiaries upon a default under the Indenture. A change in the provisions of the unsecured intercompany note obligations could also limit such ability.

IN THE EVENT OF THE BANKRUPTCY OR INSOLVENCY OF UCAR GLOBAL, UCAR CARBON OR ANY OF THE SUBSIDIARY GUARANTORS OR UNSECURED INTERCOMPANY TERM NOTE OBLIGORS, THE GUARANTEE OF THE NOTES BY UCAR GLOBAL, UCAR CARBON OR SUCH SUBSIDIARY OR THE UNSECURED INTERCOMPANY TERM NOTE AND THE UNSECURED INTERCOMPANY TERM NOTE GUARANTEE OF SUCH OBLIGOR COULD BE VOIDED OR SUBORDINATED.

        In the event of the bankruptcy or insolvency of UCAR Global, UCAR Carbon or any of the subsidiary guarantors or unsecured intercompany term note obligors, its guarantee, unsecured intercompany term note guarantee or unsecured intercompany term note would be subject to review under relevant fraudulent conveyance, fraudulent transfer, equitable subordination and similar statutes and doctrines in a bankruptcy or insolvency proceeding or a lawsuit by or on behalf of creditors of that guarantor or obligor. Under those statutes and doctrines, if a court were to find that the guarantee or note was incurred with the intent of hindering, delaying or defrauding creditors or that the guarantor or obligor received less than a reasonably equivalent value or fair consideration for its guarantee or note and, at the time of its incurrence, the guarantor or obligor:

        o was insolvent or rendered insolvent by reason of the incurrence of its guarantee or note; or

        o was engaged in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital to carry on its business; or

        o intended to, or believed that it would, incur debts beyond its ability to pay as they matured or became due;

then the court could void or subordinate its guarantee or note.

        The measure of insolvency varies depending upon the law of the jurisdiction being applied. Generally, however, a company will be considered insolvent at a particular time if the sum of its debts at that time is greater than the then fair saleable value of its assets or if the fair saleable value of its assets at the time is less than the amount that would be required to pay its probable liability on its existing debts as they become absolute and mature. We believe that each of the guarantors and obligors was:

        o neither insolvent nor rendered insolvent by reason of the incurrence of its guarantee or note;

        o in possession of sufficient capital to run its business effectively; and

        o incurring debts within its ability to pay as the same mature or become due.

        The assumptions and methodologies used by us in reaching these conclusions about our solvency and the solvency of the guarantors or obligors may not be adopted by a court, and a court may not concur with these conclusions. If the guarantee of a guarantor or the unsecured intercompany term note guarantee or unsecured intercompany term note of an unsecured intercompany term note obligor is voided or subordinated, holders of the Notes would effectively be subordinated to all indebtedness and other liabilities of that guarantor or obligor.

        The unsecured intercompany term note obligors are incorporated in jurisdictions other than the U.S. and are subject to the insolvency laws of such other jurisdictions. We cannot assure you that the insolvency laws of such jurisdictions will be as favorable to your interests as creditors as the laws of the U.S.

WE MAY NOT HAVE THE ABILITY TO PURCHASE THE NOTES UPON A CHANGE OF CONTROL AS REQUIRED BY THE INDENTURE.

        Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to purchase the outstanding Notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase. If such event were to occur, we cannot assure you that we would have sufficient funds to pay the purchase price of the outstanding Notes, and we expect that we would require third party financing to do so. We cannot assure you that we would be able to obtain this financing on favorable terms or at all. In the event of certain kinds of change of control events, we may have to repay all borrowings under the Senior Facilities or obtain the consent of the lenders under the Senior Facilities to purchase the Notes. If we do not obtain such consent or repay such borrowings, we may be prohibited from purchasing the Notes. In such case, our failure to purchase tendered Notes would constitute a default under the Indenture. If the holders of the Notes were to accelerate the maturity of the Notes upon such default, the lenders under the Senior Facilities would have the right to accelerate the maturity of the Senior Facilities. We cannot assure you that we will have the financial ability to purchase outstanding Notes and repay such borrowings upon the occurrence of any such event.

                      RISKS RELATING TO THE EXCHANGE OFFER

A FAILURE TO PARTICIPATE IN THE EXCHANGE OFFER MAY HAVE ADVERSE CONSEQUENCES

        The Existing Notes have not been registered under the Securities Act or any state securities laws. As a result, the Existing Notes may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption therefrom. Existing Notes that bear legends restricting their transfer that are not exchanged will continue to bear those legends. In addition, upon completion of the exchange offer, the holders of Existing Notes that are not exchanged will not be entitled to have their Existing Notes registered under the Securities Act, and will not have any similar rights under either of the Registration Rights Agreements. We currently do not intend to register under the Securities Act any Existing Notes which remain outstanding after completion of the exchange offer.

        To the extent that Existing Notes are tendered and accepted in the exchange offer, the principal amount of the outstanding Existing Notes will be reduced by the principal amount so tendered and exchanged and a holder's ability to sell unexchanged Existing Notes could be adversely affected. As a result, the liquidity of the market for unexchanged Existing Notes could be adversely affected by completion of the exchange offer.

YOU MAY FIND IT DIFFICULT TO SELL YOUR EXCHANGE NOTES

        The Existing Notes were not registered under the Securities Act or under any state securities laws and may not be resold unless they are subsequently registered or resold pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. The Exchange Notes will be registered under the Securities Act but will constitute a new issue of securities with no established trading market, and there can be no assurance as to:

        o       the development of any market for the Exchange Notes;

        o       the liquidity of any such market that may develop;

        o the ability of holders of Exchange Notes to sell their Exchange Notes; or

        o the price at which the holders of the Exchange Notes would be able to sell their Exchange Notes.

        We do not intend to list the Exchange Notes on any national securities exchange or for quotation through any automated quotation system. We cannot assure you that an active trading market will develop for the Exchange Notes, or that any trading market that may develop will be liquid. If an active trading market for the Exchange Notes were to develop, the Exchange Notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance. If a market for the Exchange Notes does not develop, purchasers may be unable to resell their Exchange Notes for an extended period of time, if at all. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Exchange Notes. We cannot assure you that the market for the Exchange Notes, if any, will not be subject to similar disruptions. Any such disruptions may adversely affect a holder of the Exchange Notes.

                           FORWARD LOOKING STATEMENTS

        This prospectus contains forward looking statements. In addition, from time to time, we or our representatives have made or may make forward looking statements orally or in writing. These include statements about such matters as: future production and sales of steel, aluminum, fuel cells, electronic devices and other products that incorporate our products or that are produced using our products; future prices and sales of and demand for graphite electrodes and our other products; future operational and financial performance of various businesses; strategic plans and programs; impacts of regional and global economic conditions; restructuring, realignment, strategic alliance, supply chain, technology development and collaboration, investment, acquisition, joint venture, operating, integration, tax planning, rationalization, financial and capital projects; legal matters and related costs; consulting fees and related projects; potential offerings, sales and other actions regarding debt or equity securities of us or our subsidiaries; and future costs, working capital, revenue, business opportunities, values, debt levels, cash flow, cost savings and reductions, margins, earnings and growth. The words "will," "may," "plan," "estimate," "project," "believe," "anticipate," "intend," "expect," "should," "target," "goal" and similar expressions identify some of these statements.

        Actual future events and circumstances (including future performance, results and trends) could differ materially from those set forth in these statements due to various factors. These factors include:

        o the possibility that global or regional economic conditions affecting our products may not improve or may worsen;

        o the possibility that announced or anticipated additions to capacity for producing steel in electric arc furnaces, or announced or anticipated reductions in graphite electrode manufacturing capacity, may not occur;

        o the possibility that increased production of steel in electric arc furnaces or reductions in graphite electrode manufacturing capacity may not result in stable or increased demand for or prices or sales volume of graphite electrodes;

        o the possibility that economic or technological developments may adversely affect growth in the use of graphite cathodes in lieu of carbon cathodes in the aluminum smelting process;

        o the possibility of delays in or failure to achieve widespread commercialization of proton exchange membrane fuel cells which use natural graphite materials and components and the possibility that manufacturers of proton exchange membrane fuel cells using those materials or components may obtain those materials or components or the natural graphite used in them from other sources;

        o the possibility of delays in or failure to achieve successful development and commercialization of new or improved electronic thermal management or other products;

        o the possibility of delays in meeting or failure to meet contractually specified development objectives and the possible inability to fund and successfully complete expansion of manufacturing capacity to meet growth in demand for new or improved products, if any;

        o the possibility that we may not be able to protect our intellectual property or that intellectual property used by us infringes the rights of others;

        o the occurrence of unanticipated events or circumstances relating to pending antitrust investigations, lawsuits or claims;

        o the commencement of new investigations, lawsuits or claims relating to the same subject matter as the pending investigations, lawsuits or claims;

        o the possibility that the lawsuit against our former parents initiated by us could be dismissed or settled, our theories of liabilities or damages could be rejected, material counterclaims could be asserted against us, legal expenses and distraction of management could be greater than anticipated, or unanticipated events or circumstances may occur;

        o the possibility that expected cost savings from our 2002 new major cost savings plan, including our POWER OF ONE initiative and the shutdown of certain of our facilities or other cost savings efforts, will not be fully realized;

        o the possibility that anticipated benefits from the realignment of our businesses into two new divisions may be delayed or may not occur;

        o the possibility that the corporate realignment of our subsidiaries may not be completed when anticipated or at all and that, as a result, the anticipated benefits therefrom may not be achieved when anticipated or at all;

        o the possibility that we may incur unanticipated health, safety or environmental compliance, remediation or other costs or experience unanticipated raw material or energy supply, manufacturing operation or labor difficulties;

        o the occurrence of unanticipated events or circumstances relating to strategic plans or programs or relating to corporate realignment, restructuring, strategic alliance, supply chain, technology development, investment, acquisition, joint venture, operating, integration, tax planning, rationalization, financial or capital projects;

        o changes in interest or currency exchange rates, changes in competitive conditions, changes in inflation affecting our raw material, energy or other costs, development by others of substitutes for some of our products and other technological developments;

        o the possibility that changes in financial performance may affect our compliance with financial covenants or the amount of funds available for borrowing under the Senior Facilities; and

        o other risks and uncertainties, including those described elsewhere or incorporated by reference in this prospectus.

        Occurrence of any of the events or circumstances described above could also have a material adverse effect on our business, financial condition, results of operations or cash flows.

        No assurance can be given that any future transaction about which forward looking statements may be made will be completed or as to the timing or terms of any such transaction.

        All subsequent written and oral forward looking statements by or attributable to us or persons acting on our behalf are expressly qualified in their entirety by these factors. Except as otherwise required to be disclosed in periodic reports required to be filed by public companies with the SEC pursuant to the SEC's rules, we have no duty to update these statements.

                   THE EXCHANGE OFFER AND EXCHANGE PROCEDURES

PURPOSE OF THE EXCHANGE OFFER

        The Initial Notes were initially issued and sold by UCAR Finance on February 15, 2002 to the initial purchasers pursuant to a Purchase Agreement dated February 8, 2002. The New Notes were initially issued and sold by UCAR Finance on May 6, 2002 to the initial purchasers pursuant to a Purchase Agreement dated May 1, 2002. The initial purchasers subsequently resold the Initial Notes and/or the New Notes to:

        o qualified institutional buyers, as defined in Rule 144A under the Securities Act in reliance on Rule 144A; and

        o non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

        Pursuant to the Purchase Agreements, UCAR Finance and the initial purchasers entered into separate Registration Rights Agreements. Pursuant to these Registration Rights Agreements, we agreed to use our commercially reasonable best efforts to file with the SEC, and have the SEC declare effective, an exchange offer registration statement.

        The summary herein of certain provisions of the Registration Rights Agreements do not purport to be complete and we refer you to the provisions of each of the Registration Rights Agreements, which have been incorporated by reference into the registration statement of which this prospectus is a part.

        The registration statement of which this prospectus is a part is intended to satisfy our obligations with respect to the registration of Exchange Notes in accordance with the terms of each of the Registration Rights Agreement.

        Following completion of the exchange offer, holders of Existing Notes not validly tendered in the exchange offer and holders of Exchange Notes will not have any further registration rights. In addition, holders of Existing Notes will continue to be subject to restrictions on transfer of their Existing Notes. Accordingly, the liquidity of the market for Existing Notes could be adversely affected. See, "Risk Factors--A Failure to Participate in the Exchange Offer May Have Adverse Consequences."

        Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that the Exchange Notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by each holder of Exchange Notes (other than a broker-dealer who acquired the Existing Notes directly from UCAR Finance for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such holder:

        o is acquiring the Exchange Notes in the ordinary course of its business;

        o is not participating in, and does not intend to participate in, a distribution of the Exchange Notes within the meaning of the Securities Act, and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes within the meaning of the Securities Act; and

        o       is not an affiliate (as defined in Rule 405 under the Securities
                Act) of UCAR Finance.

        By tendering Existing Notes in exchange for Exchange Notes, each holder, other than a broker-dealer, will be required to make representations to that effect. If a holder of Existing Notes is participating in or intends to participate in, a distribution of the Exchange Notes, or has any arrangement or understanding with any person to participate in a distribution of the Exchange Notes to be acquired pursuant to the exchange offer, such holder may be deemed to have received restricted securities and may not rely on the applicable interpretations of the staff of the SEC. Any such holder will have to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

        Each broker-dealer that receives Exchange Notes for its own account in exchange for Existing Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Letter of Transmittal which accompanies this prospectus states that, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. A broker-dealer may utilize this prospectus, as it may be amended or supplemented from time to time, in connection with offers to resell and other transfers of Exchange Notes received in exchange for Existing Notes which were acquired by such broker-dealer as a result of market making or other trading activities. We have agreed that we will make this prospectus available to any broker-dealer for a period of time not to exceed 180 days after the consummation of the exchange offer for use in connection with any such offer to resell, resale or other transfer. See "Plan of Distribution."

TERMS OF THE EXCHANGE OFFER

        Upon the terms and conditions described in this prospectus and the accompanying Letter of Transmittal, we will accept any and all Existing Notes which are validly tendered and which are not withdrawn prior to 5:00 p.m., New York City time, on July 8, 2002, or such later time and date to which we extend the exchange offer in our sole discretion. This time and date, as specified herein or as extended, is called the "Expiration Date." We will issue $1,000 principal amount of Exchange Notes for each $1,000 principal amount of Existing Notes validly tendered pursuant to the exchange offer and not withdrawn prior to the Expiration Date. Existing Notes may only be tendered in integral multiples of $1,000.

        The form and terms of the Exchange Notes are the same as the form and terms of the Existing Notes, except that:

        o the Exchange Notes will have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer; and

        o the holders of the Exchange Notes will not be entitled to any of the registration rights of holders of Existing Notes under either of the Registration Rights Agreements, which rights, in any event, will terminate upon the completion of the exchange offer.

The Exchange Notes will represent the same indebtedness as the Existing Notes and will be issued under, and be entitled to the benefits of, the Indenture which authorized the issuance of the Existing Notes. The Exchange Notes and the Existing Notes will be treated as a single class of securities under the Indenture.

        As of the date of this prospectus, $550.0 million in aggregate principal amount of Existing Notes were outstanding. Only a registered holder of Existing Notes (or such holder's legal representative or attorney-in-fact), as reflected in the Trustee's records under the Indenture, may participate in the exchange offer. There is no fixed record date for determining holders of the Existing Notes entitled to participate in the exchange offer. Holders of Existing Notes do not have any appraisal or dissenters' rights under the General Corporation Law of the State of Delaware or the Indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable provisions of the Registration Rights Agreements and the applicable requirements of the Securities Act and the rules and regulations of the SEC thereunder.

        We will be deemed to have accepted validly tendered Existing Notes when, and if, we give oral or written notice to the State Street Bank and Trust Company, as Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Existing Notes for the purposes of receiving the Exchange Notes from us.

        You will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Existing Notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with this exchange offer. See "--Fees and Expenses."

EXTENSION; AMENDMENTS

        In order to extend the exchange offer, we are obligated to notify the Exchange Agent of any extension by oral (promptly confirmed in writing) or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

        We expressly reserve the right in our discretion to:

        o       delay accepting any Existing Notes;

        o       extend the exchange offer; and

        o       amend the terms of the exchange offer in any manner,

by giving oral or written notice of such delay, extension or amendment to the Exchange Agent.

        If we amend the exchange offer in a manner determined by us to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement that we will distribute to each registered holder of Existing Notes. In addition, we will also extend the exchange offer for an additional five to ten business days, depending on the significance of the amendment, if the exchange offer would otherwise expire during such period.

        Without limiting the manner in which we may choose to make a public announcement of any delay, extension or amendment of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a timely news release to an appropriate news agency.

PROCEDURES FOR TENDERING

        Only a registered holder of Existing Notes (or such registered holder's legal representative or attorney-in-fact) may tender such Existing Notes in the exchange offer. The term "holder" with respect to the exchange offer means any person in whose name Existing Notes are registered on the books of the Trustee under the Indenture or any other person who has obtained a properly completed bond power from such a registered holder. To tender your Existing Notes in the exchange offer, you must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver the Letter of Transmittal or such facsimile together with the certificates representing the Existing Notes being tendered and any other required documents to the Exchange Agent at the address set forth below under "--Exchange Agent" for receipt at or prior to 5:00 p.m., New York City time, on the Expiration Date. Alternatively, you may either:

        o send a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Initial Notes, if such procedure is available, into the Exchange Agent's account at the Depository Trust Company ("DTC" or the "Depository") pursuant to the procedure for book-entry transfer described below, at or prior to 5:00 p.m. on the Expiration Date; or

        o       comply with the guaranteed delivery procedures described below.

        Your tender of Existing Notes will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the Letter of Transmittal.

        THE METHOD OF DELIVERY OF EXISTING NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT YOUR ELECTION AND RISK. INSTEAD OF DELIVERY BY MAIL, WE RECOMMEND THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE, PROPERLY INSURED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE TIMELY DELIVERY. YOU SHOULD NOT SEND THE LETTER OF TRANSMITTAL OR ANY EXISTING NOTES TO UCAR FINANCE, GTI OR ANY OF GTI'S SUBSIDIARIES. YOU MAY REQUEST YOUR BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT SUCH TENDER ON YOUR BEHALF.

        If you are the beneficial owner of Existing Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Existing Notes, you should contact the registered holder promptly and instruct such registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the Letter of Transmittal and delivering your Existing Notes, either make appropriate arrangements to register ownership of the Existing Notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

        Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Existing Notes are tendered:

        o by a registered holder who has not completed the box titled "Special Delivery Instructions" on the Letter of Transmittal; or

        o       for the account of an Eligible Institution.

        In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be made by a member firm of a registered national securities exchange or the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the U.S. or an "eligible guarantor institution" (within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934) that is a member of one of the recognized signature guarantee programs identified in the Letter of Transmittal (an "Eligible Institution").

        If the Letter of Transmittal is signed by a person other than the registered holder of any Existing Notes listed therein, such Existing Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder exactly as such registered holder's name appears on the Existing Notes.

        If the Letter of Transmittal or any Existing Notes are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless waived by us, evidence satisfactory to us of their authority to so act must also be submitted with the Letter of Transmittal.

        The Exchange Agent and the Depository have confirmed that any financial institution that is a participant in the Depository's system may utilize the Depository's Automated Tender Offer Program to tender Existing Notes.

        A tender will be deemed to have been received as of the date when the tendering holder's duly signed Letter of Transmittal accompanied by the Existing Notes being tendered (or a timely confirmation received of a book-entry transfer of Existing Notes into the Exchange Agent's account at the Depository with an Agent's Message) or a Notice of Guaranteed Delivery from an Eligible Institution is received by the Exchange Agent. Issuances of Exchange Notes in exchange for Existing Notes tendered pursuant to a Notice of Guaranteed Delivery by an Eligible Institution will be made only against delivery of the Letter of Transmittal (and any other required documents) and the tendered Existing Notes (or a timely confirmation received of a book-entry transfer of Existing Notes into the Exchange Agent's account at the Depository with an Agent's Message, as defined under "--Book-Entry Transfer") to the Exchange Agent.

        All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Existing Notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all Existing Notes not properly tendered or any Existing Notes which if accepted, in our opinion or in our counsel's opinion, would be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Existing Notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the Letter of Transmittal) will be final and binding. Unless waived, any defects or irregularities in connection with tenders of Existing Notes must be cured within such time as we determine. Although we intend to notify you of defects or irregularities with respect to tenders of Existing Notes, neither we, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Existing Notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

        While we presently have no plan to acquire any Existing Notes that are not tendered in the exchange offer, or to file a registration statement to permit resales of any Existing Notes that are not tendered pursuant to the exchange offer, we reserve the right in our sole discretion to purchase or make offers for any Existing Notes that remain outstanding subsequent to the Expiration Date and, to the extent permitted by applicable law, purchase Existing Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

ACCEPTANCE OF EXISTING NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

        Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the Expiration Date, all Existing Notes properly tendered and will issue the Exchange Notes promptly after acceptance of the Existing Notes. For purposes of the exchange offer, the Existing Notes will be deemed to have been accepted as validly tendered for exchange when, and if, we have given oral or written notice to the Exchange Agent.

RETURN OF EXISTING NOTES

        If any tendered Existing Notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if Existing Notes are withdrawn, we will return the unaccepted, withdrawn or non-exchanged Existing Notes to you without expense (or, in the case of Existing Notes tendered by book-entry transfer into the Exchange Agent's account at the Depository pursuant to the book-entry transfer procedures described below, the Existing Notes will be credited to an account maintained with the Depository) as promptly as practicable after withdrawal, rejection of tender, the Expiration Date or earlier termination of the exchange offer.

BOOK-ENTRY TRANSFER

        The Exchange Agent will make a request to establish an account with respect to the Existing Notes with the Depository for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in the Depository's Book-Entry Transfer Facility system may make book-entry delivery of the Existing Notes by causing the Depository to transfer such Existing Notes into the Exchange Agent's account and to deliver an "Agent's Message" (as defined below) on or prior to the Expiration Date in accordance with the Depository's procedures for such transfer and delivery. If delivery of Existing Notes is effected through book-entry transfer into the Exchange Agent's account at the depository and an Agent's Message is not delivered, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must be transmitted to and received or confirmed by the Exchange Agent at its addresses set forth herein under "--Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date or pursuant to the guaranteed delivery procedures described below. DELIVERY OF DOCUMENTS TO THE DEPOSITORY DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT. All references in this prospectus to deposit of Existing Notes will be deemed to include DTC's book-entry delivery method.

        The term "Agent's Message" means a message transmitted by the Depository to and received by the Exchange Agent and forming a part of a Book-Entry Confirmation which states that the Depository has received an express acknowledgment from the tendering participant, which acknowledgment states that the participant has received and agrees to be bound by, and makes the representations and warranties contained, in the Letter of Transmittal and that we may enforce the Letter of Transmittal against the participant.

GUARANTEED DELIVERY PROCEDURES

        If you are a registered holder of Existing Notes and wish to tender your Existing Notes, but time will not permit your required documents to reach the Exchange Agent on or prior to the Expiration Date, you may still tender in the exchange offer if:

        o       you tender through an Eligible Institution;

        o on or prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Letter of Transmittal and Notice of Guaranteed Delivery, substantially in the form provided by us (by facsimile transmission, mail or hand delivery), setting forth your name and address as holder of Existing Notes and the amount of Existing Notes tendered, stating that the tender is being made thereby and guaranteeing that within five business days after the Expiration Date, a Book-Entry Confirmation or the certificates relating to the Existing Notes, and all other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

        o a Book-Entry Confirmation or the certificates for all tendered Existing Notes, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within five business days after the Expiration Date.

Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Existing Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

        Except as otherwise provided in this prospectus, you may withdraw tenders of Existing Notes any time prior to 5:00 p.m., New York City time, on the Expiration Date.

        For a withdrawal to be effective, you must send a written notice of withdrawal to the Exchange Agent at the address set forth below under "--Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must:

        o specify the name of the person having deposited the Existing Notes to be withdrawn;

        o identify the Existing Notes to be withdrawn (including the certificate number or numbers and principal amount of Existing Notes); and

        o be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which the Existing Notes were tendered (including required signature guarantees).

        All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion, and our determination will be final and binding. Any Existing Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer, and no Exchange Notes will be issued with respect thereto unless the Existing Notes so withdrawn are validly retendered. Properly withdrawn Existing Notes may be retendered by following one of the procedures described above at any time on or prior to the Expiration Date.

TERMINATION OF CERTAIN RIGHTS

        All registration rights under the Registration Rights Agreements accorded to holders of the Existing Notes (and all rights to receive additional interest on the Existing Notes to the extent and in the circumstances specified therein) will terminate upon consummation of the exchange offer except with respect to our duty to keep the registration statement effective until the closing of the exchange offer and, for a period of 180 days after the closing of the exchange offer, to provide copies of the latest version of the prospectus to any broker-dealer that requests copies of such prospectus in the Letter of Transmittal for use in connection with any resale by such broker-dealer of Exchange Notes received for its own account pursuant to the exchange offer in exchange for Existing Notes acquired for its own account as a result of market-making or other trading activities.

CONDITIONS OF THE EXCHANGE OFFER

        Notwithstanding any other term of the exchange offer, we will not be required to accept Existing Notes for exchange, or issue Exchange Notes in exchange for any Existing Notes, and we may terminate or amend the exchange offer as provided in this prospectus before the acceptance of such Existing Notes, if:

        o a change in laws or regulations occurs which, in our sole judgment, impairs our ability to proceed with the exchange offer;

        o a change in the current interpretation of the staff of the SEC occurs which current interpretation permits the Exchange Notes issued pursuant to the exchange offer in exchange for the Existing Notes to be offered for resale, resold or otherwise transferred by holders thereof (other than in certain circumstances);

        o a stop order is issued by the SEC or any state securities authority suspending the effectiveness of the registration statement of which this prospectus is a part or the qualification of the Indenture under the Trust Indenture Act of 1939 or proceedings are initiated or, to our knowledge, threatened for that purpose;

        o an action or proceeding is instituted or threatened in any court or before any governmental agency or body that in our judgment would reasonably be expected to prohibit, prevent or otherwise impair our ability to proceed with the exchange offer;

        o a governmental approval is not obtained, which approval we deem, in our sole judgment, necessary for the consummation of the exchange offer; or

        o a change, or a development involving a prospective change, in our business or financial affairs occurs which, in our sole judgment, might materially impair our ability to proceed with the exchange offer.

        These conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to any such condition or we may waive them, in whole or in part, at any time and from time to time, if we determine in our reasonable judgment that any of the foregoing events or conditions has occurred or exists or has not been satisfied, subject to applicable law. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which we may assert at any time and from time to time.

        If we determine that we may terminate the exchange offer, we may:

        o refuse to accept any Existing Notes and return to the holders thereof any Existing Notes that have been tendered;

        o extend the exchange offer and retain all Existing Notes tendered prior to the Expiration Date, subject to the rights of holders of tendered Existing Notes to withdraw their tendered Existing Notes; or

        o waive such termination event with respect to the exchange offer and accept all properly tendered Existing Notes that have not been withdrawn or otherwise amend the terms of the exchange offer in any respect as provided under "--Extension; Amendments."

        The exchange offer is not conditioned upon any minimum principal amount of Existing Notes being tendered for exchange.

        We have no obligation to, and will not knowingly, permit acceptance of tenders of Existing Notes from our affiliates (within the meaning of Rule 405 under the Securities Act) or from any other holder or holders who are not eligible to participate in the exchange offer under applicable law or interpretations thereof by the staff of the SEC, or if the Exchange Notes to be received by such holder or holders of

Existing Notes in the exchange offer, upon receipt, will not be tradable by such holder without restriction under the Securities Act and the Securities Exchange Act of 1934 and without material restrictions under the "blue sky" or securities laws of substantially all of the states of the U.S.

EXCHANGE AGENT

        We have appointed State Street Bank and Trust Company as Exchange Agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent as follows:

        BY REGISTERED OR CERTIFIED MAIL, BY OVERNIGHT COURIER OR BY HAND:

        State Street Bank and Trust Company
        2 Avenue de Lafayette
        Boston, MA  02111
        Attention:   Janice Lee

               or:

        BY FACSIMILE TRANSMISSION:

        State Street Bank and Trust Company
        2 Avenue de Lafayette
        Boston, MA  02111
        Attention:  Janice Lee
        Facsimile Number: (617) 662-1452
        Confirm by Telephone:  (617) 662-1544

        In addition, Letters of Transmittal and any other required documentation should be sent to the Exchange Agent at the address set forth above, except where facsimile transmission is specifically authorized (e.g., withdrawals and Notices of Guaranteed Delivery). DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

FEES AND EXPENSES

        We will bear the expenses of soliciting tenders pursuant to the exchange offer. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, facsimile transmission, telephone or in person by officers and regular employees of UCAR Finance and its affiliates.

        We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptance of the exchange offer. We will, however, pay the Exchange Agent reasonable and customary fees for its services and will reimburse its reasonable out-of-pocket expenses in connection therewith.

        We will pay all transfer taxes, if any, applicable to the exchange of the Existing Notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the Existing Notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

        Participation in the exchange offer is voluntary. Holders of the Existing Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

        Existing Notes that are not exchanged for Exchange Notes pursuant to the exchange offer will remain "restricted securities" within the meaning of Rule 144 under the Securities Act. Accordingly, such Existing Notes may be resold only:

        o       to us or any of our subsidiaries;

        o so long as the Existing Notes are eligible for resale pursuant to Rule 144A, to a person whom the seller reasonably believes is a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act, purchasing for its own account or for the account of a qualified institutional buyer, to whom notice is given that the resale, pledge or other transfer is being made in reliance on Rule 144A;

        o outside the U.S. to non-U.S. Persons in an offshore transaction in compliance with Rule 904 under the Securities Act;

        o pursuant to an exemption from registration under the Securities Act in accordance with Rule 144 (if available);

        o to an institutional "accredited investor" that, prior to such transfer, furnishes to the Trustee a signed letter containing certain representations and agreements relating to the restrictions on transfer of the Existing Notes and, if such transfer is in respect of a principal amount of Existing Notes at the time of transfer of less than $500,000, an opinion of counsel acceptable to us that the transfer is in compliance with the Securities Act; or

        o pursuant to an effective registration statement under the Securities Act,

in each case in accordance with any applicable securities laws of any state of the U.S. and subject to certain requirements of the Trustee being met. The liquidity of the Existing Notes could be adversely affected by the exchange offer. See "Risk Factors--A Failure to Participate in the Exchange Offer May Have Adverse Consequences."

RESALES OF THE EXCHANGE NOTES

        Based on certain no-action letters issued by the staff of the SEC, we believe that the Exchange Notes or interests therein issued pursuant to the exchange offer in exchange for Existing Notes or interests therein may be offered for resale, resold and otherwise transferred by you (unless you are a broker-dealer who purchases such Exchange Notes directly from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act) without compliance with the registration and prospectus delivery requirements of the Securities Act; provided that

        o you are acquiring the Exchange Notes in the ordinary course of your business;

        o you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in the distribution of Exchange Notes; and

        o you are not an affiliate of UCAR Finance, within the meaning of Rule 405 under the Securities Act.

        However, if you acquire Exchange Notes in the exchange offer for the purpose of distributing or participating in the distribution of the Exchange Notes, you cannot rely on the position of the staff of the SEC in the no-action letters issued to third parties and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.

        Each broker-dealer that receives Exchange Notes for its own account may be deemed an "underwriter" within the meaning of the Securities Act and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. A broker-dealer may use this prospectus for any offer to resell, resale or other transfer of Exchange Notes received in exchange for Existing Notes which were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Letter of Transmittal that accompanies this prospectus states that, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such offer to resell, resale or other transfer. See "Plan of Distribution." Subject to certain limitations, we will take steps to ensure that the issuance of the Exchange Notes will comply with state securities or "blue sky" laws.

                                 USE OF PROCEEDS

        The exchange offer is being effected to satisfy certain of our obligations under each of the Registration Rights Agreements. We will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. In consideration for issuing the Exchange Notes, we will receive an equal aggregate principal amount of Existing Notes. Existing Notes that are properly tendered in the exchange offer and not validly withdrawn will be accepted, canceled and retired and cannot be reissued. Accordingly, the issuance of the Exchange Notes will not result in any increase in our outstanding indebtedness.

        The net proceeds to us from the issuance of the Initial Notes were approximately $387 million, after deducting initial purchasers' discounts, commissions and other expenses paid by us. We used $314 million of the net proceeds from the original issuance of the Initial Notes to repay term loans under the Senior Facilities, of which $191 million was used to repay Tranche A Term Loans and $123 million was used to repay Tranche B Term Loans, and $73 million of the balance of the net proceeds to reduce the outstanding balance under our revolving credit facility. The net proceeds to us from the issuance of the New Notes were approximately $151 million, after deducting initial purchasers' discounts, estimated fees and expenses from the offering and excluding accrued interest paid by the purchasers of the New Notes. $75 of the net proceeds was used to reduce the outstanding balance under the Revolving Facility and the balance was used to repay term loans under Tranche A and B Facilities. The $7 million premium received upon issuance of the New Notes will be added to the principal amount of the New Notes shown on the Consolidated Balance Sheets and amortized (as a credit to interest expense) over the term of the New Notes. After such repayment, the aggregate principal payments due on the term loans are: no payments in 2002, 2003, 2004, 2005 or 2006 and $131 million in 2007. At March 31, 2002, the annual interest rates on the Tranche A euro Facility was 6.8%, on the Tranche B Facility was 5.6% and on our revolving credit facility was 5.3%. The Tranche A Facilities mature in December 2005, the Tranche B Facility matures in December 2007 and our revolving credit facility matures in February 2006. At March 31, 2002, the outstanding balance under our revolving credit facility was $70 million and the aggregate amount of the term loans under the Senior Facilities was $212 million.

        Certain affiliates of the initial purchasers are lenders under the Senior Facilities and received their proportionate shares of the repayment of the amounts under the Senior Facilities as described above. We are currently in compliance with the terms of the Senior Facilities. The decision of the initial purchasers to distribute the Existing Notes was made independently of the affiliates of the initial purchasers that are lenders under the Senior Facilities, which lenders had no involvement in determining whether or when to distribute the Existing Notes or the terms of this offering. The initial purchasers did not receive any benefit from the offering of the Existing Notes other than the initial purchaser's discount provided by us.

                                 CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2002
(i) on an actual basis and (ii) on an as adjusted basis to give effect to the issuance and sale of the New Notes, the application of the net proceeds therefrom and the amendment to the Senior Facilities in connection with this offering. You should read this table in conjunction with "Use of Proceeds," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere in this prospectus.


                                                                        AT MARCH 31, 2002
                                                                    -------------------------
                                                                       ACTUAL     AS ADJUSTED
                                                                    ------------ ------------
                                                                      (DOLLARS IN MILLIONS)
                                                                           (UNAUDITED)
Cash and cash equivalents..........................................         $  33        $  33
                                                                             ====         ====

Short-term debt(a).................................................         $   8        $   8
                                                                             ====         ====

Long-term debt:
   Senior Facilities(b)(c)(d):
     Revolving facility(d).........................................         $  70        $   0
     Tranche A euro facility.......................................            22            0
     Tranche A U.S. dollar facility................................             0            0
     Tranche B U.S. dollar facility................................           190          131
                                                                             ----         ----
       Total Senior Facilities.....................................           282          131
   Swiss mortgage and other European debt..........................             6            6
                                                                             ----         ----
       Subtotal....................................................           288          137
   10 1/4% Senior Notes due 2012(e).................................          400          557
                                                                             ----         ----
         Total long-term debt......................................         $ 688        $ 694
                                                                             ----         ----
Total stockholders' deficit........................................         $(343)       $(343)
                                                                             ====         ====
Total capitalization(f)............................................         $ 345        $ 351
                                                                             ====         ====


                                -----------------

        (a) Actual and as adjusted current portion of long-term debt at March 31, 2002 was nil.

        (b) Gives effect to the exercise by lenders representing 86% of the aggregate principal amount of the Tranche B facility of their right to not have their term loans repaid until after all term loans under the Tranche A facility are repaid.

        (c) After the application of the net proceeds from the sale of the New Notes, the aggregate principal amount payable each year under the Tranche A and Tranche B facilities would be as follows: (i) no payments in 2002, 2003, 2004, 2005 or 2006 and
                $131 million in 2007; and (ii) the outstanding amount of the Tranche A euro facility, the Tranche A U.S. dollar facility and the Tranche B U.S. dollar facility would be nil, nil and $131 million, respectively.

        (d) On an as adjusted basis, we would have had $174 million available under our revolving credit facility for working capital and general corporate purposes, including acquisitions (based on currency exchange rates in effect on March 31, 2002).

        (e) Includes $7 million of bond premium which shall be amortized over the term of the Senior Notes.

        (f) Based on the last reported sale price of our common stock on May 29, 2002, our market equity capitalization was about
                $696 million and, on an as adjusted basis, our total market capitalization, consisting of the sum of our long-term debt and such market equity capitalization, was about $1.4 billion.

                      SELECTED CONSOLIDATED FINANCIAL DATA


        The following selected consolidated financial data at and for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 have been derived from our audited annual Consolidated Financial Statements, except for the data under "Other Operating Data." The following selected consolidated financial data at and for the three months ended March 31, 2001 and 2002 have been derived from our quarterly Consolidated Financial Statements (except for the items under "Other Operating Data"), which are unaudited but in the opinion of our management reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our results of operations for such periods. The following selected "As adjusted" consolidated financial data at and for the twelve month period ended December 31, 2001 have been derived, except for the items under "Other Operating Data," from our Consolidated Financial Statements, adjusted to give effect to the offering of the Initial Notes, the offering of the New Notes and our equity offering completed in July 2001 as well as the application of the net proceeds from the three offerings, as if all three offerings had occurred on January 1, 2001 for "Statement of Operations Data" or on December 31, 2001 for "Balance Sheet Data." The data are presented for informational purposes only and do not purport to be indicative of the results that would have actually been obtained if these offerings had been completed on the dates indicated or that may be expected to occur in the future.

        You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto elsewhere in this prospectus.



                                                                                              THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                          MARCH 31,
                                           ------------------------------------------         -------------------
                                           1997    1998    1999    2000    2001    2001        2001    2002
                                           ----    ----    ----    ----    ----    ----        ----    ----
                                                                                   (AS
                                                                                 ADJUSTED)
                                                           (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

STATEMENT OF OPERATIONS DATA:
  Net sales...........................    $1,097    $947    $831    $776    $654    $654        $171    $138
  Gross profit(a).....................       411     343     258     216     185     185          49      31
  Selling, administrative and other
    expenses..........................       115     103      86      86      78      78          21      18
  Restructuring charges (credit)(b)...         -      86      (6)      6      12      12           -       5
  Impairment loss on long-lived
    assets(c).........................         -      60      35       3      80      80           -       -
  Antitrust investigations and
    related lawsuits and claims(d)....       340       -       -       -      10      10           -       -
  Securities class action and
    stockholder derivative lawsuits(e)         -       -      13      (1)      -       -           -       -
  Corporate realignment and related
    expenses(f).......................         -       -       -       -       2       2           -       1
  Operating profit (loss)(a)(b)
    (c)(d)(e).........................       (58)     77     130     111     (10)    (10)         25       7
  Interest expense....................        64      73      84      75      60      74          19      13
  Provision for (benefit from) income
    taxes.............................        39      32       1      10      15      10           2      (5)
  Income (loss) before extraordinary
    item(a)(b)(c)(d)(e)...............      (160)    (30)     42      23     (87)    (96)          3      (2)
  Extraordinary item, net of tax(g)...         -       7       -      13       -       -           -       2
  Net income (loss)(a)(b)(c)(d)(e)(g).      (160)    (37)     42      10     (87)    (96)          3      (4)
     Earnings (loss) per common share:
     Basic: Income (loss) before
             extraordinary items......    $(3.49) $(0.66)  $0.94   $0.51  $(1.75) $(1.93)      $0.07  $(0.03)
                                          ======  ======   =====   =====  ======  ======       =====  ======
            Net income (loss).........    $(3.49) $(0.83)  $0.94   $0.22  $(1.75) $(1.93)      $0.07  $(0.06)
                                          ======  ======   =====   =====  ======  ======       =====  ======
            Weighted average common
             shares outstanding (in
             thousands)...............    45,963  44,972  45,114  45,224  49,720  49,720      45,222  55,823


                                       53

                                                                                              THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                          MARCH 31,
                                           ------------------------------------------         -------------------
                                           1997    1998    1999    2000    2001    2001        2001    2002
                                           ----    ----    ----    ----    ----    ----        ----    ----
                                                                                    (AS
                                                                                  ADJUSTED)
                                                           (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     Diluted: Income (loss) before
                extraordinary items...    $(3.49) $(0.66)  $0.91   $0.50  $(1.75) $(1.93)      $0.07  $(0.03)
                                          ======  ======   =====   =====  ======  ======       =====  ======
           Net income (loss)..........    $(3.49) $(0.83)  $0.91   $0.22  $(1.75) $(1.93)      $0.07  $(0.06)
                                          ======  ======   =====   =====  ======  ======       =====  ======
             Weighted average common
               shares outstanding (in
               thousands).............    45,963  44,972  46,503  45,813  49,720  49,720      46,033  55,823
OTHER FINANCIAL DATA:
  Ratio of earnings to fixed
    charges(h)........................        -       -    1.54x   1.30x      -       -        1.32x      -
  Cash flow provided by (used in)
    operating activities..............       172     (29)     80      94      17      17          11     (47)
  Cash flow provided by (used in)
    investing activities..............      (221)    (31)    (39)    (50)    (39)    (39)         (4)     (9)
  Cash flow provided by (used in)
    financing activities..............        13      62     (80)    (13)     15      15           4      51
  Gross profit margin(a)..............     37.5%   36.2%   31.0%   27.8%   28.3%   28.3%       28.5%   22.3%
  Depreciation and amortization.......       $49     $51     $45     $43     $36     $36         $10      $7
  Capital expenditures................        79      52      56      52      40      40          (5)     (9)
OTHER OPERATING DATA:
  Adjusted EBITDA(i)..................       331     274     225     164     130     130          35      20
  Total debt to Adjusted EBITDA.......     2.21x   2.93x   3.21x   4.48x   4.91x   5.40x         N/M     N/M
  Adjusted EBITDA to interest expense.     5.17x   3.75x   2.68x   2.19x   2.17x   1.76x       1.84x   1.54x
  Average sales revenue per metric
    ton of graphite electrodes........     3,123   3,013   2,676   2,379   2,341   2,341       2,419   2,083
  Average cost of sales per metric
    ton of graphite electrodes........     1,953   1,918   1,783   1,723   1,691   1,691       1,765   1,638
  Quantity of graphite electrodes
    sold (thousands of metric
    tons)(j)(k).......................       242     211     206     217     174     174        43.0    38.5
BALANCE SHEET DATA (AT PERIOD END):
  Cash and cash equivalents...........       $58     $58     $17     $47     $38     $38         $56     $33
  Working capital.....................        94     203     105     101     112     112          97     139
  Total assets........................     1,262   1,137     933     908     797     816         879     817
  Total debt..........................       732     804     722     735     638     702(l)      715     696
  Balance of reserve for antitrust
    investigations, lawsuits and
    claims............................       337     195     131     107     101     101          99     101
  Other long term obligations
    (excluding the reserve for
    antitrust investigations,
    lawsuits and claims)(m)...........       150     149     120     126     132     132         125     129
  Stockholders' equity (deficit)......      (227)   (287)   (293)   (316)   (332)   (332)       (320)   (343)



---------------

(a) For 1999, includes an $8 million charge for the write-down to lower of cost or market of certain advanced graphite materials inventory.

(b) For 1998, represents costs recorded in connection with closing graphite electrode operations in Canada and Germany and consolidation of certain corporate administrative offices. These costs consisted primarily of severance, write-offs of fixed assets and environmental and other shutdown costs. For 1999, represents a net reduction in the estimate of shutdown costs recorded in 1998. For 2000, represents a $2 million charge in connection with restructuring of our advanced graphite materials business and a $4 million charge in connection with a corporate restructuring involving workforce reduction. These costs consisted primarily of severance. For 2001, represents a $7 million charge for restructuring costs in connection with closure of graphite electrode manufacturing operations in Tennessee and coal calcining operations in New York and relocation of corporate headquarters, which consisted primarily of severance, and a $5 million charge in connection with mothballing of our graphite electrode operations in Italy. For 2002 first quarter, represents a $5 million restructuring charge related primarily to the mothballing of our graphite electrode operations in Caserta, Italy.

(c) Represents impairment losses on long-lived assets associated with our Russian assets in 1998, our advanced graphite materials assets in 1999 and our cathode assets in 2000. For 2001, represents a $51 million charge related to our graphite electrode assets in Tennessee, a $1 million charge related to our coal calcining assets in New York, a $1 million charge related to our advanced graphite materials assets, a $24 million charge related to our graphite electrode assets in Italy and a $3 million charge related to impairment losses on securities.

(d) Represents estimated potential liabilities and expenses in connection with antitrust investigations and related lawsuits and claims.

(e) Represents estimated liabilities and expenses in connection with securities class action and stockholder derivative lawsuits, $1 million of which was reversed in 2000.

(f) Represents costs in connection with the corporate realignment of our subsidiaries.

(g) The 1998 extraordinary item and the 2000 extraordinary item resulted from early extinguishment of debt in connection with our debt refinancings and recapitalizations. For the 2002 first quarter, represents the write-off of capitalized fees associated with the Tranche A and B Term Loans.

(h) The ratio of earnings to fixed charges has been computed by dividing (i) earnings before income taxes, plus fixed charges (excluding capitalized interest) and amortization of capitalized interest by (ii) fixed charges, which consist of interest charges (including capitalized interest) plus the portion of rental expense that includes an interest factor. In 1997, earnings were insufficient to cover fixed charges by $122 million due to, among other things, the $340 million charge recorded in connection with estimated potential liabilities and expenses in connection with antitrust investigations and related lawsuits and claims. Earnings were insufficient to cover fixed charges by $3 million in 1998, by $69 million in 2001 and by $8 million in the 2002 first quarter due to, among other things, restructuring charges and impairment losses on long-lived and other assets.

(i) EBITDA, for this purpose, means operating profit (loss), plus depreciation, amortization, impairment losses on long-lived and other assets, impairment losses on investments, inventory write-downs (in each case as described above) and that portion of restructuring charges (credits) applicable to non-cash asset write-offs. The amount of restructuring charges (credits) applicable to non-cash asset write-offs was a charge of $29 million in 1998, a credit of $6 million in 1999 and a charge of $4 million in 2001. Adjusted EBITDA, for this purpose, means EBITDA plus the cash portion of restructuring charges (credits), charges (credits) for estimated potential liabilities and expenses in connection with antitrust investigations and related lawsuits and claims, securities class actions and stockholder derivative lawsuits, the charge related to the withdrawn public offering by Graftech and the charges in connection with the corporate realignment of our subsidiaries. We believe that EBITDA and Adjusted EBITDA are generally accepted as providing useful information regarding a company's ability to incur and service debt. EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows from continuing operations or other consolidated income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Our method for calculating EBITDA or Adjusted EBITDA may not be comparable to methods used by other companies and is not the same as the method for calculating EBITDA under the Senior Facilities or the Indenture. The following table sets forth, for the periods indicated, the calculation of EBITDA and Adjusted
        EBITDA:



                                                                                   THREE MONTHS
                                                                                      ENDED
                                                      YEAR ENDED DECEMBER 31,        MARCH 31,
                                                      -----------------------        ---------
                                                   1997  1998  1999    2000  2001   2001   2002
                                                   ----  ----  ----    ----  ----   ----   ----
                                                       (DOLLARS IN MILLIONS)
Operating profit (loss)(a)(b)(c)(d)..........      $(58) $ 77  $130    $111 $ (10)  $ 25    $ 7
Depreciation and amortization................        49    51    45      43    36     10      7
Impairment loss on long-lived assets(c)......         -    60    35       3    80      -      -
Write-down of graphite specialties
  inventory(a)...............................         -     -     8       -     -      -      -
Non-cash portion of restructuring charges
  (credits)..................................         -    29    (6)      -     4      -      -
                                                   ----  ----  ----    ----  ----   ----   ----

EBITDA.......................................        (9)  217   212     157   110     35     14
Corporate realignment and related expenses...         -     -     -       -     2      -      1
Cash portion of restructuring charges........         -    57     -       6     8      -      5
Expenses related to the withdrawn Graftech
  offering...................................         -     -     -       2     -      -      -
Antitrust investigations and related
  lawsuits and claims(d).....................       340     -     -       -    10      -      -
Securities class action and stockholder
  derivative lawsuits(e).....................         -     -    13      (1)    -      -      -
                                                   ----  ----  ----    ----  ----   ----   ----

Adjusted EBITDA..............................      $331  $274  $225    $164  $130   $ 35   $ 20
                                                   ===== ====  ====    ====  ====   ====   ====


(j) Excludes 8,000 metric tons of graphite electrodes sold in 1997 by our South African subsidiary before it became wholly owned on April 21, 1997.

(k) Management believes the quantity of graphite electrodes sold in the 1997 fourth quarter was impacted by customer buy-ins in advance of price increases effective in January 1998.

(l) Includes the $70 million actual revolving facility balance, the $8 million actual short-term debt balance and the $212 million actual outstanding term loans, all at March 31, 2002.

(m) Represents pension, post-retirement and related benefits, employee severance liabilities and miscellaneous other long term obligations.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

        We are one of the world's largest manufacturers and providers of high quality natural and synthetic graphite- and carbon-based products and services, offering energy solutions to industry-leading customers worldwide. We manufacture graphite and carbon electrodes and cathodes, used primarily in electric arc furnace steel production and aluminum smelting. We also manufacture other natural and synthetic graphite and carbon products used in, and provide services to, the fuel cell power generation, electronics, semiconductor and transportation markets.

        We are a global business, selling our products and engineering and technical services in more than 70 countries. We have 13 manufacturing facilities strategically located in Brazil, Mexico, South Africa, France, Spain, Russia and the U.S., and a planned joint venture manufacturing facility located in China, which, subject to receipt of required Chinese governmental approvals and satisfaction of other conditions, is expected to commence operations in 2003.

REALIGNMENT AND NAME CHANGE

        In early 2001, we launched a strategic initiative to strengthen our competitive position and to change our corporate vision from an industrial products company to an energy solutions company. In connection with this initiative, we have realigned our company and management around two new operating divisions, our Graphite Power Systems Division and our Advanced Energy Technology Division. We believe that this realignment is enabling us to develop and implement strategies uniquely designed to maximize the value of each of our businesses. We may also adopt compensation plans designed to incentivize management of each division on a basis consistent with its particular strategies. In addition, we believe that this transparent, unified divisional focus has and will continue to better enable us to structure and enter into strategic alliances beneficial to each respective division.

        To reflect our new emphasis on graphite and carbon technology, our new corporate vision, we changed the name of UCAR International Inc. to GrafTech International Ltd. at our Annual Stockholders Meeting for 2002. Our new trading symbol on the NYSE is "GTI."

        We are also realigning the corporate organizational structure of our subsidiaries. Upon completion of this corporate realignment, most of the businesses of each division will be segregated into separate companies along divisional lines. In addition, because most of the operations, net sales and growth opportunities of our Graphite Power Systems Division are located outside the U.S., most of its operations will be held by our Swiss subsidiary or its subsidiaries. Most of our technology will continue to be held by our U.S. subsidiaries.

        As part of our new major cost savings plan announced in January 2002, we are using opportunities created by this corporate organizational realignment to change our U.S. benefit plans, improve cash management, intellectual property management and corporate services delivery, reduce associated costs, reduce taxes and reallocate intercompany debt. This reallocation of intercompany debt will better match intercompany debt with cash flow from operations. Debt service on our intercompany debt provides an important source of funds to repay our debt to third parties, including the Senior Facilities and the Senior Notes.

OUR DIVISIONS

        Our Graphite Power Systems Division manufactures and delivers high quality graphite and carbon electrodes and cathodes and related services that are key components of the conductive power systems used to produce steel, aluminum and other non-ferrous metals. Graphite electrodes are consumed in the production of steel in electric arc furnaces, the steel making technology used by all "mini-mills." Mini-mills constitute the higher long term growth sector of the steel industry. Graphite electrodes are also consumed in refining steel in ladle furnaces and in other smelting processes. Our graphite electrodes accounted for about 79% of this division's net sales during 2001. Carbon electrodes are used in the production of silicon metal, a raw material primarily used in the manufacture of aluminum. Graphite and carbon cathodes are used in aluminum smelting.

        Because of its strong competitive position, we believe that this division is well positioned to benefit from the expected cyclical recovery in production of steel and other metals. To maintain its strong competitive position, we have instituted a number of strategic initiatives to improve the cost structure, increase the revenues and maximize the cash flow generated by this division. These strategic initiatives include pursuing cost savings, leveraging our global presence with industry leading customers, expanding value-driven enterprise selling, delivering exceptional and consistent quality, and providing superior technical service.

        Our Advanced Energy Technology Division develops, manufactures and sells high quality, highly engineered natural and synthetic graphite- and carbon-based energy technologies, products and services for both established and high-growth-potential markets. We currently sell these products primarily to the transportation, chemical, petrochemical, fuel cell power generation and electronic thermal management markets. In addition, we provide cost effective technical services to a broad range of markets and license our proprietary technology in markets where we do not anticipate engaging in manufacturing ourselves. We believe that this division will be successful because of our patented and proprietary technologies related to graphite and carbon materials science and our processing and manufacturing technology.

        Natural graphite-based products, including flexible graphite, are developed and manufactured by our subsidiary, Graftech. Our synthetic graphite- and carbon-based products are developed and manufactured by our Advanced Graphite Materials and Advanced Carbon Materials business units, respectively. These business units include our former graphite and carbon specialties businesses. Our technology licensing and technical services are marketed and sold by our HT2 business unit.

COST REDUCTION PLANS

        OVERVIEW. GTI's Board of Directors adopted a global restructuring and rationalization plan in September 1998 and we launched additional initiatives to enhance the plan in October 1999. The 1998 plan strengthened our position as a low cost supplier. It also enabled us to largely maintain cash flow from operations (before antitrust fines and net settlements and expenses, securities class action and shareholder derivative settlements and restructuring payments), gross profit margins and operating profit margins despite the difficult economic conditions that generally affected the steel and metals industries for most of the period since September 1998. The 1998 plan is now completed. By the end of 2001, we delivered recurring annualized run rate cost savings of $132 million. In January 2002, we announced a new major cost savings plan. Like the 1998 plan, we believe that the 2002 plan is by far the most aggressive major cost reduction plan being implemented in the graphite and carbon industry.

        2002 PLAN. In January 2002, we announced a new major cost savings plan designed to generate cost savings to strengthen our balance sheet. The key elements of the 2002 plan consist of:

        o the rationalization of graphite electrode manufacturing capacity at our higher cost facilities and the incremental expansion of capacity at our lower cost facilities;

        o the redesign and implementation of changes in our U.S. benefit plans for active and retired employees, which was completed in the 2002 first quarter;

        o the implementation of work process changes, including consolidating and streamlining order fulfillment, purchasing, finance and accounting, and human resource processes, along with the identification and implementation of outsourcing opportunities;

        o the implementation of additional plant and corporate overhead cost reduction projects; and

        o the corporate realignment of our subsidiaries, consistent with the operational realignment of our businesses into two operating divisions, to generate significant tax savings.

        As part of the 2002 plan, we mothballed our graphite electrode manufacturing operations in Caserta, Italy during the 2002 first quarter, ahead of schedule. These operations had the capacity to manufacture 26,000 metric tons of graphite electrodes annually. After the shutdown of our graphite electrode manufacturing operations in Clarksville and Columbia, Tennessee in the 2001 third quarter, these operations were our highest cost graphite electrode manufacturing operations. We expect to further incrementally expand graphite electrode manufacturing capacity at our facilities in Mexico, France and Spain over the next nine to twelve months. After the mothballing and incremental expansion, our total annual graphite electrode manufacturing capacity will remain about 210,000 metric tons.

        We have identified a number of additional plant and overhead cost reduction projects. One of the major projects is employee benefit plan redesign. We have redesigned and implemented changes in our retiree medical insurance plan and our U.S. retirement and savings plans for active and retired employees. These benefit plan changes resulted in annual cost savings of $2 million in 2001 and will result in annual cost savings of more than $12 million in 2002 and thereafter. We expect that about half of the other plant and overhead cost reduction projects will be completed in 2002.

        The corporate realignment of our subsidiaries is expected to be substantially completed in the 2002 first half and result in substantial tax savings. As a result of the corporate realignment of our subsidiaries, the effective income tax rate for 2002, excluding non-recurring charges or benefits associated with the corporate realignment of our subsidiaries, is expected to be 35%.

        We intend to sell real estate, non-strategic businesses and certain other non-strategic assets over the next two years. We anticipate that the aggregate estimated pre-tax, cash proceeds from these sales will total $75 million by the end of 2003. These non-strategic businesses contributed net sales of about $25 million in 2001. We believe that satisfactory progress is being made in the planned asset sales, and that successful completion of those asset sales will strengthen our balance sheet.

        We estimate that the 2002 plan will generate cumulative cost savings of about $45 million by the end of 2002, $120 million by the end of 2003 and $200 million by the end of 2004, and recurring annual cost savings of $80 million by the end of 2004. These savings are additive to those which we achieved by the end of 2001 under the 1998 plan that is now completed. The following table summarizes the targeted savings under the 2002 plan:

                     SUMMARY OF TARGETED ANNUAL COST SAVINGS

                                                    YEAR ENDED DECEMBER 31,
                                                    ------------------------
                                                    2002      2003      2004   CUMULATIVE
                                                    ----      ----      ----   ----------
                                                       (PRE-TAX DOLLARS IN MILLIONS)
Cost of sales:
   Graphite Power Systems Division...........       $  24    $   43    $   43    $    110
   Advanced Energy Technology Division.......           4         4         4          12
      Total cost of sales....................          28        47        47         122

Overhead costs...............................           9        10        11          30
                                                      ---      ----      ----      ------
      Total cost of sales and overhead costs.          37        57        58         152

Interest expense savings due to the 2002 plan           2         8        12          22

Tax expense..................................           6        10        10          26

      Total savings..........................       $  45    $   75    $   80    $    200


        We achieved cost savings of about $7 million in the 2002 first quarter, despite an estimated $2 million of unanticipated higher graphite electrode production costs associated with our rationalization activities as well as low operating levels and low sales volumes. We expect to meet our targeted annual costs target of $45 million for 2002. The following table summarizes our cost savings for the 2002 first quarter.


                                       THREE MONTHS
                                           ENDED
                                          MARCH 31,   ANNUAL TARGET
                                            2002         FOR 2002        BASIS OF MEASUREMENT
                                            ----      -------------      --------------------
                                                      (PRE-TAX DOLLARS IN MILLIONS)
 Cost of sales:
    Graphite Power Systems Division         $     2        $     24       2001 average graphite
                                                                          electrode production
                                                                          cost per metric ton of
                                                                          $1,691
    Advanced Energy Technology
       Division....................               1               4       Cost reduction
                                             ------         -------       initiatives
           Total cost of sales.....               3              28
 Overhead costs....................               1               9       2001 SG&A expenses of
                                             ------         -------       $78 million

     Total cost of sales and
     overhead costs................               4              37
 Interest expense savings due to
   the 2002 plan...................               -               2       Assumed interest
                                                                          expense on cash savings
                                                                          from cost savings plan
 Tax expense.......................               3               6       45% effective tax rate
                                                                          before legal and tax
                                             ------         -------       restructuring
     Total savings.................          $    7         $    45
                                             ======         =======


        We believe that the 2002 plan will:

        o further strengthen our position and our competitive advantage as a low cost supplier to the steel and other metals industries;

        o better enable us to largely maintain our gross profit margin and operating margin during the current global economic downturn;

        o rationalize our capacity to manufacture both higher value added "supersize" ultra-high-power graphite electrodes as well as cost competitive high power small diameter graphite electrodes for ladle furnaces;

        o further improve our position to benefit, in terms of operations, earnings and cash flow from operations, from the expected cyclical recovery in electric arc furnace steel production; and

        o enable us to further reduce total debt, which should result in reductions in interest expense (interest expense reductions do not take into account higher interest expense resulting from the sale of the Existing Notes).

     We completed, ahead of schedule, the mothballing of our Italian graphite electrode operations during the 2002 first quarter. As expected and previously announced, working capital requirements temporarily increased similar to what we experienced with the closure of our U.S. graphite electrode operations, and net debt levels increased during the 2002 first half as a result of these working capital needs and lower graphite electrode sales, due to both seasonal factors and economic conditions.

        We believe that implementation of the 2002 plan will require about $20 million of cash exit costs, of which $5 million was recorded in the 2001 fourth quarter and $5 million was recorded in the 2002 first quarter. The 2002 plan resulted in about $29 million of non-cash restructuring charges and impairment losses on long-lived assets, of which about $24 million was recorded in the 2001 fourth quarter. These costs are additive to the $3 million of cash exit costs and $57 million of non-cash restructuring charges and impairment losses on long-lived assets related to the shutdown of our U.S. graphite electrode manufacturing operations in Tennessee.

        The mothballing of our graphite electrode operations in Italy will enable us to avoid annually an average of $2 million of otherwise necessary capital expenditures. We expect to make the planned incremental expansions of graphite electrode manufacturing capacity for capital expenditures of $15 million and complete such expansion within the next nine to twelve months.

        1998 PLAN. The key elements of our global restructuring and rationalization plan announced in September 1998 and enhanced in October 1999 included:

        o the shutdown of our graphite electrode manufacturing operations at our facilities in Canada and Germany; and

        o the consolidation of administrative functions with the relocation of our corporate headquarters to Tennessee (which have subsequently been relocated to Delaware) and our European headquarters to Switzerland.

        We also downsized our graphite electrode manufacturing operations at our facilities in Russia. As a result of the 1998 plan and other cost savings initiatives, we have reduced our average graphite electrode production cost per metric ton by the end of 2001 by 15% since the 1998 fourth quarter.

        OTHER COST REDUCTION ACTIVITIES. Since 1998, we have initiated other cost reduction activities. Some of these activities will continue while the 2002 plan is being implemented.

        We have evaluated every aspect of our supply chain and improved and continue to improve performance through realignment and standardization of critical business processes, standardization of enterprise wide systems, and improvement of information technology infrastructures and interfaces with trading partners. We reduced inventory levels from 1998 by about 33%, or to about $180 million, by the end of 2001 and reduced our cash cycle time, as compared to 1998, by about 25% by the end of 2001.

        During late 1999 and into the 2000 first quarter, our graphite specialties business, which now is part of our Advanced Graphite Materials business unit, experienced significant adverse change that indicated the need for assessing the recoverability of the long-lived assets of this business. These assets were located primarily at our plant in Clarksburg, West Virginia. We estimated the future undiscounted cash flows expected to result from the use of these assets and concluded they were below the respective carrying amounts. Accordingly, we recorded an impairment loss of $35 million in the 1999 fourth quarter for the unrecoverable portion of these assets, effectively writing down the carrying value of the long-lived assets to their estimated fair value of $6 million. In 2000, we restructured the business. The key elements of the restructuring included elimination of certain product lines and rationalization of operations of the remaining product lines. Accordingly, in the 2000 first quarter, we recorded a restructuring charge of $6 million. In the 2000 third quarter, based on subsequent developments, we decided not to demolish certain buildings. Accordingly, we reversed $4 million of the charge related thereto. The $2 million balance of the charge related primarily to severance costs.

        In the 2000 third quarter, we recorded an impairment loss of $3 million on long-lived cathode assets in connection with the re-sourcing of our U.S. cathode production to our facilities in Brazil and France and the related reduction of certain graphite electrode manufacturing capacity in those facilities.

        In the 2000 fourth quarter, we recorded a $4 million charge in connection with a corporate restructuring involving a workforce reduction of about 85 employees. The functional areas affected include finance, accounting, sales, marketing and administration. The charge consists primarily of severance costs.

        In the 2001 second quarter, we recorded a $58 million charge for restructuring and impairment loss on long-lived assets related to the shutdown of our graphite electrode manufacturing operations at our facilities in Clarksville and Columbia, Tennessee. In 2000, these operations were our highest cost graphite electrode manufacturing operations. We expect that the shutdown will result in total annual cost savings of $18 million and will enable us to avoid about $9 million in otherwise necessary capital expenditures. Certain of these cost savings were realized in 2001 and the balance will be delivered in 2002. The shutdown was completed on schedule near the end of the 2001 third quarter. We incrementally expanded graphite electrode manufacturing capacity at our facilities in Mexico, Spain and South Africa for a capital investment of about $3 million.

        In the 2001 third quarter, we recorded a $2 million charge for restructuring and impairment loss on long-lived assets related to the realignment of our businesses into our Advanced Energy Technology Division and Graphite Power Systems Division, the relocation of our corporate headquarters and the shutdown of our coal calcining operations located in Niagara Falls, New York. We shut down our coal calcining operations primarily because we have entered into a five-year agreement to purchase calcined coal from a third party at a lower net effective cost than we can produce it for ourselves. The shutdown was completed at the end of 2001. As part of the business realignment, we have centralized management functions of our Advanced Energy Technology Division in Cleveland, Ohio, and management functions of our Graphite Power Systems Division in Etoy, Switzerland. On December 21, 2001, we relocated our corporate headquarters, consisting of about 10 employees, from Nashville, Tennessee, to Wilmington, Delaware. The charge relates primarily to a workforce reduction of 24 employees.

        In the 2001 third quarter, we reversed $2 million of prior restructuring charges based on revised lower estimates of workforce reductions and plant closure costs and we reclassified $4 million of prior restructuring charges related to on-site waste disposal post monitoring costs to the other long term obligations.

        In the 2001 fourth quarter, we recorded an impairment loss on long-lived and other assets of $27 million, $24 million of which was associated with the mothballing of our Italian graphite electrode operations. We also recorded a $7 million non-cash restructuring charge, $5 million of which was associated with our Italian graphite electrode operations and $2 million of which was associated with the shutdown of our U.S. graphite electrode operations in addition to the charge recorded in the 2001 second quarter.

POWER OF ONE BUSINESS TRANSFORMATION INITIATIVE

        We began to implement in 2000 and are continuing to implement a global business transformation initiative entitled POWER OF ONE. POWER OF ONE is a coordinated global self-assessment and business process rationalization and transformation initiative driving one consistent theme throughout our organization: "BECOMING THE BEST." We believe that the initiative is accelerating development and implementation of business opportunities and developing leadership skills more broadly within all management levels as well as supporting our efforts to reduce costs and working capital needs, improve efficiencies and product quality, shorten cycle times and achieve "BEST IN CLASS" performance. Through March 31, 2002, our investment in the initiative included about $4 million of consulting fees and $3 million of capital expenditures, primarily for advanced planning and scheduling supply chain software and global treasury management systems. We believe that most of the future investment for this initiative will be funded from realized cost savings.

        Effective April 2001, we entered into a ten year service contract with CGI Group Inc. pursuant to which CGI became the delivery arm for our global information technology service requirements, including the design and implementation of our global information and advanced manufacturing and demand planning processes, using J.D. Edwards software. Through this contract, we are seeking to transform our information technology service capability into an efficient, high quality enabler for our global supply chain initiatives as well as a contributor to our cost reduction objectives. Under the outsourcing provisions of this contract, CGI manages our data center services, networks, desktops, telecommunications and legacy systems. Through this contract, we believe that we will be able to leverage the resources of CGI to assist us in achieving our information technology goals and our target cost savings.

        As part of the 2002 plan, we are also implementing global work process changes, including consolidating and streamlining our order fulfillment, purchasing, finance and accounting and human resource processes, along with the identification and implementation of outsourcing opportunities, targeted for completion by the end of 2003.

GLOBAL ECONOMIC CONDITIONS AND OUTLOOK

        We are impacted in varying degrees, both positively and negatively, as global, regional or country conditions affecting the markets for our products fluctuate.

        Throughout 1998 and the 1999 first quarter, electric arc steel furnace production declined as a result of adverse global and regional economic conditions. A recovery began in the 1999 second quarter that lasted through mid-2000. Beginning in mid-2000, economic conditions began to weaken in North America, becoming more severe in the 2000 fourth quarter. Even with this weakening, worldwide electric arc furnace steel production was 285 million metric tons in 2000 (about 34% of total steel production).

        The economic weakening in North America continued and became more severe in 2001. More than 24 steel companies in the U.S. filed for protection under the U.S. Bankruptcy Code since January 1, 2000. Moreover, notwithstanding a substantial decrease in steel production in the U.S., steel inventories, particularly those held by steel service centers, remain high relative to shipments. In March 2002, President Bush announced his decision to impose tariffs of up to 30% on most imported steel as part of a broader plan to rescue the nation's financially troubled steel industry. We believe that this decision is having a modest positive impact on electric arc steel furnace production and, in turn, demand for graphite electrodes in the U.S. We cannot predict at this time, however, whether and to what extent this development will impact our global business over the long-term.

        The impact of the economic weakness in North America on other regional economies became more severe during 2001. Steel production declined in Brazil in the 2001 second and third quarters by about 10% as compared to the 2000 second and third quarters. This decline was caused both by shortages of electricity brought on by a drought that reduced hydroelectric power generation (although Brazil is now beginning to experience some relief from the drought) as well as by the weakening in global economic conditions. Brazil may also be impacted by the recent currency crisis occurring in Argentina (which could impact both our net sales and collections of accounts receivable in both of those countries). There was also a weakening in the demand for steel in Asia (except for China where electric arc furnace steel production has remained relatively stable).

        This global economic weakness has been exacerbated by the impact on economic conditions of the terrorist acts in the U.S. in September 2001. We believe that worldwide electric arc furnace steel production increased by about 3% in 2001 as compared to 1999, but declined by about 2% in 2001 (to a total of about 279 million metric tons, about 33% of total steel production) as compared to 2000.

        These fluctuations in electric arc furnace steel production resulted in corresponding fluctuations (to a greater or lesser extent, depending on economic conditions affecting, and decisions by, electric arc furnace steel producers) in demand for graphite electrodes. We estimate that worldwide graphite electrode demand increased by about 4% in 2000 as compared to 1999, but declined by about 10% in 2001 as compared to 2000. Overall pricing worldwide was weak throughout most of this period. However, we implemented increases in local currency selling prices of our graphite electrodes in 2000 and early 2001 in Europe, the Asia Pacific region, the Middle East and South Africa. Recently, we have not been able to maintain all of these price increases. We continue to face pricing pressures worldwide.

        We are experiencing intense competition in the graphite electrode industry. One of our U.S. competitors, The Carbide/Graphite Group, Inc., filed for protection under the U.S. Bankruptcy Code in October 2001. In order to seek to minimize our credit risks, we have reduced our sales of, or refused to sell (except for cash on delivery), graphite electrodes to some customers and potential customers in the U.S. and, to a limited extent, elsewhere. Our unpaid trade receivables from steel companies in the U.S. that have filed for protection under the U.S. Bankruptcy Code since January 1, 2000 have aggregated only 1.4% of net sales of graphite electrodes in the U.S. during the same period. Our volume of graphite electrodes sold increased by 5% in 2000 as compared to 1999, but declined by about 20% in 2001 as compared to 2000. The decline in our volume of graphite electrodes sold in 2001 as compared to 2000 was due to the decline in electric arc furnace steel production as well as our efforts to implement and maintain local currency selling price increases and our efforts to seek to minimize credit risks.

        Demand and prices for most of our other products sold to the metals and transportation industries are affected by the same global and regional economic conditions that affected graphite electrodes. In the

1999 second quarter, however, worldwide demand by customers for many of these products began to gradually recover. During 2000, demand for most of these products as a group was relatively stable. Overall pricing did not strengthen. The global and regional economic conditions that have impacted demand and prices for graphite electrodes since mid-2000 have also similarly impacted demand and prices for most of these products (other than graphite cathodes). Demand and prices for graphite cathodes has remained relatively strong since the recovery began in 1999 primarily due to construction of new aluminum smelters using graphite cathodes, even as old smelters using carbon cathodes are removed from service.

        We believe that business conditions for most of our products (other than cathodes) will remain challenging through 2002 and that a strong recovery in the steel, metals and transportation industries will not occur until the 2002 second half, at the earliest. We expect an increase in our volume of graphite electrodes sold during the remainder of 2002 primarily due to improving conditions in the steel industry and an increase in our market share as we continue to implement our enterprise selling and other strategies. Our graphite electrode order book has strengthened significantly since the middle of the 2002 first quarter, and for the remainder of 2002 is now 85% full. We expect to deliver an increase of approximately 17% to 20% in graphite electrode sales volume during the 2002 second quarter over the 2002 first quarter and to have graphite electrode capacity utilization rates at or greater than 95% for the remainder of 2002 and into the beginning of 2003. Our cathode order book is virtually full for the remainder of 2002 and into the beginning of 2003. In the Advanced Energy Technology Division, we believe that our core businesses have bottomed and expect to deliver new product development and commercialization milestones in the coming quarters.

        We expect our cost reductions to largely mitigate the impact on gross profit of pressure on net sales. We expect to achieve an average graphite electrode production cost per metric ton of $1,550 for 2002 and $1,400 by the end of 2003. Although conditions are improving for graphite electrode price increases over the long-term, we do not expect graphite electrode prices to strengthen in 2002. Under current global and regional economic conditions, we cannot assure you that we will have the same success in minimizing our credit risks in the future that we have had in the U.S. relating to sales of graphite electrodes in the past.

        We maintain our aggressive net debt goal of $500 million by the end of 2004 and have a nearer term target of $600 million by the end of 2003 or earlier, assuming completion of planned asset sales and full implementation of the 2002 plan.

        In addition, as previously announced, we are implementing interest rate management initiatives to seek to minimize our interest expense and optimize our portfolio of fixed and variable interest rate obligations. In connection with those initiatives, we recently entered into a ten year interest rate swap for a notional amount of $200 million to effectively convert that amount of fixed rate debt to variable rate debt. We are targeting interest expense of $60 million for 2002, essentially the same as 2001.

        Our outlook could be significantly impacted by changes in interest rates by the U.S. Federal Reserve Board and the European Central Bank, changes in tax and fiscal policies by the U.S. and other governments, the occurrence of further terrorist acts and developments (including increases in security, insurance, data back-up, transportation and other costs, transportation delays and continuing or increased economic uncertainty and weakness) resulting from terrorist acts and the war on terrorism, and changes in global and regional economic conditions.

RESULTS OF OPERATIONS

        The following table sets forth, for the periods indicated, certain items in the Consolidated Statements of Operations and the increase or decrease (expressed as a percentage of such item in the comparable prior period) of such items:


                                                        FOR THREE MONTHS
                                FOR THE YEAR ENDED            ENDED          PERCENTAGE INCREASE
                                   DECEMBER 31,             MARCH 31,            (DECREASE)
                                   ------------             ---------            ----------
                                                                            1999    2000     Q1/2001
                              1999    2000   2001      2001     2002      TO 2000  TO 2001   Q1/2002
                              ----    ----   ----      ----     ----      -------  -------   -------
                             (DOLLARS IN MILLIONS)                          (DOLLARS IN MILLIONS)
Net sales...............      $831   $776    $654      $171     $138       (7)%     (16)%       (19)%
Cost of sales...........       573    560     469       122      107       (2)      (16)        (12)
                              ----  -----   -----     -----    -----       ---      ----        ----
Gross profit............       258    216     185        49       31      (16)      (14)        (37)
Research and development         9     11      12         3        3       22         9           -
Selling, administrative
   and other expenses...        86     86     78         21       18           -     (9)        (14)
Other (income) expense,
   net..................        (9)     -      1          -       (3)     N/M       N/M         N/M
Operating profit........       130    111    (10)        25        7      (15)     (109)        (72)



---------------
N/M: Not Meaningful

        The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items in the Consolidated Statements of Operations:

                                    FOR THE YEAR ENDED        FOR THREE MONTHS
                                       DECEMBER 31,            ENDED MARCH 31,
                                       ------------            ---------------
                                 1999      2000      2001       2001     2002
                                 ----      ----      ----       ----     ----
Net sales......................  100.0%    100.0%   100.0%     100.0%   100.0%
Cost of sales..................   69.0      72.2     71.7       71.4     77.7
Gross profit...................   31.0      27.8     28.3       28.6     22.3
Research and development.......    1.1       1.4      1.8        1.7      2.2
Selling, administrative and
  other expenses...............   10.3      11.0     11.9       12.3     13.0
Other (income) expenses, net...   (1.1)        -       .2          -     (2.2)
Operating profit...............   15.6      14.3     (1.5)      14.6      5.1

        The following table sets forth, for the periods indicated, certain items in the Consolidated Statements of Operations and certain information as to gross profit margins related to our two business segments, our Graphite Power Systems Division and Advanced Energy Technology Division:


                         GRAPHITE POWER SYSTEMS DIVISION      ADVANCED ENERGY TECHNOLOGY DIVISION
                         -------------------------------      -----------------------------------
                                          FOR THREE MONTHS FOR THE YEAR     FOR THREE MONTHS
                       FOR THE YEAR ENDED      ENDED           ENDED              ENDED
                           DECEMBER 31,       MARCH 31,      DECEMBER 31,        MARCH 31,
                           ------------       ---------         ---              ---------
                       1999     2000  2001   2001  2002   1999   2000   2001     2001   2002
                       ----     ----  ----   ----  ----   ----   ----   ----     ----   ----
                      (DOLLARS IN MILLIONS)
Net sales........     $700     $651    $525  $136   $111   $131  $125    $129     $35    $27
Cost of sales....      464      467     378    98     86    109    93      91      24     21
                      ----     ----    ----  ----   ----   ----  ----    ----     ---    ---
Gross profit.....     $236     $184    $147  $ 38   $ 25   $ 22  $ 32    $ 38     $11    $ 6
                      ====     ====    ====  ====   ====   ====  ====    ====     ===    ===

Gross profit margin   33.7%    28.3%   28.0% 27.9%  22.3%  16.8% 25.6    29.6%   31.4%  22.3%


        HIGHLIGHTS OF 2002 FIRST QUARTER AS COMPARED TO 2001 FOURTH QUARTER. Net

sales of $138 million in the 2002 first quarter represented a $17 million, or 12%, decrease from net sales of $155 million in the 2001 fourth quarter. Gross profit of $31 million in the 2002 first quarter represented an $11 million, or 26%, decrease from gross profit of $42 million in the 2001 fourth quarter. Gross margin declined to 22.3% of net sales in 2002 first quarter from 26.9% in 2001 fourth quarter. This decline was primarily due to the decline in net sales experienced by both of our divisions. Our 2002 first quarter earnings, before previously announced restructuring charges and impairment losses on long-lived and other assets, tax benefits associated with the 2002 plan and a non-cash extraordinary charge associated with our successful private offering of Initial Notes in February 2002, was a net loss of $1 million, or $0.02 per diluted share, and, after those charges and benefits, was a net loss of $4 million, or $0.06 per diluted share. The following table summarizes the impact of those non-recurring charges and benefits.

                                                   THREE MONTHS ENDED
                                                     MARCH 31, 2002
                                                     --------------
                                                  (DOLLARS IN MILLIONS)
Net loss...................................               $   (4)
  Charges:
    Restructuring charges (including global
      realignment and related expenses)
      and impairment loss on long-lived
      and other assets, net of tax.........                    6
    Extraordinary item, net of tax.........                    2
  Tax benefit related to legal and tax
    restructuring..........................                   (5)
                                                            ----
      Net loss before non-recurring charges
          and benefits........................            $   (1)
                                                           =====

        The legal and tax restructuring and global realignment mentioned in the preceding table and in our Unaudited Consolidated Financial Statements are part of the corporate realignment of our subsidiaries. The tax benefits from the corporate realignment (which are referred to as tax benefits from legal and tax restructuring) have been recorded separately from expenses to implement the corporate realignment (which are referred to as global realignment and related expenses). The activities relating to our legal and tax restructuring that would be expected to impact tax benefits and expense were substantially completed in the 2002 first quarter. We recorded global realignment and related expenses of $2 million in 2001 fourth quarter and $1 million in 2002 first quarter.

        GRAPHITE POWER SYSTEMS DIVISION. Net sales decreased to $111 million in the 2002 first quarter from $126 million in the 2001 fourth quarter, primarily due to the lower volume and lower average sales revenue per metric ton of graphite electrodes sold. The decline was primarily due to seasonal factors, continued weakness in demand through January and February due to economic conditions and limited availability of finished graphite electrode inventories to meet increased demand in March. The volume of graphite electrodes sold was 38,500 metric tons, 9% lower than in the 2001 fourth quarter. The lower volume of graphite electrodes sold represented a decrease of $9 million in net sales. Average sales revenue per metric ton of graphite electrodes in the 2002 first quarter was $2,083, a decrease of 7% from the average in the 2001 fourth quarter of $2,251. The lower average sales revenue per metric ton represented a decrease of $6 million in net sales. Of the 7%, changes in currency exchange rates accounted for approximately 3%.

        We exceeded our expectations for cost reductions. Average graphite electrode production cost per metric ton in the 2002 first quarter was $1,638, about $13 lower than in the 2001 fourth quarter despite

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

low operating levels and low sales volumes. Low operating levels were due to both reductions in production in response to weakness in economic conditions that continued into the middle of the 2002 first quarter as well as reductions in production associated with the mothballing of our Italian graphite electrode plant as part of the 2002 plan and furnace maintenance at our Brazilian graphite electrode plant.

        We completed the mothballing of our Italian graphite electrode plant during the 2002 first quarter, more than two months ahead of schedule. We believe that the accelerated mothballing as well as other actions will allow us to accelerate achievement of our cost savings targets under the 2002 plan. We also undertook extensive furnace maintenance, which resulted in extended production down time, at our Brazilian graphite electrode plant in preparation for higher operating levels during the remainder of 2002 and into 2003. We estimate that these activities resulted in higher than anticipated graphite electrode production costs of approximately $2 million.

        Gross profit in the 2002 first quarter was $25 million (22.3% of net sales), a decrease from gross profit in the 2001 fourth quarter of $35 million (27.3% of net sales). The decrease in gross profit was largely due to the decrease in net sales.

        ADVANCED ENERGY TECHNOLOGY DIVISION. Net sales decreased to $27 million in the 2002 first quarter from $29 million in the 2001 fourth quarter, primarily due to due to weakness in the industrial end markets served, particularly the semiconductor and automotive markets. We believe that the core businesses in this division bottomed during the 2002 first quarter. New product development and commercialization efforts continue to progress successfully. During the 2002 first quarter, IBM Corporation, Hitachi, Ltd. and Agilent Technologies Inc. approved and purchased eGraf(TM) thermal interface products for computer, consumer electronic and telecommunication applications. Gross profit in the 2002 first quarter declined to $6 million (22.3% of net sales) as compared to gross profit in the 2001 fourth quarter of $7 million (25.3% of net sales). The decrease in gross margin was primarily due to the decrease in net sales.

        OTHER ITEMS. Selling, administrative and other expenses were $18 million in the 2002 first quarter, a decline of $1 million, or 5%, from the 2001 fourth quarter, primarily due to a reduction in franchise and other taxes. We recorded other income, net, of $3 million for the 2002 first quarter, primarily due to a currency exchange gain on euro denominated debt. This other income, net, essentially offsets the estimated $2 million of higher graphite electrode production costs during the 2002 first quarter. Adjusted EBITDA for the 2002 first quarter was approximately $20 million. Interest expense was $13 million in the 2002 first quarter, an increase of $2 million from the 2001 fourth quarter. The increase resulted from higher average annual interest rates and higher average total debt outstanding.

        NET DEBT AND WORKING CAPITAL. Net debt (total debt less cash, cash equivalents and short-term investments) increased during the 2002 first quarter as expected and as previously announced. At March 31, 2002, net debt was $663 million and total debt was $696 million, including $70 million under our revolving credit facility and $212 million of term loans, as net cash from operations declined primarily due to lower sales and working capital requirements, primarily accounts payable. The use of cash to settle payables in the 2002 first quarter increased primarily due to seasonal payable patterns and higher obligations related to preparations at facilities globally to accommodate the mothballing of our Italian graphite electrode plant. In addition, in the 2002 first quarter, we incurred $14 million of cash costs associated with the issuance of Senior Notes in February 2002 and related amendment fees. These costs were capitalized and will be amortized over the term of the Senior Notes.

        THREE MONTHS ENDED MARCH 31, 2002 AS COMPARED TO THREE MONTHS ENDED MARCH 31 2001. Net sales of $138 million in the 2002 first quarter represented a $33 million, or 19%, decrease from net sales of $171 million in the 2001 first quarter. Gross profit of $31 million in the 2002 first quarter


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


represented an $18 million, or 37%, decrease from gross profit of $49 million in the 2001 first quarter. Gross margin declined to 22.3% of net sales in 2002 first quarter from 28.5% in 2001 first quarter. The decrease in net sales and gross profit was primarily due to lower volume of graphite electrodes sold. Cost of sales declined primarily due to lower volumes of most products sold.

        GRAPHITE POWER SYSTEMS DIVISION. Net sales decreased to $111 million in the 2002 first quarter from $136 million in the 2001 first quarter, primarily due to the lower volume of graphite electrodes sold and lower average graphite electrode sales revenue per metric ton. Volume of graphite electrodes sold was 38,500 metric tons in the 2002 first quarter as compared to 43,000 metric tons in the 2001 first quarter. The lower volume of graphite electrodes sold represented a decrease of $11 million in net sales. The decrease was primarily a result of a decline in North American electric arc furnace steel production, weaker demand in Europe and Russia, actions taken by us to manage credit risk and limited availability of finished graphite electrode inventories to meet increased demand in March 2002. Average sales revenue per metric ton of graphite electrodes in the 2002 first quarter was $2,083 as compared to the average in the 2001 first quarter of $2,419. The lower average sales revenue per metric ton represented a decrease of $13 million in net sales. Unfavorable changes in currency exchange rates represented $4 million of the $13 million decrease in net sales of graphite electrodes. Net sales of cathodes increased in the 2002 first quarter by 2% from the 2001 first quarter.

        Cost of sales decreased to $86 million in the 2002 first quarter from $98 million in the 2001 first quarter. The decrease was primarily due to lower operating levels. Cost of sales per metric ton of graphite electrodes benefited from improved productivity, head-count reductions, plant cost reductions, lower costs due to the strengthening of the dollar and lower maintenance spending as compared to the 2001 first quarter, partially offset by higher than anticipated graphite electrode production costs of approximately $2 million resulting from activities associated with the accelerated mothballing of our Italian graphite electrode plant and extensive furnace maintenance, which resulted in extended production down time, at our Brazilian graphite electrode plant in preparation for higher operating levels during the remainder of 2002 and into 2003. Average cost of sales per metric ton of graphite electrodes was $1,638 per metric ton in the 2002 first quarter, a decline of $127, or about 7%, as compared to the 2001 first quarter, despite lower operating levels and lower sales volumes. Low operating levels were due to both reductions in production in response to weakness in economic conditions that continued into the middle of the 2002 first quarter as well as reductions in production associated with the mothballing of our Italian graphite electrode plant as part of the 2002 plan and furnace maintenance at our Brazilian graphite electrode plant. Gross profit in the 2002 first quarter was $25 million (22.3% of net sales), a decrease from gross profit in the 2001 first quarter of $38 million (27.4% of net sales).

        ADVANCED ENERGY TECHNOLOGY DIVISION. Net sales decreased to $27 million in the 2002 first quarter from $35 million in the 2001 first quarter, primarily due to decreases in volume of refractories sold, in new business sales, in volume of flexible graphite sold for gasket applications due to lower demand from the automotive industry and in products sold to customers in the semiconductor and industrial sectors, particularly in Europe, partially offset by an increase in sales of products to customers in the aerospace industry. We believe that the core businesses in this division bottomed during the 2002 first quarter. New product development and commercialization efforts continue to progress successfully. During the 2002 first quarter, IBM, Hitachi and Agilent approved and purchased eGraf(TM) thermal interface products for computer, consumer electronic and telecommunication applications. Cost of sales was $21 million in the 2002 first quarter as compared to $24 million in the 2001 first quarter. The decrease was primarily due to lower operating levels. Gross profit in the 2002 first quarter was $6 million (22.3% of net sales) as compared to gross profit in the 2001 first quarter of $11 million (32.0% of net sales).

        OPERATING PROFIT FOR US AS A WHOLE. Operating profit in the 2002 first quarter was $6 million, or 4.6% of net sales, as compared to operating profit in the 2001 first quarter of $25 million, or 14.6% of net sales. Operating profit in the 2002 first quarter was impacted by a restructuring charge and impairment loss on long-lived and other assets of $6 million that related primarily to the mothballing of our graphite electrode plant in Italy and a charge of $1 million related to the corporate realignment of our subsidiaries. Excluding these non-recurring charges, operating profit in the 2002 first quarter would have been $12 million, or 8.7% of net sales.

        Selling, administrative and other expenses were $18 million in the 2002 first quarter, a decline of $3 million, or 14%, from 2001 first quarter. The decline was primarily due to a reduction in franchise and other taxes.

        Other income, expense, net was income of $3 million in 2002 first quarter as compared to nil in 2001 first quarter. This change was primarily associated with a currency exchange gain on euro denominated debt. This other income essentially offsets the estimated $2 million of higher than anticipated graphite electrode production costs during the 2002 first quarter.

        OTHER ITEMS AFFECTING US AS A WHOLE. Interest expense was $13 million in the 2002 first quarter, a decrease of $6 million from the 2001 first quarter. The decrease resulted from lower average annual interest rates and lower average total debt outstanding. Average outstanding total debt was $663 million in the 2002 first quarter as compared to $729 million in the 2001 first quarter. The decrease in average debt outstanding was primarily due to use of net proceeds from our public offering of common stock in July 2001 to reduce debt. The average annual interest rate was 7.6% in 2002 first quarter as compared to 8.8% in the 2001 first quarter. These average annual rates excluded inputed interest of the fine payable to the U.S. Department of Justice.

        Provision for income taxes was a $5 million benefit in the 2002 first quarter as compared to a $2 million expense in the 2001 first quarter. Excluding the benefit of $6 million, which was related to the corporate realignment of our subsidiaries, the provision for income taxes for the 2002 first quarter would have been nil. No tax benefit was provided on the restructuring charge and impairment loss on long-lived and other assets of $6 million related to the mothballing of our graphite electrode plant in Italy.

        The effective income tax rate, before non-recurring charges and impairment losses that related to the mothballing of our Italian graphite electrode plant and the corporate realignment of our subsidiaries, was 35% in the 2002 first quarter as compared to 40% in 2001 first quarter. The effective income tax rate for the 2001 first quarter was higher than the U.S. federal statutory income tax rate of 35% primarily as the result of the fact that a substantial percentage of our earnings was derived from higher tax jurisdictions.

        In the 2002 first quarter, we recorded an extraordinary item, net of tax, of $2 million in connection with the write-off of capitalized fees associated with the Tranche A and B Term Loans repaid with the net proceeds from the issuance of the Existing Notes.

        As a result of the changes described above, net loss was $4 million in the 2002 first quarter as compared to net income of $3 million in the 2001 first quarter. Net loss per diluted share, before non-recurring charges and tax benefits and extraordinary charges, was $0.02 for the 2002 first quarter as compared to earnings per diluted share of $0.07 in the 2001 first quarter. Net loss per diluted share, after non-recurring charges and tax benefits and extraordinary charges, was $0.06 for the 2002 first quarter.

        2001 COMPARED TO 2000. Net sales in 2001 were $654 million, a decrease of $122 million, or 16%, from net sales in 2000 of $776 million. Gross profit in 2001 was $185 million, a decrease of $31 million, or 14%, from gross profit in 2000 of $216 million. Gross profit margin in 2001 was 28.3% of net sales as compared to gross profit margin in 2000 of 27.8% of net sales. The decrease in net sales and gross profit was primarily due to lower sales volume of most of our products, particularly graphite electrodes, which represented about $104 million of the decrease in net sales, primarily due to depressed steel industry conditions. Cost of sales declined due primarily to lower production levels and benefits from our cost savings activities. The increase in gross profit margin was primarily due to the fact that the percentage decrease in net sales was less than the percentage decrease in cost of sales.

        GRAPHITE POWER SYSTEMS DIVISION. Net sales decreased 19%, or $126 million, to $525 million in 2001 from $651 million in 2000. The decrease was primarily attributable to a decrease in average sales revenue per metric ton of graphite electrodes and lower sales volumes for graphite electrodes and cathodes. The volume of graphite electrodes sold decreased 43,000 metric tons, or 20%, to 174,000 metric tons in 2001 as compared to 217,000 metric tons in 2000. The decrease in volume of graphite electrodes sold represented a decrease in net sales of about $104 million. The decrease was primarily a result of continued lower North American steel production, weaker demand in Europe and Brazil and actions taken to manage credit risk. The average sales revenue per metric ton (in U.S. dollars and net changes in currency exchange rates) of our graphite electrodes was $2,341 in 2001 as compared to $2,379 in 2000. The reduced average sales revenue per metric ton of graphite electrodes represented a decrease of about $6 million in net sales. Unfavorable changes in currency exchange rates represented a reduction of about $15 million in net sales of graphite electrodes, more than offsetting the benefits of increases in selling prices in local currencies in certain foreign countries. Volume of cathodes sold was 33,000 metric tons in 2001 as compared to 35,000 metric tons in 2000. Cost of sales decreased 19%, or $89 million, to $378 million in 2001 from $467 million in 2000. The decrease in cost of sales was primarily due to lower production levels due to volumes sold and a lower average graphite electrode cost of sales per metric ton. The average graphite electrode cost of sales per metric ton was $1,691 in 2001 as compared to $1,725 in 2000. The reduction in average graphite electrode cost of sales per metric ton was primarily due to cost savings and lower average fixed cost per metric ton due to facility closures and, to lesser extent, changes in currency exchange rates. Gross profit decreased 20%, or $37 million, to $147 million (28.0% of net sales) in 2001 from $184 million (28.3% of net sales) in 2000. The decrease in gross profit margin was primarily due to the fact that the percentage decrease in net sales was greater than the percentage decrease in cost of sales.

        ADVANCED ENERGY TECHNOLOGY DIVISION. Net sales increased 3%, or $4 million, to $129 million in 2001 from $125 million in 2000. The increase was primarily due to cyclical increases in volume of refractories sold and in sales of products to customers in the aerospace industry, new business sales and an increase in technical service and technology license fees, partially offset by a decrease in volume of flexible graphite sold for gasket applications due to lower demand from the automotive industry as well as a decrease in products sold to the semiconductor and industrial sectors. Cost of sales decreased 2%, or $2 million, to $91 million in 2001 from $93 million in 2000. The decline was primarily due to changes in product mix and cost savings activities. Gross profit increased 19%, or $6 million, to $38 million (29.6% of net sales) in 2001 from $32 million (25.6% of net sales) in 2000. The increase in gross profit margin was due to the increase in net sales and decrease in cost of sales.

        OPERATING PROFIT (LOSS) OF US AS A WHOLE. Operating loss was $10 million in 2001 as compared to operating profit of $111 million in 2000. Operating profit in 2001 was impacted by a $80 million impairment loss on long-lived and other assets, a $12 million restructuring charge, primarily related to our U.S. and Italian graphite electrode operations, a $10 million charge related to antitrust investigations and related lawsuits and claims, and a $2 million charge related to the corporate realignment of our subsidiaries. Operating profit in 2000 was impacted by a $2 million write-off of costs incurred in connection with a proposed initial public offering by Graftech that was withdrawn as well as an aggregate of $8 million in special items including a $1 million credit related to securities class action and stockholder derivative lawsuits, a net restructuring charge relating to our advanced graphite materials business, an impairment loss on long-lived cathode assets and a corporate restructuring involving a workforce reduction.

        Selling, administrative and other expense declined $8 million to $78 million in 2001 from $86 million in 2000, primarily due to reduced corporate spending.

        Other (income) expense, net was $1 million in 2001 as compared to nil in 2000. We recorded other (income) expense in both periods resulting from various non-operational activities, including gains from currency transactions.

        Excluding the impact of the special charges, items and costs described above, operating profit would have been $94 million (14.4% of net sales) in 2001 as compared to $121 million (15.6% of net sales) in 2000.

        OTHER ITEMS AFFECTING US AS A WHOLE. Interest expense decreased to $60 million in 2001 from $75 million in 2000. The decrease was due to lower average annual interest rates and lower average total debt outstanding. Our average outstanding total debt was $683 million in 2001 as compared to $780 million in 2000 and our average annual interest rate was 8.1% in 2001 as compared to 9% in 2000. These average annual interest rates exclude imputed interest on antitrust fines.

        Provision for income taxes was $15 million for 2001 as compared to $10 million for 2000. During 2001, the provision for income taxes reflected a 35% effective rate, excluding the impact of impairment losses on long-lived and other assets, restructuring charges, the charge related to antitrust investigations and related lawsuits and claims, and the charge related to the corporate realignment of our subsidiaries. For 2000, the provision for income taxes reflected a 30% effective rate. The increase in the effective rate in 2001 was primarily due to a high proportion of income from higher tax jurisdictions.

        As a result of the changes described above, net loss was $87 million in 2001, a decrease of $97 million from net income of $10 million in 2000.

        2000 COMPARED TO 1999. Net sales in 2000 were $776 million, a decrease of $55 million, or 7%, from net sales in 1999 of $831 million. Gross profit in 2000 was $216 million, a decrease of $42 million, or 16%, from gross profit in 1999 of $258 million. Gross profit margin in 2000 was 27.8% of net sales as compared to gross profit margin in 1999 of 31.0% of net sales. The decrease in net sales and gross profit was primarily due to lower average sales revenue per metric ton of graphite electrodes and the impact of currency exchange rate changes. The impact of those factors was partially offset by lower cost of sales per metric ton of graphite electrodes and higher volumes of graphite electrodes sold. The lower average sales revenue per metric ton was due primarily to changes in regional economic conditions, which resulted in a higher percentage of the volume of our graphite electrodes being sold in non-North American markets that have lower pricing structures than North American markets, as well as competitive pricing pressures. The lower cost of sales per metric ton was primarily due to cost savings and lower average fixed cost per metric ton due to higher average annual production levels. The decrease in gross profit margin was primarily due to the fact that the percentage decrease in net sales was greater than the percentage decrease in costs of sales.

        GRAPHITE POWER SYSTEMS DIVISION. Net sales decreased 7%, or $49 million, to $651 million in 2000 from $700 million in 1999. The decrease was primarily attributable to a decrease in average sales revenue per metric ton of electrodes offset by higher sales volumes for electrodes and cathodes. The volume of graphite electrodes sold increased 11,000 metric tons, or 5%, to 217,000 metric tons in 2000 as compared to 206,000 metric tons in 1999. The increase in volume of graphite electrodes sold represented an increase in net sales of about $28 million. The average sales revenue per metric ton (in U.S. dollars and net changes in currency exchange rates) of our graphite electrodes was $2,379 in 2000 as compared to $2,676 in 1999. The reduced average sales revenue of graphite electrodes per metric ton represented a decrease of about $64 million in net sales. This reduction was largely attributable to lower graphite electrode selling prices and, to a lesser extent, changes in product mix. Currency exchange rate changes for electrode and cathode sales, particularly the decline in the euro against the dollar, represented a decrease of about $45 million in net sales. Volume of cathodes sold was 35,000 metric tons in 2000 as compared to 31,000 metric tons in 1999. Cost of sales increased 1%, or $3 million, to $467 million in 2000 from $464 million in 1999. The increase in cost of sales was primarily due to higher volume produced, partially offset by lower average cost of sales per metric ton for graphite electrodes. The average graphite electrode cost of sales per metric ton was $1,725 in 2000 as compared to $1,783 in 1999. The reduction in average graphite electrode cost of sales per metric ton was primarily due to cost savings and lower average fixed cost per metric ton due to higher production levels and, to lesser extent, changes in currency exchange rates. Gross profit decreased 22%, or $52 million, to $184 million (28.3% of net sales) in 2000 from $236 million (33.7% of net sales) in 1999. The decrease in gross profit margin was primarily due to the fact that the percentage decrease in net sales was greater than the percentage decrease in cost of sales.

        ADVANCED ENERGY TECHNOLOGY DIVISION. Net sales decreased 5%, or $6 million, to $125 million in 2000 from $131 million in 1999. The decrease was primarily attributable to a decrease in net sales of advanced graphite materials due to the elimination of certain product lines in connection with the restructuring of our advanced graphite materials business and, to a lesser extent, lower prices for advanced graphite materials. Cost of sales decreased 15%, or $16 million, to $93 million in 2000 from $109 million in 1999. The decline was primarily due to the write-down of advanced graphite materials inventory in 1999 and the elimination of certain advanced graphite materials product lines. As a result of the changes described above, gross profit increased 45%, or $10 million, to $32 million (25.6% of net sales) in 2000 from $22 million (16.8% of net sales) in 1999. Excluding the $8 million write-down of advanced graphite materials inventory in 1999, gross profit margin increased to 25.6% in 2000 from 22.9% in 1999. The increase in gross profit margin was due to the fact that the decline in cost of sales exceeded the decline in net sales.

        OPERATING PROFIT OF US AS A WHOLE. Operating profit was $111 million, or 14.3% of net sales, in 2000 as compared to $130 million, or 15.6% of net sales, in 1999. Operating profit in 2000 was impacted by a $2 million write-off of costs incurred in connection with a proposed initial public offering by Graftech that was withdrawn as well as an aggregate of $9 million in special items consisting of a net restructuring charge relating to our advanced graphite materials business, an impairment loss on long-lived cathode assets and a corporate restructuring involving a workforce reduction. Operating profit in 1999 was impacted by a $35 million impairment loss on long-lived advanced graphite materials assets, a $13 million charge for the settlement of securities class action and stockholder derivative lawsuits, and a $6 million restructuring credit related to plant closure activities. Excluding these special items, operating profit in 2000 was $50 million lower than in 1999 due mainly to lower gross profit and lower other (income) expense, net.

        Selling, administrative and other expense was relatively stable at $86 million in both 2000 and 1999.

        Other (income) expense, net was nil in 2000 as compared to income of $9 million in 1999. The change was primarily due to the incurrence in 2000 of $4 million in consulting fees associated with our POWER OF ONE initiative, $3 million of legal expenses associated with our lawsuit against our former parents and $2 million in costs associated with the proposed initial public offering by Graftech that were not incurred in 1999. We recorded income in both periods resulting from various activities, including gains from currency transactions, asset sales and insurance and financial instrument related activities.

        OTHER ITEMS AFFECTING US AS A WHOLE. Interest expense decreased to $75 million in 2000 from $84 million in 1999. The decrease primarily resulted from our refinancing completed in February 2000, which resulted in a decrease in our average annual interest rate. Our average outstanding total debt was $780 million in 2000 as compared to $782 million in 1999 and our average annual interest rate was 9.0% in 2000 as compared to 10.7% in 1999. These average annual interest rates exclude imputed interest on the antitrust fines.

        Provision for income taxes was $10 million for 2000 as compared to $1 million in 1999. During 2000, the provision for income taxes reflected a 30% effective rate, excluding the impact of the write-off of costs incurred in connection with the proposed initial public offering by Graftech that was withdrawn and the impact of restructuring charges (credits) and impairment losses. This is lower than the U.S. federal income tax rate of 35% primarily as a result of tax planning strategies, earnings repatriation plans, tax settlements, re-assessment of valuation allowances, and earnings resulting from consolidated entities with lower effective rates. For 1999, the provision for income taxes reflected a 23% effective rate. The increase in the effective rate in 2000 was primarily due to a high proportion of income from higher tax jurisdictions, which was partially offset by a $20 million reduction in the deferred tax asset valuation allowance on foreign tax credits. This reduction was based on a re-assessment in 2000 of our U.S. tax profile and associated tax planning strategies.

        As a result of the changes described above, net income was $10 million in 2000, a decrease of $32 million from net income of $42 million in 1999.

STRATEGIC ALLIANCES

        We are pursuing strategic alliances that enhance or complement our existing or related businesses and have the potential to generate strong cash flow. Strategic alliances may be in the form of joint venture, licensing, supply or other arrangements that leverage our strengths to achieve cost savings, improve margins and cash flow, and increase net sales and earnings growth.

        We have developed a strategic relationship with Conoco. In December 2000, we entered into a license and technical services agreement with Conoco to license our proprietary technology for use at the carbon fiber manufacturing facility that Conoco is building in Ponca City, Oklahoma. We also will continue to provide a wide variety of technical services to Conoco. Under a separate manufacturing tolling agreement entered into February 2001, we are providing manufacturing services to Conoco at our facility in Clarksburg, West Virginia for carbon fibers. Under the three-year manufacturing tolling agreement, we are using raw materials provided by Conoco to manufacture carbon fibers. Conoco's new carbon fiber technology could be used in portable power applications, such as batteries for personal computers and cell phones, as well as a wide range of other electronic devices and automotive applications. We are working with Conoco to expand our strategic relationship in supply chain and other areas.

        We have developed a strategic alliance in the cathode business with Pechiney, the world's recognized leader in aluminum smelting technology. To broaden our alliance, in March 2001, we contributed our Brazilian cathode manufacturing operations to Carbone Savoie. Pechiney, the 30% minority owner of Carbone Savoie, contributed approximately $9 million in cash to Carbone Savoie as part of this transaction. The cash contribution was used to upgrade manufacturing operations in Brazil and France, which was completed by the end of the 2002 first quarter. Ownership in Carbone Savoie


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

remains 70% by us and 30% by Pechiney. Under our now broadened alliance, Carbone Savoie holds our entire cathode manufacturing capacity.

        In April 2001, we entered into a joint venture agreement with Jilin to produce and sell high-quality graphite electrodes in China, which we believe to be the largest market for graphite electrodes in the world. The joint venture is expected to utilize renovated capacity at Jilin's main facility in Jilin City, and complete additions at another facility in Changchun that were begun by Jilin. The joint venture facilities are expected to commence operations in 2003. We are required to make capital contributions of $6 million of cash ($2 million of which has been contributed to date) plus technical assistance (a substantial portion of which has already been contributed) for our 25% ownership interest in the joint venture. The completion of the parties' capital contributions to the joint venture is subject to the receipt of required Chinese governmental approvals and satisfaction of other conditions.

        We have been working with Ballard Power Systems since 1992 on developing natural graphite-based materials for use in Ballard Power Systems fuel cells for power generation. In June 2001, our subsidiary, Graftech, entered into a new exclusive development and collaboration agreement and a new exclusive long term supply agreement with Ballard Power Systems, which significantly expand the scope and term of the prior agreements. In addition, Ballard Power Systems became a strategic investor in Graftech, investing $5 million in shares of Ballard Power Systems common stock for a 2.5% equity ownership interest, to support the development and commercialization of natural graphite-based materials and components for proton exchange membrane fuel cells.

        The scope of the new exclusive development and collaboration agreement includes natural graphite-based materials and components, including flow field plates and gas diffusion layers, for use in proton exchange membrane fuel cells and fuel cell systems for transportation, stationary and portable applications. The initial term of this agreement extends through 2011. Under the new supply agreement, we will be the exclusive manufacturer and supplier of natural graphite-based materials for Ballard Power Systems fuel cells and fuel cell systems. We will also be the exclusive manufacturer of natural graphite-based components, other than those components that Ballard Power Systems manufactures for itself. The initial term of this agreement, which contains customary terms and conditions, extends through 2016. We have the right to manufacture and sell, after agreed upon release dates, natural graphite-based materials and components for use in proton exchange membrane fuel cells to other parties in the fuel cell industry.

2002 PRIVATE SENIOR NOTE OFFERINGS

        On February 15, 2002, we completed a private offering of $400 million aggregate principal amount of Initial Notes at a price of 100% of principal amount. On May 6, 2002, we completed a private offering of $150 million aggregate principal amount of New Notes at a price of 104.5% of principal amount, plus accrued interest from February 15, 2002. The Existing Notes bear interest at an annual rate of 10.25% and mature in 2012.

        We believe that these offerings together with the repayment of term loans under the Senior Facilities, the reduction in the outstanding balance under our revolving credit facility and other amendments to the Senior Facilities have strengthened our balance sheet and enhanced our flexibility to implement our business strategies.

        The net proceeds from the offering completed in February 2002 were $387 million. We used net proceeds from the first $250 million of Initial Notes sold and 50% of the net proceeds from the balance of the Initial Notes sold to repay term loans under the Senior Facilities. We used the balance of the net proceeds to reduce amounts outstanding under our revolving credit facility. The net proceeds (excluding accrued interest paid by the purchasers of the New Notes) from the offering completed in May 2002 were


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$151 million. We used 50% of the net proceeds to reduce the balance outstanding under our revolving credit facility and the balance to repay term loans under the Senior Facilities. We paid approximately $13 million of debt issuance costs related to the Initial Notes sold in February 2002 and $6 million related to the New Notes sold in May 2002. These debt costs are being amortized over the term of the Existing Notes.

        The $7 million premium received upon issuance of the New Notes issued in May 2002 will be added to the principal amount of the Initial Notes shown on the Consolidated Balance Sheets and amortized (as a credit to interest expense) over the term of the additional Existing Notes. As a result of our receipt of such premium, the effective annual interest rate on the New Notes is about 9.5%.

        At March 31, 2002, on an as adjusted basis after giving effect to the offering completed in May 2002, the application of the net proceeds and the corporate realignment of our subsidiaries:

        o the Senior Facilities constituted $131 million of our total debt of $702 million;

        o the term loans under the Tranche A Facility have been fully repaid; and

        o the principal amount of the term loans outstanding under the Tranche B Facility was $131 million, all of the scheduled principal payments of which are due in 2007.

        We obtained consent from the holders of the Initial Notes issued in February 2002 to amend the Indenture so as to waive the requirement to use the gross proceeds from the issuance of the New Notes issued in May 2002 to make intercompany loans to our foreign subsidiaries and, on April 30, 2002, entered into a Supplemental Indenture to give effect to such amendment.

        In February 2002, we recorded an extraordinary charge of $3 million ($2 million after tax) for write-off of capitalized fees associated with the term loans under Tranche A and B Facilities repaid with the net proceeds from the issuance of the Initial Notes in February 2002.

        We expect to record an extraordinary charge in the 2002 second quarter of $1 million ($1 million after tax) for write-off of capitalized fees associated with the term loans under Tranche A and B Facilities repaid with the net proceeds from the issuance of the New Notes in May 2002.

2001 PUBLIC EQUITY OFFERING

        In July 2001, we completed a public offering of 10,350,000 shares of common stock at a public offering price of $9.50 per share. The net proceeds from that offering were $91 million. 60% of the net proceeds was used to repay term loans under the Senior Facilities. The balance of the net proceeds will be used to fund growth and expansion of our Advanced Energy Technology Division, including growth through acquisitions, and, pending such use, has been applied to reduce outstanding balance under our revolving credit facility.

REFINANCING AND DEBT RECAPITALIZATION

        In November 1998, our prior senior secured credit facilities were refinanced and the Indenture governing our previously outstanding senior subordinated notes was amended. In connection with the refinancing, we obtained additional term debt of $210 million. We undertook the refinancing to enable us to pay antitrust fines, liabilities and expenses and to strengthen our financial condition by extending maturities of some of our debt.



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        In February 2000, we completed a debt recapitalization. We obtained the
Senior Facilities, which were amended in October 2000, April 2001, July 2001, December 2001, February 2002 and April 2002. The Senior Facilities consist of a six year term loan facility in the initial amount of $137 million and [euro]161 million, an eight year term loan facility in the initial amount of $350 million and a six year revolving credit facility in the amount of [euro] 250 million. We used the net proceeds from the Senior Facilities to repay and terminate our prior senior secured credit facilities, to redeem our previously outstanding senior subordinated notes at a redemption price of 104.5% of the principal amount redeemed, plus accrued interest, to repay certain other debt and to pay related expenses. We recorded an extraordinary charge in 2000 of $13 million, net of tax, in connection with our debt recapitalization. The charge includes the redemption premium on the senior subordinated notes, bank, legal, accounting, filing and other fees and expenses, and write-off of deferred debt issuance costs. The debt recapitalization lowered our average annual interest rate, extended the average maturities of our debt and replaced our financial and other covenants. In light of changes in conditions affecting our industry, changes in global and regional economic conditions, our recent financial performance and other factors, we closely monitor our compliance with those covenants.

        In October 2000, the Senior Facilities were amended to, among other things, increase the maximum leverage ratio permitted thereunder through June 30, 2001. In connection therewith, we paid an amendment fee of $2 million and our interest rates increased by 25 basis points.

        In the 2000 third quarter, pursuant to our debt recapitalization in February 2000, our Italian subsidiary entered into a [euro] 17 million (about $15 million, based on currency exchange rates in effect at December 31, 2001) long-term debt arrangement with a third party lender. We also placed on deposit with the third party lender funds in the same amount, which secure the debt. Since we had the legal right to set-off, and the intent to do so, such amounts had been netted and were not reflected separately in the Consolidated Balance Sheets. In February 2002, in connection with the corporate realignment of our subsidiaries, we exercised our right of set-off and retired the debt arrangement.

        In April 2001, the Senior Facilities were amended to, among other things, exclude certain expenses incurred in connection with the lawsuit initiated by us against our former parents (up to a maximum of $20 million, but not more than $3 million in any quarter) and certain charges and payments in connection with antitrust fines, settlements and expenses from the calculation of financial covenants through June 30, 2002, and in certain cases thereafter. Charges (over and above $340 million charge recorded in 1997) recorded on or before June 30, 2002 (or during the term of the Senior Facilities, after effectiveness of the amendment described below, which became effective in February 2002) for antitrust fines, settlements and expenses are excluded from the calculation of financial covenants (until paid) up to a maximum of $75 million, reduced by the amount of certain debt (other than the Existing Notes) incurred by us that is not incurred under the Senior Facilities ($24 million of which debt was outstanding at March 31, 2002). The fine assessed by the antitrust authority of the European Union, as well as the additional $10 million charge recorded in July 2001 and any payments related to such fine (including payments within the $340 million charge recorded in 1997), are excluded from the calculation of financial covenants through June 30, 2002 (or for the term of the Senior Facilities, after the effectiveness of the amendment described below, which became effective in February 2002).

        In July 2001, the Senior Facilities were amended to, among other things, change our financial covenants so that they were less restrictive through 2006 than would otherwise have been the case. In connection therewith, we agreed that our investments in Graftech and any of our other unrestricted subsidiaries after this amendment will be made in the form of secured loans, which will become collateral under the Senior Facilities, and that the maximum amount of capital expenditures permitted under the Senior Facilities will be reduced in 2001 and 2002. We do not expect that our capital expenditures will


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exceed such maximums. In connection therewith, we paid an amendment fee of $2 million and our interest rates increased by 25 basis points.

        In December 2001, the Senior Facilities were amended to, among other things, permit the corporate realignment of our subsidiaries. In connection therewith, we paid an amendment fee of $1 million.

        In February 2002, the Senior Facilities were amended to, among other things, permit us to issue up to $400 million aggregate principal amount of Initial Notes, to pledge certain unsecured intercompany term notes and unsecured guarantees of those notes to secure the Initial Notes, to have certain U.S. subsidiaries holding a substantial majority of our U.S. assets guarantee the Initial Notes and to have those U.S. subsidiaries pledge shares of Graftech to secure such guarantees.

        In connection with this amendment, our maximum permitted leverage ratio was substantially increased and our minimum required interest coverage ratio was substantially decreased while maintaining full availability of our revolving credit facility. The amendment also changed the manner in which net debt and EBITDA are calculated to exclude certain fees, costs and expenses (including fees of counsel and experts) in connection with the lawsuit initiated by us against our former parents as well as any letter of credit issued to secure payment of the antitrust fine assessed against us by the antitrust authority of the European Union. In addition, the amendment expanded our ability to make certain investments, including investments in Graftech, and eliminated provisions relating to a spin-off of Graftech. In connection therewith, we paid an amendment fee of $1 million and the margin which is added to either euro LIBOR or the alternate base rate in order to determine the interest rate payable thereunder increased by 37.5 basis points.

        In connection with the issuance of New Notes in May 2002, the Senior Facilities were amended to, among other things, permit us to issue the New Notes on the same terms as those relating to the Initial Notes issued in February 2002. In connection with this amendment, our maximum permitted leverage ratio was changed to measure the ratio of net senior secured debt to EBITDA as against new specified amounts. Our interest coverage ratio was also changed. We believe that these changed ratios will provide us with greater flexibility. In addition, the amendment reduced the maximum amount available under our revolving credit facility to [euro] 200 million from [euro] 250 million ([euro] 25 million of which can only be used to pay or secure payment of the fine assessed by the antitrust authority of the European Union) and reduced the basket for certain debt incurred by us that is not incurred under the Senior Facilities to $75 million from $130 million ($24 million of which debt was outstanding at March 31, 2002). In connection therewith, we paid fees and costs of $1 million.

LITIGATION AGAINST OUR FORMER PARENT COMPANIES INITIATED BY US

        In February 2000, we commenced a lawsuit against our former parents, Mitsubishi and Union Carbide. In the lawsuit, we allege, among other things, that certain payments made to our former parents in connection with our leveraged equity recapitalization in 1995 were unlawful under the General Corporation Law of the State of Delaware, that our former parents were unjustly enriched by receipts from their investments in GTI and that our former parents aided and abetted breaches of fiduciary duties owed to us by our former senior management in connection with illegal graphite electrode price fixing activities. We are seeking to recover more than $1.5 billion in damages, including interest. Some of our claims provide for joint and several liability; however, damages from our various claims would not generally be additive to each other. The defendants have filed motions to dismiss this lawsuit and a motion to disqualify certain of our counsel from representing us in this lawsuit. We are vigorously opposing those motions. Oral hearings were held on those motions in the 2001 first and second quarters. No decision on those motions has been rendered. We expect to incur $10 million to $20 million for legal


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expenses to pursue this lawsuit from the date of filing the complaint through trial. Through March 31, 2002, we had incurred about $4 million of these legal expenses.

        Successful prosecution of this litigation is subject to risks, including:

        o failure to successfully defend against motions to dismiss and other procedural motions prior to trial;

        o failure to successfully establish our theories of liability and damages or otherwise prove our claims at trial;

        o successful assertion by the defendants of substantive defenses, including statute of limitations defenses, to liability at trial or on appeal; and

        o successful assertion by the defendants of counterclaims or cross claims, including claims for indemnification, at trial or on appeal.

        We cannot predict the ultimate outcome of this litigation, including the possibility, timing or amount of any recovery of damages by us or any liability we may have in connection with any counterclaims or cross claims. In addition, we cannot assure you as to the possibility, timing or amount of any settlement or the legal expenses to be incurred by us or as to the effect of this lawsuit on management's focus and time available for our on-going operations.

        Litigation such as this lawsuit is complex. Complex litigation can be lengthy and expensive. This lawsuit is in its earliest stages. The ultimate outcome of this lawsuit is subject to many uncertainties. We may at any time settle this lawsuit.

ANTITRUST AND OTHER LITIGATION AGAINST US

        Since 1997, we have been subject to antitrust investigations by antitrust authorities in the U.S., the European Union, Canada, Japan and Korea. In addition, civil antitrust lawsuits have been commenced and threatened against us and other producers and distributors of graphite and carbon products in the U.S., Canada and elsewhere. We recorded a pre-tax charge against results of operations for 1997 in the amount of $340 million as a reserve for estimated potential liabilities and expenses in connection with antitrust investigations and related lawsuits and claims.

        In April 1998, GTI pled guilty to a one count charge of violating U.S. federal antitrust law in connection with the sale of graphite electrodes and was sentenced to pay a non-interest-bearing fine in the aggregate amount of $110 million, payable in six annual installments of $20 million, $15 million, $15 million, $18 million, $21 million and $21 million, commencing July 23, 1998. The payments due in 1998, 1999 and 2000 were timely made. In January 2001, at our request, the due date of each of the remaining three payments was deferred by one year. We have finalized discussions with the U.S. Department of Justice to restructure the payment schedule for the remaining amount due (an aggregate of $57.5 million at April 30, 2002). The revised payment schedule requires a $2.5 million payment in April 2002 (which was paid), a $5.0 million payment in April 2003 and, beginning in April 2004, quarterly payments ranging from $3.25 million to $5.375 million through January 2007. Beginning in 2004, the U.S. Department of Justice may ask the court to accelerate the payment schedule based on a change in our ability to make such payments. Interest will begin to accrue on the unpaid balance, commencing in April 2004, at the statutory rate of interest then in effect. In January 2002, the statutory rate of interest was 2.13% per annum. Of the $110 million aggregate amount and before giving effect to the restructured payment schedule, $90 million is treated as a fine and $20 million is treated as imputed interest for

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


accounting purposes. In March 1999, our Canadian subsidiary pled guilty to a one count charge of violating Canadian antitrust law in connection with the sale of graphite electrodes and was sentenced to pay a fine of Cdn. $11 million. All payments due have been timely made.

        In October 1999, we became aware that the Korean antitrust authority had commenced an investigation as to whether there had been any violation of Korean antitrust law by producers and distributors of graphite electrodes. In March 2002, we were advised that it had, after holding a hearing, assessed a fine against us in the amount of 676 million KRW (approximately $510,000 based on currency exchange rates in effect on March 31, 2002). Five other graphite electrode producers were also fined by it in amounts ranging up to 4,396 million KRW (approximately $3.3 million based on currency exchange rates in effect on March 31, 2002). Our fine, which represented 0.5% of our graphite electrode sales in Korea during the relevant time period and was the lowest fine as a percentage of sales imposed, reflected a substantial reduction as a result of our cooperation with that authority during its investigation. In May 2002, we appealed the decision. Notwithstanding our appeal, we are required to pay this fine by June 9, 2002.

        In January 2000, the antitrust authority of the European Union issued a statement of objections initiating proceedings against us and other producers of graphite electrodes. The statement alleged that we and other producers violated European antitrust laws in connection with the sale of graphite electrodes. In July 2001, that authority issued its decision. Under the decision, it assessed a fine of [euro] 50.4 million ($46 million, at currency exchange rates in effect at March 31, 2002) against GTI resulting from the role of our former management in a graphite electrode price fixing cartel. Seven other graphite electrode producers were also fined, with fines ranging up to [euro] 80.2 million. As a result of the assessment of the fine against us, we recorded a pre-tax charge of $10 million against results of operations in the 2001 second quarter as an additional reserve for potential liabilities and expenses in connection with antitrust investigations and related lawsuits and claims. This decision has brought to a conclusion our last major antitrust liability. From the initiation of its investigation, we have cooperated with the antitrust authority of the European Union. As a result of our cooperation, our fine reflects a substantial reduction from the amount that otherwise would have been assessed. It is the policy of that authority to negotiate appropriate terms of payment of antitrust fines, including extended payment terms. We have had discussions regarding payment terms. After an in-depth analysis of the decision, in October 2001, we filed an appeal to the court challenging the amount of the fine. The fine or collateral security therefor would typically be required to be paid or provided at about the time the appeal was filed. We are currently in discussions with that authority regarding the appropriate form of collateral security during the pendency of the appeal. If the results of these discussions are not acceptable to us, we may file an interim appeal to the court to waive the requirement for collateral security or to allow us to provide alternative security for payment. We cannot predict how or when the court would rule on such interim appeal.

        In the 2001 second quarter, we became aware that the Brazilian antitrust authority had requested written information from various steelmakers in Brazil. In April 2002, our Brazilian subsidiary received a request for information from that authority. We intend to provide that information.

        In May 2002, the antitrust authority of the European Union issued a statement of objections initiating proceedings against us and other producers of specialty graphite. The statement alleges that we and other producers violated European antitrust laws in connection with the sale of specialty graphite. As a result of our substantial cooperation to date and our intention to continue to cooperate, under the Notice on Non-Imposition or Reduction of Fines in Cartel Cases issued by the antitrust authority of the European Union, we believe that we will benefit from the maximum reduction possible (a 100% reduction) with the result that no fine will be payable.



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        We are continuing to cooperate with the U.S. and Canadian antitrust authorities in their continuing investigations of others. It is possible that antitrust investigations seeking, among other things, to impose fines and penalties could be initiated against us by authorities in Brazil or other jurisdictions.

        We have settled, among others, virtually all of the actual and potential claims against us by customers in the U.S. and Canada arising out of alleged antitrust violations occurring prior to the date of the relevant settlement in connection with the sale of graphite electrodes. All settlement payments due have been timely made. None of the settlement or plea agreements contain restrictions on future prices of our graphite electrodes. There remain, however, certain pending claims as well as pending lawsuits in the U.S. relating to the sale of carbon electrodes and carbon cathodes as well as graphite electrodes sold to foreign customers. It is also possible that additional antitrust lawsuits and claims could be asserted against us in the U.S. or other jurisdictions.

        Through March 31, 2002, we have paid an aggregate of $249 million of fines and net settlement and expense payments and $11 million of imputed interest. At March 31, 2002, $101 million remained in the reserve. The balance of the reserve is available for the balance of the fine payable by us to the U.S. Department of Justice (excluding imputed intrest thereon), the fines assessed against us by the antitrust authorities of the European Union, Korea and other matterss. The aggregate amount of remaining committed payments payable to the U.S. Department of Justice for imputed interest at March 31, 2002 was about $9 million.

        We cannot assure you that remaining liabilities and expenses in connection with antitrust investigations, lawsuits and claims will not materially exceed the remaining uncommitted balance of the reserve or that the timing of payment thereof will not be sooner than anticipated. In the aggregate (including the assessment of fines by the antitrust authorities of the European Union and Korea and the additional $10 million charge), the fines and net settlements and expenses are within the amounts we used to evaluate the $350 million charge. To the extent that aggregate liabilities and expenses, net, are known or reasonably estimable, $350 million represents our estimate of these liabilities and expenses. The guilty pleas and the decision by the antitrust authority of the European Union make it more difficult to defend against other investigations, lawsuits and claims. Our insurance has not and will not materially cover liabilities that have or may become due in connection with antitrust investigations or related lawsuits or claims.

     GTI had been named as a defnendant in a stockholder derivative lawsuit and as a defendant in a securities class action lawsuit, each of which was based, in part, on the subject matter of the antitrust investigations, lawsuits and claims. In October 1999, GTI and the other defendants settled these lawsuits for an aggregate of $40.5 million, of which $11 million was paid by us. These settlements have become final. We recorded a charge of $13 million, which included $2 million of unreimbursed expenses, in the 1999 third quarter in connection with these settlements. In the 2000 second quarter, we reversed $1 million of this charge because expenses were lower than expected.

CUSTOMER BASE

        We are a global company and serve all major geographic markets. Sales of our products to customers outside the U.S. accounted for about 70% of our net sales in 2001. Our customer base includes both steel makers and non-steel makers. In 2001, three of our ten largest customers were purchasers of non-graphite electrode products. In 2001, five of our ten largest customers were based in Europe, two were in the U.S. and one was in each of South Africa, Canada and Brazil. No single customer or group of affiliated customers accounted for more than 6% of our net sales in 2001.


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EFFECTS OF INFLATION

        In general, our results of operations and financial condition are affected by the inflation in each country in which we have a manufacturing facility. During 1999 through the 2000 first half, the effects of inflation on our cost of sales in the U.S. and foreign countries (except for highly inflationary countries) have been generally mitigated by a combination of improved operating efficiency and permanent on-going cost savings. Accordingly, during that period, these effects were not material to us. From mid-2000 through mid-2001, we experienced higher energy and raw material costs primarily due to the substantial increase in the worldwide market price of oil and natural gas. During the latter part of that period, we were able to similarly mitigate the effects of those increases on our cost of sales. We have not experienced significant inflation since mid-2001. We cannot assure you that future increases in our costs will not exceed the rate of inflation or the amounts, if any, by which we may be able to increase prices for our products.

        We account for our non-U.S. subsidiaries under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." Accordingly, their assets and liabilities are translated into dollars for consolidation and reporting purposes. Foreign currency translation adjustments are generally recorded as part of stockholders' equity and identified as accumulated other comprehensive income (loss) in the Consolidated Balance Sheets until such time as their operations are sold or substantially or completely liquidated.

        We maintain operations in Brazil, Russia and Mexico, countries which have had in the past, and may have now or in the future, highly inflationary economies, defined as cumulative inflation of about 100% or more over a three-calendar year period. In general, the financial statements of foreign operations in highly inflationary economies have been remeasured as if the functional currency of their economic environments were the dollar and translation gains and losses relating to these foreign operations are included in other (income) expense, net in the Consolidated Statements of Operations rather than as part of stockholders' equity in the Consolidated Balance Sheets.

        In light of significant increases in inflation in Mexico, effective January 1, 1997, Mexico was considered to have a highly inflationary economy. Accordingly, translation gains and losses for our Mexican operations were included in the Consolidated Statements of Operations for 1998. In 1999, we began to account for our Mexican subsidiary using the dollar as its functional currency, irrespective of Mexico's inflationary status, because its sales and purchases are predominantly dollar-denominated.

        We have always considered Russia to have a highly inflationary economy. Accordingly, translation gains and losses for our Russian operations are included in the Consolidated Statements of Operations in 1999, 2000 and 2001.

        Prior to August 1, 2000, our Swiss subsidiary used the dollar as its functional currency. Beginning August 1, 2000, our Swiss subsidiary began using the euro as its functional currency because its operations became predominantly euro-denominated.

        Foreign currency translation adjustments decreasing stockholders' equity amounted to $48 million, including $33 million associated with our Brazilian subsidiary, in 1999, $35 million, including $23 million associated with our South African subsidiary, in 2000 and $29 million, including $21 million associated with our South African subsidiary, in 2001.



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EFFECTS OF CHANGES IN CURRENCY EXCHANGE RATES

        We incur manufacturing costs and sell our products in multiple currencies. As a result, in general, our results of operations, cash flows and financial condition are affected by changes in currency exchange rates as well as by inflation in countries with highly inflationary economies where we have manufacturing facilities. To manage certain exposures to risks caused by changes in currency exchange rates, we use various off-balance sheet financial instruments. To account for translation of foreign currencies into dollars for consolidation and reporting purposes, we record foreign currency translation adjustments in accumulated other comprehensive income (loss) as part of stockholders' equity in the Consolidated Balance Sheets, except in the case of operations in highly inflationary economies (or which use the dollar as their functional currency) where we record foreign currency translation gains and losses as part of other (income) expense, net in the Consolidated Statement of Operations. We also record foreign currency transaction gains and losses as part of other (income) expense, net.

        When the local currencies of foreign countries in which we have a manufacturing facility decline (or increase) in value relative to the dollar, this has the effect of reducing (or increasing) the dollar equivalent cost of sales and other expenses with respect to those facilities. This effect is, however, partially offset by the cost of petroleum coke, a principal raw material used by us, which is priced in dollars. We price products manufactured at our facilities for sale in local and certain export markets in local currencies. Accordingly, when the local currencies increase (or decline) in value relative to the dollar, this has the effect of increasing (or reducing) net sales. The result of these effects is to increase (or decrease) operating profit and net income.

        Over the past three years, many of the foreign countries in which we have a manufacturing facility, particularly Brazil, have been subject to significant economic pressures, which have impacted inflation and currency exchange rates affecting those countries. As a result, many of the currencies in which we manufacture and sell our products weakened against the dollar. During 1999, the Brazilian real substantially devalued. During 2000, the South African rand declined about 19%, the euro declined about 6% and the Brazilian real declined about 8%. During 2001, the euro declined about 5%, the Brazilian real declined about 16% and the South African rand declined about 36%. The net impact of currency changes included in other (income) expense, net was a gain of $2 million in 1999, a gain of $4 million in 2000 and a gain of $2 million in 2001. In the case of net sales of graphite electrodes, the impact was a reduction of $19 million in 1999 (excluding $24 million in 1999 due to the lowering of prices by our Brazilian subsidiary because of competitive cost advantages resulting from the decline in the Brazilian real), a reduction of $36 million in 2000 and a reduction of $15 million in 2001. We sought to mitigate these adverse impacts on net sales by increasing local currency prices for some of our products in various regions as circumstances permitted. We cannot predict changes in currency exchange rates in the future or whether those changes will have positive or negative impacts on our net sales or cost of sales. We cannot assure you that we would be able to mitigate any adverse effects of such changes.

        To manage certain exposures to specific financial market risks caused by changes in currency exchange rates, we use various financial instruments. The amount of currency exchange contracts used by us to minimize these risks was $69 million at December 31, 2000 and $37 million at December 31, 2001.

        Total outstanding dollar-denominated debt of our foreign subsidiaries (excluding our Russian and Mexican subsidiaries (and, since December 31, 1999, our Swiss subsidiary), which used the dollar as their functional currency) was nil at December 31, 2000 and 2001. Changes in the currency exchange rates between the dollar and the currencies in the countries in which these excluded subsidiaries are located result in foreign currency gains and losses that are reported in other (income) expense, net in the Consolidated Statements of Operations.



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        Our foreign subsidiaries with dollar-denominated debt have entered into currency exchange contracts to protect against changes in currency exchange rates. The amount of such contracts was $61 million at December 31, 2000 and nil at December 31, 2001. We believe that such contracts may reduce our exposure to changes in currency exchange rates related to such borrowings.

LIQUIDITY AND CAPITAL RESOURCES

        Our sources of funds have consisted principally of invested capital, cash flow from operations, debt financing and, since July 2001, net proceeds from our public offering of common stock. Our uses of those funds (other than for operations) have consisted principally of debt reduction, capital expenditures, payment of fines, liabilities and expenses in connection with investigations, lawsuits and claims and payment of restructuring costs.

        We are highly leveraged and have substantial obligations in connection with antitrust investigations, lawsuits and claims. We had total debt of $696 million and a stockholders' deficit of $343 million at March 31, 2002 as compared to total debt of $638 million and a stockholders' deficit of $332 million at December 31, 2001 and total debt of $735 million and a stockholders' deficit of $316 million at December 31, 2000. At March 31, 2002, we had net debt (which is total debt, net of cash, cash equivalents and short-term investments) of $663 million, and, at December 31, 2001, we had net debt of $600 million. A substantial portion of our debt has variable interest rates. In addition, if we are required to pay or issue a letter of credit to secure payment of the fine assessed by the antitrust authority of the European Union pending resolution of our appeal regarding the amount of the fine, the payment would be financed by borrowing under (or secured by a letter of credit that would constitute a borrowing under) our revolving credit facility. Our leverage and obligations, as well as changes in conditions affecting our industry, changes in global and regional economic conditions and other factors, have adversely impacted our recent operating results.

        Cash and cash equivalents were $33 million at March 31, 2002 as compared to $38 million at December 31, 2001 and $47 million at December 31, 2000. Net debt (which is total debt, net of cash, cash equivalents and short-term investments) was $663 million at March 31, 2002 as compared to $600 million at December 31, 2001 and $688 million at December 31, 2000.

        DEBT REDUCTION. As a result of our high leverage and substantial obligations in connection with antitrust investigations, lawsuits and claims, changes in conditions affecting our industry, changes in global and regional economic conditions and other factors, we have placed high priority on efforts to manage cash and reduce debt. During 2000, we were able to generate $43 million of positive cash flow from working capital. As a result, during 2000, we reduced our net debt by more than $14 million while, at the same time, paying $30 million of antitrust fines and net settlement and expense payments and restructuring payments. During 2001, we were able to maintain a relatively stable net debt level (excluding the net proceeds from our equity offering in July 2001) while, at the same time, paying $34 million in restructuring payments and antitrust fines and net settlement and expense payments.

CASH FLOW AND PLANS TO MANAGE LIQUIDITY

        For at least the past five years, we have had positive annual cash flow from operations, excluding payments in connection with restructurings and investigations, lawsuits and claims. Typically, the first quarter of each year results in neutral or negative cash flow from operations (after deducting cash used for capital expenditures and excluding payments in connection with restructurings and investigations, lawsuits and claims and payment of interest on our previously outstanding senior subordinated notes (which have since been redeemed)) due to various factors. These factors include customer order patterns, customer buy-ins in advance of annual price increases, fluctuations in working capital requirements and payment of variable compensation with respect to the immediately preceding year. Typically, the other three quarters result in significant positive cash flow from operations (before deducting cash used for capital expenditures). The third quarter tends to produce relatively less positive cash flow primarily as a result of scheduled plant shutdowns by our customers for vacations. Following a recovery in the steel and other metals and transportation industries, we believe that our cash flow would follow this historical pattern.

        We use, and are dependent on, funds available under our revolving credit facility, including continued compliance with the financial covenants under the Senior Facilities, as well as monthly or quarterly cash flow from operations as our primary sources of liquidity. We believe that our cost savings initiatives will, over the next one to two years, continue to improve our cash flow from operations for a given level of net sales. Improvements in cash flow from operations resulting from these initiatives are being partially offset by associated cash implementation costs, while they are being implemented.

        Our high leverage and substantial obligations in connection with antitrust investigations, lawsuits and claims could have a material impact on our liquidity. Cash flow from operations services payment of our debt and these obligations, thereby reducing funds available to us for other purposes. Our leverage and these obligations make us more vulnerable to economic downturns or in the event that these obligations are greater or timing of payment is sooner than expected.

        Our ability to service our debt as it comes due is dependent on our future financial and operating performance. Our ability to maintain compliance with the covenants under the Senior Facilities is also dependent on our future financial and operating performance. This performance, in turn is subject to various factors, including certain factors beyond our control, such as changes in conditions affecting our industry, changes in global and regional economic conditions, changes in interest and currency exchange rates, developments in antitrust investigations, lawsuits and claims involving us and inflation in raw material, energy and other costs.

        We cannot assure you that our cash flow from operations and capital resources will be sufficient to enable us to meet our debt service and other obligations when due. Even if we are able to meet our debt service and other obligations when due, we may not be able to comply with the financial covenants under the Senior Facilities. A failure to comply with any of the covenants under the Senior Facilities, unless waived by the lenders, would be a default under the Senior Facilities. This would permit the lenders to accelerate the maturity of the Senior Facilities. It would also permit the lenders to terminate their commitments to extend credit under our revolving credit facility. This would have an immediate material adverse effect on our liquidity. An acceleration of maturity of the Senior Facilities or a breach of the covenants contained in the Indenture would permit the holders of the Notes to accelerate the maturity of the Notes. Acceleration of maturity of the Notes would permit the lenders to accelerate the maturity of the Senior Facilities and terminate their commitments to extend credit under our revolving credit facility. If we were unable to repay our debt to the lenders or holders, the lenders and holders could proceed against the collateral securing the Senior Facilities and the Notes, respectively, and exercise all other rights available to them. If we were unable to repay our debt to the lenders or the holders, or otherwise obtain a waiver from the lenders or the holders, we could be required to limit or discontinue, temporarily or permanently, certain of our business plans, activities or operations, reduce or delay certain capital expenditures, sell certain of our assets or businesses, restructure or refinance some or all of our debt or incur additional debt, or sell additional common stock or other securities. We cannot assure you that we would be able to obtain any such waiver or take any of such actions on favorable terms or at all.

        As described above, we are dependent on our revolving credit facility and continuing compliance with the financial covenants under the Senior Facilities for liquidity. The Senior Facilities require us to, among other things, comply with specified minimum interest coverage and maximum leverage ratios that become more restrictive over time. At March 31, 2002, on an actual basis and as adjusted to give effect to the issuance of the New Notes, we were in compliance with the financial covenants under the Senior Facilities. If we were to believe that we would not continue to comply with such covenants, we would seek an appropriate waiver or amendment from the lenders thereunder. There can be no assurance that we would be able to obtain such waiver or amendment on acceptable terms or at all.

        While our revolving credit facility provides for maximum borrowings of up to [euro] 200 million ($174 million, based on currency exchange rates in effect on March 31, 2002), our ability to borrow under this facility may effectively be less because of the impact of additional borrowings upon our compliance with the maximum leverage ratio permitted under the Senior Facilities. At March 31, 2002, on an actual basis and as adjusted to give effect to the issuance of New Notes, we had full availability under our revolving credit facility. In addition, payment of the fine or issuance of a letter of credit to secure payment of the fine assessed by the antitrust authority of the European Union would significantly reduce remaining funds available under our revolving credit facility for operating and other purposes.

        We believe that the long-term fundamentals of our business continue to be sound. Accordingly, although we cannot assure you that such will be the case, we believe that, based on our expected cash flow from operations, our expected resolution of our remaining obligations in connection with antitrust investigations, lawsuits and claims, and existing capital resources, and taking into account our efforts to reduce costs and working capital needs, improve efficiencies and product quality, generate growth and earnings and maximize funds available to meet our debt service and other obligations, we will be able to manage our working capital and cash flow to permit us to service our debt and meet our obligations when due.

        RELATED PARTY TRANSACTIONS AND SPECIAL PURPOSE ENTITIES. We have not, during the past three years, and are not now engaged in any material transactions with affiliates or related parties other than transactions with our subsidiaries (including Carbone Savoie), compensatory transactions (including employee benefits, stock option and restricted stock grants, compensation deferral and executive employee loans and stock purchases) with directors or officers, and transactions with our 25%-owned joint venture with Jilin.

        We have not been during the past three years and are not now affiliated with or related to any special purpose entity other than UCAR Finance.

        OFF-BALANCE-SHEET FINANCINGS AND COMMITMENTS. We do not have any material off-balance-sheet financing arrangements or other commitments (including non-exchange traded contracts) other than:

        o interest rate caps and currency exchange rate contracts which are described in "Quantitative and Qualitative Disclosures About Market Risk;"

        o commitments under non-cancelable operating leases that, at December 31, 2001, total less than $3 million in each year and $10 million in the aggregate; and

        o commitments under our information technology outsourcing services agreement with CGI Group Inc. that, at December 31, 2001, total less than $8 million in each year and about $60 million in the aggregate.

        As part of our cash management activities, we seek to manage accounts receivable credit risk, collections, and accounts payable and payments thereof to maximize our free cash at any given time.



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


        Careful management of credit risk has allowed us to avoid significant accounts receivable losses in light of the poor financial condition of many of our potential and existing customers. In light of current and prospective global and regional economic conditions, we cannot assure you that we will not be materially adversely affected by accounts receivable losses in the future.

        We typically discount or factor a substantial portion of our accounts receivable. Certain of our subsidiaries sold accounts receivable aggregating $79 million in 1999 and $152 million in 2000. Certain of our subsidiaries sold accounts receivable totaling $223 million in 2001, of which we estimate that $45 million was outstanding at December 31, 2001. Accounts receivable sold and remaining on the Consolidated Balance Sheet aggregated $1 million at December 31, 2001. Our average days payables outstanding increased by about 13 days at the end of 2001 as compared to the end of 2000. Over the same period, our days sales outstanding increased by about three days.

CASH FLOW PROVIDED BY OPERATING ACTIVITIES

        Cash flow used in operating activities was $47 million in the 2002 first quarter as compared to cash flow provided by operating activities of $11 million in the 2001 first quarter. The decreased generation of cash flow of $58 million resulted primarily from a reduction in gross profit and an increase in working capital, primarily due to a reduction in accounts payable. The use of cash to settle payables in the 2002 first quarter increased primarily due to seasonal payable patterns, higher obligations related to preparations at facilities globally to accommodate the mothballing of our Italian graphite electrode plant and the shut down of our graphite manufacturing operations in Tennessee, and reduced spending because of lower operating levels. In addition, in the 2002 first quarter, we incurred $13 million of cash costs associated with the issuance of the Initial Notes. These costs were capitalized and will be amortized over the term of the Notes. Our average days payable outstanding decreased by about 18 days and our days sales outstanding increased by about 12 days at the end of the 2002 first quarter as compared to the end of the 2001 first quarter. Careful management of credit risk allowed us to avoid significant accounts receivable losses in light of the poor financial condition of many of our potential and existing customers. In light of current global and regional economic conditions, we cannot assure that we will not be materially adversely affected by accounts receivable losses in the future.

        Cash flow provided by operations was $17 million in 2001 as compared to cash flow provided by operations of $94 million in 2000. This decline of $77 million resulted primarily from an increase of $75 million in the use of cash flow for working capital. EBITDA was $110 million in 2001, a decrease of $47 million from $157 million in 2000.

        Working capital was a use of $32 million of cash flow in 2001, a change of $75 million from a source of $43 million of cash flow in 2000. The change occurred primarily due to a $38 million increase in inventories, a $20 million increase in accounts payable and accruals, a $11 million increase in restructuring payments, and a $3 million increase in prepaid expenses, partially offset by a $7 million reduction in payments for antitrust fines and net settlements and expenses. Inventory levels increased in our Graphite Power Systems Division primarily due to transitioning activities in connection with the shutdown of our U.S. graphite electrode manufacturing operations and lower than expected volume of graphite electrodes sold. Accounts payable increased primarily due to our cash management activities, partially offset by lower spending, including lower purchases of petroleum coke as excess inventories stockpiled following the explosion at one of Conoco's petroleum coke plants were reduced and lower production levels as demand for graphite electrodes and certain other products weakened during 2001.

        Cash flow provided by operations was $94 million in 2000 as compared to cash flow provided by operations of $80 million in 1999. This improvement of $14 million resulted primarily from a lower use of cash flow for working capital of approximately $91 million, partially offset by lower net income (including non-cash items).

        Working capital was a source of $43 million of cash flow in 2000, an increase of $91 million from a use of $48 million of cash flow in 1999. The increase occurred primarily due to a $22 million increase in accounts payable and accruals, a $41 million reduction in payment of fines and net settlements and expense payments in connection with antitrust investigations and related lawsuits and claims, a $16 million reduction in restructuring payments, and the use of $12 million for settlement of the securities class action and stockholder derivative lawsuits in 1999 that was not used in 2000.

CASH FLOW USED IN INVESTING ACTIVITIES

        We used $9 million of cash flow for investing activities during the 2002 first quarter as compared to $4 million during the 2001 first quarter. This increase of $5 million was primarily due to a higher use of capital expenditures for expansion in the 2002 first quarter compared to a reduced level of capital expenditures in the 2001 first quarter.

        We used $39 million of cash flow in investing activities during 2001 as compared to $50 million during 2000, in each case primarily for capital expenditures. The net reduction of $11 million was primarily due to reduction in capital expenditures as compared to 2000. We are focusing our capital expenditures on strategic capital investments and essential maintenance.

        We used $50 million of cash flow in investing activities during 2000 as compared to $39 million during 1999, in each case primarily for capital expenditures. The net increase of $11 million was primarily due to decline in cash proceeds from the sale of assets of $8 million in 2000 as compared to 1999. Capital expenditures decreased to $52 million in 2000 from $56 million in 1999. Capital expenditures in 2000 related primarily to our new flexible graphite manufacturing line, our POWER OF ONE initiative and capital equipment replacement.

CASH FLOW PROVIDED BY (USED IN) FINANCING ACTIVITIES

        Cash flow provided by financing activities was $51 million in the 2002 first quarter as compared to cash provided by financing activities of $4 million in the 2001 first quarter. The increase was due to additional borrowings in the 2002 first quarter to fund working capital needs and expenses in connection with our private offering of Initial Notes. During the 2001 first quarter, we received $9 million from an additional minority investment in connection with the broadening of our strategic alliance in the cathode business with Pechiney. During the 2002 first quarter, we completed a private offering of $400 million of Initial Notes. Net proceeds were $387 million which was used to repay term loans under the Senior Facilities and reduce the outstanding balance under our revolving credit facility.

        Cash flow provided by financing activities was $15 million during 2001 as compared to cash flow used in financing activities of $13 million in 2000. During 2001, we received net proceeds of $91 million from our public offering of common stock in July 2001 and $9 million from an additional minority investment in connection with the broadening of our strategic alliance in the cathode business with Pechiney, and made $84 million in net debt repayments. During 2000, we incurred $28 million of costs, fees and expenses in connection with our debt recapitalization in February 2000 and had an increase in net borrowings of $13 million.

        Cash flow used in financing activities was $13 million in 2000 as compared to $80 million in 1999. The change was primarily due to lower borrowings in 2000 as compared to 1999. We made $14

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


million in net debt repayments in 2000 as compared to $80 million of net borrowings in 1999. This $94 million change was offset by $28 million in costs related to our debt recapitalization in February 2000.

USE OF PROCEEDS FROM OUR 2001 EQUITY OFFERING

        We completed a public offering of common stock in July 2001. Net proceeds from the offering were $91 million. We plan to use approximately 40% of the net proceeds for growth and expansion. In the interim, those proceeds have been used to reduce debt.

RESEARCH AND DEVELOPMENT EXPENSES

        Our research and development expenses were $9 million in 1999, $11 million in 2000, $12 million in 2001 and $3 million in the 2002 first quarter.

RESTRICTIONS ON DIVIDENDS AND STOCK REPURCHASES

        Under the Senior Facilities, we are generally permitted to pay dividends on common stock and repurchase common stock in an aggregate annual amount of between $25 million and $50 million, depending on our leverage ratio and excess cash flow. Under the Indenture, we are generally permitted to pay dividends on common stock and repurchase common stock in an aggregate cumulative (from February 15, 2002) amount of $25 million, plus certain consolidated net income, equity proceeds and investment gains.

CRITICAL ACCOUNTING POLICIES

        The SEC recently issued disclosure guidance for critical accounting policies. The SEC defines critical accounting policies as those that require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

        Our significant accounting policies are described in Note 2 to the Consolidated Financial Statements. Not all of these significant accounting policies require management to make difficult, subjective or complex judgments or estimates. However, the following accounting policies could be deemed to be critical.

        USE OF ESTIMATES. In preparing the Consolidated Financial Statements, we use estimates in determining the economic useful lives of our assets, obligations under our employee benefit plans, provisions for doubtful accounts, provisions for restructuring charges, tax valuation allowances and various other recorded or disclosed amounts. Estimates require us to use our judgment. While we believe that our estimates for these matters are reasonable, if the actual amount is significantly different than the estimated amount, our assets, liabilities or results of operations may be overstated or understated.

        CONTINGENCIES. We account for contingencies in accordance with SFAS No. 5, "Accounting for Contingencies." SFAS No. 5 requires that we record an estimated loss from a loss contingency when information available prior to issuance of the Consolidated Financial Statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the Consolidated Financial Statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as environmental, legal and income tax matters requires us to use our judgment. While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different from the estimated loss, our results of operations may be overstated or understated.

        IMPAIRMENTS OF LONG-LIVED ASSETS. We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed are reported at the lower of the carrying amount or fair value less costs to sell. If the actual value is significantly less than the estimated value, our assets may be overstated.

        INVENTORIES. We record the value of inventory at the lower of cost or market, and periodically review the book value of products and product lines to determine if they are properly valued. We also periodically review the composition of our inventories and seek to identify slow-moving inventories. In connection with those reviews, we seek to identify products that may not be properly valued and assess the ability to dispose of them at a price greater than cost. If it is determined that cost is less than market value, then cost is used for inventory valuation. If a write down to current market value is necessary, the market value cannot be greater than the net realizable value, sometimes called the ceiling (defined as selling price less costs to complete and dispose), and cannot be lower than the net realizable value less a normal profit margin, sometimes called the floor. Generally, we do not experience issues with obsolete inventory due to the nature of our products. If the actual value is significantly less than the recorded value, our assets may be overstated.

RECENT ACCOUNTING PRONOUNCEMENTS

        In August 2001, FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets, excluding goodwill and other intangible assets not being amortized pursuant to SFAS No. 142, and certain other assets. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. We adopted SFAS No. 144 effective January 1, 2002. The adoption of SFAS No. 144 did not have a significant impact on our consolidated financial position or results of operations.

        In July 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. SFAS No. 143 will be effective for financial statements for fiscal years beginning after June 15, 2002. We anticipate that the adoption of SFAS No. 143 will not have a significant impact on our consolidated financial position or results of operations.

        In July 2001, FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets", both of which are effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS No. 141 and SFAS No. 142 establish accounting and reporting standards for business combinations, goodwill and intangible assets. We adopted SFAS No. 141 and SFAS No. 142 effective January 1, 2002. The adoption of SFAS No. 141 and SFAS No. 142 did not have a significant impact on our consolidated financial position or results of operations except that we will no longer amortize goodwill.

COSTS RELATING TO PROTECTION OF THE ENVIRONMENT

        We have been and are subject to increasingly stringent environmental protection laws and regulations. In addition, we have an on-going commitment to rigorous internal environmental protection standards. The following table sets forth certain information regarding environmental expenses and capital expenditures.

                                                                       FOR THE YEAR ENDED DECEMBER 31,
                                                                       -------------------------------
                                                                       1999        2000         2001
                                                                       ----        ----         ----
                                                                           (DOLLARS IN MILLIONS)
Expenses relating to environmental protection....................       $13         $14          $12
Capital expenditures related to environmental protection.........         4           6            3



ASSESSMENT OF THE EURO

        On January 1, 1999, eleven of the member countries of the European Union established fixed conversion rates between their existing currencies (called "LEGACY CURRENCIES") and one common currency called the euro. The euro trades on currency exchanges and may be used in business transactions. Beginning in January 2002, the legacy currencies are being withdrawn from circulation. Our subsidiaries affected by the conversion have established plans to address issues raised by the conversion. We believe that, under current conditions, the conversion of legacy currencies into the euro will not have a materially adverse affect on us.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to market risks primarily from changes in interest rates and currency exchange rates. To manage our exposure to these changes, we routinely enter into various transactions that have been authorized according to documented policies and procedures. We do not use derivatives for trading purposes or to generate income, and we do not use leveraged derivatives.

        We implement interest rate management initiatives to seek to minimize our interest rate expense and optimize our portfolio of fixed and variable interest rate obligations. Our exposure to changes in interest rates results primarily from floating rate long term debt (or derivatives that effectively convert fixed rate debt to variable rate debt) tied to LIBOR or euro LIBOR. We enter into agreements with financial institutions, which are intended to limit, or cap, our exposure to the incurrence of additional interest expense with respect to a portion of such debt (or derivatives) due to increases in variable interest rates. During 2001, we purchased interest rate caps on up to $100 million of debt, limiting the floating interest rate factor on this debt to a weighted-average rate of 5.0% for the period commencing June 2001 and continuing through June 2002. At March 31, 2002, we had outstanding interest rate caps of $100 million limiting our floating interest rate factor on related debt to a weighted-average rate of 5.0% (where the interest on the debt is based on LIBOR) through June 2002. We recently entered into a ten year interest rate swap for a notional amount of $200 million to effectively convert that amount of fixed rate debt to variable rate debt. Fees related to these agreements or swaps are charged to interest expense over the term of relevant agreement or swap. Our exposure to changes in currency exchange rates results primarily from:

        o investments in our foreign subsidiaries and in our share of the earnings of those subsidiaries, which are denominated in local currencies;

        o raw material purchases made by our foreign subsidiaries in a currency other than the local currency; and

        o export sales made by our subsidiaries in a currency other than the local currency.

        When we deem it appropriate, we may attempt to limit our risks associated with changes in currency exchange rates through both operational and financial market activities. Financial instruments are used to attempt to hedge existing exposures, firm commitments and, potentially, anticipated transactions. We use forward, option and swap contracts to reduce risk by essentially creating offsetting currency exposures. We held contracts against these risks with an aggregate notional amount of about $34 million at March 31, 2002, $37 million at December 31, 2001 and $69 million at December 31, 2000. All of our contracts mature within one year. All of our contracts are marked-to-market monthly and, accordingly, transaction gains and losses are reflected in the Consolidated Statements of Operations. Unrealized gains and losses on outstanding foreign currency contracts were nil at March 31, 2002, December 31, 2001 and December 31, 2000.

        We used a sensitivity analysis to assess the potential effect of changes in currency exchange rates and interest rates on reported earnings at December 31, 2001. Based on this analysis, a hypothetical 10% weakening or strengthening in the dollar across all other currencies would have changed our reported gross profit for 2001 by about $12 million. A hypothetical increase in interest rates of 100 basis points across all maturities would have increased our interest expense for 2001 by about $7 million.

                                    BUSINESS

        We are one of the world's largest manufacturers and providers of high quality natural and synthetic graphite- and carbon-based products and services, offering energy solutions to industry-leading customers worldwide. We manufacture graphite and carbon electrodes and cathodes, used primarily in electric arc furnace steel production and aluminum smelting. We also manufacture other natural and synthetic graphite and carbon products used in, and provide services to, the fuel cell power generation, electronics, semiconductor and transportation markets. We believe that we have the leading market share in all of our major product lines. We have over 100 years of experience in the research and development of graphite and carbon technology, and currently hold numerous patents related to this technology.

        We are a global business, selling our products and engineering and technical services in more than 70 countries. We have 13 manufacturing facilities strategically located in Brazil, Mexico, South Africa, France, Spain, Russia and the U.S., and a planned joint venture manufacturing facility located in China, which, subject to receipt of required Chinese governmental approvals and satisfaction of other conditions, is expected to commence operations in 2003. Our customers include industry leaders such as Nucor and Arcelor in steel, Alcoa and Pechiney in aluminum, Ballard Power Systems in fuel cells, Intel in electronics, MEMC Electronic Materials in semiconductors and Boeing in transportation.

        In 2001, we realigned our businesses into two new operating divisions, our Graphite Power Systems Division and our Advanced Energy Technology Division. We believe that the realignment will allow each division to develop and implement strategies uniquely designed to maximize the value of its businesses, enter into strategic alliances and identify and implement manufacturing and sales rationalization and cost savings initiatives. We also believe that the realignment will allow us to identify opportunities to improve efficiencies in intellectual property management, global cash management and other corporate services.

                         GRAPHITE POWER SYSTEMS DIVISION

        Our Graphite Power Systems Division manufactures and delivers high quality graphite and carbon electrodes and cathodes and related services that are key components of the conductive power systems used to produce steel, aluminum and other non-ferrous metals. Graphite electrodes are consumed in the production of steel in electric arc furnaces, the steel making technology used by all "mini-mills." Mini-mills constitute the higher long term growth sector of the steel industry. Our graphite electrodes accounted for about 79% of this division's net sales during 2001. Electrodes act as conductors of electricity in a furnace, generating sufficient heat to melt scrap metal and other raw materials. We believe there is currently no commercially viable substitute for graphite electrodes in electric arc furnaces. Graphite electrodes are also used for refining steel in ladle furnaces and in other smelting processes.

        Carbon electrodes are used in the production of silicon metal, a raw material primarily used in the manufacture of aluminum. Graphite and carbon cathodes are used in aluminum smelting.

        Because of its strong competitive position, we believe that this division is well positioned to benefit from the expected cyclical recovery in production of steel and other metals.

BUSINESS STRATEGIES

        To maintain our strong competitive position, we have instituted a number of strategic initiatives to improve the cost structure, increase the revenues and maximize the cash flow generated by this division. These strategic initiatives include:

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        PURSUING COST SAVINGS. We are focused on continuous cost improvement. We have aggressively reduced our graphite electrode production cost by closing higher cost facilities and redeploying much of that capacity to our larger, lower cost, strategically located facilities. Completed actions include the shutdown of graphite electrode manufacturing capacity in Canada, Germany and the U.S., coupled with incremental expansion of graphite electrode manufacturing capacity in Mexico, South Africa and Spain. As a result of our actions, we have reduced our average graphite electrode production cost per metric ton at the end of 2001 by about 15% since the 1998 fourth quarter. We believe that key actions identified under our 2002 plan will enable us to reduce our average graphite electrode production cost per metric ton by an additional 15% by 2004 as compared to 2001. These actions include:

        o the mothballing of our graphite electrode manufacturing capacity in Caserta, Italy, completed during the 2002 first quarter, ahead of schedule, combined with the redeployment of much of that capacity to our larger, lower cost graphite electrode manufacturing facilities in Mexico, France and Spain; and

        o the delivery of the balance of the full benefits from the completed closure of our U.S. graphite electrode manufacturing operations.

        We believe that our graphite electrode production cost structure is the lowest of all major producers and that these shutdowns and our other cost reduction activities along with the expansion of our facilities in low cost jurisdictions will further enhance our position as a low cost supplier. In addition, our planned joint venture in China with Jilin should provide us with access to low cost manufacturing capacity for high quality graphite electrodes in Asia for the first time.

        We believe that the barriers to entrants in the graphite and carbon electrode industries are high. There have been no significant entrants since 1950. We estimate that our average capital investment to incrementally increase our annual graphite electrode manufacturing capacity would be less than 10% of the initial investment for "greenfield" capacity. We also believe that production of these materials requires a significant amount of expertise and know-how, which we believe is difficult for entrants to replicate in order to compete effectively.

        LEVERAGING OUR GLOBAL PRESENCE WITH INDUSTRY LEADING CUSTOMERS. Capitalizing on our global leadership position and the continuing consolidation within the steel and other metals industries, we are prioritizing our sales and marketing efforts toward the world's larger global steel and other metals producers. These efforts focus on offering consistently high quality electrodes and technical services on a global basis at competitive prices. We believe that, as a result of these efforts and our diverse geographic locations, we are the producer of graphite electrodes best positioned to serve the global graphite electrode purchasing requirements of these steel producers.

        We believe that this division, which represented 80% of our total net sales in 2001, has the leading market share in its major product lines. We believe that, in 2001, its global market share was:

        o       about 19% in graphite electrodes;

        o       about 28% in carbon electrodes; and

        o       about 18% in graphite and carbon cathodes.

        We are one of only two global producers of graphite and carbon electrodes and cathodes. This division sells its products in every major geographic market. Sales of this division's products outside the U.S. accounted for about 80% of its net sales in 2001. No single customer or group of affiliated customers



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accounted for more than 6% of our net sales in 2001. We believe that our network of state-of-the-art manufacturing facilities in diverse geographic regions, including Brazil, France, Mexico, Russia, South Africa and Spain, coupled with a planned joint venture manufacturing facility located in China, which, subject to governmental approval and satisfaction of other conditions, is expected to commence operations in 2003, provides us with significant operational flexibility and a significant competitive advantage. Our investments in, among other things, incremental expansion of capacity in lower cost jurisdictions as well as the planned joint venture in China are intended to maintain and enhance this global competitive advantage.

        We have a strategic alliance with Pechiney in the cathode business, which has allied us with the world's recognized leader in aluminum smelting technology and which we believe positions us as the quality leader in the low cost production of high quality graphite cathodes. We believe that our improved graphite cathode technology will enable us to incrementally increase our market share of graphite cathodes sold upon the commencement of operation of the new, more efficient aluminum smelting furnaces that are being built, even as older furnaces are being shut down. Our cathode order book is virtually full for the remainder of 2002 and into the beginning of 2003.

        EXPANDING VALUE-DRIVEN ENTERPRISE SELLING. The electric arc furnace steel production industry has experienced significant consolidation in recent years, and this trend is expected to continue. This consolidation has led to the creation of fewer but larger global producers. We have expanded our sales and marketing efforts directed toward these producers, focused on offering consistently high quality electrodes and technical services on a global basis at competitive prices. We believe that we are the only graphite electrode manufacturer in the world that is positioned to offer global high quality supply. As a result of these efforts, for example, we believe that we have increased our market share of graphite electrodes sold to the ten largest electric arc furnace steel producers by about 4 percentage points in 2001 as compared to 2000. In 2001, six of our top ten graphite electrode customers were among the ten largest purchasers of graphite electrodes worldwide. In addition to increased volumes, this shift in our customer base enables us to further optimize production efficiencies and costs.

        We expect that the larger producers will be the survivors of the continuing consolidation and rationalization within the steel industry. As a result, we believe that, in many cases, the larger producers are more creditworthy than smaller producers and that we are able to better manage our exposure for uncollectible trade receivables as we increase the percentage of our total net sales sold to them. Sales of our graphite electrodes to the ten largest electric arc furnace steel producers constituted 31% of our total net sales of graphite electrodes in 2001.

        DELIVERING EXCEPTIONAL AND CONSISTENT QUALITY. We believe that we operate the world's premier electrode and cathode research and development laboratories and that our products are among the highest quality available. We have worked diligently in recent years to improve the quality and uniformity of our products on a worldwide basis, providing significant production efficiencies for our customers and the flexibility to source most orders from the facility that optimizes our profitability. We believe that the consistently high quality of our products enables customers to achieve significant production efficiencies, which we believe provides us with an important competitive advantage.

        PROVIDING SUPERIOR TECHNICAL SERVICE. We believe that this division is the recognized industry leader in providing value added technical services to customers. We believe that we have the most extensive technical and customer service organization in our industry, which we use strategically to service key customers to our competitive advantage. We employ about 30 engineers who provide technical services to customers globally in all areas of electric arc and aluminum smelting furnace specification, design and operation. We believe that this division has more technical service engineers located in more countries than any of its competitors. In addition to providing operating and processing



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technical services, we are frequently called upon to provide advisory services to companies that are commissioning a new electric arc or aluminum smelting furnace. We believe that the attractiveness of the services we can provide while a furnace is being commissioned frequently results in our obtaining these companies as customers for our products.

STRATEGIC ALLIANCES

        We are pursuing strategic alliances that enhance or complement our existing or related businesses and have the potential to generate strong cash flow. Strategic alliances may be in the form of joint venture, licensing, supply or other arrangements that leverage our strengths to achieve cost savings, improve margins and cash flow, and increase net sales and earnings growth.

        We have developed a strategic alliance with Pechiney in the cathode business, which includes our relationship with it as a significant customer under a long term supply contract. Our joint venture with Pechiney has allied us with the recognized leader in aluminum smelting technology worldwide.

        To broaden our alliance, in March 2001, we contributed our Brazilian cathode manufacturing operations to Carbone Savoie. Pechiney, the 30% minority owner of Carbone Savoie, contributed approximately $9 million in cash to Carbone Savoie as part of this transaction. The cash contribution is being used to upgrade manufacturing operations in Brazil and France, which is expected to be completed by the end of the 2002 first quarter. Ownership in Carbone Savoie remains 70% by us and 30% by Pechiney. Under our now broadened alliance, Carbone Savoie holds our entire cathode manufacturing capacity, which is about 40,000 metric tons of cathodes annually. With these upgrades, we believe that we will be positioned as the quality leader in the low cost production of graphite cathodes, the preferred technology for deployment in new aluminum smelting furnaces due to their ability to provide substantial improvements in process efficiency.

        We are using Pechiney's smelting technology and our graphite technology and expertise in high temperature industrial applications to develop further improvements in graphite cathodes. Our graphite cathodes are used by Pechiney in its own plants and marketed to its licensees as well as to third parties.

        In April 2001, we entered into a joint venture agreement with Jilin to produce and sell high-quality graphite electrodes in China. We believe that China is the largest market for graphite electrodes in the world, representing about 40% of the world's graphite electrode market. We also believe that China has the fastest growing electric arc furnace steel industry in the world, with estimated average growth at about double the world rates. Jilin is the largest producer of graphite electrodes and other graphite and carbon products in China. It currently produces about 50,000 metric tons of graphite electrodes annually. This joint venture is expected to provide us, for the first time, with access to graphite electrode manufacturing capability in Asia. We believe that our share of the Asian market for graphite electrodes was only about 3% in 2001 as compared to our worldwide market share (excluding the Asian market) of about 24% in 2001. We believe that this low cost facility will provide us with an excellent platform to expand our market share, both in China and the rest of Asia.

        Over the past several decades, the leading electric arc furnace steelmakers have upgraded, and most other steelmakers (including those in China) are upgrading, their furnaces to more modern and efficient ones. These furnaces require larger and higher quality graphite electrodes, typically in diameters of 22 inches and above. Jilin currently makes 22 inch and 24 inch graphite electrodes as well as smaller sizes. Under the joint venture agreement, Jilin has agreed that the new joint venture facility will be its exclusive facility for manufacturing 22 inch and 24 inch ultra high power graphite electrodes required by the more modern and efficient electric arc furnaces, which steelmakers are installing in China and the rest



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of Asia as they upgrade their operations. As a result, Jilin will be replacing a portion of its existing production with production by the joint venture.

        The joint venture is expected to:

        o have capacity to manufacture about 20,000 metric tons of graphite electrodes annually;

        o configure its facilities so as to be expandable to about 30,000 metric tons;

        o       utilize renovated capacity at Jilin's main facility in Jilin
                City; and

        o complete additions at another site in Changchun that were begun by Jilin.

        The new joint venture facility is expected to commence operations in 2003. We expect to contribute $6 million of cash plus technical assistance for a 25% ownership interest in the joint venture. The completion of the parties' capital contributions to the joint venture is subject to the receipt of required Chinese governmental approvals and satisfaction of other conditions.

        In the 2001 fourth quarter, we entered into a strategic alliance with AMI GE, S.A. de C.V., a Mexican company that is 50%-owned by General Electric Company. AMI GE is a supplier of furnace regulators and other furnace equipment. Based in Mexico, AMI GE is seeking to expand its services globally. Under the alliance, AMI GE will market our technical services to steel producers and others. We believe that the range and quality of our technical services will provide a competitive advantage to AMI GE, and AMI GE will provide us with opportunities to increase sales of our products and services to new and existing customers.

MARKETS AND INDUSTRY OVERVIEW

        We estimate that, in 2001, the worldwide market for graphite and carbon electrodes and cathodes was about $3 billion. These products are sold primarily to customers in the steel, silicon metal, ferronickel, thermal phosphorous, titanium dioxide, aluminum and other metals industries. Customers in these industries are located in all major geographic markets.

        USE OF GRAPHITE ELECTRODES IN ELECTRIC ARC FURNACES. There are two primary technologies for steel making:

        o basic oxygen furnace steel production (sometimes called "integrated steel production"); and

        o       electric arc furnace steel production.

        Electric arc furnace steel makers are called "mini-mills" because of their historically smaller capacity as compared to basic oxygen furnace steel makers and because they historically served more localized markets. Graphite electrodes are used primarily in electric arc furnace steel production. They are also used to refine steel in ladle furnaces and in other smelting processes such as production of titanium dioxide.

        Electrodes act as conductors of electricity into the furnace, generating sufficient heat to melt scrap metal, iron ore or other raw materials used to produce steel, silicon metal or other metals. The electrodes are gradually consumed in the course of that production. Electric arc furnaces typically range in size from those that produce about 25 metric tons of steel per production cycle to those that produce about 150 metric tons per production cycle. Electric arc furnaces operate using either alternating or direct



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electric current. The vast majority of electric arc furnaces use alternating current. Each of these furnaces typically uses nine electrodes (in three columns of three electrodes each) at one time. The other electric arc furnaces, which use direct current, typically use one column of three electrodes. The size of the electrodes varies depending on the size of the furnace, the size of the furnace's electric transformer and the planned productivity of the furnace. In a typical furnace using alternating current and operating at a typical number of production cycles per day, one of the nine electrodes is fully consumed (requiring the addition of a new electrode), on average, every eight to ten operating hours. The actual rate of consumption and addition of electrodes for a particular furnace depends primarily on the efficiency and productivity of the furnace. Therefore, demand for graphite electrodes is directly related to the amount and efficiency of electric arc furnace steel production.

        Electric arc furnace steel production requires significant heat (as high as 5,000 degrees Fahrenheit, which we believe is the hottest operating temperature in any industrial or commercial manufacturing process worldwide) to melt scrap metal, iron ore or other raw materials. Heat is generated as electricity (as much as 150,000 amps) passes through the electrodes and creates an electric arc between the electrodes and the raw materials.

        Graphite electrodes are currently the only products available that have the high levels of electrical conductivity and the capability of sustaining the high levels of heat generated in an electric arc furnace producing steel. Therefore, graphite electrodes are essential for electric arc furnace steel production. We believe that there are currently no commercially viable substitutes for graphite electrodes in electric arc furnace steel making. We estimate that, on average, the cost of graphite electrodes represents about 3% of the cost of producing steel in a typical electric arc furnace.

        Electric arc furnace steel production has, for many years, been the higher long term growth sector of the steel industry, at an estimated average annual growth rate of about 3%. Graphite electrode demand is expected to grow over the long term at an average estimated annual growth rate of about 1% to 2%. There are currently in excess of 2,000 electric arc furnaces operating worldwide. Worldwide electric arc furnace steel production grew from about 90 million metric tons (about 14% of total steel production) in 1970 to about 279 million metric tons (about 33% of total production) in 2001. We estimate that steel makers worldwide added net new electric arc furnace steel production capacity of about 18 million metric tons in 1999, about 13 million metric tons in 2000 and about 11 million metric tons in 2001. We believe that a portion of the new capacity added in the past three years has not yet become operational. We are aware of about 29 million metric tons of announced new electric arc furnace production capacity that is scheduled to be added in 2002 through 2005.

        After an electric arc furnace has been commissioned, the cost and time required to suspend and recommence production due to operational, economic or other factors is relatively low and short as compared to a basic oxygen furnace. As a result, electric arc furnace steel producers are better enabled to reduce and increase production to respond to changes in demand and prices for steel. This ability has resulted in significant fluctuations in electric arc furnace steel production over the past five years, as economic conditions affecting demand for steel have fluctuated. The following table illustrates the growth in electric arc steel production over the past 31 years:



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                           WORLDWIDE STEEL PRODUCTION
                            (MILLIONS OF METRIC TONS)









               [Insert the Worldwide Steel Production Chart here]









Sources: International Iron and Steel Institute and GTI estimates

We believe that, in a strong recovery from the current global economic downturn, electric arc furnace steel production will rebound significantly.

        RELATIONSHIP BETWEEN GRAPHITE ELECTRODE DEMAND AND ELECTRIC ARC FURNACE STEEL PRODUCTION. We believe that the worldwide growth in electric arc furnace steel production has been due primarily to improvements in the cost effectiveness and operating efficiency of electric arc furnace steel making. We believe that growth has also been due to the fact that, as a result of recent technical advances, electric arc furnace steel makers are capable of producing the majority of the product lines that are produced by basic oxygen furnace steel makers.

        The improved efficiency of electric arc furnaces has resulted in a decrease in specific consumption. We estimate that specific consumption declined from about 4.3 kilograms of graphite electrodes per metric ton of steel produced in 1990 to about 2.4 kilograms per metric ton in 2001. We believe that, on average, as the costs (relative to the benefits) increase for electric arc furnace steel makers to achieve significant further efficiencies in specific consumption, the decline in specific consumption will continue at a more gradual pace. We further believe that the rate of decline in the future will be impacted by the addition of new electric arc furnace steel making capacity. To the extent that this new capacity replaces old capacity, it has the effect of reducing industry wide specific consumption due to the efficiency of new electric arc furnaces. To the extent that this new capacity increases industry wide electric arc furnace steel production capacity and that capacity is utilized, it creates additional demand for graphite electrodes. While we believe that the rate of decline of specific consumption over the long term has become lower, we believe that there was a slightly more significant decline in 2001 than would otherwise have been the case due to the shutdown of older, less efficient electric arc furnaces due to the severe downturn affecting the steel industry.

        PRODUCTION CAPACITY AND PRICING. Currently, there is one other global manufacturer and about ten other notable regional or local manufacturers of graphite electrodes. There have been no significant entrants in the manufacture of graphite electrodes since 1950.



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        The fluctuations in electric arc furnace steel production reflected in the preceding table resulted in corresponding fluctuations in demand for graphite electrodes. Other than in China, for which reliable information is generally not available, we believe that the graphite electrode manufacturing capacity utilization rate was about 86% in 1999, about 93% in 2000 and about 89% in 2001.

        As part of our global restructuring and rationalization plan initiated in September 1998, we closed our graphite electrode manufacturing operations in Canada and Germany and downsized our graphite electrode operations in Russia. This reduced our annual graphite electrode manufacturing capacity by about 30,000 metric tons. In 2000, we re-sourced some of our global manufacturing capacity for graphite electrodes to our other product lines. In response to growing global demand for graphite cathodes from the aluminum industry, we re-sourced our U.S. cathode production to our facility in Brazil and one of our facilities in France. In addition, in connection with the restructuring of our advanced graphite materials business, we transferred the majority of our advanced graphite materials production from our facility in Clarksburg, West Virginia to the same facility in France. As a result, certain equipment previously used in Brazil and France to produce graphite electrodes is now being used to produce graphite cathodes and advanced graphite materials. This reduced our annual graphite electrode manufacturing capacity by about another 15,000 metric tons, to about 230,000 metric tons in 2000 from about 275,000 metric tons in 1998.

        In the 2001 third quarter, we shut down our graphite electrode manufacturing operations in our facilities in Clarksville and Columbia, Tennessee. These operations were our highest cost graphite electrode manufacturing operations. These operations had the capacity to manufacture about 40,000 tons of graphite electrodes annually. We incrementally expanded graphite electrode manufacturing capacity at our facilities in Mexico, South Africa and Spain. After the shutdown and incremental expansion, our total annual graphite electrode manufacturing capacity was reduced from about 230,000 metric tons to about 210,000 metric tons.

        In the 2002 first quarter, we mothballed our graphite electrode manufacturing operations in our facility in Caserta, Italy. The mothballing is part of our 2002 major cost savings plan. After the shutdown of our operations in Tennessee, these operations were our highest cost graphite electrode manufacturing operations. These operations had the capacity to manufacture about 26,000 tons of graphite electrodes annually. We expect to further incrementally expand graphite electrode manufacturing capacity at our facilities in Mexico, France and Spain over the next twelve months. After the mothballing and incremental expansion, we expect that our total annual graphite electrode manufacturing capacity will remain about 210,000 metric tons.

        We are not aware of any construction of new graphite electrode manufacturing facilities, excluding incremental expansion of existing capacity. Since September 1998, two of our competitors have reduced their annual graphite electrode manufacturing capacity. Their announced reductions total more than 35,000 metric tons.

        We believe that together the capacity reductions by us and our competitors described above represented about 8% of estimated worldwide graphite electrode manufacturing capacity in 1998.

        OUR GRAPHITE ELECTRODE MARKET SHARE. We estimate that about 70% of the electric arc furnace steelmakers (other than in Russia and China, for which reliable information is not generally available) and about 78% of the electric arc furnace steel makers in markets where we have manufacturing facilities, purchased all or a portion of their graphite electrodes from us in 2001. We further estimate that we supplied about 39% of all graphite electrodes purchased in markets where we have manufacturing facilities and about 19% worldwide, in each case in 2001. Sales of graphite electrodes in markets where we have manufacturing facilities accounted for about 80% of our net sales of graphite electrodes in 2001. We estimate that the global market for graphite electrodes was about $2.2 billion in 2001.



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        We estimate that, in 2001, sales in the U.S. accounted for about 17% of our total net sales of graphite electrodes and that we sold graphite electrodes in over 60 countries, with no other country accounting for more than 12% of our total net sales of graphite electrodes.

        CARBON ELECTRODES. Carbon electrodes are used primarily to produce silicon metal, which is used in the manufacture of aluminum. Carbon electrodes are also used in the production of ferronickel and thermal phosphorous. Carbon electrodes are used and consumed in a manner similar to that of graphite electrodes, although at lower temperatures and with different consumption rates. We believe that demand for carbon electrodes fluctuates based primarily on changes in silicon metal production. We also believe that the silicon metal industry is a relatively stable industry and that silicon metal production is directly impacted by changes in global and regional economic conditions. We estimate that demand for carbon electrodes was about 82,000 metric tons in 1999, about 86,000 metric tons in 2000 and about 69,000 metric tons in 2001.

        We estimate that we sold about 28% of the carbon electrodes in the world in 2001. We estimate that the worldwide market for carbon electrodes was about $120 million in 2001. We are the only manufacturer of carbon electrodes in North America. We are currently restructuring our carbon electrode production to improve profitability.

        CATHODES. Cathodes consist primarily of blocks used as lining for, and conductors of electricity in, furnaces (called "POTS") used to smelt aluminum. In a typical aluminum smelting furnace operating at a typical rate and efficiency of production, the cathodes must be replaced every 5 to 8 years. As a result of our acquisition of 70% of Carbone Savoie, we are the largest manufacturer of cathodes and are allied with Pechiney, which is one of the world's leading producers of aluminum and the leading supplier of smelting technology to the aluminum industry. We are using Pechiney's smelting technology and our graphite technology and expertise in high temperature industrial applications to develop further improvements in graphite cathodes. We believe that use of graphite cathodes (instead of carbon cathodes) allows a substantial improvement in process efficiency. There are five producers of cathodes in the world.

        We believe that worldwide demand for aluminum will continue to grow over the long term at an average annual rate of about 3%, primarily because of greater use of aluminum by the transportation industry. We also believe that, over the long term, new aluminum smelting furnaces will need to be built to meet the growth in demand. We believe, therefore, that demand for graphite cathodes will continue to grow, both for new smelting furnaces as well as for substitution for carbon cathodes in existing smelting furnaces.

        We estimate that we sold about 18% of the carbon and graphite cathodes sold in the world in 2001. We estimate that the worldwide market for graphite and carbon cathodes was about $425 million in 2001.

MANUFACTURING PROCESSES

        The manufacture of a graphite electrode takes, on average, about two months. Graphite electrodes range in size from three inches to 30 inches in diameter and two feet to nine feet in length and weigh between 20 pounds and 4,800 pounds (2.2 metric tons).

        The manufacture of graphite electrodes involves the six main processes described below:

        FORMING: Calcined petroleum coke is crushed, screened, sized and blended in a heated vessel with coal tar pitch. The resulting plastic mass is extruded through a



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                        forming press and cut into cylindrical lengths (called
                        "green" electrodes) before cooling in a water bath.

        BAKING: The "green" electrodes are baked at about 1,400 degrees Fahrenheit in specially designed furnaces to purify and solidify the pitch and burn off impurities. After cooling, the electrodes are cleaned, inspected and sample-tested.

        IMPREGNATION:   Baked electrodes are impregnated with a special pitch
                        when higher density, mechanical strength and capability to withstand higher electric currents are required.

        REBAKING:       The impregnated electrodes are rebaked to solidify the
                        special pitch and burn off impurities, thereby adding strength to the electrodes.

        GRAPHITIZING:   Using a process that we developed, the rebaked
                        electrodes are heated in longitudinal electric resistance furnaces at about 5,000 degrees Fahrenheit to restructure the carbon to its characteristically crystalline form, graphite. After this process, the electrodes are gradually cooled, cleaned, inspected and sample-tested.

        MACHINING:      After graphitizing, the electrodes are machined to
                        comply with international specifications governing outside diameters, overall lengths and joint details.
                        Tapered sockets are machine-threaded at each end of the electrode to permit the joining of electrodes in columns by means of correspondingly double-tapered machine-threaded graphite nipples (called "PINS").

        We believe that we provide the broadest range of sizes in graphite electrodes and that the quality of our graphite electrodes is competitive with or better than that of comparable products of any other major manufacturer.

        Carbon electrodes (which can be up to 55 inches in diameter) and graphite and carbon cathodes are manufactured by a comparable process (excluding, in the case of carbon electrodes and cathodes, impregnation and graphitization).

        We generally warrant to our customers that our electrodes and cathodes will meet our specifications. Electrode and cathode returns and replacements have aggregated less than 1% of net sales in each of the last three years. As a result of improvements in the quality of our graphite electrodes, we have reduced returns and replacements of graphite electrodes by about 65% over the past three years.

        Prior to the mothballing of our graphite electrode operations in Italy in the 2002 first quarter, we had the capacity to manufacture about 210,000 metric tons of graphite electrodes annually. After the mothballing of those operations and incremental expansion of capacity in other countries as part of the 2002 plan, we will have about the same capacity. We have the capacity to manufacture about 30,000 metric tons of carbon electrodes annually and about 40,000 metric tons of cathodes annually. The following table sets forth certain information regarding our sales volumes:



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                                              FOR THE YEAR ENDED DECEMBER 31,
                                              -------------------------------
                                             1999          2000           2001
                                             ----          ----           ----
                                                         (METRIC TONS)
Volume of graphite electrodes sold.....      206,000      217,000       174,000
Volume of carbon electrodes sold.......       22,000       23,000        19,000
Volume of cathodes sold................       31,000       35,000        33,000

        We have 13 manufacturing facilities located in Brazil, Mexico, South Africa, France, Spain, Russia and the U.S., and a planned joint venture manufacturing facility located in China, which, subject to receipt of required Chinese governmental approvals and satisfaction of other conditions, is expected to commence operations in 2003. Graphite electrodes are manufactured in each of those countries (other than the U.S.). Carbon electrodes are manufactured in the U.S. Cathodes are manufactured in France and Brazil.

        We believe that our multiple fully integrated state-of-the-art electrode and cathode manufacturing facilities in diverse geographic regions provide us with significant operational flexibility. We use robotics and statistical process controls in manufacturing processes and have a total quality control program that involves significant in-house training. We have installed and continue to install and upgrade proprietary process technologies at our electrode and cathode manufacturing facilities. We practice "lean" manufacturing techniques and deploy synchronous manufacturing work processes at most of these facilities. We have developed and installed, and continue to install, J.D. Edwards One World advanced planning and production scheduling capabilities and related software solution for managing our global supply chains. These efforts have improved and continue to improve product quality, waste and inventory minimization in the manufacturing process, efficiency in utilization of manufacturing personnel and equipment, efficiency in customer order processing, manufacturing cycle times, and coordination between production scheduling and forecast sales. We have reduced our average time required to produce a graphite electrode by about 19% in 2001 as compared to 2000 and expect to reduce it by about a further 12% by 2003 as compared to the end of 2001.

        Through our restructuring and re-engineering projects and plans, we have sought to modularize our graphite electrode and graphite and carbon cathode manufacturing capacity. This enables us to seek to incrementally adjust capacity in use, as well as related costs, to accommodate anticipated changes in sales volume. The advanced planning capabilities that we have developed for our global electrode and cathode manufacturing capacity allow us to seek to optimize, under then current conditions, changes in variables affecting profitability, including variable production costs, changes in currency exchange rates, changes in product mix and plant capacity utilization. In addition, generally we seek to manage our manufacturing operations on a global basis, allocating production among our worldwide manufacturing facilities to minimize the number of products made at each facility and to maximize capacity utilization at as many of our facilities as possible. This enables us to, among other things, seek to minimize our fixed costs per metric ton produced. We also believe that our global manufacturing base helps us to minimize risks associated with dependence on any single economic region.

        We estimate that we have adequate existing permanent graphite and carbon electrode and cathode manufacturing capacity to meet any increased demand over the near term. We believe that our average capital investment to incrementally increase our annual graphite electrode manufacturing capacity would be less than 10% of the initial investment for "greenfield" capacity.

        Major maintenance at our facilities is conducted on an ongoing basis. Manufacturing operations at any facility may be subject to curtailment due to new laws or regulations, changes in interpretations of existing laws or regulations or changes in governmental enforcement policies.



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INTELLECTUAL PROPERTY

        We own or have obtained licenses to various domestic and foreign patents, patent applications and trademarks related to the products, processes and businesses of this division. These patents expire at various times over the next 16 years. These patents and patent applications, in the aggregate, are important to this division's competitive position and growth opportunities.

        The tradename and trademark UCAR are owned by Union Carbide Corporation (which has been acquired by Dow Chemical Company) and licensed to us on a royalty-free basis under a license expiring in 2015. This license automatically renews for successive ten-year periods. It permits non-renewal by Union Carbide commencing after the first ten-year renewal period upon five years' notice of non-renewal. The tradename and trademark CARBONE SAVOIE are owned by Carbone Savoie and used in connection with cathodes manufactured by it. It is a registered trademark in Europe.

        We have know-how and proprietary information that is important to this division's competitive position and growth opportunities. We seek to protect our know-how and proprietary information, as we believe appropriate, through written confidentiality and restricted use agreements with employees, consultants and others and through various operating and other procedures.

        We cannot assure you that protection for our intellectual property under our patents and our measures to protect know-how and proprietary information will be effective or that our use of intellectual property does not infringe the rights of others.

RESEARCH AND DEVELOPMENT

        We have two dedicated technology centers, one in Parma, Ohio, which is used by both of our divisions, and the other in France, which is used by Carbone Savoie. Past developments by us include larger and stronger electrodes, new chemical additives to enhance raw materials used in the manufacture of graphite electrodes and cold pastes with reduced environmental impact for use with cathodes. We have received recognition for the high quality of our products under several programs around the world and have been awarded preferred or certified supplier status by many major steel and other manufacturing companies. In 2001, we received an award from Alcoa for "Best Supplier" in South America. Alcoa has ordered from us 100% of its requirements for cathodes in South America for 2002.

        Two areas of current focus by this division are further quality improvements in supersize graphite electrodes and in graphite cathodes. Supersize electrodes are used in the modern high-powered, larger electric arc furnaces that constitute the majority of newly built furnaces. Graphite cathodes can be used instead of carbon cathodes in smelting aluminum. Use of graphite cathodes allows for substantial improvements in process efficiency. We believe that the market for supersize graphite electrodes and graphite cathodes represent growth sectors of the graphite electrode and cathode businesses. There are about five other manufacturers of supersize graphite electrodes and two other manufacturers of graphite cathodes in the world.

SALES AND CUSTOMER SERVICE

        This division sells products in every major geographic market through its direct sales force, whose members are trained and experienced with our products. Its direct sales force operates from about 17 sales offices located in the U.S., Europe and other markets. This division also sells products through independent sales agents and distributors.



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        We have a strong commitment to provide a high level of technical service to customers and this division has customer technical service personnel based in the U.S., Europe and other markets. This division assists its customers to maximize their production and minimize their costs. It employs about 30 engineers to provide technical services to customers globally in, among other things, all areas of electric arc furnace design and operation, electrode specification and use and related matters. This technical service includes periodically monitoring certain customers' electric arc furnace efficiency levels. We believe that this division has more technical service engineers located in more countries than any of its competitors.

        This division's sales and service groups include those dedicated to cathodes who are employed by Carbone Savoie. Carbone Savoie's sales and service groups work closely with those of Pechiney to maximize use of their respective products and technologies.

RAW MATERIALS AND SUPPLIERS

        The primary raw materials for electrodes and cathodes are engineered by-products and residues of the petroleum and coal industries. We use these raw materials because of their high carbon content. The primary raw materials for graphite electrodes and graphite cathodes are calcined petroleum cokes (needle coke for electrodes and regular grade cokes for cathodes), coal tar pitch and petroleum pitch. The primary raw materials for carbon electrodes and carbon cathodes are calcined anthracite coal and coal tar pitch and, in some instances, a petroleum coke-based material.

        Typically, we purchase the raw materials for this division from a variety of sources, under short term contracts or on the spot market, in each case at fluctuating prices. We believe that adequate supplies of these raw materials are available at market prices. We purchase the majority of our petroleum coke from Conoco. Since the beginning of 2001, these purchases have been made pursuant to a seven year supply agreement. In addition, in 2001, we shut down our coal calcining operations primarily because we entered into a five-year agreement to purchase calcined coal from a third party at a lower net effective cost than we could produce it for ourselves. These agreements contain customary terms and conditions. We believe that the quality and cost of this division's raw materials on the whole is competitive with or better than those available to its major competitors and that, under current conditions, this division's raw materials are available in adequate quantities. Since electrodes and cathodes use the same primary raw materials, we believe that we are able to purchase these raw materials on a more cost efficient basis than some of this division's competitors with more limited product lines and production volumes. Electric power or natural gas used in manufacturing processes is purchased from local suppliers under short-term contracts or in the spot market.

DISTRIBUTION

        Our graphite electrode customers generally seek to negotiate prices and anticipated volumes on an annual basis. Our customers then generally place orders for graphite electrodes three to six months prior to the specified delivery date. Such orders are cancelable by the customer. Therefore, we manufacture graphite electrodes and seek to manage graphite electrode inventory levels to meet rolling sales forecasts. We generally seek to maintain an appropriately low level of finished graphite electrode inventories, taking into account these factors and the length of graphite electrode manufacturing cycles. Other electrode and cathode products are generally manufactured or fabricated to meet customer orders. Accordingly, inventory levels will vary with demand for these finished products. Recently, we have entered into long term supply contracts with purchasers of our carbon electrodes. We may, from time to time in the future, enter into long term supply contracts with purchasers of our other products.


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        Finished products are generally stored at our manufacturing facilities.
We ship our finished products to customers primarily by truck and ship, using "just in time" techniques where practical.

        Proximity of manufacturing facilities to customers can provide a competitive advantage in terms of cost of delivery of electrodes and cathodes. The significance of these costs is affected by fluctuations in exchange rates, methods of shipment, import duties and whether the manufacturing facilities are located in the same economic trading region as the customer. We believe that we are generally better positioned globally in terms of such proximity than our major competitors to supply graphite electrodes and graphite and carbon cathodes.

COMPETITION

        Competition in the graphite and carbon electrode and cathode business is based primarily on price, product quality and customer service.

        There is one other global manufacturer and about ten other notable regional or local manufacturers of graphite electrodes, including SGL Carbon AG (whose plants are located in North America and Europe), The Carbide/Graphite Group, Inc. (whose plants are located in the U.S.) and four manufacturers in Japan (one of whom, Showa Denko Carbon, Inc., has a plant located in the U.S.).

        The downturn in global and regional economic conditions and the antitrust investigations, lawsuits and claims are having an impact on the graphite electrode industry. We believe that, at a minimum, these impacts include increased price competition and increased debt or cost burdens, or both, for most manufacturers in the industry. In December 1998, the U.S. subsidiary of SGL Carbon AG filed for protection under the U.S. Bankruptcy Code. This proceeding was dismissed in March 2000 on the grounds that it was not commenced in good faith. In October 2001, Carbide/Graphite Group filed for protection under the U.S. Bankruptcy Code. It is possible that other competitors could make similar bankruptcy filings. It is also possible that, as a result of these bankruptcy filings or increased debt or costs, one or more of our competitors could divest graphite electrode manufacturing facilities. This could increase the number or change the capabilities of our competitors. It is not uncommon for companies subject to bankruptcy filings to enjoy, at least temporarily, a cost advantage as compared to their competitors. This advantage enables them to compete more aggressively on price.

        In addition to the external circumstances described above, our competitive position could be impacted by internal circumstances. These include decisions by us with respect to increasing prices or maintaining profit margins rather than market share or with respect to other competitive or market strategies.

        All of the circumstances described above could adversely affect our market share or results of operations. They could also affect our ability to institute price increases or compel us to reduce prices or increase spending on research and development or marketing and sales, all of which could adversely affect us.

        There are two significant manufacturers of carbon electrodes in the world. We believe that we are the largest and SGL Carbon is the second largest.

        There are six manufacturers of cathodes in the world. We believe that we are the largest and SGL Carbon is the second largest.

        The manufacture of high quality graphite and carbon products is a mature, capital intensive business that requires extensive process know-how regarding working with various raw materials and



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with raw material suppliers, furnace manufacturers and steel, aluminum or other metal producers or other end users (including working on the specific applications for finished products). It also requires high quality raw material sources and a developed energy supply infrastructure. There have been no significant entrants in the manufacture of graphite electrodes since 1950. We believe that it is unlikely that new "greenfield" graphite electrode manufacturing facilities will be built during the next several years due to, among other things, the relatively high cost of building a new facility and the need for extensive manufacturing process know-how.

                       ADVANCED ENERGY TECHNOLOGY DIVISION

        Our Advanced Energy Technology Division develops, manufactures and sells high quality, highly engineered natural and synthetic graphite- and carbon-based energy technologies, products and services for both established and high-growth-potential markets. We currently sell these products primarily to the transportation, chemical, petrochemical, fuel cell power generation and electronic thermal management markets. In addition, we provide cost effective technical services to a broad range of markets and license our proprietary technology in markets where we do not anticipate engaging in manufacturing ourselves. We believe that this division will be successful because of our patented and proprietary technologies related to graphite and carbon materials science and our processing and manufacturing technology.

        Natural graphite-based products, including flexible graphite, are developed and manufactured by our subsidiary, Graftech. We are the world's leading manufacturer of natural graphite-based products, including flexible graphite. Flexible graphite is an excellent gasket and sealing material that to date has been used primarily in high temperature and corrosive environments in the automotive, chemical and petrochemical markets. Advanced flexible graphite can be used in the production of materials, components and products for proton exchange membrane ("PEM") fuel cells and fuel cell systems, electronic thermal management applications, industrial thermal management applications, and battery and supercapacitor power storage applications. Our synthetic graphite- and carbon-based products are developed and manufactured by our Advanced Graphite Materials and Advanced Carbon Materials business units, respectively. Their products range from established products, such as graphite and carbon refractories, graphite molds and rocket nozzles and cones, to new carbon composites used in fuel cell power generation and electronic thermal management markets. Our technology licensing and technical services are marketed and sold by our HT2 business unit.

BUSINESS STRATEGIES

        We are focused on leveraging our strengths to build the value of this division through the development and commercialization of proprietary technologies into high-growth-potential markets. These strengths include:

        o       developing intellectual property;

        o developing and commercializing prototype and next generation products and services; and

        o establishing strategic alliances with leading customers and suppliers as well as key technology focused companies.

        We seek to identify technologies where this division's products and services offer advantages in performance or cost as compared to competitive technologies, materials, products or services.

        DEVELOPING INTELLECTUAL PROPERTY. Development of intellectual property is an integral part of our corporate philosophy, and we aggressively seek worldwide patent coverage for our technical innovations.



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We filed about 34 U.S. patent applications in 2001 and expect to file an additional 40 U.S. patent applications in 2002.

        We believe that our proprietary technology, experience, know-how and other intellectual property give us a competitive advantage in the development of graphite-based products. At our technology center located in Parma, Ohio, at our five manufacturing facilities engaged in the business of this division and at the facilities of our strategic partners, we conduct a focused technology development program to enable us to provide new technologies, products and services, expand and develop existing products and services and develop cost effective manufacturing processes. We believe that our facility in Parma is the premier facility for the development of graphite and carbon products and technologies. We also operate a state-of-the-art testing facility capable of conducting physical and analytical testing to develop natural and synthetic graphite and carbon products and process technology.

        DEVELOPING AND COMMERCIALIZING PROTOTYPE AND NEXT GENERATION PRODUCTS AND SERVICES. This division is currently focusing its technology development efforts in the following key areas:

        o materials and components for proton exchange membrane fuel cells and fuel cell systems, including flow field plates and gas diffusion layers, for the fuel cell power generation market;

        o electronic thermal management products, including thermal interface products, heat spreaders, heat sinks and heat pipes, for computer, communications, industrial, military, office equipment and automotive electronic applications;

        o fire retardant products for transportation applications and building and construction materials applications;

        o industrial thermal management products for direct solidification, semiconductor, heat treating and other high temperature process applications; and

        o conductive products for battery and supercapacitor power storage applications.

        We use a highly disciplined stage gate process for selecting product and service opportunities to be developed into commercial businesses.

        In December 2000, we introduced and began selling our new line of eGraf(TM) thermal management products designed to aid the cooling of chip sets and other heat generating components in computers, communications equipment and other electronic devices. In December 2001, we announced the development of our new, advanced eGraf(TM) HiTherm series of thermal interface products designed to provide lower thermal resistance and superior thermal conductivity. We expect these products to become commercially available in the 2002 second quarter.

        ESTABLISHING STRATEGIC ALLIANCES WITH CUSTOMERS, SUPPLIERS AND OTHER THIRD PARTIES. We intend to accelerate the development and commercialization of proprietary technologies into high-growth-potential markets through strategic alliances in the form of collaborations, joint ventures, licensing, supply or other arrangements that leverage our strengths. Since December 2000, this division has entered into strategic alliances with Ballard Power Systems, the world's leader in fuel cell development, and leading chip makers in electronic thermal management. This division has also entered into a strategic alliance with Conoco Inc. for carbon fiber technology and manufacturing facilities.

        BALLARD POWER SYSTEMS. We have been working with Ballard Power Systems since 1992 on developing natural graphite-based materials for use in Ballard Power Systems fuel cells. We expect



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significant growth from this opportunity in the second half of this decade.
Advances in fuel cell technology, growth in worldwide power demand and deregulation of power utilities as well as environmental problems created from other sources of energy are driving the market. Potential fuel cell applications include transportation, stationary and portable applications.

        Ballard Power Systems is the world leader in developing zero-emission fuel cells known as proton exchange membrane fuel cells, including direct methanol fuel cells. Eleven out of the fourteen prototype fuel cell vehicles in the California Fuel Cell Partnership are powered by Ballard Power Systems fuel cells, including the FC5 developed by Ford Motor Company and the NECAR 4A, Jeep Commander and, most recently, NECAR 5 developed by DaimlerChrysler. In 2001, the California Air Resource Board reiterated its mandate that, between the years of 2003 and 2008, a minimum of 10% of the vehicles sold in California meet low or zero-emission vehicle standards.

        In 1999, we entered into a collaboration agreement with Ballard Power Systems to coordinate our respective research and development efforts on flow field plates and a supply agreement for flexible graphite materials. In 2000, Ballard Power Systems launched its Mark 900 proton exchange membrane fuel cell stack and announced that it was the foundation for Ballard Power Systems fuel cells for transportation, stationary and portable applications. The flow field plates used in the Mark 900 are made from our GRAFCELL(R) advanced flexible graphite products.

        In October 2001, Ballard Power Systems launched its most advanced fuel cell platform to date, the Mark 902. GRAFCELL(R) advanced flexible graphite is a strategic material for the Mark 902. Building upon the Mark 900, the advantages of the Mark 902 include lower cost, improved design for volume manufacturing, improved reliability, higher power density and enhanced compatibility with customer system requirements. The unit cell design of the Mark 902 allows scalable combinations to achieve a variety of power outputs ranging from 10 kilowatt to 300 kilowatt and is designed to allow configuration for stationary and transportation applications. Ballard Power Systems reported that the Mark 902 will power the DaimlerChrysler ten-city European Union bus program scheduled for 2002 and 2003.

        GRAFCELL(R) advanced flexible graphite will also be included in the Cdn. $34.5 million sale by Ballard Power Systems of Mark 900 series fuel cells to Ford, the largest single fuel cell stack order in the industry to date. It will also be included in the Cdn. $25.9 million sale by Ballard Power Systems of fuel cells to Honda Motor Co. Ltd. GRAFCELL(R) advanced flexible graphite is included in Ballard Power Systems' 60 kilowatts engineering prototype stationary fuel cell power generator that incorporates the Mark 900 architecture. We believe that there may be additional opportunities, beyond the fuel cell stack, to participate in heat management systems for the entire fuel cell system as a result of Ballard Power Systems' acquisition of Ecostar Electric Drive Systems LLC and XCELLSIS GmbH.

        In June 2001, our subsidiary, Graftech entered into a new exclusive development and collaboration agreement and a new exclusive long term supply agreement with Ballard Power Systems, which significantly expand the scope and term of the 1999 agreements. In addition, Ballard Power Systems became a strategic investor in Graftech, investing $5 million in shares of Ballard Power Systems common stock for a 2.5% equity ownership interest, to support the development and commercialization of natural graphite-based materials and components for proton exchange membrane fuel cells. As an investor in Graftech, Ballard Power Systems has rights of first refusal with respect to certain equity ownership transactions, tag along and drag along rights, and preemptive and other rights to acquire additional equity ownership under certain limited circumstances.

        The scope of the new exclusive development and collaboration agreement includes natural graphite-based materials and components, including flow field plates and gas diffusion layers, for use in proton exchange membrane fuel cells and fuel cell systems for transportation, stationary and portable



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applications. The initial term of this agreement extends through 2011. As part of this agreement, Graftech has agreed to develop and manufacture prototype graphitic materials and components and provide early stage testing of these prototypes in an on-site fuel cell testing center. Under the new supply agreement, Graftech will be the exclusive manufacturer and supplier of natural graphite-based materials for Ballard Power Systems fuel cells and fuel cell systems. Graftech will also be the exclusive manufacturer of natural graphite-based components, other than those components Ballard Power Systems manufactures for itself. The initial term of this agreement, which contains customary terms and conditions, extends through 2016. We have the right to manufacture and sell, after agreed upon release dates, natural graphite-based materials and components for use in proton exchange membrane fuel cells to other parties in the fuel cell industry. In connection with the manufacture and sale of components, Ballard Power Systems will grant Graftech a royalty-bearing license for related manufacturing process technology.

        CONOCO. We have developed a strategic relationship with Conoco. In December 2000, we entered into a license and technical services agreement with Conoco to license our proprietary technology for use at the carbon fiber manufacturing facility that Conoco is building in Ponca City, Oklahoma. We also will continue to provide a wide variety of technical services to Conoco. Under a separate manufacturing tolling agreement entered into in February 2001, we are providing manufacturing services to Conoco at our facility in Clarksburg, West Virginia for carbon fibers. Under the three-year manufacturing tolling agreement, we are using raw materials provided by Conoco to manufacture carbon fibers. Conoco's new carbon fiber technology could be used in portable power applications, such as batteries for personal computers and cell phones, as well as a wide range of other electronic devices and automotive applications. We are working with Conoco to expand our strategic relationship in supply chain and other areas.

        OTHERS. In July 2001, our subsidiary, Graftech, entered into a thermal design joint development agreement with Menova Engineering Inc. relating to the design and development of thermal components and heat solution products for the computer and communications industries using eGraf(TM) thermal management products. Menova will work exclusively with Graftech in the design and testing of new, graphite-based thermal solutions. In May 2001, Graftech also entered into a product manufacturing services agreement with JBC Seals, Packing & Kits Inc., which expands Graftech's ability to produce high volume, custom eGraf(TM) thermal interface and other electronic thermal management products.

        In the 2001 second quarter, Graftech entered into a joint development program with a leading chip manufacturer to introduce thermal interface products for the next generation hand-held and portable devices.

        SETTING AND ACHIEVING MILESTONES. We believe that success at commercializing proprietary technologies and services into high-growth-potential markets is dependent upon this division's ability to aggressively set and consistently achieve its own milestones and the milestones set by its strategic partners and customers. These milestones are established to allocate resources and to be leading indicators of progress toward this division's strategic goal. This division's milestones for 2002 include targets for revenue growth, intellectual property development and protection, expansion of strategic alliances, and new prototype and next generation product development.

MARKETS AND INDUSTRY OVERVIEW

        We currently sell natural and synthetic graphite- and carbon-based products to the transportation, fuel cell power generation, electronics and other markets. We are currently one of the largest producers of flexible graphite for use in the automotive, chemical and petrochemical markets. We also produce extruded and molded synthetic graphite products for use in products in transportation and other markets and natural graphite-based products for use in the fuel cell power generation and electronics markets.



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        For the fuel cell power generation market, we are developing materials and components for proton exchange membrane fuel cells and fuel cell systems, including flow field plates and gas diffusion layers. For the electronic thermal management market, we are developing and selling thermal interface products and developing and introducing prototype and next generation heat spreaders, heat sinks and heat pipes for computer, communications, industrial, military, office equipment and automotive electronic applications. Other identified markets include: fire retardant products for transportation applications and building and construction materials applications; industrial thermal management products for direct solidification, semiconductor, heat treating and other high temperature process applications; and conductive products for battery and supercapacitor power storage applications.

        FUEL CELL POWER GENERATION. Fuel cells were invented in 1839 and were first used in practical applications in the 1960s in the Gemini and Apollo space programs to provide electricity aboard spacecrafts. Fuel cells efficiently convert fuel to electricity. Recently, the potential for pollution free power has been the major driver behind the development of fuel cell technology for transportation, stationary and portable applications.

        A fuel cell is an environmentally clean power generator, which combines hydrogen (which can be obtained from a variety of sources such as methanol, natural gas and other fuels) with oxygen (from air, not necessarily pure) to produce electricity through an electrochemical process without combustion. The only by-products from this process are water and heat. We believe that proton exchange membrane fuel cells have emerged as the leading fuel cell technology because they offer high power density, reduced weight, lower cost and improved performance relative to alternative fuel cell technologies. Proton exchange membrane fuel cells have the potential for use as replacements for existing power generation systems in the following applications:

        o power generation for transportation applications, including automobiles, buses and other vehicles;

        o stationary power generation applications for residences, commercial buildings and industrial operations; and

        o       portable power generators for equipment and electronic devices.

        TRANSPORTATION MARKET. Currently, manufacturers of automobiles, buses and other vehicles are searching for a viable alternative to the internal combustion engine. Proton exchange membrane fuel cells have the potential to provide the power of an internal combustion engine, to reduce or eliminate polluting emissions, and to lower vehicle operating costs through higher fuel efficiency and lower maintenance costs. The use of fuel cells in the U.S. in light vehicles for transportation applications has been projected by Frost & Sullivan to reach 2.6 million vehicles by 2010.

        We believe, based on statements by Ballard Power Systems' customers and other automobile manufacturers, that initial commercial sales of proton exchange membrane fuel cells for use in automobiles will occur sometime in 2003 to 2005. We also believe that there are significant market opportunities for proton exchange membrane fuel cell vehicles and that the strength of these markets will be supported by regulatory pressures for cleaner, lower-emission vehicles. Commercial sales are expected to begin with bus applications in 2002 to 2003. We estimate that, in 2000, global production of automobiles and light vehicles was about 55 million units. In January 2002, the Bush administration launched a new program called Freedom Cooperative Automotive Research aimed at spurring the growth of hydrogen fuel cells for the next generation of cars and trucks. In March 2002, Honda announced that it intends to begin selling a limited number of fuel cell vehicles to fleet customers in 2003.



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        STATIONARY POWER MARKET. Fuel cells may be a potential replacement for residential, commercial and industrial stationary electric power applications. Increases in demand are expected to be driven by increasing adoption by the U.S. and other countries of new digital and communications systems and infrastructures, industrialization of developing nations, expanding worldwide economies, population growth and per capita income growth. Commercial sales are expected to begin with residential and general stationary systems in 2003. According to the U.S. Department of Energy, sales of electric power and electric power equipment in the U.S. in 1999 were about $217 billion.

        We believe that power quality and reliability will become increasingly important factors for customers involved with all aspects of technology and communications applications and that distributed generation technologies such as fuel cells will be favored due to their ability to deliver high quality, reliable power. We believe that expansion of the existing electric power infrastructure may not reliably meet the growth in demand for electric power. Not only is there a shortage of generating assets in some areas, but recent experience suggests that an aging transmission and distribution grid is not keeping pace with the growth in demand, resulting in bottlenecks and load pockets. Increasing the existing and aging infrastructure to meet capacity requirements is expected to be capital intensive and time consuming, and may be restricted by environmental concerns. We believe that fuel cells offer a solution for overcoming many of these obstacles because they provide energy, in the form of heat and electric power, at the point of demand rather than relying on large, capital-intensive central generation facilities.

        PORTABLE POWER MARKET. Portable power markets include products for construction, marine and industrial applications as well as for a wide variety of consumer products. The fastest growing segment is expected to be portable electronic devices, including laptop computers, cell phones and handheld devices. Commercial sales are expected to begin with small portable system applications in 2002 to 2003.

        Fuel cells may be a potential replacement for power needs currently served by rechargeable and nonrechargeable batteries in many portable electronic devices. According to Allied Business Intelligence, Inc., over 40 billion batteries are produced worldwide each year, including rechargeable and nonrechargeable batteries. In 1999, according to Allied Business Intelligence, the global rechargeable battery market was estimated to be about $4 billion alone, with annual growth rates approaching 16%.

        ELECTRONIC THERMAL MANAGEMENT. As electronics manufacturers develop highly advanced integrated circuits, processing chips and power supplies, their ability to dissipate heat is constrained by the limitations of current thermal management products and technology. We are developing and introducing high quality, highly engineered products, designs and solutions for thermal management in computer communications, industrial, military, office equipment and automotive electronic applications.

        We are developing thermal interface products, heat sinks, heat spreaders and heat pipe products. Thermal interface products are those products that reside between the chip set or other heat generating device and the remaining components in the heat dissipation system. Heat sinks are finned devices that dissipate heat into the surrounding environment either through being mounted on processors or elsewhere in the electronic enclosure. Heat spreaders are engineered plates that move heat from hot spots, such as processor chips, to desired locations for dissipation into the external environment. Heat pipes are also devices that move heat, through a tube, from heat sources to the edge of the device where the heat can be dissipated into the environment.

        We expect that our products' superior ability to manage heat will allow engineers to redesign electronics to reduce cost, size and weight while improving performance. Our products offer many advantages over competitive products, such as copper or aluminum, in the market for mobile communications and other electronic devices. These advantages include our products':



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        o       excellent ability to conduct heat;

        o       mechanical and thermal stability;

        o       lightweight, compressible and conformable nature;

        o       cost competitiveness; and

        o       ease of handling.

        We believe that the thermal component market for computer, communication, industrial, military, office equipment and automotive electronic applications was about $3.25 billion in 2000. We are targeting:

        o thermal interface products, with a projected market of about $400 million in annual sales by 2005 and an annual growth rate of about 17% through 2005;

        o heat sink products, with a projected market of about $850 million in annual sales by 2005 and an annual growth rate of about 10% through 2005; and

        o heat spreader and heat pipe products, with a projected market of about $585 million in annual sales by 2005 and an annual growth rate of about 20% through 2005,

in each case as projected by Business Communications Company, Inc.

        FIRE RETARDANT PRODUCTS FOR TRANSPORTATION APPLICATIONS AND BUILDING AND CONSTRUCTION MATERIALS APPLICATIONS. Our GRAFGUARD(R) expandable graphite flake is a fire retardanT additive for materials that require improved fire protection characteristics, including wood products, foam, plastics and other construction and building materials. Expandable graphite can be used to improve the performance of traditional fire retardant additives, including phosphates, halogens and nitrogen compounds. We believe that the growing use of expandable graphite will be driven by increasingly stringent performance requirements for fire retardant materials. According to SRI Consulting, the worldwide market for flame retardants in 1998 was about $2.1 billion and the market is expected to grow at an average annual rate of about 3.5% through 2003.

        INDUSTRIAL THERMAL MANAGEMENT PRODUCTS FOR HIGH TEMPERATURE PROCESS APPLICATIONS. We believe that industrial thermal management products for high temperature processing was nearly a $600 million market worldwide in 2001. We intend to target the high temperature processing market segment and the direct solidification component (metallurgical high temperature processing) segment of this market. We believe that our engineered graphite products can provide superior heat management solutions for insulation packages, induction furnaces, high temperature vacuum furnaces and direct solidification furnaces.

        CONDUCTIVE PRODUCTS FOR BATTERY AND SUPERCAPACITOR POWER STORAGE APPLICATIONS. We have modified the performance characteristics of our natural graphite materials to provide solutions for conductive products for battery and supercapacitor power storage applications.

        According to Allied Business Intelligence, over 40 billion batteries are produced worldwide each year, including rechargeable and nonrechargeable batteries. In addition, according to Allied Business Intelligence, the global rechargeable battery market was about $4 billion in 1999, with annual growth rates approaching 16%. Rechargeable lithium-ion batteries are used in a growing number of portable



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


electronics applications, including laptop computers and cell phones. Lithium-ion batteries can store more power and be recharged more times than other battery technologies. Graphite powders are a critical component of alkaline and lithium-ion batteries since they provide the electrical conductivity necessary to optimize battery performance.

        We believe that the emergence of supercapacitors is based on the need for energy storage devices in the electronics industry. Capacitors have been used for many years in electrical circuits to store small amounts of charge and regulate the flow of current. Supercapacitors are now being developed that can store thousands of times more power in a smaller space, and can be recharged hundreds of thousands of times.

        We believe that natural graphite can perform better than synthetic graphite in alkaline and lithium-ion batteries and that it may also prove useful as a highly conductive component of supercapacitors. As a result, we believe that the lithium-ion battery and supercapacitor markets offer high growth opportunities for our products.

PRODUCTS AND SERVICES

        This division currently produces a wide variety of natural and synthetic graphite- and carbon-based products, including:

        o synthetic graphite-based products, including molded and extruded graphite products;

        o natural graphite-based products, including expandable graphite, flexible graphite and advanced flexible graphite products; and

        o       graphite and carbon refractories.

        The versatility of this division's proprietary processes and equipment enables it to modify its synthetic and natural graphite-based products to meet a variety of customer specifications. This division works with its customers to develop technologically advanced solutions, utilizing its knowledge and expertise in the production of these products. This division also provides technology licensing and technical services.

        SYNTHETIC GRAPHITE. We use a variety of proprietary processes to convert petroleum coke into primary and machined graphite specialty products, including molded or extruded graphite products. We market our molded and extruded specialty products in a wide range of grades. Synthetic graphite is used in a wide variety of markets, primarily the transportation markets.

        EXPANDABLE GRAPHITE. We use a proprietary process to convert natural graphite flake into expandable graphite. During this process, we can manufacture expandable graphite with a number of specific properties. For example, by changing expandable graphite's sensitivity to temperature, modifying its particle size and giving it long term stability, we created GRAFGUARD(R) graphite flake for use in fire retardant applications. The expansion property of our GRAFGUARD(R) graphite flake is the basis for its use in a growing number of fire retardant applications.

        FLEXIBLE GRAPHITE. We produce flexible graphite from expandable graphite flake, and can further fabricate the flexible graphite into a variety of sheet, laminate and tape products. Flexible graphite is lightweight, conformable, temperature-resistant and inert to most chemicals. Due to these characteristics, it is an excellent sealing material that to date has been used primarily in high temperature and corrosive environments in the automotive, chemical and petrochemical industries. For example, automotive



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


applications for our flexible graphite products include head gaskets and exhaust gaskets as well as engine and exhaust heat shields. We market our flexible graphite products under the GRAFOIL(R) name.

        In December 2000, we introduced our new line of eGraf(TM) thermal management products designed to aid the cooling of chip sets and other heat generating components in computers, communications equipment and other electronic devices. We can provide custom or off-the-shelf thermal interface products, heat sinks, heat spreaders and heat pipes and sophisticated thermal solutions for cooling complex devices. Our new product line offers advantages for portable electronic devices over competitive products such as copper, aluminum and other current thermal interface materials. These advantages include our new products' excellent ability to conduct heat, their mechanical and thermal stability, their lightweight, compressible and conformable nature, their cost competitiveness, and their ease of handling.

        ADVANCED FLEXIBLE GRAPHITE. We produce advanced flexible graphite by subjecting expandable or flexible graphite to additional proprietary processing. These additional processing steps alter the properties and characteristics of the graphite to make materials with modified electrical, thermal and strength characteristics. Advanced flexible graphite can be used in the production of materials, components and products for proton exchange membrane fuel cells and fuel cell systems, electronic thermal management applications, industrial thermal management applications and battery and supercapacitor power storage applications. We market our advanced flexible graphite products under the GRAFCELL(R) name for fuel cell applications and under the GRAFSHIELD(R) name for high temperature industrial furnace applications.

        In December 2001, we announced the development of our new, advanced eGraf(TM) HiTherm series of thermal interface products designed to provide lower thermal resistance and superior thermal conductivity. We expect these products to become commercially available in the 2002 second quarter. Tests on the new product series conducted by us, and confirmed by customers such as IBM and Intel, indicate about a 40% improvement in thermal conductivity and a 45% reduction in thermal resistance as compared to the earlier eGraf(TM) thermal interface product lines.

        In 2002, we received key commercial approvals and sales of our advanced eGrafTM 1200 series thermal interface products to Hitachi, Plus Vision Corporation, Agilent Technologies and IBM in a variety of applications, including computer, consumer electronic and telecommunication applications. Our eGrafTM 1200 products are being used as heat transmitters by Hitachi in certain of its DVD camera models, as thermal interface materials by Plus Vision in its U3-1000 computer projector and in power converters by Agilent Technologies for telecommunication applications. In addition, eGrafTM 1200 products have been qualified in a number of chip testing devices at various companies, including IBM, the world's top provider of computer hardware, and Enplas Corporation, a leading manufacturer of chip testing devices.

        GRAPHITE AND CARBON REFRACTORIES. We produce a wide variety of graphite and carbon refractory grade brick for chemical industry tank and reactor lining and blast furnace and submerged arc furnace hearth wall applications. Our hot pressed brick manufacturing capability is located at our facility in Lawrenceburg, Tennessee. Carbon brick, used primarily in blast furnace and submerged arc furnace hearth walls, is one of the established standards for North American blast furnace hearth walls. Our semi-graphite brick is used where higher conductivity is required or when additional abrasion resistance is desired. Carbon brick is also widely used in the chemical industry for tank and reactor linings because it has excellent resistance to corrosion and abrasion. Hot pressed bricks are made in a multitude of standard shapes and sizes, and can also be cut to custom sizes.



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


        Carbon refractory blocks are manufactured in our facility in Columbia, Tennessee. The largest application for these carbon refractory blocks is hearth bottom pads in blast furnaces and submerged arc furnaces, for which they are machined to shape and assembled in a variety of designs. Our facility is also capable of providing special shapes (such as sidewall blocks, tap blocks, tuyere surrounds and runner liners) for blast furnaces, submerged arc furnaces and cupola furnaces.

        Graphite refractory grade brick is used primarily for its high thermal conductivity and the ease with which it can be machined to large or complex shapes. Common applications in blast furnaces and submerged arc furnaces are cooling courses in the hearth bottoms for heat distribution and removal, backup linings in hearth walls for improved heat transfer and safety, and lintels over copper cooling plates where a single brick cannot span the cooling plate.

HT2 AND OUR TECHNOLOGY LICENSING AND TECHNICAL SERVICES

        We have over 100 years of product and process technology and know-how in a wide range of carbon and graphite industries. This division offers, through licensing contracts, rights to use our intellectual property to other firms developing or manufacturing products. This division also provides, through service supply contracts, research and development services, extensive product testing services, and graphite and carbon process and product technology information services to customers, suppliers and universities to assist in their development of new or improved process and product technology. In 2000, we entered into an agreement with Conoco for carbon fiber technology and manufacturing services. We are a leader in the development of carbon and graphite technology, including high temperature processing technology. To realize the value of this technology outside of this division's product lines, we launched our new HT2 technology licensing and services business unit in 2001. This business unit provides cost-effective technical services for a broad range of markets and licenses our proprietary technology for a broad range of applications.

        In the 2001 third quarter, our HT2 business unit launched its information and services web site: www.HT2.com. This web site offers technology solutions and technical services built on our extensive expertise in high temperature production and carbon technology to a broad range of customers. The web site includes technical papers on graphite and carbon science, technical literature, searches, industry news, and access to services like high temperature testing and analysis, high temperature heat treating, consulting for process and product development and technology licensing.

        In 2002, we signed a contract with Sasol Chemical Industries Ltd., a division of the South African-based company Sasol energy and petrochemicals group, to provide a critical component for Sasol's newly developed, high temperature gas plasma reactor. The new reactor will provide high purity carbon products and will be the first of its type constructed for large-scale commercial use. The reactor is expected to be completed in March 2003. Our HT2 business unit provided the scientific and engineering services to design the new reactor lining, which will be subject to a demanding environment, including extreme high temperatures and abrasion.

MANUFACTURING PROCESSES

        This division operates five state-of-the-art manufacturing facilities at locations in the U.S. and Europe. Our facilities for manufacturing carbon and synthetic graphite products have the capability to process a wide range of raw materials, mill, mix and extrude or mold small to very large carbon and graphite blocks, impregnate, bake process and graphitize the blocks, extensively purify the blocks to reduce the impurities to parts per million levels, and provide products finished to high tolerances by advanced machining stations. Our facilities for manufacturing natural graphite products have the

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


capability to chemically treat natural graphite flake, bake flake in high temperature furnaces to expand the graphite flake, mechanically form and calender the expanded flake, and form and shape the final products.

        In August 2001, Graftech's advanced flexible graphite line for fuel cell component and electronic thermal management product manufacturing successfully began production.

        We believe that our multiple fully integrated state-of-the-art electrode and cathode manufacturing facilities in diverse geographic regions provide us with significant operational flexibility. We use robotics and statistical process controls in manufacturing processes and have a total quality control program that involves significant in-house training. We have installed and continue to install and upgrade proprietary process technologies at our electrode and cathode manufacturing facilities. We utilize sophisticated "pipeline" manufacturing and logistical systems at most of these manufacturing facilities. These efforts have improved and continue to improve product quality, waste and inventory minimization in the manufacturing process, efficiency in utilization of manufacturing personnel and equipment, efficiency in customer order processing, manufacturing cycle times and coordination between production scheduling and forecast sales.

INTELLECTUAL PROPERTY

        We own or have obtained licenses to various domestic and foreign patents, patent applications and trademarks related to the products, processes and businesses of this division. These patents expire at various times over the next 16 years. These patents and patent applications, in the aggregate, are important to this division's competitive position and growth opportunities, particularly in connection with its natural graphite business. In 2001, we were awarded 13 patents worldwide and filed an additional 61 patent applications worldwide for these technologies. This division currently holds about 160 of our issued patents and about 270 of our pending patent applications and perfected patent application priority rights worldwide. We hold the highest number of patents worldwide for flexible graphite for proton exchange membrane fuel cell applications. We also hold patents and pending patent applications for electronic thermal management products, electronic thermal management applications, fire retardant products, industrial thermal management products and conductive products.

        We own various tradenames and trademarks used in the businesses of this division. We have know-how and proprietary information that is important to the competitive position and growth opportunities of this division. We seek to protect our know-how and proprietary information, as we believe appropriate, through written confidentiality and restricted use agreements with employees, consultants and others and through various operating and other procedures.

        We cannot assure you that protection for our intellectual property under our patents and our measures to protect know-how and proprietary information will be effective or that our use of intellectual property does not infringe the rights of others.

RESEARCH AND DEVELOPMENT

        We conduct our research and development program both independently and in conjunction with our strategic partners. Currently, about 55 of our technical professionals located at our technology development facility in Parma, which is used by both of our divisions, are directly involved in research and development primarily for this division. A significant portion of this division's research and development program is focused on our alliance with Ballard Power Systems, on its development alliances with companies that use thermal management technologies, on its technology licensing and technical services business and on new product development. These activities are integrated with the

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


efforts of our engineers at manufacturing facilities who are focused on improving manufacturing processes.

        Our facility in Parma has the capability to provide small quantity or trial quantity production through its pilot plant facility. We operate a state-of-the-art testing facility capable of conducting physical and analytical testing to develop natural and synthetic graphite and carbon products and process technology.

        We believe that our research and development capabilities were an important factor in Ballard Power Systems' selection of us to enter into an exclusive long term product development and collaboration agreement. Our combined development efforts have led to significant advancements in materials and components used in Ballard Power Systems fuel cells. We also believe that our research and development capabilities and our technology were important factors in the selection of us as a strategic partner by other companies, including Conoco.

SALES AND CUSTOMER SERVICE

        This division sells products to customers in the U.S. and Europe through its direct sales force, whose members have been trained and are experienced with its products. Currently, this division has about 14 direct field sales employees in the U.S. and about seven in Europe. This division also sells products in Eastern Europe, Asia and South America through independent sales agents and distributors. It is presently expanding, and intends to continue to expand, its international market presence through the use of direct sales and select, full-service distributors.

        This division has a strong commitment to provide a high level of technical service to its customers, and this division has staff in both Europe and the U.S. to support its customers. This division assists its customers in learning about and using its products, improving their manufacturing processes and operations and solving their technical dilemmas. Its staff of development scientists and manufacturing engineers are also available to support customers as needed. This division works closely with its customers to develop and test prototype materials. This division's customer sales team coordinates sales, technology and manufacturing efforts to meet customer needs. It has a quality assurance system designed to meet the most stringent requirements of its customers. Select plants are certified and registered to QS-9000 as well as the ISO-9002 international quality standard based on the products being supplied.

RAW MATERIALS AND SUPPLIERS

        The primary raw materials for this division are petroleum coke and natural graphite. We believe that adequate supplies of these raw materials are available at market prices. Typically, this division purchases raw materials from a variety of sources at market prices. We have entered into an arrangement with Mazarin Mining Corporation Inc. to develop and commercialize a natural graphite deposit in Canada. The initial phase of the feasibility study, relating to the quality of the natural graphite flake in the deposit, was completed in 2000 with favorable results. The second phase of the feasibility study is expected to be completed by the end of 2005. The feasibility study is expected to cost about $2 million, for which we will receive a 25% interest in the mine. After completion of the study, we may decide to commence commercial production of the deposit with Mazarin, exercise an option to extend the period for the development decision for five one-year periods until 2007, or terminate the arrangement. In the case of extension, we will have to make option payments totaling Cdn. $7.5 million if the option is extended for the full five years. We have the right to purchase the entire production of natural graphite flake from the deposit. We believe that at full capacity, if developed, the deposit should produce about 50,000 tons of natural graphite flake per year, which would make it one of the largest single sources of natural graphite flake in the world. We believe that, if developed, the deposit would have sufficient

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

reserves to meet projected needs of this division for the next 10 to 15 years. Consummation of the arrangement is subject to, among other things, the receipt of any required governmental approvals.

DISTRIBUTION

        Our products are generally manufactured or fabricated to meet customer orders. Finished products are generally stored at our manufacturing facilities and we seek to maintain adequate inventory levels. We ship our finished products to customers primarily by truck and ship, using "just in time" techniques where practical. Limited quantities of finished products are also stored at local warehouses around the world to meet customer needs.

COMPETITION

        Competitors of this division include companies located around the world that develop and manufacture graphite- and carbon-based products, including SGL Carbon, Toyo Tonso Co. Ltd., Le Carbone S.A. (Pty) Ltd., Tokai Carbon Co., Ltd. and Nippon Carbon Co., Ltd., and companies that develop, manufacture or provide substitute or alternative materials products, services or solutions.

        This division's proton exchange membrane fuel cell products compete with other graphitic products, including fibers, composites and synthetic graphite, and metal-based products such as stainless steel. Its electronic thermal management products compete with a wide variety of materials, including copper and other metals, ceramics, conductive rubbers and greases. Its fire protection products compete with compounds containing phosphates, halogens and hydrated aluminas as well as many other materials. Its sealing products compete with various fiber products such as asbestos, cellulose and synthetic composites as well as stainless steel and other metals. Its industrial thermal management products compete with a wide variety of materials, including natural and synthetic fibers, other carbon forms and metal-based products. Its conductive products compete with other carbon products, such as carbon black.

        Competition with respect to its existing products sold to the transportation, semiconductor, aerospace and electronic thermal management markets is based primarily on quality and price. Competition with respect to its services and its new products is, and is expected to be, based primarily on product innovation, performance and cost effectiveness as well as customer service, with the relative importance of these factors varying among products and customers.

                              ENVIRONMENTAL MATTERS

        We are subject to a wide variety of federal, state, local and foreign laws and regulations relating to the presence, storage, handling, generation, treatment, emission, release, discharge and disposal of hazardous, toxic and other substances and wastes governing our current and former properties and neighboring properties and our current operations. These laws and regulations (and the enforcement thereof) are periodically changed and are becoming increasingly stringent. We have experienced some level of regulatory scrutiny at most of our current and former facilities, have been required to take remedial action and have incurred related costs in the past and may experience further regulatory scrutiny, be required to take further remedial action and incur additional costs in the future. Although this has not been the case in the past, these costs could have a material adverse effect on us in the future.

        The principal U.S. laws and regulations to which we are subject include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Safe Drinking Water Act and similar state and local laws which regulate air emissions, water discharges and hazardous waste generation, treatment, storage, handling, transportation and disposal. In addition, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and

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

Reauthorization Act of 1986 and the Small Business Liability Relief and Brownfields Revitalization Act of 2002, and similar state laws provide for responses to and liability for releases of hazardous substances into the environment. The Toxic Substances Control Act and related laws are designed to assess the risk of new products to health and to the environment at early developmental stages. Finally, laws adopted or proposed in various states impose or may impose, as the case may be, reporting or remediation requirements if operations cease or property is transferred or sold.

        Our manufacturing operations outside the U.S. are subject to the laws and regulations of the countries in which those operations are conducted. These laws and regulations primarily relate to pollution prevention and the control of the impacts of industrial activities on the quality of the air, water and soil. Regulated activities include, among other things: use of hazardous substances; packaging, labeling and transportation of products; management and disposal of toxic wastes; discharge of industrial and sanitary wastewater; and emissions to the air.

        We believe that we are currently in material compliance with the federal, state, local and foreign environmental laws and regulations to which we are subject. We have received and continue periodically to receive notices from the U.S. Environmental Protection Agency or state environmental protection agencies, as well as claims from others, alleging that we are a potentially responsible party (a "PRP") under Superfund and similar state laws for past and future remediation costs at hazardous substance disposal sites. Although Superfund liability is joint and several, in general, final allocation of responsibility at sites where there are multiple PRPs is made based on each PRP's relative contribution of hazardous substances to the site. Based on information currently available to us, we believe that any potential liability we may have as a PRP will not have a material adverse effect on us.

        We have sold or closed a number of facilities that had solid waste landfills. In the case of sold facilities, we have retained ownership of the landfills. We have closed these landfills, and we believe that we have done so in material compliance with applicable laws and regulations. We continue to monitor these landfills pursuant to applicable laws and regulations. To date, the costs associated with the landfills have not been, and we do not anticipate that future costs will be, material to us.

        We establish accruals for environmental liabilities where it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. We adjust accruals as new remediation and other commitments are made and as information becomes available which changes estimates previously made.

        Estimates of future costs of environmental protection are necessarily imprecise due to numerous uncertainties, including the impact of new laws and regulations, the availability and application of new and diverse technologies, the extent of insurance coverage, the identification of new hazardous substance disposal sites at which we may be a PRP and, in the case of sites subject to Superfund and similar state laws, the ultimate allocation of costs among PRPs and the final determination of remedial requirements. Subject to the inherent imprecision in estimating such future costs, but taking into consideration our experience to date regarding environmental matters of a similar nature and facts currently known, we believe that costs and capital expenditures (in each case, before adjustment for inflation) for environmental protection will not increase materially over the next several years.


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

                                   PROPERTIES

        We operate the following facilities, which are owned or leased as indicated.


                                                                                       OWNED OR
LOCATION OF FACILITY              PRIMARY USE                                           LEASED
--------------------              -----------                                           ------

U.S.

  Irvine, California.........     Machine Shop                                          Leased
  Wilmington, Delaware.......     Corporate Headquarters and Sales Office               Leased
  Lakewood, Ohio.............     Flexible Graphite Manufacturing Facility and
                                    Sales Office                                        Owned
  Parma, Ohio................     Technology Center and Flexible Graphite
                                    Manufacturing Facility                              Owned
  Clarksville, Tennessee.....     Sales Office, Shared Service Center and Machine
                                    Shop                                                Owned
  Columbia, Tennessee........     Carbon Electrode Manufacturing Facility and Sales
                                    Office                                              Owned
  Lawrenceburg, Tennessee....     Advanced Carbon Materials Manufacturing Facility      Owned
  Clarksburg, West Virginia..     Advanced Graphite Materials Manufacturing
                                    Facility and Sales Office                           Owned

EUROPEAN

  Calais, France.............     Electrode Manufacturing Facility                      Owned
  Notre Dame, France.........     Electrode and Advanced Graphite Materials
                                    Manufacturing Facility and Sales Office             Owned
  Notre Dame, France.........     Cathode Manufacturing Facility and Sales Office       Leased
  Venissieux, France.........     Cathode Manufacturing Facility and Technology
                                    Center                                              Owned
  Malonno, Italy.............     Machine Shop                                          Owned
  Saronno, Italy.............     Sales Office                                          Leased
  Moscow, Russia.............     Sales Office                                          Leased
  Vyazma, Russia.............     Electrode Manufacturing Facility                      Owned
  Pamplona, Spain............     Electrode Manufacturing Facility and Sales Office     Owned
  Etoy, Switzerland..........     Sales Office and European Headquarters                Owned
  Sheffield, United Kingdom..     Machine Shop and Sales Office                         Owned

OTHER INTERNATIONAL

  Salvador Bahia, Brazil.....     Electrode and Cathode Manufacturing Facility          Owned
  Sao Paulo, Brazil..........     Sales Office                                          Leased
  Welland, Canada............     Sales Office                                          Owned
  Beijing, China.............     Sales Office                                          Leased
  Hong Kong, China...........     Sales Office                                          Leased
  Monterrey, Mexico..........     Electrode Manufacturing Facility and Sales Office     Owned
  Meyerton, South Africa.....     Electrode Manufacturing Facility and Sales Office     Owned



---------------

        We believe that our facilities, which are of varying ages and types of construction, are in good condition, are suitable for our operations and generally provide sufficient capacity to meet our requirements for the foreseeable future.

                                    EMPLOYEES

        At March 31, 2002, we had 3,847 employees, of which 1,868 were in Europe (including Russia), 817 were in Mexico and Brazil, 379 were in South Africa, 4 were in Canada, 773 were in the U.S. and 6 were in the Asia Pacific region. At March 31, 2002, we had 2,641 hourly employees.



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

        At March 31, 2002, about 65% of our worldwide employees were covered by collective bargaining or similar agreements, which expire at various times in each of the next several years. At March 31, 2002, about 1,714 employees, or 45% of our employees, were covered by agreements, which expire, or are subject to renegotiation, at various times through March 31, 2003. We believe that our relationships with our unions are satisfactory and that we will be able to renew or extend our collective bargaining or similar agreements on reasonable terms as they expire. We cannot assure you, however, that renewed or extended agreements will be reached without a work stoppage or strike or will be reached on terms satisfactory to us.

        Excluding our subsidiaries prior to the time when we acquired them, we have not had any material work stoppages or strikes during the past decade.

                                    INSURANCE

        We obtain insurance against civil liabilities relating to personal injuries to third parties, for loss of or damage to property and for environmental matters to the extent that it is currently available and provides coverage that we believe is appropriate upon terms and conditions and for premiums that we consider fair and reasonable. We believe that we have insurance providing coverage for claims and in amounts that we believe appropriate as described above. We cannot assure you, however, that we will not incur losses beyond the limits of or outside the coverage of our insurance. We currently believe that recovery under our insurance, if any, will not materially offset liabilities that have or may become due in connection with antitrust investigations, lawsuits or claims.

                                   MANAGEMENT

        The following table sets forth certain information concerning our executive officers and directors as of the date of this prospectus. The ages of our executive officers and directors are as of March 1, 2002.


NAME                                       AGE                        POSITION
----                                       ---                        --------

Gilbert E. Playford...................      54   Chairman of the Board and Chief Executive Officer, GTI
Corrado F. De Gasperis................      36   Vice President, Chief Financial Officer and Chief
                                                 Information Officer, GTI
Scott C. Mason........................      42   Executive Vice President, GTI and President, Advanced
                                                 Energy Technology Division
Karen G. Narwold......................      42   Vice President, General Counsel, Human Resources
                                                 and Secretary, GTI
Craig S. Shular.......................      49   President and Chief Operating Officer, GTI and
                                                 President, Graphite Power Systems Division
R. Eugene Cartledge...................      72   Director
Mary B. Cranston......................      54   Director
John R. Hall..........................      69   Director
Thomas Marshall.......................      73   Director
Ferrell P. McClean....................      55   Director
Michael C. Nahl.......................      59   Director


EXECUTIVE OFFICERS

        GILBERT E. PLAYFORD is, as of May 2002, the Chairman of the Board and Chief Executive Officer of GTI. Mr. Playford joined GTI as President and Chief Executive Officer in June 1998. In September 1999, Mr. Playford also became the Chairman of the Board. From January 1996 to June 1998, he was the President and Chief Executive Officer of LionOre Mining International Ltd., a Toronto Stock Exchange company, which he founded and which is engaged in mining nickel in Botswana and nickel/gold in Australia. Prior to founding LionOre Mining International Ltd., of which he continues to serve as a director and non-executive Deputy Chairman, Mr. Playford spent his career with Union Carbide Corporation. We are the successor to the Carbon Products Division of Union Carbide. Mr. Playford began his career in 1972 with Union Carbide in Canada. In 1989, after several years in Europe and Canada, he was appointed Corporate Vice President, Strategic Planning of Union Carbide. In 1990, he became Vice President, Corporate Holdings of Union Carbide. He assumed the additional responsibility of President and Chief Executive Officer of Union Carbide's Canadian subsidiary in 1991. Mr. Playford was named Vice President, Treasurer and Principal Financial Officer of Union Carbide in 1992. In his capacity as Principal Financial Officer of Union Carbide, he also served as a nominee of Union Carbide on GTI's Board of Directors from 1992 until our leveraged equity recapitalization in January 1995. He took on additional duties as Vice President for Union Carbide's latex and paint business in 1993. Mr. Playford left Union Carbide in January 1996.

     CORRADO F. DE GASPERIS became Chief Financial Officer of GTI in May 2001 in addition to his duties as Vice President and Chief Information Officer, which he assumed in February 2000. He served as Controller from June 1998 to February 2000. From 1987 through June 1998, he was with KPMG LLP, most recently as a Senior Assurance Manager in the Manufacturing, Retail and Distribution Practice. KPMG had announced his admittance into their partnership effective July 1, 1998.

     SCOTT C. MASON became Executive Vice President of GTI and President of the Advanced Energy Technology Division in May 2002. He served as Executive Vice President of the Advanced Energy

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

Technology Division from February 2001 until May 2002. He served as Chief Financial Officer and Vice President of Graftech and our Director of Mergers and Acquisitions from April 2000 to March 2001. Prior to joining us, Mr. Mason was Vice President-Supply Chain Logistics for Union Carbide. From 1996 to 1999, Mr. Mason served as Director of Operations and then as Business Director for the Unipol Polymers Business of Union Carbide. Mr. Mason served from 1981 to 1996 in various financial, sales and marketing, operations and mergers and acquisition management positions at Union Carbide. He began his career in 1981 in the Chemicals and Plastics Division of Union Carbide.

     KAREN G. NARWOLD became Vice President, General Counsel and Secretary of GTI in September 1999 and also assumed responsibility for our human resources department effective January 2002. She joined our Law Department in July 1990 and served as Assistant General Counsel from June 1995 to January 1999 and Deputy General Counsel from January 1999 to September 1999. She was an associate with Cummings & Lockwood from 1986 to 1990.

     CRAIG S. SHULAR became President and Chief Operating Officer of GTI and President of the Graphite Power Systems Division in May 2002. He served as Executive Vice President of the Graphite Power Systems Division from June 2001 and as Vice President and Chief Financial Officer from January 1999, with the additional duties of Executive Vice President, Electrode Sales and Marketing from May 2000. From 1976 through 1998, he held various finance and auditing positions in various divisions of Union Carbide, including the Carbon Products Division from 1976 to 1979.

DIRECTORS

        R. EUGENE CARTLEDGE became a director in February 1996. From 1986 until his retirement in 1994, Mr. Cartledge was the Chairman of the Board and Chief Executive Officer of Union Camp Corporation. Mr. Cartledge retired as Chairman of the Board of Savannah Foods & Industries Inc. in December 1997. He is a director of Chase Industries, Inc., Sun Company, Inc., Delta Air Lines, Inc. and Formica Corporation. Mr. Cartledge is Chairman of the Nominating Committee and a member of the Organization, Compensation and Pension Committee of GTI's Board of Directors.

        MARY B. CRANSTON became a director in January 2000. Ms. Cranston is a partner and has served since 1999 as Chairperson of Pillsbury Winthrop LLP, an international law firm. Ms. Cranston is based in San Francisco, California. Ms. Cranston has been practicing complex litigation, including antitrust, telecommunications and securities litigation, with Pillsbury Winthrop LLP since 1975. She is a director of the San Francisco Chamber of Commerce and the Bay Area Council, and a trustee of the San Francisco Ballet and Stanford University. Ms. Cranston is a member of the Audit and Finance Committee and the Nominating Committee of GTI's Board of Directors.

        JOHN R. HALL became a director in November 1995. From 1981 until his retirement in 1997, Mr. Hall was Chairman of the Board and Chief Executive Officer of Ashland Inc. Mr. Hall had served in various engineering and managerial capacities at Ashland Inc. since 1957. He retired as Chairman of Arch Coal Inc. in 1998. He served as a director of Reynolds Metals Company from 1985 to 2000. He currently serves as a member of the Boards of Bank One Corporation, Canada Life Assurance Company, CSX Corporation, Humana Inc. and USEC Inc. Mr. Hall graduated from Vanderbilt University in 1955 with a degree in Chemical Engineering and later served as Vanderbilt's Board Chairman from 1995 to 1999. Mr. Hall is Chairman of the Organization, Compensation and Pension Committee of GTI's Board of Directors.

        THOMAS MARSHALL became a director in June 1998. Mr. Marshall retired in 1995 as Chairman of the Board and Chief Executive Officer of Aristech Chemical Corporation, a spinoff of USX Corporation, which positions he had held since 1986. Mr. Marshall had previously served as President of the U.S.


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Diversified Group, a unit covering 18 divisions and subsidiaries, including
Manufacturing, Fabricating and Chemicals, of USX Corporation. Mr. Marshall serves on the Board of the National Flag Foundation. He is a trustee of the University of Pittsburgh and Chairman of the Thomas Marshall Foundation. Mr. Marshall is a member of the Organization, Compensation and Pension Committee of GTI's Board of Directors.

        FERRELL P. MCCLEAN became a director in February 2002. Ms. McClean was the Managing Director and Senior Advisor to the head of the Global Oil & Gas Group in Investment Banking at J.P. Morgan Chase & Co. from 2000 through the end of 2001. Ms. McClean joined J.P. Morgan & Co. Incorporated in 1969 and founded the Leveraged Buyout and Restructuring Group within the Mergers & Acquisitions Group in 1986. From 1991 until 2000, Ms. McClean was the Managing Director and co-headed the Global Energy Group within the Investment Banking Group at J.P. Morgan & Co. Ms. McClean is a member of the Audit and Finance Committee of GTI's Board of Directors.

        MICHAEL C. NAHL became a director in January 1999. Mr. Nahl is Senior Vice President and Chief Financial Officer of Albany International Corp, a manufacturer of paper machine clothing, which are the belts of fabric that carry paper stock through the paper production process. Mr. Nahl joined Albany International Corporation in 1981 as Group Vice President, Corporate and was appointed to his present position in 1983. Mr. Nahl is a member of the Chase Manhattan Corporation Northeast Regional Advisory Board. Mr. Nahl is Chairman of the Audit and Finance Committee and a member of the Nominating Committee of GTI's Board of Directors.


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                        DESCRIPTION OF SENIOR FACILITIES

        In February 2000, we completed a debt recapitalization and obtained the Senior Facilities.

        In the 2000 third quarter, pursuant to our debt recapitalization in February 2000, our Italian subsidiary entered into a [euro] 17 million (about $15 million, based on currency exchange rates in effect in September 2000) long-term debt arrangement with a third party lender. We also placed on deposit with the third party lender funds in the same amount, which secure the debt. Since we had the legal right to set-off, and the intent to do so, such amounts have been netted and are not reflected separately in the Consolidated Balance Sheets. In February 2002, in connection with the corporate realignment of our subsidiaries, we exercised our right of set-off and retired the debt arrangement.

        In October 2000, the Senior Facilities were amended to, among other things, increase the maximum leverage ratio permitted thereunder through June 30, 2001. In connection therewith, we paid an amendment fee of $2 million and the margin which is added to either euro LIBOR or the alternate base rate in order to determine the interest rate payable thereunder increased by 25 basis points.

        In April 2001, the Senior Facilities were amended to, among other things, exclude certain expenses incurred in connection with the lawsuit initiated by us against our former parents (up to a maximum of $20 million, but not more than $3 million in any quarter) and certain charges and payments in connection with antitrust fines, settlements and expenses from the calculation of financial covenants. Charges (over and above the $340 million charge recorded in 1997) recorded on or before June 30, 2002 for antitrust fines, settlements and expenses are excluded from the calculation of financial covenants (until paid) up to a maximum of $75 million (reduced by the amount of certain debt, other than the Notes, incurred by us that is not incurred under the Senior Facilities, $6 million of which debt was outstanding at December 31, 2001). The fine assessed by the antitrust authority of the European Union, as well as the additional $10 million charge recorded in July 2001 and any payments related to such fine (including payments within the $340 million charge recorded in 1997), are excluded from the calculation of financial covenants through June 30, 2002.

        In July 2001, the Senior Facilities were amended to, among other things, change our financial covenants so that they were less restrictive through 2006 than would otherwise have been the case. In connection therewith, we have agreed that our investments in Graftech and any of our other unrestricted subsidiaries after this amendment will be made in the form of secured loans, which will be pledged to secure the Senior Facilities, and the maximum amount of capital expenditures permitted under the Senior Facilities would be reduced in 2001 and 2002. We do not expect that our capital expenditures would exceed such maximums. In connection therewith, we paid an amendment fee of $2 million and the margin which is added to either euro LIBOR or the alternate base rate in order to determine the interest rate payable thereunder increased by 25 basis points.

        In December 2001, the Senior Facilities were amended to, among other things, permit the corporate realignment of our subsidiaries. In connection therewith, we paid an amendment fee of $1 million.

        In February 2002, the Senior Facilities were amended to, among other things, permit us to issue up to $400 million aggregate principal amount of Initial Notes, to pledge certain unsecured intercompany term notes and unsecured guarantees of those notes to secure the Initial Notes, to have certain U.S. subsidiaries holding a substantial majority of our U.S. assets guarantee the Initial Notes and to have those U.S. subsidiaries pledge shares of our subsidiary, Graftech, to secure such guarantees.



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        In connection with this amendment, our maximum permitted leverage ratio was substantially increased and our minimum required interest coverage ratio was substantially decreased while maintaining full availability of our revolving credit facility. The amendment also changed the manner in which net debt and EBITDA are calculated to exclude certain fees, costs and expenses (including fees of counsel and experts) in connection with the lawsuit initiated by us against our former parents as well as any letter of credit issued to secure payment of the antitrust fine assessed against us by the antitrust authority of the European Union. In addition, the amendment expanded our ability to make certain investments, including investments in Graftech, and eliminated provisions relating to a spin-off of Graftech. In connection therewith, we paid an amendment fee of $1 million and the margin which is added to either euro LIBOR or the alternate base rate in order to determine the interest rate payable thereunder increased by 37.5 basis points.

        In connection with the issuance of New Notes in May 2002, the Senior Facilities were amended to, among other things, permit us to issue the New Notes on the same terms as those relating to the Initial Notes issued in February 2002. In connection with this amendment, our maximum permitted leverage ratio was changed to measure the ratio of net senior secured debt to EBITDA as against new specified amounts. Our interest coverage ratio was also changed. We believe that these changed ratios will provide us with greater flexibility. In addition, the amendment reduced the maximum amount available under our revolving credit facility to [euro] 200 million from [euro] 250 million ([euro] 25 million of which can only be used to pay or secure payment of the fine assessed by the antitrust authority of the European Union) and reduced the basket for certain debt incurred by us that is not incurred under the Senior Facilities to $75 million from $130 million ($24 million of which debt was outstanding at March 31, 2002). In connection therewith, we paid fees and costs of $1 million.

        The Senior Facilities are described below.

        The Senior Facilities consist of:

        o A Tranche A Facility providing for initial term loans of $137 million and of [euro] 161 million (equivalent to $158 million based on currency exchange rates in effect at February 22, 2000) to UCAR Finance. The Tranche A Facility amortizes in quarterly installments over six years, commencing June 30, 2000, with quarterly installments ranging from about [euro] 2 million in 2000 to about [euro] 17 million in 2005, with the final installment payable on December 31, 2005. In October 2000, we converted $78 million of these term loans from dollar-denominated to euro-denominated loans.

        o A Tranche B Facility providing for initial term loans of $350 million to UCAR Finance. The Tranche B Facility amortizes over eight years, commencing June 30, 2000, with nominal quarterly installments during the first six years, and quarterly installments of $41 million in 2006 and 2007, with the final installment payable on December 31, 2007.

        o A Revolving Facility providing for dollar and euro denominated revolving and swingline loans to, and the issuance of dollar-denominated letters of credit for the account of, UCAR Finance and certain of our other subsidiaries in an aggregate principal and stated amount at any time not to exceed [euro] 200 million. The Revolving Facility terminates on February 22, 2006. As a condition to each borrowing under the Revolving Facility, we are required to represent, among other things, that the aggregate amount of payments made (excluding certain imputed interest) and additional reserves created in connection with antitrust, securities and stockholder derivative investigations, lawsuits and claims do not exceed $340 million by more than $75 million, which $75 million is reduced by the amount of certain debt, other than the Notes, incurred by us that is not incurred under the Senior Facilities.



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        After completion of our public offering of common stock in July 2001, our private offerings of Existing Notes in February and May 2002 and the initial application of the net proceeds therefrom, the aggregate principal payments due on the Tranche A and Tranche B Term Loans are as follows: no payments in 2002, 2003, 2004, 2005, or 2006 and $131 million in 2007.

        We are generally required to make mandatory prepayments in the amount of:

        o Either 75% or 50% (depending on our leverage ratio, which is the ratio of our adjusted net debt to our adjusted total EBITDA) of adjusted excess cash flow. The obligation to make these prepayments, if any, arises after the end of each year with respect to adjusted excess cash flow during the prior year.

        o 100% of the net proceeds of certain asset sales or incurrence of certain indebtedness.

        o 50% of the net proceeds of the issuance of any GTI equity securities.

        We may make voluntary prepayments under the Senior Facilities. There is no penalty or premium due in connection with prepayments (whether voluntary or mandatory).

        UCAR Finance makes secured and guaranteed intercompany loans of the net proceeds of borrowings under the Senior Facilities to UCAR Global's subsidiaries. The obligations of UCAR Finance under the Senior Facilities are secured, with certain exceptions, by first priority security interests in all of these intercompany loans (including the related security interests and guarantees). Following completion of the sale of the Initial Notes and certain transactions related to the corporate realignment of our subsidiaries in February 2002, these intercompany loans consist of intercompany revolving loans to UCAR Carbon and our Swiss subsidiary.

        GTI has unconditionally and irrevocably guaranteed the obligations of UCAR Finance under the Senior Facilities. This guarantee is secured, with certain exceptions, by first priority security interests in all of the outstanding capital stock of UCAR Global and UCAR Finance, all of the intercompany debt owed to GTI and GTI's interest in the lawsuit initiated by us against our former parents.

        GTI, UCAR Global and each of UCAR Global's subsidiaries has guaranteed, with certain exceptions, the obligations of UCAR Global's subsidiaries under the intercompany loans, except that our foreign subsidiaries have not guaranteed the intercompany loans of our U.S. subsidiaries.

        The obligations of UCAR Global's subsidiaries under the intercompany loans as well as these guarantees are secured, with certain exceptions, by first priority security interests in substantially all of our assets, except that no more than 65% of the capital stock or other equity interests in our foreign subsidiaries held directly by our U.S. subsidiaries and no other foreign assets secure obligations or guarantees of our U.S. subsidiaries.

        The interest rates applicable to the Tranche A and Revolving Facilities are, at our option, either euro LIBOR plus a margin ranging from 1.375% to 3.375% (depending on our leverage ratio) or the alternate base rate plus a margin ranging from 0.375% to 2.375% (depending on our leverage ratio). The interest rate applicable to the Tranche B Facility is, at our option, either euro LIBOR plus a margin ranging from 2.875% to 3.625% (depending on our leverage ratio) or the alternate base rate plus a margin ranging from 1.875% to 2.625% (depending on our leverage ratio). The alternate base rate is the higher of the prime rate announced by JP Morgan Chase Bank or the federal funds effective rate, plus 0.50%. UCAR Finance pays a per annum fee ranging from 0.375% to 0.500% (depending on our leverage ratio) on the undrawn portion of the commitments under the Revolving Facility. At March 31, 2002, the



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interest rates on outstanding debt under the Senior Facilities were: Tranche A euro Facility, 6.8%; Tranche B Facility, 5.6%; and Revolving Facility, 5.3%. The weighted average interest rate on the Senior Facilities was 5.6% during the 2002 first quarter.

        We enter into agreements with financial institutions, which are intended to limit, or cap, our exposure to incurrence of additional interest expense due to increases in variable interest rates. Use of these agreements is allowed with the Senior Facilities.

        The Senior Facilities contain a number of significant covenants that, among other things, restrict our ability to sell assets, incur additional debt, repay or refinance other debt or amend other debt instruments, create liens on assets, enter into sale and leaseback transactions, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures, make intercompany dividend payments to GTI, pay intercompany debt owed to GTI, engage in transactions with affiliates, pay dividends to stockholders of GTI or make other restricted payments and that otherwise restrict corporate activities. In addition, we are required to comply with specified minimum interest coverage and maximum leverage ratios, which become more restrictive over time, beginning December 31, 2002.

        GTI is a holding company that derives substantially all of its cash flow from UCAR Global. GTI's ability to pay dividends or repurchase common stock from earnings or cash flow from operating or investing activities is dependent upon the earnings and cash flow from operating or investing activities of UCAR Global and its subsidiaries and the distribution of those earnings and cash flows by UCAR Global to GTI. Under the Senior Facilities, GTI is permitted to pay dividends on common stock and repurchase common stock only in an annual aggregate amount of $25 million, plus up to an additional $25 million if certain leverage ratio and excess cash flow requirements are satisfied. We are also permitted to repurchase common stock from present or former directors, officers or employees in an aggregate amount of up to the lesser of $5 million per year (with unused amounts permitted to be carried forward) or $25 million on a cumulative basis since February 22, 2000. In addition, UCAR Global is permitted to pay dividends to GTI for those purposes and also in respect of GTI's administrative fees and expenses and to fund payments in connection with antitrust, securities and stockholder derivative investigations, lawsuits and claims. The total amount of dividends to fund those payments (in each case, excluding certain imputed interest), plus the total amount paid on intercompany debt owed to GTI for the same purpose (in each case, excluding certain imputed interest), plus the amount of additional reserves created with respect to these investigations, lawsuits and claims may not exceed $340 million by more than $75 million, which $75 million is reduced by the amount of certain debt, other than the Notes, incurred by us that is not incurred under the Senior Facilities.

        In addition to the failure to pay principal, interest and fees when due, events of default under the Senior Facilities include: failure to comply with applicable covenants; failure to pay when due, or other defaults permitting acceleration of, other indebtedness exceeding $7.5 million; judgment defaults in excess of $7.5 million to the extent not covered by insurance; certain events of bankruptcy; and certain changes in control.



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                            DESCRIPTION OF THE NOTES

        UCAR Finance Inc. issued the Existing Notes and will issue the Exchange Notes under the Indenture dated as of February 15, 2002, as amended by the Supplemental Indenture dated as of April 30, 2002 (the "Indenture") between itself, each of the Guarantors and State Street Bank and Trust Company, as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act").

        Certain terms used in this description are defined under "-Certain Definitions." In this description, the word "Company" refers only to UCAR Finance Inc. and not to any of its affiliates or subsidiaries.

        On February 15, 2002, we issued $400.0 million aggregate principal amount of 10 1/4 % Senior Notes due 2012 under the Indenture and, on May 6, 2002, we issued an additional $150 million aggregate principal amount of 10 1/4 % Senor Notes due 2012 under the Indenture. The New Notes and the Initial Notes WILL BE TREATED AS A SINGLE SERIES under the Indenture, including for purposes of determining whether the required percentage of Holders has given approval or consent to an amendment or waiver or joined in directing the Trustee to take certain actions on behalf of all Holders.

        The following description is only a summary of the material provisions of the Indenture, the Registration Rights Agreement with respect to the Initial Notes, the Registration Rights Agreement with respect to the New Notes, the Graftech Pledge Agreement, the Lien Subordination Agreement and the Intercompany Note Obligations. You should read the Indenture, each Registration Rights Agreement, the Graftech Pledge Agreement, the Lien Subordination Agreement and the Intercompany Note Obligations because they, not this description, define your rights as Holders of the Notes. You may request copies of these documents at the address set forth under the heading "Where You Can Find More Information."

BRIEF DESCRIPTION OF THE EXCHANGE NOTES

        The form and terms of the Exchange Notes are the same as the form and terms of the Existing Notes, except that the Exchange Notes have been registered under the Securities Act and therefore will not bear legends restricting the transfer thereof.

        o       will be unsecured senior obligations of the Company;

        o will be senior in right of payment to any future Subordinated Obligations of the Company;

        o will be guaranteed by GrafTech International, UCAR Global, UCAR Carbon and the Subsidiary Guarantors; and

        o will benefit from the issuance to the Company by certain Foreign Restricted Subsidiaries of Intercompany Notes and Intercompany Note Guarantees, a portion of which is pledged to the Trustee.

        Subject to the covenants described below under "--Certain Covenants" and applicable law, the Company may issue additional notes ("Additional Notes") under the Indenture. The Existing Notes, the Exchange Notes and any Additional Notes subsequently issued will be treated as a single class for all purposes under the Indenture.



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PRINCIPAL, MATURITY AND INTEREST

        The Company will issue the Exchange Notes with a maximum aggregate principal amount of $550.0 million. The Company will issue the Exchange Notes in denominations of $1,000 and any integral multiple of $1,000. The Exchange Notes will mature on February 15, 2012. Subject to our compliance with the covenant described under "-Certain Covenants-Limitation on Indebtedness," the Company is entitled to, without the consent of the Holders, issue an unlimited amount of Notes under the Indenture on the same terms and conditions and with the same CUSIP numbers as the Existing Notes (the "Additional Notes"), provided, however, that the Company makes one or more Intercompany Loans equal to the gross proceeds of such Additional Notes to one or more Foreign Restricted Subsidiaries. The Notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this "Description of the Notes," references to the Notes include any Additional Notes actually issued.

        Interest on the Notes will accrue at the rate of 10 1/4% per annum and will be payable semiannually in arrears on February 15 and August 15, commencing on August 15, 2002. We will make each interest payment to the Holders of record of the Notes on the immediately preceding February 1 and August 1. We will pay interest on overdue principal at a rate of 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful.

        Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the most recent interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

        Additional interest may accrue on the Notes in certain circumstances pursuant to the Registration Rights Agreements.

OPTIONAL REDEMPTION

        Except as set forth below, we will not be entitled to redeem the Notes at our option prior to February 15, 2007.

        On and after February 15, 2007, we will be entitled at our option to redeem all or a portion of the Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on February 15 of the years set forth below:

YEAR                                                             PERCENTAGE
----                                                             ----------
2007...................................................           105.125%
2008...................................................           103.417
2009...................................................           101.708
2010 and thereafter....................................           100.000%

        In addition, prior to February 15, 2005, we will be entitled at our option on one or more occasions to redeem Notes (which includes Additional Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the Notes (which includes Additional Notes, if any) originally issued at a redemption price (expressed as a percentage of principal amount) of 110.25%, plus accrued



                                      131
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and unpaid interest to the redemption date, with the net cash proceeds from one or more Public Equity Offerings; provided that:

        (1) at least 65% of such aggregate principal amount of Notes (which includes Additional Notes, if any) remains outstanding immediately after the occurrence of each such redemption (other than Notes held, directly or indirectly, by us or our Affiliates); and

        (2) each such redemption occurs within 60 days after the date of the related Public Equity Offering.

SELECTION AND NOTICE OF REDEMPTION

        If we are redeeming less than all of the Notes at any time, the Trustee will select Notes to be redeemed on a pro rata basis or by lot.

        We will redeem Notes of $1,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to the Trustee and each Holder of record of Notes to be redeemed at its registered address.

        If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. We will issue a new Note in a principal amount equal to the unredeemed portion of the original Note registered in the name of the Holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

MANDATORY REDEMPTION; OFFERS TO PURCHASE; OPEN MARKET PURCHASES

        We are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, we may be required to offer to purchase Notes as described under "-Change of Control," "-Certain Covenants-Limitation on Sales of Assets and Subsidiary Stock" and "-Intercompany Notes and Intercompany Note Guaranties." We are entitled at any time and from time to time to purchase Notes in the open market or otherwise.

GUARANTIES

        GrafTech International, UCAR Global, UCAR Carbon and the Subsidiary Guarantors jointly and severally have guaranteed, on a senior basis, obligations of the Company under the Notes. All of these guarantees are unsecured, except for the UCAR Carbon Guaranty.

        GrafTech International has no material assets other than the common stock of UCAR Global and the Company and its interest in the UCC/MC Lawsuit. GrafTech International has no other material liabilities or obligations other than the Antitrust Fines (which Antitrust Fines have been assessed against GrafTech International and not its Subsidiaries) and the related Lien filed by the U.S. Department of Justice, an intercompany promissory note owed to UCAR Global issued in connection with a leveraged equity recapitalization of GrafTech International and its Subsidiaries in 1995, its guaranties under the Credit Agreement and certain guaranties of Indebtedness and commercial obligations of its Subsidiaries.

        UCAR Global has no material assets other than the common stock of UCAR Carbon and the intercompany promissory note from GrafTech International. UCAR Global has no other material



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liabilities or obligations other than intercompany promissory notes, its guaranties under the Credit Agreement and certain guaranties of Indebtedness and commercial obligations of its Subsidiaries.

        After the Realignment, UCAR Carbon will have no material assets other than the common stock of the operating and other subsidiaries of GrafTech International, other than the Company, and ownership of certain of our intellectual property. In connection with the Realignment, some foreign subsidiaries currently owned by U.S. subsidiaries have been or will be transferred to UCAR S.A., our Swiss subsidiary. In addition, in connection with the Realignment, certain new U.S. subsidiaries may be formed that will be held by UCAR Carbon and to which UCAR Carbon will transfer its operating businesses. UCAR Carbon will continue to retain ownership of our intellectual property (other than the intellectual property owned by our subsidiary, Graftech), which it will continue to license to our subsidiaries.

        The Company has no material assets other than a secured intercompany revolving note from UCAR S.A., the Intercompany Notes, the Intercompany Note Guarantees, other intercompany promissory notes (including Cash Flow Notes) and assets in connection with treasury, cash management, cash pooling and hedging activities for GrafTech International and its Restricted Subsidiaries. The Company has no material liabilities or obligations other than its obligations under the Credit Agreement, intercompany promissory notes (including Cash Flow Notes) and its obligations in connection with treasury, cash management, cash pooling and hedging activities for GrafTech International and its Restricted Subsidiaries. Some or all of those Cash Flow Notes are expected to be effectively contributed to or assumed by UCAR S.A.

        The obligations of UCAR Global, UCAR Carbon and each Subsidiary Guarantor under their respective Guaranties are limited as necessary to prevent the UCAR Global Guaranty, the UCAR Carbon Guaranty or that Subsidiary Guaranty, as the case may be, from being rendered voidable under fraudulent conveyance, fraudulent transfer or similar laws affecting the rights of creditors generally. See "Risk Factors."

        Each Guarantor (other than GrafTech International) that makes a payment under its Guaranty will be entitled to a contribution from each other Guarantor (other than GrafTech International) in an amount equal to such other Guarantor's pro rata portion of such payment based on the respective net assets of all the Guarantors (other than GrafTech International) at the time of such payment determined in accordance with GAAP.

        If the UCAR Global Guaranty, the UCAR Carbon Guaranty or a Subsidiary Guaranty were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of UCAR Global, UCAR Carbon or the applicable Subsidiary Guarantor, as the case may be, and, depending on the amount of such indebtedness, UCAR Global's, UCAR Carbon's or a Subsidiary Guarantor's liability on its Guaranty could be reduced to zero.

        Pursuant to the Indenture, GrafTech International, UCAR Global, UCAR Carbon and any of the Subsidiary Guarantors may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described under "-Certain Covenants-Merger and Consolidation"; provided, however, that in the case of a merger, consolidation or transfer involving GrafTech International, UCAR Global or UCAR Carbon, if the resulting, surviving or transferee Person is not GrafTech International, UCAR Global or UCAR Carbon, as the case may be, GrafTech International's obligations under the GrafTech International Guaranty, UCAR Global's obligations under the UCAR Global Guaranty and UCAR Carbon's obligations under the UCAR Carbon Guaranty, as the case may be, must be expressly assumed by such other Person.

        The Subsidiary Guaranty of a Subsidiary Guarantor will be released:



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        (1)     upon the sale or other disposition (including by way of
                consolidation or merger) of a Subsidiary Guarantor; or

        (2) upon the sale or disposition of all or substantially all of the assets of a Subsidiary Guarantor;

in each case other than a sale or disposition to GrafTech International or an Affiliate of GrafTech International and as permitted by the Indenture.

        The Subsidiary Guaranty of a Subsidiary Guarantor will also be released upon:

        (1) the merger or consolidation of such Subsidiary Guarantor with or into, or the dissolution and liquidation of such Subsidiary Guarantor into, a Restricted Subsidiary that is or becomes a Subsidiary Guarantor or another Person that Guarantees the Notes; or

        (2) the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary as permitted by the Indenture, provided that such Subsidiary Guarantor does not Guarantee any Indebtedness under the Credit Agreement from and after such designation.

        Graftech, one of our U.S. operating subsidiaries, has not Guaranteed the Existing Notes and will not Guarantee the Exchange Notes. In lieu of such Guarantee, UCAR Carbon has pledged the Capital Stock of Graftech held by UCAR Carbon (the "Pledged Graftech Stock") to the Trustee for the benefit of the Noteholders, subject to the limitation that at no time will the value of the pledged portion of the Pledged Graftech Stock exceed 19.99% of the principal amount of the then outstanding Notes. For purposes of the Indenture and all related documents, the terms "combined value" and "value," when used with respect to a pledge of shares, notes or guarantees of any issuer thereof, will be deemed to mean the aggregate principal amount, par value or book value thereof as carried by GrafTech International, or the market value thereof, whichever is greatest, so that, after giving effect to the 19.99% limitation referred to herein, the shares, notes and guarantees of each issuer of any thereof do not constitute a substantial portion of the collateral for the then outstanding Notes within the meaning of Rule 3-16 under Regulation S-X adopted by the SEC, as interpreted by the SEC or its staff, or any successor rule, regulation, order, interpretation or statute. The security interest in the Pledged Graftech Stock granted to the Trustee is junior to the security interest in the Pledged Graftech Stock granted to the lenders under the Credit Agreement.

INTERCOMPANY NOTES AND INTERCOMPANY NOTE GUARANTIES

        The Company has loaned the gross proceeds from the sale of the Initial Notes to Foreign Restricted Subsidiaries, up to the aggregate amount of Secured Intercompany Notes outstanding on the closing of such sale (approximately $391 million, based on currency exchange rates in effect on September 30, 2001 or $382 million, based on currency exchange rates in effect on March 31, 2002). In addition, the Company will lend the gross proceeds from any sale of Additional Notes (other than the New Notes) to one or more Foreign Restricted Subsidiaries. The Foreign Restricted Subsidiaries used the loans of the gross proceeds from the sale of the Initial Notes to repay to the Company their Secured Intercompany Notes and the Company, in turn, used these repayments to repay term and revolving loans outstanding under the Credit Agreement. To the extent that any gross proceeds have been or will be loaned to Foreign Restricted Subsidiaries, such Foreign Restricted Subsidiaries have or will become Intercompany Note Makers.

        We obtained consent from the holders of the Initial Notes to amend the Indenture so as to waive the requirement to use the gross proceeds of the offering of the New Notes to make Intercompany Loans



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to our Foreign Restricted Subsidiaries, and, on April 30, 2002, entered into a supplemental indenture to give effect to such amendment. The gross proceeds from the sale of the New Notes were not loaned to any Restricted Subsidiaries, but were applied (excluding accrued interest paid by the purchasers of New Notes) directly to repayments of Indebtedness under the Credit Agreement as described under "Use of Proceeds" and to the payment of the initial purchasers' discount and fees and expenses in connection with the offering of the New Notes.

        The Intercompany Note Makers have issued Intercompany Notes to the Company in an aggregate principal amount (based on currency exchange rates in effect on March 31, 2002) equal to $382 million, or about 69% of the aggregate principal amount of the Initial Notes and New Notes. In addition, the Intercompany Note Makers will issue Intercompany Notes to the Company in an aggregate principal amount equal to the amount of gross proceeds from the sale of Additional Notes (other than the New Notes) loaned to them.

        Certain Foreign Restricted Subsidiaries (including certain of the Intercompany Note Makers) have Guaranteed the obligations of all of the Intercompany Note Makers under the Intercompany Notes. In addition, UCAR SNC (our French operating subsidiary engaged in the graphite electrode business) has Guaranteed only the obligations of UCAR Holdings S.A. (a French holding company, which is the parent of UCAR SNC and which will be an Intercompany Note Maker). Our operating subsidiary in Italy engaged in the graphite specialties business and our operating subsidiary in Russia as well as Carbone Savoie, and certain immaterial foreign operating and holding companies are neither Intercompany Note Makers nor Intercompany Note Guarantors. The Intercompany Note Guaranties are limited as required to comply with applicable foreign law, which, in many cases, limit the Intercompany Note Guaranty of a particular Intercompany Note Guarantor to the net worth of such Intercompany Note Guarantor.

        The Company has pledged the Intercompany Notes and the Intercompany Note Guaranties to the Trustee for the benefit of the Noteholders, subject to the limitation that at no time will the combined value of the pledged portion of any Intercompany Note Obligor's Intercompany Note and Intercompany Note Guarantee exceed 19.99% of the principal amount of the then outstanding Notes. Intercompany Notes with an aggregate principal amount equal to $382 million (based on currency exchange rates in effect on March 31, 2002), or about 69% of the principal amount of the Existing Notes, will be pledged to secure the Notes outstanding after this offering. The Intercompany Notes held by the Company in an aggregate principal amount of less than 1% of the aggregate principal amount of the Existing Notes, or $1 million (based on currency exchange rates in effect on March 31, 2002) and any pledged Intercompany Notes that cease to be pledged due to a reduction in the principal amount of the then outstanding Notes due to redemption, repurchase or other events, will not be subject to any pledge and will be available to satisfy the claims of creditors (including the lenders under the Credit Agreement and the holders of the Notes) of the Company as their interests may appear.

        In general, Intercompany Notes cannot be prepaid unless the proceeds received by the Company upon prepayment are (i) invested in or loaned to a Guarantor, (ii) loaned to another Foreign Restricted Subsidiary that issues an Intercompany Note, which the Company thereafter pledges to the Trustee, subject to the limitation that at no time will the combined value of the pledged portion of such Foreign Restricted Subsidiary's Intercompany Note (and Intercompany Note Guarantee, if applicable) exceed 19.99% of the principal amount of the then outstanding Notes or (iii) applied to a mandatory offer to purchase the Notes at 100% of the principal amount, plus accrued but unpaid interest, in compliance with the Indenture. In connection with the mothballing and closure of our graphite electrode manufacturing operations as part of Project Phoenix, UCAR S.p.A., our Italian operating subsidiary engaged in the graphite electrode business, can prepay its Intercompany Note so long as the proceeds received by the Company are used in a manner consistent with all other Intercompany Note prepayments, as discussed above, or applied to prepayment of the term loans under the Credit Agreement.



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        The terms of the Intercompany Notes may not be changed without consent of the Noteholders, except in limited circumstances. The Company may, however, without consent of the Noteholders, change the rate at which interest accrues, the interest payment date, the currency of payment of principal and interest and, in certain circumstances, the currency in which the Intercompany Notes are denominated (subject to certain limitations) can be amended. In addition, the Company can amend the terms of the Intercompany Notes and Intercompany Note Guarantees to the extent necessary in order to comply with applicable law so long as the changes do not affect any of the material terms thereof.

        The obligations of the Intercompany Note Obligors will be limited as necessary to prevent the applicable Intercompany Note or Intercompany Note Guaranty from being rendered voidable under fraudulent conveyance, fraudulent transfer or similar laws affecting the rights of creditors generally. See "Risk Factors."

        If an Intercompany Note or an Intercompany Note Guaranty were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Intercompany Note Obligor and, depending on the amount of such indebtedness, an Intercompany Note Obligor's liability on its Intercompany Obligations could be reduced to zero.

RANKING

SENIOR INDEBTEDNESS VERSUS NOTES, GUARANTIES AND INTERCOMPANY NOTE OBLIGATIONS

        The indebtedness evidenced by the Notes, the Guaranties, the Intercompany Notes and the Intercompany Note Guaranties is, except to the extent of the Pledged Graftech Stock, unsecured and ranks pari passu in right of payment to the Senior Indebtedness of the Company, the respective Guarantor or the respective Intercompany Note Obligor, as the case may be.

        At March 31, 2002, on an as adjusted basis after giving effect to the sale of the Existing Notes, the application of the proceeds therefrom and the Realignment (and based on currency exchange rates at March 31, 2002):

        (1) Senior Indebtedness of the Company would have been approximately $702 million, including $131 million of secured indebtedness (all of which would have been Incurred under the Credit Agreement);

        (2) GrafTech International, UCAR Global and the Subsidiary Guarantors would have had no Senior Indebtedness (without duplication for guaranties of Senior Indebtedness under the Credit Agreement and the Notes, which are included in clause (1));

        (3) Senior Indebtedness of UCAR Carbon would have been approximately $265 million, all of which would have been Incurred under secured intercompany revolving loans pledged to secure the Credit Agreement (without duplication for guaranties of Senior Indebtedness under the Credit Agreement and the Notes, which are included in clause (1)); and

        (4) Senior Indebtedness of the Intercompany Note Obligors would have been approximately $386 million, including approximately $4 million of secured indebtedness, none of which would have been Incurred under secured intercompany revolving loans pledged to secure the Credit Agreement (without duplication for the guaranties and cross guaranties of the Senior Indebtedness under this clause (4)).



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


        The Notes are unsecured obligations of the Company, except to the extent of the pledge of a portion of the Intercompany Note Obligations, which themselves are unsecured, to the Trustee for the benefit of the Noteholders. Secured debt and other secured obligations of the Company (including obligations with respect to the Credit Agreement) are effectively senior to the Notes to the extent of the value of the assets securing such debt or other obligations.

        The Guaranties are unsecured obligations of GrafTech International, UCAR Global, UCAR Carbon and the Subsidiary Guarantors, except to the extent of a junior pledge of a portion of the Pledged Graftech Stock in the case of the UCAR Carbon Guaranty. Secured debt and other secured obligations of GrafTech International, UCAR Global, UCAR Carbon and the Subsidiary Guarantors are effectively senior to the obligations with respect to the Guaranties to the extent of the value of the assets securing such debt or other obligations.

        The Intercompany Note Obligations are unsecured obligations of the Intercompany Note Obligors. Secured debt and other secured obligations of the Intercompany Note Obligors are effectively senior to the obligations with respect to the Intercompany Notes and the Intercompany Note Guaranties to the extent of the value of the assets securing such debt or other obligations.

LIABILITIES OF SUBSIDIARIES THAT ARE NEITHER GUARANTORS NOR INTERCOMPANY NOTE OBLIGORS VERSUS NOTES

        All of the material operations of GrafTech International, UCAR Global and, after the Realignment, UCAR Carbon are conducted through subsidiaries of UCAR Carbon. Claims of creditors of such subsidiaries that are not Guarantors or Intercompany Note Obligors, including trade creditors and creditors holding indebtedness or guarantees issued by such subsidiaries, and claims of preferred stockholders of such subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Guarantors, the Intercompany Note Obligors and the Company, including Holders of the Notes. Accordingly, the Notes are effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of subsidiaries that are neither Guarantors nor Intercompany Note Obligors.

        At March 31, 2002, the total liabilities of the subsidiaries of GrafTech International that are neither Guarantors nor Intercompany Note Obligors were approximately $23 million, including trade payables (excluding intercompany trade and other miscellaneous liabilities of $13 million), most of which are attributable to Graftech and Carbone Savoie. Although the Indenture limits the incurrence of Indebtedness and the issuance of preferred stock of such subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See "-Certain Covenants-Limitation on Indebtedness."

BOOK-ENTRY; DELIVERY AND FORM

        Except as set forth below, the Exchange Notes initially will be issued in one or more global certificates in definitive, fully registered form (each a "Global Note"). Upon issuance, each Global Note will be deposited with, or on behalf of, the Euroclear System ("Euroclear") or Clearstream Banking, SA ("Clearstream"), in the case of Existing Notes sold in offshore transactions in reliance on Regulation S under the Securities Act, or The Depository Trust Company, New York, New York ("DTC") and registered in the name of a nominee of Euroclear, Clearstream or DTC.

        If a holder tendering Existing Notes so requests, such holder's Exchange Notes will be issued as described below under "Certificated Securities" in registered form without coupons (each, a "Certificated Security").



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


GLOBAL NOTE

        The Company expects that, pursuant to procedures established by Euroclear, Clearstream or DTC: (i) upon the issuance of a Global Note, Euroclear, Clearstream or DTC or a custodian thereof will credit, on its internal system, the principal amount of the individual beneficial interests in the Exchange Notes represented by such Global Note to the respective accounts of persons who have accounts with such depository and (ii) ownership of beneficial interests in the Global Note will be shown on, and the transfer of such ownership will be effected only through, records maintained by Euroclear, Clearstream or DTC or their nominees (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the Global Note will be limited to persons who have accounts with Euroclear, Clearstream or DTC ("participants") or persons who hold interests through participants.

        So long as Euroclear, Clearstream, DTC or a nominee thereof is the registered owner or holder of a Global Note, Euroclear, Clearstream, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Exchange Notes represented by such Global Note for all purposes under the Indenture. No beneficial owner of an interest in the Global Note will be able to transfer that interest except in accordance with Euroclear, Clearstream or DTC's procedures, in addition to those provided for under the Indenture with respect to the Notes.

        Payments of the principal of, premium, if any, and interest (including Additional Interest) on any Exchange Note represented by a Global Note will be made to Euroclear, Clearstream, DTC or a nominee thereof, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        The Company expects that Euroclear, Clearstream, DTC or their nominees, upon receipt of any payment of principal, premium, if any, and interest (including Additional Interest) on any Exchange Note represented by a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of Euroclear, Clearstream, DTC or their nominees. The Company also expects that payments by participants to owners of beneficial interests in the Global Note held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

        Transfers between participants in Euroclear, Clearstream or DTC will be effected in the ordinary way through Euroclear, Clearstream or DTC's same-day funds system in accordance with Euroclear, Clearstream or DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell Exchange Notes to persons in states which require physical delivery of the Exchange Notes, or to pledge such securities, such holder must transfer its interest in the Global Note, in accordance with the normal procedures of Euroclear, Clearstream or DTC and with the procedures set forth in the Indenture.

        Euroclear, Clearstream and DTC have advised the Company that they will take any action permitted to be taken by a holder of Exchange Notes (including the presentation of Exchange Notes for exchange as described below) only at the direction of one or more participants to whose account the Euroclear, Clearstream or DTC interests in the Global Note are credited and only in respect of such portion of the aggregate principal amount of Exchange Notes as to which such participant or participants has or have given such direction.


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


        DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"). DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("INDIRECT PARTICIPANTS").

        We understand that: Euroclear and Clearstream hold securities for participating organizations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in accounts of such participants; Euroclear and Clearstream provide to their participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing; Euroclear and Clearstream interface with domestic securities markets; Euroclear and Clearstream participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and certain other organizations; and indirect access to Euroclear or Clearstream is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodian relationship with a Euroclear or Clearstream participant, either directly or indirectly.

        Subject to compliance with the transfer restrictions applicable to the Global Notes, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its depository; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

        Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

        Although Euroclear, Clearstream and DTC have agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of Euroclear, Clearstream and DTC, they are under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by



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Euroclear, Clearstream or DTC or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED SECURITIES

        If Euroclear, Clearstream or DTC is at any time unwilling or unable to continue as a depository for the Global Note and a successor depository is not appointed by the Company within 90 days, Certificated Securities will be issued in exchange for the Global Note.

        Neither the Company nor the Trustee shall be liable for any delay by Euroclear, Clearstream or DTC or any participant or indirect participant in identifying the beneficial owners of the related Exchange Notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from Euroclear, Clearstream or DTC for all purposes (including with respect to registration and delivery, and the respective principal amounts, of the Exchange Notes to be issued).

REGISTERED EXCHANGE OFFER; REGISTRATION RIGHTS

        We have agreed pursuant to each of the Registration Rights Agreements that we will, subject to certain exceptions,

         (1) by May 1, 2002 (by June 5, 2002 with respect to the New Notes) after the Issue Date, file a registration statement (the "EXCHANGE OFFER REGISTRATION STATEMENT") with the SEC with respect to a registered offer (the "REGISTERED EXCHANGE Offer") to exchange the Initial Notes and the New Notes for new notes of the Company (the "EXCHANGE NOTES") having terms substantially identical in all material respects to the Initial Notes and the New Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions);

        (2) use our commercially reasonable best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act by July 5, 2002;

        (3) promptly after the effectiveness of the Exchange Offer Registration Statement (the "EFFECTIVENESS DATE"), offer the Exchange Notes in exchange for surrender of the Existing Notes; and

        (4) use our commercially reasonable best efforts to keep the Registered Exchange Offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the Registered Exchange Offer is mailed to the Holders of the Existing Notes.

        For each Existing Note tendered to us pursuant to the Registered Exchange Offer, we will issue to the Holder of such Existing Note an Exchange Note having a principal amount equal to that of the surrendered Existing Note. Interest on each Exchange Note will accrue from the last interest payment date on which interest was paid on the Existing Note surrendered in exchange therefor, or, if no interest has been paid on such Existing Note, from the date of its original issue.

        Under existing SEC interpretations, the Exchange Notes will be freely transferable by Holders other than our affiliates after the Registered Exchange Offer without further registration under the Securities Act if the Holder of the Exchange Notes represents to us in the Registered Exchange Offer that it is acquiring the Exchange Notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes and that it is not an affiliate of the Company, as such terms are interpreted by the SEC; provided, however, that broker-

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dealers ("PARTICIPATING BROKER-DEALERS") receiving Exchange Notes in the
Registered Exchange Offer will have a prospectus delivery requirement with respect to resales of such Exchange Notes. The SEC has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to Exchange Notes (other than a resale of an unsold allotment from the original sale of the Existing Notes) with the prospectus contained in the Exchange Offer Registration Statement.

        Under the Registration Rights Agreements, the Company is required to allow Participating Broker-Dealers and other persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such Exchange Notes for 180 days following the effective date of such Exchange Offer Registration Statement (or such shorter period during which Participating Broker-Dealers are required by law to deliver such prospectus).

        A Holder of Existing Notes (other than certain specified holders) who wishes to exchange such Existing Notes for Exchange Notes in the Registered Exchange Offer will be required to represent that any Exchange Notes to be received by it will be acquired in the ordinary course of its business and that at the time of the commencement of the Registered Exchange Offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes and that it is not an "affiliate" of the Company, as defined in Rule 405 of the Securities Act, or if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

        In the event that:

        (1) applicable interpretations of the staff of the SEC do not permit us to effect such a Registered Exchange Offer; or

        (2) for any other reason we do not consummate the Registered Exchange Offer within 180 days of the Issue Date; or

        (3) an Initial Purchaser shall notify us following consummation of the Registered Exchange Offer that Existing Notes held by it are not eligible to be exchanged for Exchange Notes in the Registered Exchange Offer; or

        (4) certain Holders are prohibited by law or SEC policy from participating in the Registered Exchange Offer or may not resell the Exchange Notes acquired by them in the Registered Exchange Offer to the public without delivering a prospectus, then, we will, subject to certain exceptions,

        (x) promptly file a shelf registration statement (the "SHELF REGISTRATION Statement") covering resales of the Existing Notes or the Exchange Notes, as the case may be;

        (y) use our commercially reasonable best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act on or prior to the 60th day following the date on which the Shelf Registration Statement is required to be filed; and

        (z) use our commercially reasonable best efforts to keep the Shelf Registration Statement effective until the earliest of (A) the time when the Existing Notes covered by the Shelf Registration Statement can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144, (B) two years from the effective date of the Shelf


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Registration Statement and (C) the date on which all Existing Notes registered thereunder are disposed of in accordance therewith.

        We will, in the event that a Shelf Registration Statement is filed, among other things, provide to each Holder for whom such Shelf Registration Statement was filed copies of the prospectus which is a part of the Shelf Registration Statement, notify each such Holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the Existing Notes or the Exchange Notes, as the case may be. A Holder selling such Existing Notes or Exchange Notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of each of the Registration Rights Agreements that are applicable to such Holder (including certain indemnification obligations).

        We will pay additional cash interest on the applicable Existing Notes and Exchange Notes, subject to certain exceptions:

        (1) if the Exchange Offer Registration Statement is not declared effective by the SEC on or prior to July 5, 2002;

        (2) if the Exchange Offer Registration Statement is not declared effective by the SEC on or prior to the 140th day after the Issue Date;

        (3) if the Exchange Offer is not consummated on or before the 40th day after the Exchange Offer Registration Statement is declared effective;

        (4) if obligated to file the Shelf Registration Statement, we fail to file the Shelf Registration Statement with the SEC on or prior to the 45th day after the date (the "SHELF FILING DATE") on which the obligation to file a Shelf Registration Statement arises;

        (5) if obligated to file a Shelf Registration Statement, the Shelf Registration Statement is not declared effective on or prior to the 60th day after the Shelf Filing Date; or

        (6) after the Exchange Offer Registration Statement or the Shelf Registration Statement, as the case may be, is declared effective, such Registration Statement thereafter ceases to be effective or usable, subject to certain exceptions (each such event referred to in the preceding clauses (1) through (4) a "Registration Default"), from and including the date on which any such Registration Default shall occur to but excluding the date on which all Registration Defaults have been cured.

        The rate of the additional interest will be 0.50% per annum for the first 90-day period immediately following the occurrence of a Registration Default, and such rate will increase by an additional 0.50% per annum with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum additional interest rate of 2.0% per annum. The rate of additional interest during any 90-day period will not be increased due to concurrent Registration Defaults during such period. We will pay such additional interest on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the Existing Notes and the Exchange Notes.


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


        All references in the Indenture, in any context, to any interest or other amount payable on or with respect to the Notes shall be deemed to include any additional interest pursuant to each of the Registration Rights Agreements.

        If we effect the Registered Exchange Offer, we will be entitled to close the Registered Exchange Offer 30 days after the commencement thereof provided that we have accepted all Existing Notes theretofore validly tendered in accordance with the terms of the Registered Exchange Offer.

CHANGE OF CONTROL

        Upon the occurrence of any of the following events (each a "CHANGE OF CONTROL"), each Holder shall have the right to require that the Company purchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date):

        (1) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of GrafTech International (for the purposes of this clause (1), such other person shall be deemed to beneficially own any Voting Stock of a Person (the "specified person") held by any other Person (the "parent entity"), if such other person is the beneficial owner (as defined above in this clause (1)), directly or indirectly, of more than 35% of the voting power of the Voting Stock of such parent entity);

        (2) individuals who on the Issue Date constituted the Board of Directors of GrafTech International (together with any new directors whose election by the Board of Directors of GrafTech International or whose nomination for election by the stockholders of GrafTech International was approved by a vote of 66 2/3% of the directors of GrafTech International then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of GrafTech International then in office;

        (3) the adoption of a plan relating to the liquidation or dissolution of GrafTech International;

        (4) the merger or consolidation of GrafTech International with or into another Person or the merger of another Person with GrafTech International, or the sale of all or substantially all the assets of GrafTech International (in each case, determined on a consolidated basis) to another Person, other than a transaction following which (A) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of GrafTech International immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) hold directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before such merger or consolidation transaction and (B) in the case of a sale of assets transaction, (i) the transferee Person or Persons become(s) a guarantor in respect of the Notes and (ii) either (x) the transferee Person(s) constitute(s) a Subsidiary of the transferor of such assets or


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                (y) holders of securities that represented 100% of the Voting
                Stock of GrafTech International immediately prior to such sale of assets transaction hold, directly or indirectly, at least a majority of the voting power of the Voting Stock of the transferee Person(s) in such sale of assets transaction immediately after such sale of assets transaction and in substantially the same proportion as before such sale of assets transaction; or

        (5) GrafTech International ceases to own, directly or indirectly, all the voting power of the Voting Stock of UCAR Global, UCAR Carbon and the Company.

        Within 30 days following any Change of Control, we will mail a notice to each Holder with a copy to the Trustee (the "Change of Control Offer") stating:

        (1) that a Change of Control has occurred and that such Holder has the right to require us to purchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, or premium, if any, to the date of purchase (subject to the right of Holders on the relevant record date to receive interest on the relevant interest payment date);

        (2) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control);

        (3) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

        (4) the instructions, as determined by us, consistent with this covenant, that a Holder must follow in order to have its Notes purchased.

        We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

        We will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under this covenant by virtue of our compliance with such securities laws or regulations.

        The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of GrafTech International and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between GrafTech International, the Company and the Initial Purchasers. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under "-Certain Covenants-Limitation on


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Indebtedness," "-Limitation on Liens" and "-Limitation on Sale/Leaseback
Transactions." Such restrictions can only be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

        The Credit Agreement limits our ability to purchase Notes, and also provides that the occurrence of certain change of control events with respect to GrafTech International or the Company would constitute a default thereunder. In the event that a Change of Control occurs at a time when we are prohibited from purchasing Notes, we may seek the consent of our lenders to the purchase of Notes or may attempt to refinance the borrowings under the Credit Agreement. If we do not obtain such a consent or repay such borrowings, we will remain prohibited from purchasing Notes. In such case, our failure to offer to purchase Notes would constitute a Default under the Indenture, which would, in turn, constitute a default under the Credit Agreement.

        Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the Holders of their right to require us to repurchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

        The provisions under the Indenture relative to our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the then outstanding Notes.

CERTAIN COVENANTS

        The Indenture contains covenants including, among others, the following:

LIMITATION ON INDEBTEDNESS

        (a) GrafTech International will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company, the Guarantors and the Intercompany Note Obligors will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, no Default has occurred and is continuing and the Consolidated Coverage Ratio would be greater than 2.0 to 1 if such Indebtedness is Incurred prior to December 31, 2004 or 2.25 to 1 if such Indebtedness is Incurred thereafter.

        (b) Notwithstanding paragraph (a), GrafTech International and the Restricted Subsidiaries will be entitled to Incur any or all of the following
Indebtedness:

               (1) Indebtedness Incurred by the Company, any Guarantor or any Intercompany Note Obligor pursuant to any Revolving Credit Facility; provided, however, that, immediately after giving effect to any such Incurrence on a pro forma basis, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and then outstanding, when added together with the aggregate principal amount of Indebtedness theretofore Incurred pursuant to clause (2) that could have been Incurred pursuant to this clause (1), does not exceed the greater of


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                      (A) $250.0 million and (B) the sum of (x) 50% of the book
                      value of the inventory of GrafTech International and the Restricted Subsidiaries at the end of the most recent fiscal quarter for which financial statements are publicly available and (y) 80% of the book value of the accounts receivable of GrafTech International and the Restricted Subsidiaries at the end of the most recent fiscal quarter for which financial statements are publicly available (excluding any accounts receivable pledged or otherwise supporting a Qualified Receivables Transaction);

               (2) Indebtedness Incurred by the Company, any Guarantor or any Intercompany Note Obligor pursuant to any Term Loan Facility; provided, however, that, after giving effect to any such Incurrence on a pro forma basis, the aggregate principal amount of all Indebtedness Incurred under this clause (2) and then outstanding does not exceed (A) $226 million plus the maximum principal amount of Indebtedness that could be Incurred at such time under clause (1) above less (B) the aggregate sum of all principal payments actually made from time to time after the Issue Date with respect to such Indebtedness (other than principal payments made from any permitted Refinancings thereof Incurred pursuant to this clause (2));

               (3) Indebtedness (x) owed to and held by GrafTech International or a Restricted Subsidiary and (y) in the event the obligor on such Indebtedness is Carbone Savoie, owed to and held by its minority stockholders in an amount not to exceed $10.0 million outstanding in the aggregate at any time and that is pro rata in amount, based on equity interests, with the amount of Indebtedness of Carbone Savoie owed to and held by GrafTech International and its Restricted Subsidiaries pursuant to this clause
                      (3); provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to GrafTech International or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon and (B) if the Company, any Guarantor or any Intercompany Note Obligor is the obligor on such Indebtedness and the holder of such Indebtedness is a Person other than the Company, a Guarantor or an Intercompany Note Obligor, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes or the applicable Guaranty;

               (4) Indebtedness consisting of the Existing Notes and the Exchange Notes (other than any Additional Notes);

               (5) Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1), (2), (3) or (4) of this covenant);

               (6) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by GrafTech International or, in the case of a Restricted Subsidiary formed to acquire a business, the date on which such business was acquired by such Restricted Subsidiary (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Subsidiary or was acquired by GrafTech International or


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                      such business was acquired by such Restricted Subsidiary,
                      as the case may be); provided, however, that on the date of such acquisition and after giving pro forma effect thereto, GrafTech International would have been able to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant;

               (7) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause
                      (4), (5) or (6) or this clause (7); provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of the Company, a Guarantor or an Intercompany Note Obligor, such Refinancing Indebtedness shall be Incurred only by the Company, a Guarantor or an Intercompany Note Obligor;

               (8) Hedging Obligations entered into in the ordinary course of business and not for the purpose of speculation;

               (9) obligations, in each case Incurred, made or given in the ordinary course of business, (A) in respect of performance bonds, bid bonds, bankers' acceptances, surety or appeal bonds and other similar obligations of GrafTech International or any of the Restricted Subsidiaries, (B) for or in connection with pledges, deposits or payments in connection with or to secure statutory, regulatory or similar obligations, including obligations under health, safety or environmental obligations, (C) arising from Guarantees to suppliers, lessors, licensees, contractors, franchisees or customers of obligations (other than Indebtedness) Incurred in the ordinary course of business,
                      (D) in respect of worker's compensation obligations, employee benefit obligations, property, casualty or liability insurance and self-insurance and (E) trade-related letters of credit;

               (10) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

               (11) Indebtedness represented by Capital Lease Obligations, Sale/Leaseback Transactions, mortgage financings or purchase money obligations, in each case Incurred by GrafTech International or any Restricted Subsidiary for the purpose of financing all or any part of the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment used in a Related Business or Indebtedness Incurred to Refinance any such Indebtedness, purchase price or cost of construction or improvement, in each case Incurred no later than 365 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property or in respect of any Capital Lease Obligation or any Sale/Leaseback Transaction permitted under the Indenture; provided, however, that such Indebtedness does not, when added together with all other Indebtedness Incurred pursuant to this clause (11) and then outstanding, exceed $10.0 million;

               (12) Indebtedness consisting of agreements to provide for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of GrafTech International or any of the Restricted Subsidiaries pursuant to such agreements, in any case incurred in connection with the disposition or acquisition of any


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                      business assets or Restricted Subsidiary (other than
                      Guarantees of Indebtedness or other obligations Incurred by any Person acquiring all or any portion of such business assets or Restricted Subsidiary for the purpose of financing such acquisition) in an amount not to exceed, in the case of a disposition, the gross proceeds actually received by GrafTech International or any Restricted Subsidiary in connection with such disposition;

               (13) Indebtedness consisting of (A) the Guaranties of the Guarantors, (B)(i) Guarantees by GrafTech International, the Company, a Guarantor or an Intercompany Note Obligor of Indebtedness Incurred by a Restricted Subsidiary without violation of the Indenture, (ii) Guarantees by a Guarantor of Senior Indebtedness Incurred by GrafTech International or the Company (so long as such Guarantor could have Incurred such Indebtedness directly without violation of the Indenture) without violation of the Indenture and (C) any Guarantee by the Company or any Guarantor of Indebtedness Incurred pursuant to clause (7) to the extent the Refinancing Indebtedness Incurred thereunder directly or indirectly Refinances Indebtedness Incurred pursuant to clause (4);

               (14) Indebtedness Incurred for working capital purposes by a Restricted Subsidiary that is neither a Guarantor nor an Intercompany Note Obligor; provided, however, that the amount of such Indebtedness, when added together with the aggregate amount of all Indebtedness Incurred pursuant to this clause (14) and then outstanding, does not exceed $10.0 million;

               (15) Indebtedness Incurred by Graftech or Carbone Savoie in a principal amount which, when added together with all other Indebtedness Incurred pursuant to this clause (15) and then outstanding, does not exceed $10.0 million; provided, however, that if, at the time of such Incurrence and after giving effect thereto on a pro forma basis, the Consolidated Coverage Ratio would be greater than 3.0 to 1, then the amount of such Indebtedness shall not exceed, when added together with all other Indebtedness Incurred pursuant to this clause (15) and then outstanding, $25.0 million; and

               (16) Indebtedness of GrafTech International or any Restricted Subsidiary in an aggregate principal amount which, when taken together with all other Indebtedness of GrafTech International and the Restricted Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (15) above or paragraph
                      (a)), does not exceed $10.0 million.

        (c) Notwithstanding the foregoing, none of the Company, any Guarantor or any Intercompany Note Obligor will incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations of the Company, any Guarantor or any Intercompany Note Obligor, as the case may be, unless such Indebtedness shall be subordinated to the Notes, the respective Guaranty or the respective Intercompany Note Obligation, as the case may be, to at least the same extent as such Subordinated Obligations.

        (d) For purposes of determining compliance with this covenant, (1) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, GrafTech International, in its sole discretion, will classify such item of Indebtedness at the time of Incurrence and only be required to include the amount and type of such Indebtedness in one of the above


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clauses and (2) GrafTech International, in its sole discretion, will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above.

        (e) For the purpose of determining amounts of Indebtedness outstanding under this covenant and for the purpose of avoiding duplication only, Indebtedness of a Person resulting from the grant by such Person of security interests with respect to, or from the issuance by such Person of Guarantees (and security interests with respect thereof) of, or from the assumption of obligations with respect to letters of credit supporting, Indebtedness Incurred by such Person pursuant to the Indenture (or Indebtedness which such Person is otherwise permitted to Incur under the Indenture) shall not be deemed to be a separate Incurrence of Indebtedness by such Person.

        (f) For purposes of determining compliance with any U.S. dollar restriction on the Incurrence of Indebtedness where the Indebtedness Incurred is denominated in a different currency, the amount of such Indebtedness will be the U.S. Dollar Equivalent, determined on the date of the Incurrence of such Indebtedness, provided, however, that if any such Indebtedness denominated in a different currency is subject to a Currency Agreement with respect to U.S. dollars, covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such Currency Agreement. The principal amount of any Refinancing Indebtedness Incurred in the same currency as the Indebtedness being Refinanced will be the U.S. Dollar Equivalent of the Indebtedness Refinanced, except to the extent that (i) such U.S. Dollar Equivalent was determined based on a Currency Agreement, in which case the Refinancing Indebtedness will be determined in accordance with the preceding sentence, and (ii) the principal amount of the Refinancing Indebtedness exceeds the principal amount of the Indebtedness being Refinanced, in which case the U.S. Dollar Equivalent of such excess will be determined on the date such Refinancing Indebtedness is Incurred.

LIMITATION ON RESTRICTED PAYMENTS

        (a) GrafTech International will not, and will not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time GrafTech International or such Restricted Subsidiary makes such Restricted
Payment:

               (1) a Default shall have occurred and be continuing (or would result therefrom);

               (2) GrafTech International is not entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "-Limitation on Indebtedness"; or

               (3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of (without duplication):

                      (A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Issue Date occurs to the end of the most recent fiscal quarter for which financial statements are publicly available(or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

                      (B) 100% of the aggregate Net Cash Proceeds received by GrafTech International from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance

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                             or sale to a Subsidiary of GrafTech International
                             and other than an issuance or sale to an employee stock ownership plan or to a trust established by GrafTech International or any of its Subsidiaries for the benefit of its employees, until such employee stock ownership plan or such trust sells such Capital Stock to a Person other than GrafTech International and its Affiliates) and 100% of any cash capital contribution received by GrafTech International from its stockholders subsequent to the Issue Date; plus

                      (C) the amount by which Indebtedness of GrafTech International or any Restricted Subsidiary is reduced on GrafTech International's consolidated balance sheet upon the conversion or exchange (other than a conversion or exchange with a Subsidiary of GrafTech International, or with an employee stock ownership plan or trust established by GrafTech International or any of its Subsidiaries for the benefit of its employees until such employee stock ownership plan or trust sells such Capital Stock to a Person other than GrafTech International and its Affiliates (other than employees)) subsequent to the Issue Date of any Indebtedness of GrafTech International or any Restricted Subsidiary convertible or exchangeable for Capital Stock (other than Disqualified Stock) of GrafTech International (less the amount of any cash, or the fair value of any other property, paid to such Person by GrafTech International or any Restricted Subsidiary upon such conversion or exchange); plus

                      (D) an amount equal to the sum of (x) the net reduction in the Investments (other than Permitted Investments) made by GrafTech International or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding ordinary dividends and distributions), in each case received by GrafTech International or any Restricted Subsidiary, and (y) the portion (proportionate to GrafTech International's direct or indirect equity interest in such Person) of the fair market value of the net assets of any Person that was an Unrestricted Subsidiary at the time such Person is designated a Restricted Subsidiary; provided , however, that the foregoing sum shall not exceed, in the case of any such Person, amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by GrafTech International or any Restricted Subsidiary in such Person.

        (b)    The provisions of the preceding paragraph (a) will not prohibit:

               (1) any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of GrafTech International (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of GrafTech International or an employee stock ownership plan or to a trust established by GrafTech International or any of its Subsidiaries for the benefit of their employees until such employee stock ownership plan or trust sells such Capital Stock to a Person other than GrafTech International and its Affiliates) or a substantially concurrent cash capital contribution received by GrafTech International from its stockholders; provided, however, that (A) such



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                      Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale, exchange or cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a);

               (2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company, any Guarantor or any Intercompany Loan Obligor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness which is permitted to be Incurred pursuant to the covenant described under "-Limitation on Indebtedness"; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

               (3) any purchase or redemption of Subordinated Obligations from Net Available Cash to the extent permitted under the covenant described under "Limitation on Sales of Assets and Subsidiary Stock"; provided, however, that such purchase or redemption shall be excluded from the calculation of the amount of Restricted Payments;

               (4) any dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that at the time of payment of such dividend, no other Default shall have occurred and be continuing (or result therefrom); and provided further, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

               (5) any purchase of any fractional share of Capital Stock of GrafTech International resulting from (A) any dividend or other distribution on outstanding shares of Capital Stock of GrafTech International or any of its Subsidiaries that is payable in shares of Capital Stock of GrafTech International (including any stock split or subdivision of the outstanding Capital Stock of GrafTech International or any of its Subsidiaries), (B) any combination of the outstanding shares of Capital Stock of GrafTech International or any of its Subsidiaries, (C) any reorganization or consolidation of GrafTech International or any of its Subsidiaries or any merger of GrafTech International or any of its Subsidiaries with or into any other Person, or (D) the conversion or exchange of any securities of GrafTech International or any of its Subsidiaries into shares of Capital Stock of GrafTech International; provided, however, that such purchase shall be included in the calculation of the amount of Restricted Payments;

               (6) the redemption of any preferred stock purchase rights issued under the stockholder rights plan of GrafTech International in effect on the Issue Date (or under any amendment thereto or any customary similar successor plan, except to the extent that the method of calculating redemption payments would result in greater payments than would be the case under the plan as in effect on the Issue
                      Date) at a redemption price of $0.01 per right; provided, however, that such purchase shall be included in the calculation of the amount of Restricted Payments;



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               (7)    so long as no Default has occurred and is continuing, the
                      repurchase or other acquisition of shares of Capital
                      Stock of GrafTech International from employees, former employees, directors or former directors of GrafTech International or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors of GrafTech International under which such individuals purchase or sell, or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such repurchases and other acquisitions (other than any acquisition of shares of Capital Stock of GrafTech International that are acquired as payment for the exercise price of outstanding options) shall not exceed $5.0 million in any calendar year and $10.0 million in the aggregate; and provided further, however, that such repurchases and other acquisitions shall be excluded in the calculation of the amount of Restricted Payments;

               (8) any Investments made to or in the China Joint Ventures; provided, however, that the aggregate amount of all such Investments made pursuant to this clause (8) and outstanding at any one time does not exceed $10.0 million in the aggregate (exclusive of contributions of intellectual property rights with a book value of less than $5.0 million and Capital Stock of GrafTech International (other than Disqualified Stock)) less any available amount for Investments under this clause (8) that has theretofore been utilized pursuant to clause (9); provided further, however, that such Investments shall be included in the calculation of the amount of Restricted Payments;

               (9) any Investments made to or in joint ventures or similar Persons in the Related Businesses; provided, however, that the aggregate amount of all Investments made pursuant to this clause (9) and outstanding at any one time does not exceed (A) $15.0 million (exclusive of Capital Stock of GrafTech International (other than Disqualified Stock)) plus (B) any amount available at such time for making Investments permitted under clause (8); provided further, however, that such Investments shall be included in the calculation of the amount of Restricted Payments; or

               (10) other Restricted Payments in an aggregate amount which, when taken together with all other Restricted Payments made pursuant to this clause (10) and then outstanding, does not exceed $25.0 million; provided, however, that the amount of such Restricted Payments shall be included in the calculation of the amount of Restricted Payments.

LIMITATION ON RESTRICTIONS ON DISTRIBUTIONS FROM RESTRICTED SUBSIDIARIES

        GrafTech International will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to GrafTech International or a Restricted Subsidiary or pay any Indebtedness owed to GrafTech International or the Company (including the Intercompany Note Obligations), (b) make any loans or advances to GrafTech International or the Company or (c) transfer any of its property or assets to GrafTech International or the Company, except:



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        (1)    with respect to clause (a), (b) and (c),

                (i) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date (including the Credit Agreement as in effect on the Issue Date);

                (ii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement in effect or entered into on or prior to the date on which such Restricted Subsidiary was acquired by GrafTech International or a Restricted Subsidiary or, in the case of a Restricted Subsidiary formed to acquire a business, the date on which such business was acquired by such Restricted Subsidiary (other than an agreement entered into, in connection with, as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by GrafTech International or a Restricted Subsidiary or such business was acquired by such Restricted Subsidiary) and outstanding on such date;

                (iii) any encumbrance or restriction contained in an agreement effecting a refinancing, substitution, novation, extension, renewal, refund, repayment, prepayment, redemption, defeasement or retirement, or issuance of exchange or replacement Indebtedness, pursuant to an agreement referred to in clause (i) or (ii) of this clause (1) or in this clause (iii) or contained in any amendment to an agreement referred to in clause (i) or
                        (ii) of this clause (1) or in this clause (iii); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement or amendment are no less favorable to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in the predecessor agreement;

                (iv) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary, pending the closing of such sale or disposition; and

        (2)    with respect to clause (c) only,

                (i) any such encumbrance or restriction (A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance, contract or similar property or asset or (B) that is included in a lease, license, installment purchase or sale contract or similar agreement to the extent such encumbrances or restrictions limit the transfer of the property or asset subject to such lease, license, contract or similar agreement; and

                (ii) restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages.

LIMITATION ON SALES OF ASSETS AND SUBSIDIARY STOCK

        (a) GrafTech International will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:



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               (1)    GrafTech International or such Restricted Subsidiary
                      receives consideration at the time of such Asset Disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the Board of Directors (or, if the fair market value is less than $25.0 million, the chief financial officer) of GrafTech International, whose good faith determination shall be conclusive of the shares and assets subject to such Asset Disposition;

               (2) at least 75% of the consideration thereof received by GrafTech International or such Restricted Subsidiary is in the form of cash or cash equivalents; and

               (3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by GrafTech International (or such Restricted Subsidiary, as the case may be)

                      (A) first, to the extent GrafTech International elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of the Company, any Guarantor or any Intercompany Note Obligor or Indebtedness (other than any Disqualified Stock) of any other Subsidiary that is a Wholly Owned Subsidiary (in each case other than Indebtedness owed to GrafTech International or an Affiliate of GrafTech International) within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

                      (B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent GrafTech International elects, to acquire or commit to acquire Additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash provided, however, that if GrafTech International elects to commit to acquire Additional Assets, such acquisition shall be consummated no later than six months after the end of such one year period; and

                      (C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the Holders of the Notes (and to holders of other Senior Indebtedness of the Company, any Guarantor or any Intercompany Note Obligor designated by GrafTech International) to purchase Notes (and such other Senior Indebtedness) pursuant to and subject to the conditions contained in the Indenture;

provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C), GrafTech International or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid, redeemed or purchased.

        Notwithstanding the foregoing, GrafTech International and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions which are not applied in accordance with this covenant exceeds $10.0 million. Pending application of Net Available Cash pursuant to this covenant,



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such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit indebtedness.

        For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

        (1) the assumption of Indebtedness of GrafTech International or any Restricted Subsidiary and the release of GrafTech International or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition; and

        (2) any securities received by GrafTech International or any Restricted Subsidiary from the transferee that are promptly converted by GrafTech International or such Restricted Subsidiary into cash.

        (b) In the event of an Asset Disposition that requires the purchase of Notes (and other Senior Indebtedness) pursuant to clause (a)(3)(C), GrafTech International will cause the Company to purchase Notes tendered pursuant to an offer by the Company for the Notes (and such other Senior Indebtedness) at a purchase price of 100% of their principal amount (or, in the event such other Senior Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Senior Indebtedness, such lesser price, if any, as may be provided for by the terms of such other Senior Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, GrafTech International will cause the Company to select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the Notes will be denominations of $1,000 principal amount or integral multiples thereof. GrafTech International will not be required to cause the Company to make such an offer to purchase Notes (and other Senior Indebtedness) pursuant to this covenant if the Net Available Cash available therefor is less than $10.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

        (c) GrafTech International will cause the Company to comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, GrafTech International and the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under this clause by virtue of their compliance with such securities laws or regulations.

        (d) Notwithstanding the foregoing, to the extent that any or all of the Net Available Cash of any Asset Disposition of assets or shares based outside the United States is prohibited or delayed by applicable local law from being repatriated to the United States and such Net Available Cash is not actually applied in accordance with clauses (a) and (b), GrafTech International shall not be required to apply the portion of such Net Available Cash so affected but may permit the applicable Restricted Subsidiaries to retain such portion of the Net Available Cash so long, but only so long, as the applicable local law will not permit repatriation to the United States. Once such repatriation of any such affected Net Available Cash is permitted under the applicable local law, such repatriation will be immediately effected and such repatriated Net Available Cash will be applied in the manner set forth in this covenant as if the Asset Disposition had occurred on such date; provided that to the extent that GrafTech International has determined in good faith that repatriation of any or all of the Net Available Cash of such Asset Disposition would have a material adverse tax cost consequence, the Net Available Cash so affected may



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be retained by the applicable Restricted Subsidiary for so long as such material adverse tax cost event would continue.

LIMITATION ON AFFILIATE TRANSACTIONS

        (a) GrafTech International will not, and will not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of GrafTech International (an "AFFILIATE TRANSACTION") unless:

               (1) the terms of the Affiliate Transaction are no less favorable to GrafTech International or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm's-length dealings with a Person who is not an Affiliate;

               (2) if such Affiliate Transaction involves an amount in excess of $10.0 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the non-employee directors of GrafTech International disinterested with respect to such Affiliate Transactions have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a Board resolution; and

               (3) if such Affiliate Transaction involves an amount in excess of $25.0 million, the Board of Directors of GrafTech International shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to GrafTech International and the Restricted Subsidiaries or not less favorable to GrafTech International and the Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm's-length transaction with a Person who was not an Affiliate.

        (b)    The provisions of the preceding paragraph (a) will not prohibit:

               (1) any Investment (other than a Permitted Investment) or other Restricted Payment, in each case permitted to be made pursuant to the covenant described under "-Limitation on Restricted Payments";

               (2) any issuance of securities, payments, awards or grants in cash or securities, or other perquisites, or any funding of, employee benefit trusts and similar arrangements, in each case, to (i) executive officers of GrafTech International as approved by the Board of Directors of GrafTech International, (ii) all other employees of GrafTech International and employees and directors of any of the Restricted Subsidiaries as approved by an executive officer of GrafTech International and (iii) directors of GrafTech International who are not employees of GrafTech International;

               (3) (i) loans and advances, including loans and advances outstanding on the Issue Date, to employees of GrafTech International and the Restricted Subsidiaries not to exceed $6.0 million in the aggregate at any time outstanding and (ii) advances of payroll payments and expenses to employees in the ordinary course of business;



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               (4)    the payment of reasonable fees to and indemnities of
                      directors, officers and employees of GrafTech International and the Restricted Subsidiaries in the ordinary course of business or as required by governing corporate organizational documents, customary indemnification contracts or law;

               (5) any transaction with a Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because GrafTech International or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

               (6) the issuance or sale of Capital Stock (other than Disqualified Stock) of GrafTech International or a capital contribution to GrafTech International; or

               (7) any agreement in effect on the Issue Date and described in or incorporated by reference into the Offering Circular with respect to the Existing Notes (including any lease, operating agreement, license, supply agreement or service agreement) or any amendment, renewal or extension of any such agreement (so long as such amendment, renewal or extension is not less favorable to GrafTech International or the Restricted Subsidiaries) and the transactions evidenced thereby.

LIMITATION ON THE SALE OR ISSUANCE OF CAPITAL STOCK OF RESTRICTED SUBSIDIARIES

        GrafTech International:

        (1) will not, and will not permit any Restricted Subsidiary to, sell, lease, transfer or otherwise dispose of any Capital Stock of any Restricted Subsidiary to any Person (other than to GrafTech International or a Wholly Owned Subsidiary or in connection with a Graftech Equity Offering or in connection with a Carbone Savoie Equity Sale); and

        (2) will not permit any Restricted Subsidiary to issue any of its Capital Stock (other than, if necessary, shares of its Capital Stock constituting directors' or other legally required qualifying shares) to any Person (other than to GrafTech International or a Wholly Owned Subsidiary or in connection with a Graftech Equity Offering or in connection with a Carbone Savoie Equity Sale);

        unless:

               (A) immediately after giving effect to such issuance, sale or other disposition, neither GrafTech International nor any of its Subsidiaries owns any Capital Stock of such Restricted Subsidiary; or

               (B) immediately after giving effect to such issuance, sale or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect thereto is treated as a new Investment by GrafTech International and such Investment would be permitted to be made under the covenant described under "-Limitation on Restricted Payments" if made on the date of such issuance, sale or other disposition.



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        Notwithstanding the foregoing, the foregoing limitation will not be deemed to prohibit the making by GrafTech International or its Subsidiaries of pledges under the Credit Agreement or the Indenture.

LIMITATION ON LIENS

        GrafTech International will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien (the "Initial Lien") of any nature whatsoever on (1) any Intercompany Note or Intercompany Note Guaranty or (2) any of its other properties (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, other than, in the case of this clause (2), Permitted Liens, without effectively providing that the Notes shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.

        Any Lien created for the benefit of the Holders of the Notes pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

LIMITATION ON SALE/LEASEBACK TRANSACTIONS

        GrafTech International will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless:

        (1) GrafTech International or such Restricted Subsidiary would be entitled to (A) Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to the covenant described under "-Limitation on Indebtedness" and (B) create a Lien on such property securing such Attributable Debt without equally and ratably securing the Notes pursuant to the covenant described under "-Limitation on Liens";

        (2) the gross proceeds received by GrafTech International or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the fair value (as determined by the Board of Directors of GrafTech International or its chief financial officer if the Sale/Leaseback Transaction is less than $25.0 million in value, and whose determination shall be conclusive) of such property; and

        (3) GrafTech International applies the proceeds of such transaction in compliance with the covenant described under "-Limitation on Sale of Assets and Subsidiary Stock."

        This limitation on Sale/Leaseback Transactions shall not limit or prohibit transactions between or among Restricted Subsidiaries that fall within the definition of "Sale/Leaseback Transactions."

LIMITATION ON CONDUCT OF BUSINESS OF THE COMPANY

        The Company will not own any material assets or other property (other than the Intercompany Notes, other notes payable to it and Temporary Cash Investments) or engage in any trade or conduct any business activities other than treasury, cash management, hedging and cash pooling activities and those incidental thereto. The Company will not Incur any material liabilities or obligations other than its obligations pursuant to the Notes, the Credit Agreement, the Cash Flow Notes and other Indebtedness as permitted under the Indenture and pursuant to business activities permitted by this covenant and entered into in the ordinary course.



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LIMITATION ON SALE OF THE CAPITAL STOCK OF THE COMPANY

        For so long as any of the Notes, including any Additional Notes, are outstanding, the Company will continue to be, directly or indirectly, a Wholly Owned Subsidiary of GrafTech International.

FUTURE GUARANTORS AND INTERCOMPANY NOTE OBLIGORS

        (a) GrafTech International will cause each domestic Restricted Subsidiary (other than (i) Graftech, for so long as Graftech is a Restricted Subsidiary and the Capital Stock of Graftech is not 100% owned, either directly or indirectly, by GrafTech International, (ii) Union Carbide Grafito, Inc. and
(iii) GENCO) that Incurs any Indebtedness after the Issue Date to, at the same time, execute and deliver to the Trustee a Guaranty Agreement pursuant to which such Restricted Subsidiary will Guarantee payment of the Notes on the same terms and conditions as those set forth in the Indenture.

        (b) GrafTech International will cause UCAR Electrodos, after the completion of the Realignment insofar as the Realignment relates to it, and UCAR S.p.A., after the repayment of the third party secured term note issued by it, and each Foreign Restricted Subsidiary that receives an Intercompany Loan from the sale of Additional Notes from the Company to, at the time of such completion, repayment or receipt, respectively, execute and deliver to the Company an Intercompany Note in the principal amount equal to the principal amount of its Secured Intercompany Note at such time or the portion of the gross proceeds received by such Foreign Restricted Subsidiary, respectively. Until the proceeds received by the Company on the Issue Date are loaned in the form of an Intercompany Loan to UCAR Electrodos and UCAR S.p.A. in an aggregate amount equal to the principal amount of their respective Secured Intercompany Notes, such proceeds shall be invested only in Temporary Cash Investments or used to reduce the Company's borrowings under the Revolving Credit Facility; provided that at least $31.0 million of capacity shall be retained and not drawn under the Revolving Credit Facility during such period. The Company will, at the same time that such an Intercompany Note is issued to it, pledge and deliver to the Trustee such Intercompany Note, subject to the limitation that at no time will the combined value of the pledged portion of any Foreign Restricted Subsidiary's Intercompany Note and Intercompany Note Guarantee exceed 19.99% of the principal amount of the then outstanding Notes. The Company shall use its commercially reasonable best efforts (1) to complete the Realignment as it relates to UCAR Electrodos and (2) to cause UCAR S.p.A. to repay the Secured Intercompany Note issued by UCAR S.p.A., in each case, within 90 days after the Issue Date. Such obligation in respect of UCAR Electrodos and UCAR S.p.A. has been performed.

        (c) GrafTech International will, to the extent permitted by applicable law, cause each Foreign Restricted Subsidiary that Guarantees a Secured Intercompany Note of another Foreign Restricted Subsidiary after the Issue Date, to, at the same time, execute and deliver to the Company a written instrument, substantially in the form attached as an exhibit to the Indenture, pursuant to which such Foreign Restricted Subsidiary will Guarantee payment of the Intercompany Note of such other Foreign Restricted Subsidiary. The Company will, at the same time, grant to the Trustee, in a form reasonably satisfactory to the Trustee, a perfected security interest in such Intercompany Note Guaranty pursuant to the Indenture, subject to the limitation that at no time will the combined value of the pledged portion of any Foreign Restricted Subsidiary's Intercompany Note and Intercompany Note Guarantee exceed 19.99% of the principal amount of the then outstanding Notes.

        (d) If at any time an Intercompany Note Maker executes and delivers to the Company a new Intercompany Note or increases the principal amount of an existing Intercompany Note, to the extent that an existing Intercompany Note Guaranty does not extend to such new or increased Intercompany Note, then GrafTech International will cause each Intercompany Note Guarantor that has issued, immediately prior to such execution and delivery, an Intercompany Note Guaranty in respect of the obligation of such

Intercompany Note Maker under an Intercompany Note, to, at the same time, execute and deliver to the Company a written instrument, substantially in the form attached as an exhibit to the Indenture, pursuant to which such Intercompany Note Guarantor will Guarantee the new Intercompany Note or the new obligations under the existing Intercompany Note. The Company will, at the same time, grant to the Trustee, in a form reasonably satisfactory to the Trustee, a perfected security interest in such Intercompany Note Guaranty, subject to the limitation that at no time will the combined value of the pledged portion of the Intercompany Note and Intercompany Note Guarantee exceed 19.99% of the principal amount of the then outstanding Notes.

MERGER AND CONSOLIDATION

        GrafTech International will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of related transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:

        (1) the resulting, surviving or transferee Person (the "SUCCESSOR COMPANY") shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not GrafTech International) expressly assumes, by an indenture supplemental thereto, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of GrafTech International under the Notes and the Indenture;

        (2) immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

        (3) immediately after giving pro forma effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "-Limitation on Indebtedness";

        (4) immediately after giving pro forma effect to such transaction, the Successor Company shall have Consolidated Net Worth in an amount that is not less than the Consolidated Net Worth of GrafTech International immediately prior to such transaction;

        (5) GrafTech International shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture; and

        (6) GrafTech International shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such transaction and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such transaction had not occurred, provided, however, that clauses (3) and (4) will not be applicable to (A) a Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to GrafTech International or (B) GrafTech International merging with an Affiliate of GrafTech International solely for the purpose and with the sole effect of reincorporating GrafTech International in another jurisdiction.


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


        The foregoing limitation shall not prohibit any pledge of assets of GrafTech International under the Credit Agreement.

        The Successor Company will be the successor to GrafTech International and shall succeed to, and be substituted for, and may exercise every right and power of, GrafTech International under the Indenture, and GrafTech International, except in the case of a lease, shall be released from its guaranty of the Company's obligations under the Notes and the Indenture.

        GrafTech International will not permit UCAR Global, UCAR Carbon or the Company to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its respective assets to any Person unless:

        (1) the Successor Company (if not UCAR Global, UCAR Carbon or the Company, as the case may be) shall be a Person organized and existing under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person expressly assumes, by an indenture supplemental thereto, executed and delivered to the Trustee, in a form reasonably satisfactory to the Trustee, all the obligations of UCAR Global, UCAR Carbon or the Company, as the case may be, if any, under the Notes and the Indenture;

        (2) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing;

        (3) UCAR Global, UCAR Carbon or the Company, as the case may be, deliver to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture, if any, comply with the Indenture; and

        (4) UCAR Global, UCAR Carbon or the Company, as the case may be, shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such transaction and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such transaction had not occurred.

        The foregoing limitation shall not prohibit any pledge of assets of UCAR Global, UCAR Carbon or the Company, as the case may be, under the Credit Agreement or the Indenture.

        The resulting, surviving or transferee Person will be the successor to UCAR Global, UCAR Carbon or the Company, as the case may be, and shall succeed to, and be substituted for, and may exercise every right and power of, UCAR Global, UCAR Carbon or the Company, as the case may be, under the Notes and the Indenture, and UCAR Global, UCAR Carbon or the Company, as the case may be, except in the case of a lease, shall be released from, in the case of the Company, the obligation to pay the principal of and interest on the Notes and, in the case of UCAR Global and UCAR Carbon, their respective Guaranty of the Company's obligations under the Notes and the Indenture.

        GrafTech International will not permit any Subsidiary Guarantor or Intercompany Note Obligor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:


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

        (1) except in the case of a Subsidiary Guarantor or Intercompany Note Obligor that has been disposed of its entirety to another Person (other than to GrafTech International or an Affiliate of GrafTech International), whether through a merger, consolidation or sale of Capital Stock or assets, if in connection therewith GrafTech International provides an Officers' Certificate to the Trustee to the effect that GrafTech International will comply with its obligations under the covenant described under "-Limitation on Sales of Assets and Subsidiary Stock" in respect of such disposition, the resulting, surviving or transferee Person (if not such Subsidiary Guarantor or Intercompany Note Obligor) expressly assumes, by a written instrument, in a form reasonably satisfactory to the Trustee, all the obligations of such Subsidiary Guarantor or Intercompany Note Obligor, if any, under its Subsidiary Guaranty, Intercompany Note Guaranty or Intercompany Note, as the case may be;

        (2) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

        (3) GrafTech International delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such written instrument, if any, complies with the Indenture.

        The foregoing limitation shall not prohibit any pledge of assets of any Subsidiary Guarantor or Intercompany Note Obligor, as the case may be, under the Credit Agreement or the Indenture.

SEC REPORTS

        Notwithstanding that GrafTech International may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, GrafTech International will file with the SEC and provide the Trustee and Noteholders with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and other reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections. However, GrafTech International will not be required to file any reports, documents or other information if the SEC will not accept such filing.

        In addition, the Company shall furnish to the Holders of the Notes and to prospective investors, upon the requests of such Holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act.

DEFAULTS

        Each of the following is an Event of Default:

        (1) a default in the payment of interest on the Notes when due that continues for 30 days;

        (2) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;


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

        (3) the failure by the Company, any Guarantor or any Intercompany Note Obligor to comply with its obligations under "-Certain Covenants-Merger and Consolidation" above;

        (4) the failure by GrafTech International or the Company to comply for 30 days after notice with any of its obligations in the covenants described above under "-Change of Control"
               (other than a failure to purchase Notes) "-Intercompany Notes and Intercompany Note Guaranties" (other than a failure to purchase Notes) or under "-Certain Covenants" under "-Limitation on Indebtedness," "-Limitation on Restricted Payments," "-Limitation on Restrictions on Distributions from Restricted Subsidiaries," "-Limitation on Sales of Assets and Subsidiary Stock" (other than a failure to purchase Notes), "-Limitation on Affiliate Transactions," " -Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries," "-Limitation on Liens," "-Limitation on Sale/Leaseback Transactions," "-Limitation on Conduct of Business of the Company," "Limitation on Sale of the Capital Stock of the Company," "-Future Guarantors and Intercompany Note Obligors" or "-SEC Reports";

        (5) the failure by the Company or any Guarantor to comply for 60 days after notice with its other agreements contained in the Indenture;

        (6) Indebtedness of the Company, any Guarantor or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $10.0 million, or its foreign currency equivalent at the time (the "CROSS-ACCELERATION PROVISION");

        (7) certain events of bankruptcy, insolvency or reorganization of the Company, any Guarantor or any Significant Subsidiary (the "BANKRUPTCY PROVISIONS");

        (8) any judgment or decree for the payment of money in excess of $10.0 million, or its foreign currency equivalent at the time, above the coverage under applicable insurance policies and indemnities as to which the relevant insurer or indemnities has not disclaimed responsibility is entered against the Company, any Guarantor or any Significant Subsidiary, that remains outstanding for a period of 60 days following the entry of such judgment and is not discharged or waived or does not have the execution thereof effectively stayed (including by agreement) within 10 days after notice (the "JUDGMENT DEFAULT PROVISION");

        (9) any Guaranty, Intercompany Note Guaranty or Intercompany Note ceases to be in full force and effect (other than in accordance with the terms of such Guaranty, such Intercompany Note Guaranty or such Intercompany Note) or any Guarantor or Intercompany Note Obligor denies or disaffirms its obligations under its Guaranty, its Intercompany Note Guaranty or its Intercompany Note, as the case may be (the "GUARANTY PROVISION"); or

        (10) the Trustee, at any time, ceases to have a perfected security interest in the Intercompany Notes, the Intercompany Note Guaranties or the Pledged Graftech Stock; or any Intercompany Note has been prepaid, except in accordance with such Intercompany Note or the Indenture (the "PERFECTION PROVISION").

However, a default under clauses (4), (5) and (8) will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding Notes notify the Company and GrafTech

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

International of the default and the Company or GrafTech International does not cure such default within the time specified after receipt of such notice.

        If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all of the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of GrafTech International or the Company occurs and is continuing, the principal of and interest on all of the Notes will IPSO FACTO become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders of the Notes. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

        Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

        (1) such Holder has previously given the Trustee written notice stating that an Event of Default is continuing;

        (2) Holders of at least 25% in principal amount of the outstanding Notes have made a written request to the Trustee to pursue the remedy;

        (3) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

        (4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

        (5) Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

        If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each Holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is not opposed to the interest of the Holders of the Notes. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action it is taking or proposes to take in respect thereof.


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


AMENDMENTS AND WAIVERS

        Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or non-compliance with any provisions may also be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each Holder of an outstanding Note affected thereby, an amendment or waiver may not, among other things:

        (1) reduce the amount of Notes whose Holders must consent to an amendment;

        (2) reduce the rate of or extend the time for payment of interest on any Note;

        (3) reduce the principal of or extend the Stated Maturity of any Note;

        (4) reduce the amount payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under "-Optional Redemption";

        (5) make any Note payable in money other than that stated in the Note;

        (6) impair the right of any Holder of the Notes to receive payment of principal of and interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes;

        (7) make any change in the amendment provisions which require each Holder's consent or in the waiver provisions;

        (8) make any change in the ranking or priority of any Note that would adversely affect the Noteholders; or

        (9) make any change that would adversely affect the Noteholders to the Graftech Pledge Agreement, the Lien Subordination Agreement, any Guaranty, any Intercompany Note Guaranty or any Intercompany Note, in each case except as expressly permitted by its terms.

        Notwithstanding the preceding, without the consent of any Holder of the Notes, the Company, the Guarantors and Trustee may amend the Indenture, the Graftech Pledge Agreement, the Lien Subordination Agreement, any Intercompany Note or any Intercompany Note Guaranty:

        (1)    to cure any ambiguity, omission, defect or inconsistency;

        (2) to provide for the assumption by a successor corporation of the obligations of any Guarantor or the Company under the Indenture;

        (3) to provide for uncertificated Notes in addition to or in place of Certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

        (4) to add Guarantees or Intercompany Notes with respect to the Notes, including any Subsidiary Guaranties and Intercompany Note Guaranties or to secure the Notes;


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


        (5) to add to the covenants of the Company, any Guarantor or any Intercompany Note Obligor for the benefit of the Holders of the Notes or to surrender any right or power conferred upon the Company, any Guarantor or any Intercompany Note Obligor;

        (6) to make any change that does not adversely affect the rights of any Holder of the Notes;

        (7) to comply with any requirements of the SEC in connection with the qualification or maintenance of the Indenture under the Trust Indenture Act; or

        (8) as permitted under "-Intercompany Notes and Intercompany Note Guaranties".

        The consent of the Holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

        After an amendment under the Indenture becomes effective, we are required to mail to Holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all Holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

TRANSFER

        The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any transfer tax, assessment or similar governmental charge payable in connection with certain transfers and exchanges.

DEFEASANCE

        At any time, we may terminate all of the obligations of the Company, the Guarantors and the Intercompany Note Obligors under the Notes, the Indenture, the Graftech Pledge Agreement, the Lien Subordination Agreement and the Intercompany Note Obligations ("LEGAL DEFEASANCE"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.

        In addition, at any time, we may terminate the obligations of the Company, the Guarantors and the Intercompany Note Obligors described under "-Change of Control," "-Intercompany Notes and Intercompany Note Guaranties" and under the covenants described under "-Certain Covenants" (other than the covenant described under "-Merger and Consolidation"), the operation of the cross-acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision, the guaranty provision and the perfection provision described under "-Defaults" and the limitations described in clauses (3) and (4) of the first paragraph under "-Certain Covenants-Merger and Consolidation" ("COVENANT DEFEASANCE").

        We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect only to Significant Subsidiaries), (8), (9) or (10) described under "-Defaults" or because of the failure of GrafTech International to comply with the covenants described in clause (3) or (4) of the first paragraph under "-Certain Covenants-Merger and Consolidation." If we


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

exercise our legal defeasance option or our covenant defeasance option, the Guarantors will be released from all of their obligations with respect to their Guaranties and the pledge of the Intercompany Note Guaranties, the Intercompany Notes and the Pledged Graftech Stock will be released.

        In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the "DEFEASANCE TRUST") with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that Holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

CONCERNING THE TRUSTEE

        State Street Bank and Trust Company is the Trustee under the Indenture. We have also appointed State Street Bank and Trust Company as Registrar and Paying Agent with regard to the Notes.

        The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

        The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his or her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity reasonably satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

        No director, officer, employee, incorporator or stockholder of the Company, any Guarantor or any Intercompany Note Obligor, by virtue of such office, status or capacity, will have any liability for any obligations of the Company or any Guarantor under the Notes, the Guaranties or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

GOVERNING LAW

        The Indenture, the Notes, the Graftech Pledge Agreement, the Lien Subordination Agreement, the Guaranties and the Intercompany Note Obligations provide that they will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

        "ADDITIONAL ASSETS" means:

        (1)    any property, plant or equipment used in a Related Business;

        (2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by GrafTech International or another Restricted Subsidiary; or

        (3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) is primarily engaged in a Related Business.

        "AFFILIATE" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have correlative meanings. For purposes of the covenants described under "- Certain Covenants - Limitation on Restricted Payments," "- Certain Covenants - Limitation on Affiliate Transactions" and "- Certain Covenants - Limitation on Sales of Assets and Subsidiary Stock" only, "Affiliate" shall also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of GrafTech International or the Company or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person known to the chief executive officer or chief financial officer of GrafTech International who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

        "ANTITRUST FINES" means monies payable by GrafTech International in respect of antitrust matters to (i) the U.S. Department of Justice, relating to fines assessed in 1998, and (ii) the antitrust authority of the European Union, relating to fines assessed in July 2001.

        "ASSET DISPOSITION" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by GrafTech International or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of:

        (1) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than GrafTech International or a Restricted Subsidiary);

        (2) all or substantially all the assets of any division or line of business of GrafTech International or any Restricted Subsidiary; or

        (3) any other assets of GrafTech International or any Restricted Subsidiary outside of the ordinary course of business of GrafTech International or such Restricted Subsidiary,




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        other than, in the case of clauses (1), (2) and (3),

               (A) a disposition by a Restricted Subsidiary to GrafTech International or by GrafTech International or a Restricted Subsidiary to a Wholly Owned Subsidiary;

               (B) for purposes of the covenant described under "- Certain Covenants - Limitation on Sales of Assets and Subsidiary Stock" only, (x) a disposition that constitutes a Restricted Payment permitted by the covenant described under "- Certain Covenants - Limitation on Restricted Payments" or a Permitted Investment and (y) a disposition of all or substantially all the assets of GrafTech International in accordance with the covenant described under "- Certain Covenants - Merger and Consolidation";

               (C) a disposition of assets with a fair market value of less than $100,000;

               (D)    a disposition of obsolete inventory;

               (E) a disposition of accounts receivable and related assets in connection with a Qualified Receivables Transaction;

               (F) dispositions of property, plant or equipment for gross proceeds less than $1.0 million in the aggregate in any calendar year;

               (G) transactions permitted under "-Certain Covenants-Merger and Consolidation" above; and

               (H) an exchange of assets by GrafTech International or any Restricted Subsidiary for property, plant or equipment held by any Person, provided that any property, plant or equipment received by GrafTech International or such Restricted Subsidiary, as the case may be, in any such exchange, in the good faith reasonable judgment of the Board of Directors (or the chief financial officer if the value of the assets exchanged is less than $25.0 million)
                      (i) will immediately constitute, be part of, or be used in, a Related Business and (ii) will have a fair market value substantially equal to or greater than the assets exchanged therefor.

        "ATTRIBUTABLE DEBT" in respect of a Sale/Leaseback Transaction means, subject to the last sentence under "-Limitation on Sale/Leaseback Transactions," and as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of "Capital Lease Obligation."

        "AVERAGE LIFE" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

        (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

        (2)    the sum of all such payments.


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        "BOARD OF DIRECTORS" with respect to a Person means the Board of
Directors of such Person or any committee thereof duly authorized to act on behalf of such Board.

        "BUSINESS DAY" means each day which is not a Legal Holiday.

        "CAPITAL LEASE OBLIGATION" means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP; the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of the covenant described under "-Certain Covenants-Limitations on Liens," a Capital Lease Obligation will be deemed to be secured by a Lien on the property being leased.

        "CAPITAL STOCK" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into or exchangeable or exercisable for such equity.

        "CARBONE SAVOIE" means Carbone Savoie S.A.S., a company organized under the laws of France, and its successors.

        "CARBONE SAVOIE EQUITY SALE" means a private sale or issuance of the Capital Stock of Carbone Savoie, provided, however, that after any such sale or issuance, GrafTech International directly or indirectly holds at least 51% of the Voting Stock of Carbone Savoie.

        "CASH FLOW NOTES" means the intercompany notes made by or in favor of various subsidiaries of GrafTech International payable to or by the Company, which facilitate the transfer of cash from or to such subsidiaries.

        "CHINA JOINT VENTURES" means (i) the manufacturing and marketing joint venture (which may be in the form of a limited liability company, partnership, corporation or other entity) contemplated by the Joint Venture Agreement dated April 4, 2001 between UCAR Carbon and Jilin Carbon Joint Stock Company, Ltd., as the same may be amended, in the Related Business in China and (ii) the marketing joint venture in the form of a limited liability company contemplated by a Letter of Intent dated September 4, 2001 between UCAR Carbon and Jilin Carbon Group Company, Ltd., which will conduct operations through GENCO.

        "CODE" means the Internal Revenue Code of 1986, as amended.

        "CONSOLIDATED COVERAGE RATIO" as of any date of determination means the ratio of (x) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters for which financial statements are publicly available to (y) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

        (1) if GrafTech International or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period;



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        (2)    if GrafTech International or any Restricted Subsidiary has
               repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if GrafTech International or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments actually used to repay, repurchase, defease or otherwise discharge such Indebtedness;

        (3) if since the beginning of such period GrafTech International or any Restricted Subsidiary shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of GrafTech International or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to GrafTech International and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent GrafTech International and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

        (4) if since the beginning of such period GrafTech International or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of a division or line of business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

        (5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into GrafTech International or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or any acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) if made by GrafTech International or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of GrafTech International, whose determination shall be conclusive. If any Indebtedness bears a floating rate of interest and is being


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given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months) provided, however, that if such Indebtedness was Incurred pursuant to the Revolving Credit Facility, the component of Consolidated Interest Expense related to the Revolving Credit Facility shall be calculated based on the average amount of Indebtedness outstanding under the Revolving Credit Facility during such period and the average interest rate payable pursuant to the Revolving Credit Facility during such period.

        "CONSOLIDATED INTEREST EXPENSE" means, for any period, the total interest expense of GrafTech International and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent incurred by GrafTech International or the Restricted Subsidiaries, without duplication:

        (1) interest expense attributable to capital leases and the interest expense attributable to leases constituting part of a Sale/Leaseback Transaction;

        (2)    amortization of debt discount and debt issuance cost;

        (3)    capitalized interest;

        (4)    non-cash interest expense;

        (5) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, other than any letter of credit relating to the Antitrust Fines, except and until drawn;

        (6)    net payments pursuant to Hedging Obligations;

        (7) Preferred Stock dividends in respect of all Preferred Stock held by Persons other than GrafTech International or a Wholly Owned Subsidiary (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of the issuer of such Preferred Stock);

        (8) interest incurred in connection with Investments in discontinued operations;

        (9) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) GrafTech International or any Restricted Subsidiary; and

        (10) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than GrafTech International or a Wholly Owned Subsidiary) in connection with Indebtedness Incurred by such plan or trust;

and less, to the extent included in such interest expense, the imputed interest expense related to the Antitrust Fines. Notwithstanding the foregoing, the Consolidated Interest Expense with respect to any Restricted Subsidiary, not all the net income of which was included in calculating Consolidated Net Income by reason of the fact that such Restricted Subsidiary was not a Wholly Owned Subsidiary, shall be included only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income.


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

        "CONSOLIDATED NET INCOME" means, for any period, the net income of GrafTech International and its consolidated Subsidiaries; provided, however, that there shall not be included in determining such Consolidated Net Income:

        (1) any net income of any Person (other than GrafTech International) if such Person is not a Restricted Subsidiary, except that:

               (A) subject to the exclusion contained in clause (4) below, GrafTech International's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to GrafTech International or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

               (B) GrafTech International's equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income up to the aggregate amount of cash actually contributed or advanced to such Person by GrafTech International or its consolidated Subsidiaries during such period;

        (2) any net income (or loss) of any Person acquired by GrafTech International or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

        (3) any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions (other than corporate approvals within the control of GrafTech International and ministerial filings and notices), directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to GrafTech International or another Restricted Subsidiary, except that:

               (A) subject to the exclusion contained in clause (4), GrafTech International's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to GrafTech International or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

               (B) GrafTech International's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

        (4) any gain (but not loss) realized upon the sale or other disposition of any assets of GrafTech International, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain (but not loss) realized upon the sale or other disposition of any Capital Stock of any Person;

        (5)    extraordinary gains or losses;

        (6) Litigation Awards, except to the extent such Litigation Awards are received in cash during such period; and


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        (7)    the cumulative effect of a change in accounting principles.

Notwithstanding the foregoing, for the purposes of the covenant described under "-Certain Covenants-Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to GrafTech International or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

        "CONSOLIDATED NET WORTH" means the total of the amounts shown on the balance sheet of GrafTech International and its consolidated Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of GrafTech International for which financial statements are publicly available, as the sum of:

        (1) the par or stated value of all outstanding Capital Stock of GrafTech International, plus

        (2) paid-in capital or capital surplus (however described) relating to such Capital Stock, plus

        (3) any accumulated other comprehensive income, retained earnings and earned surplus,

less (A) any accumulated deficit and accumulated other comprehensive loss, (B) any amounts attributable to Disqualified Stock and (C) any cost of treasury stock.

        "CREDIT AGREEMENT" means the Credit Agreement dated as of February 22, 2000 among GrafTech International (formerly known as UCAR International
Inc.), UCAR Global, the Company, certain of the other Subsidiaries of GrafTech International, the lenders referred to therein, JPMorgan Chase Bank, as Administrative Agent, J.P. Morgan Securities Inc. and Credit Suisse First Boston, as Joint-Lead Arrangers, and Chase Securities Inc. and Credit Suisse First Boston, as Syndication Agents, together with the related documents thereto (including the term loans and revolving loans thereunder, any guarantees and any security documents), as amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement or agreements (and related documents) governing Indebtedness incurred to Refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or a successor Credit Agreement, whether by the same or any other lender or group of lenders.

        "CURRENCY AGREEMENT" means, in respect of any Person, any foreign exchange contract, currency swap agreement or other similar agreement designed to protect such Person against fluctuations in currency values.

        "DEFAULT" means any event which is, or after notice or passage of time or both would be, an Event of Default.

        "DISQUALIFIED STOCK" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

        (1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

        (2) is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or


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        (3)    is mandatorily redeemable or must be purchased upon the
               occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to the first anniversary of the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if:

        (1) the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock in a material respect than the terms applicable to the Notes and described under "-Certain Covenants-Limitation on Sales of Assets and Subsidiary Stock" and "-Certain Covenants-Change of Control"; and

        (2) any such requirement only becomes operative after compliance with such terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto.

The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

        "EBITDA" for any period means the sum of Consolidated Net Income and Consolidated Interest Expense, plus, without duplication, the following to the extent deducted in calculating such Consolidated Net Income:

        (1) all income tax expense of GrafTech International and its consolidated Restricted Subsidiaries;

        (2) depreciation and amortization expense of GrafTech International and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid operating activity item that was paid in cash in a prior period);

        (3) all other non-cash charges of GrafTech International and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period ending before the Stated Maturity of the Notes);

        (4) non-cash exchange, translation or performance gains (or losses) relating to any Hedging Obligations or currency or interest rate fluctuations; and

        (5) all cash and non-cash restructuring or non-recurring charges attributable to Project Phoenix, to the extent the cumulative amount of such charges realized from October 1, 2001 through the end of such period do not exceed $50.0 million in the aggregate, in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same


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proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income, and only to the extent that payment of a corresponding amount of dividends or distributions at the date of determination to GrafTech International or another Restricted Subsidiary by such Restricted Subsidiary is not subject to restrictions (other than corporate approvals within the control of GrafTech International and ministerial filings and notices).

        "EMSA" means Elektrode Maatskappy (Proprietary) Limited, a corporation organized under the laws of South Africa, and its successors.

        "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

        "EXCHANGE NOTES" means the debt securities of the Company issued pursuant to the Indenture in exchange for, and in an aggregate principal amount equal to, the Notes, in compliance with the terms of one of the Registration Rights Agreements.

        "FACILITIES" means the Term Loan Facilities and the Revolving Credit Facilities.

        "FOREIGN RESTRICTED SUBSIDIARY" means a Restricted Subsidiary that is incorporated in a jurisdiction other than the United States or a State thereof or the District of Columbia and with respect to which more than 80% of any of its sales, earnings or assets (determined on a consolidated basis in accordance with GAAP) are located in, generated from or derived from operations located in territories and jurisdictions outside the United States.

        "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in:

        (1) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

        (2) statements and pronouncements of the Financial Accounting Standards Board;

        (3) such other statements by such other entity as approved by a significant segment of the accounting profession; and

        (4) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

        "GENCO" means Graphite Electrode Network LLC, a limited liability company under the laws of the State of Delaware, and its successors.

        "GRAFTECH" means Graftech Inc., a corporation organized under the laws of the State of Delaware, and its successors.

         "GRAFTECH EQUITY OFFERING" means any public or private offering or sale of the Capital Stock of Graftech.


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        "GRAFTECH INTERNATIONAL" means GrafTech International Ltd., a corporation organized under the laws of the State of Delaware, and its successors. Graftech International was formerly known as UCAR International Inc.

        "GRAFTECH INTERNATIONAL GUARANTY" means the Guarantee by GrafTech International of the Company's obligations with respect to the Notes.

        "GRAFTECH PLEDGE AGREEMENT" means the Pledge Agreement dated as of the Issue Date among UCAR Carbon, JPMorgan Chase Bank, as Collateral Agent for the Trustee, and State Street Bank and Trust Company, as Trustee for the Noteholders.

        "GUARANTEE" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

        (1) to purchase or pay (or advance or supply funds for the purchase or payment of) Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, to maintain financial statement conditions or otherwise), or

        (2) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a correlative meaning.

        "GUARANTIES" means, collectively, the GrafTech International Guaranty, the UCAR Global Guaranty, the UCAR Carbon Guaranty and the Subsidiary Guaranties.

        "GUARANTORS" means, collectively, GrafTech International, UCAR Global, UCAR Carbon and the Subsidiary Guarantors.

        "GUARANTY AGREEMENT" means a supplemental indenture, substantially in the form attached as an exhibit to the Indenture, pursuant to which a Subsidiary Guarantor guarantees the Company's obligations with respect to the Notes on the terms provided for in the Indenture.

        "HEDGING OBLIGATIONS" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

        "HOLDER" or "NOTEHOLDER" means the Person in whose name a Note is registered on the Registrar's books.

        "INCUR" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with "-Certain Covenants-Limitation on Indebtedness," (1) amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security, (2) the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly


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scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms and (3) any premium in respect of the Indebtedness that becomes due and payable as a result of the giving of a notice of redemption or the making of a mandatory offer to purchase will not be deemed to be the Incurrence of Indebtedness.

        "INDEBTEDNESS" means, with respect to any Person on any date of determination (without duplication):

        (1) the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

        (2) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person;

        (3) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement regarding such property (but excluding trade accounts payable arising in the ordinary course of business);

        (4) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing (x) payment of the Antitrust Fines or
               (y) obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person, in each case, to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

        (5) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Preferred Stock of any Subsidiary of such Person, the principal amount of such Preferred Stock to be determined in accordance with the Indenture (but excluding, in each case, any accrued dividends);

        (6)    all obligations of the type referred to in clauses (1) through
               (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

        (7)    all obligations of the type referred to in clauses (1) through
               (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or asset and the amount of the obligation so secured; and

        (8) to the extent not otherwise included in this definition, Hedging Obligations of such Person.

        The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date as determined


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in accordance with GAAP; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time as determined in accordance with GAAP.

        For the avoidance of doubt, Indebtedness that is redeemed, defeased, retired or otherwise repaid shall no longer be considered Indebtedness.

        "INDEPENDENT QUALIFIED PARTY" means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of GrafTech International.

        "INTERCOMPANY LOAN" means an unsecured senior term loan of a portion of the gross proceeds from the sale of the Notes (or, in the case of UCAR Electrodos and UCAR S.p.A., specified borrowings under the Revolving Credit Facility) from the Company to a Foreign Restricted Subsidiary.

        "INTERCOMPANY NOTE" means (1) on the Issue Date, an unsecured senior promissory term note evidencing Intercompany Loans to each of UCAR S.A., UCAR Holdings S.A., UCAR Carbon Mexicana and EMSA, (2) on completion of the Realignment insofar as the Realignment relates to UCAR Electrodos, an unsecured senior promissory term note evidencing an Intercompany Loan to UCAR Electrodos, and upon repayment of the third party secured term note issued by UCAR S.p.A., an unsecured senior promissory term note evidencing an Intercompany Loan to UCAR Finance, in each case, in aggregate principal amount equal to the Secured Intercompany Note repaid by such Intercompany Loan and (3) any other unsecured senior promissory term note issued by a Foreign Restricted Subsidiary evidencing an Intercompany Loan substantially in the form attached as an exhibit to the Indenture.

        "INTERCOMPANY NOTE GUARANTOR" means UCAR Limited, UCAR SNC, UCAR Holdings S.A., UCAR Inc., UCAR Carbon S.A., UCAR Produtos de Carbono, UCAR Carbon Mexicana and UCAR S.A. and each other Foreign Restricted Subsidiary of GrafTech International that thereafter Guarantees the Intercompany Notes.

        "INTERCOMPANY NOTE GUARANTY" means a Guaranty by an Intercompany Note Guarantor of all the obligations under the Intercompany Notes provided, however that, on the Issue Date, the Intercompany Note Guaranty of UCAR SNC shall only Guarantee the obligations of UCAR Holdings S.A. with respect to UCAR Holding S.A.'s Intercompany Note.

        "INTERCOMPANY NOTE MAKER" means UCAR S.A., UCAR Holdings S.A., UCAR Carbon Mexicana and EMSA and each other Foreign Restricted Subsidiary of GrafTech International that thereafter issues an Intercompany Note.

        "INTERCOMPANY NOTE OBLIGATIONS" means, collectively, the obligations of an Intercompany Note Guarantor under its Intercompany Note Guaranty and the obligations of an Intercompany Note Maker under its Intercompany Note.

        "INTERCOMPANY NOTE OBLIGORS" means, collectively, the Intercompany Note Makers and the Intercompany Note Guarantors.

        "INTEREST RATE AGREEMENT" means in respect of a Person any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect such Person against fluctuations in interest rates.

        "INVESTMENT" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet

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of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. Except as otherwise provided for herein, the amount of an Investment shall be its fair value at the time the Investment is made and without giving effect to subsequent changes in value.

        For purposes of the definition of "Unrestricted Subsidiary," the definition of "Restricted Payment" and the covenant described under "-Certain Covenants-Limitation on Restricted Payments":

        (1) "INVESTMENT" shall include the portion (proportionate to GrafTech International's direct or indirect equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of GrafTech International at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, GrafTech International shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) GrafTech International's "Investment" in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to GrafTech International's direct or indirect equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

        (2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of GrafTech International, whose good faith determination shall be conclusive.

        For purposes of valuing an Investment in a joint venture or Unrestricted Subsidiary, the book value of non-cash contributions shall be used unless the Investment constitutes a line of business, in which case the fair market value of the contribution shall be used. Contributions of the Capital Stock of GrafTech International shall be treated as having zero book value.

        "ISSUE DATE" means the date on which the Notes are originally issued.

        "LEGAL HOLIDAY" means a Saturday, Sunday or a day on which commercial banking institutions are authorized or required by law to close in New York City or the Commonwealth of Massachusetts.

        "LIEN" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

        "LIEN SUBORDINATION AGREEMENT" means the Lien Subordination Agreement dated as of the Issue Date among UCAR Carbon, JPMorgan Chase Bank, as Senior Lien Collateral Agent for the lenders under the Credit Agreement, JPMorgan Chase Bank, as Junior Lien Collateral Agent for the Trustee, and State Street Bank and Trust Company, as Trustee for the Noteholders.

        "LITIGATION AWARDS" means the gross proceeds from the UCC/MC Lawsuit or any settlement thereof, judgment therein or disposition thereof.

        "LITIGATION LIABILITIES" shall mean liabilities and expenses of GrafTech International and its Subsidiaries associated with (a) antitrust investigations and related lawsuits, settlements and claims of the type described in GrafTech International's Annual Report on Form 10-K for the year ended December 31, 2000, and GrafTech International's Quarterly Reports on Form 10-Q for the quarters ended March 31,

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2001, June 30, 2001 and September 30, 2001 (together, the "SEC Reports"), (b)
stockholder derivative lawsuits and claims of the type described in the SEC Reports and (c) securities lawsuits and claims of the type described in the SEC Reports and any investigations that may arise relating to the subject matter of such securities lawsuits and claims.

        "NET AVAILABLE CASH" from an Asset Disposition means 100% of the cash payments received therefrom or, in the case of an Asset Disposition constituting part of Project Phoenix, 75% of the cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form), in each case net of:

        (1) all legal, investment banking, accounting, professional, filing, title, recording and transfer tax expenses, commissions and other fees and expenses (including payments to third parties to obtain any necessary consents) incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Disposition;

        (2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

        (3) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition; and

        (4) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by GrafTech International or any Restricted Subsidiary after such Asset Disposition.

        "NET CASH PROCEEDS," with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

        "NEW NOTES" means up to $150,000,000 of Additional Notes issued after the date of the First Supplemental Indenture, dated as of April 30, 2002.

        "OFFICERS' CERTIFICATE" means a certificate signed by the Chairman of the Board, the President or a Vice President, and by the Treasurer, an Assistant Treasurer, the Controller, an Assistant Controller, the Secretary or an Assistant Secretary of GrafTech International or its Subsidiaries, as applicable.

        "OPINION OF COUNSEL" means a written opinion of legal counsel, in form and substance reasonably acceptable to the Trustee. Such legal counsel may be an employee of or counsel to GrafTech International or its Restricted Subsidiaries.

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        "PERMITTED INVESTMENT" means an Investment by GrafTech International or any Restricted Subsidiary in:

        (1) GrafTech International, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

        (2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, GrafTech International or a Restricted Subsidiary; provided, however, that such Person's primary business is a Related Business;

        (3)    cash and Temporary Cash Investments;

        (4)    Hedging Obligations;

        (5) receivables owing to GrafTech International or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as GrafTech International or any such Restricted Subsidiary deems reasonable under the circumstances;

        (6) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

        (7) loans or advances to employees made in the ordinary course of business consistent with past practices of GrafTech International or such Restricted Subsidiary;

        (8) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to GrafTech International or any Restricted Subsidiary or in satisfaction of judgments, settlements or awards;

        (9) any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition as permitted pursuant to the covenant described under "-Certain Covenants-Limitation on Sales of Assets and Subsidiary Stock";

        (10) advances or prepayments to vendors in the ordinary course of business consistent with past practices of GrafTech International or such Restricted Subsidiary; and

        (11) any Person where such Investment was acquired by GrafTech International or any Restricted Subsidiary (a) in exchange for any other Investment or accounts receivable held by GrafTech International or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by GrafTech International or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default.

        "PERMITTED LIENS" means, with respect to any Person:


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        (1)    pledges or deposits by such Person under worker's compensation laws, unemployment insurance laws, other social security laws or regulations or similar legislation, or deposits securing liability to insurance carriers under insurance or self-insurance arrangements in respect of such obligations, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases or subleases to which such Person is a party, or deposits to secure public, statutory, regulatory or similar obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds, performance bonds and other obligations of a like nature (including those incurred to secure health, safety and environmental obligations) to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

        (2) Liens imposed by law, such as carriers', warehousemen's, mechanics', materialmen's, repairmen's and other like Liens, in each case for sums not yet due and payable or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review and Liens arising solely by virtue of any statutory or common law provision relating to banker's Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided, however, that (A) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by GrafTech International in excess of those set forth by regulations promulgated by the Federal Reserve Board and (B) such deposit account is not intended by GrafTech International or any Restricted Subsidiary to provide collateral to the depository institution;

        (3) Liens for taxes, assessments or other governmental charges or levies, including property taxes, not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

        (4) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

        (5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of such properties or materially impair their use in the operation of the business of such Person;

        (6) Liens securing Indebtedness Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of the Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto), and the Indebtedness (other than any interest thereon) secured by the Lien may not be Incurred more than 270 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property, plant or equipment subject to the Lien;

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        (7)    Liens to secure Indebtedness permitted under the provisions described in clauses (b)(1) and (b)(2) under "-Certain Covenants-Limitation on Indebtedness";

        (8) Liens existing on the Issue Date and Liens created to secure the Notes;

        (9) Liens on shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

        (10) Liens on property or assets at the time such Person or any of its Subsidiaries acquires such property or assets, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property or assets owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

        (11) Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a Restricted Subsidiary of such Person;

        (12) Liens securing Hedging Obligations so long as such Hedging Obligations relate to Indebtedness that is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

        (13) Liens (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness or (ii) pertaining to pooled deposit and/or sweep accounts of GrafTech International or any Restricted Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of GrafTech International or any Restricted Subsidiary;

        (14) Liens arising by operation of law pursuant to Section 107(1) of CERCLA or pursuant to analogous state or foreign law, for costs or damages which are not yet due (by virtue of a written demand for payment by a governmental authority) or which are being contested in good faith by appropriate proceedings and GrafTech International, the Company or the affected Subsidiary has set aside on its books adequate reserves with respect thereto, or on property that GrafTech International, the Company or a Subsidiary has determined to abandon if the sole recourse for such costs or damages is to such property;

        (15) Liens, not securing Indebtedness, arising as a result of sales or other dispositions of accounts receivable or inventory of Restricted Subsidiaries in connection with asset securitizations or factoring or similar transactions involving accounts receivable;

        (16) Liens related to the Antitrust Fines and any letters of credit issued in support of the Antitrust Fines;

        (17) minority stockholder rights, and rights of first refusal relating to shares of Carbone Savoie, GENCO and other joint ventures permitted under the Indenture;

        (18)   Liens on the assets of Unrestricted Subsidiaries;

        (19) Liens relating to funding obligations, not constituting Indebtedness, for employee benefit plans;

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        (20)   Liens with respect to the Capital Stock of a Restricted
               Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all of the Capital Stock of such Restricted Subsidiary, pending the closing of such sale or disposition; and

        (21) Liens of a type described in clauses (1) through (20) to extend, continue, renew or replace any similar Lien referred to in clauses (1) through (20) (except with respect to a Lien to secure the Antitrust Fines), and Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clause (6), (8), (9) or (10); provided, however, that:

               (A) such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

               (B) the Indebtedness, if any, secured by such Lien at such time is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under any such clause at the time the original Lien became a Permitted Lien and (y) an amount necessary to pay any fees and expenses, including premiums and accrued interest, related to such refinancing, refunding, extension, renewal or replacement.

Notwithstanding the foregoing, "Permitted Liens" will not include any Lien described in clauses (6), (9) or (10) above to the extent such Lien applies to any Additional Assets acquired directly or indirectly from Net Available Cash pursuant to the covenant described under "-Certain Covenants-Limitation on Sale of Assets and Subsidiary Stock." For purposes of this definition, the term "Indebtedness" shall be deemed to include interest on such Indebtedness.

        "PERSON" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "PREFERRED STOCK," as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

        "PRINCIPAL" of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

        "PROJECT PHOENIX" means the cost savings plan announced publicly in January 2002 by GrafTech International, including the mothballing of our graphite electrode manufacturing operations in Caserta, Italy, headcount reductions, other announced asset sales and the Realignment.

        "PUBLIC EQUITY OFFERING" means an underwritten primary public offering of common stock of GrafTech International pursuant to an effective registration statement under the Securities Act.

        "QUALIFIED RECEIVABLES TRANSACTION" means any transaction or series of transactions that may be entered into by GrafTech International or any Restricted Subsidiary pursuant to which GrafTech International or any Restricted Subsidiary may sell, convey, discount, factor or otherwise transfer to any


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other Person other than GrafTech International or a Subsidiary thereof, or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of GrafTech International or any Restricted Subsidiary and any asset related thereto, including all collateral securing the accounts receivable, all contracts and all guarantees or other obligations in respect of the accounts receivable, all proceeds of the accounts receivable and all other assets which are customarily transferred, or in respect of which security interests are customarily granted, in connection with asset securitization, factoring or similar transactions involving accounts receivable.

        "REALIGNMENT" means a series of transactions by which (1) various non-U.S. operating subsidiaries of GrafTech International are contributed or sold to UCAR S.A., (2) Secured Intercompany Notes are issued by UCAR S.A. and other Foreign Restricted Subsidiaries to the Company, in part in consideration for loans that the Company has extended to such Foreign Restricted Subsidiaries in order to facilitate the contribution or sale described in clause (1), (3) certain new U.S. subsidiaries of UCAR Carbon are formed and (4) certain operating businesses of UCAR Carbon are transferred to the newly formed U.S. Subsidiaries of UCAR Carbon.

        "REFINANCE" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

        "REFINANCING INDEBTEDNESS" means Indebtedness that Refinances any Indebtedness of GrafTech International or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

        (1) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

        (2) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced; and

        (3) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary that Refinances Indebtedness of GrafTech International or (B) Indebtedness of GrafTech International or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

        "REGISTRATION RIGHTS AGREEMENT" means either (i) the Registration Rights Agreement dated February 15, 2002, among the Company, the Guarantors, Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., ABN AMRO Incorporated, Fleet Securities, Inc. and Scotia Capital (USA) Inc. relating to the Initial Notes or (ii) the Registration Rights Agreement dated May 6, 2002, among the Company, the Guarantors, Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. relating to the New Notes, whichever is applicable.

        "RELATED BUSINESS" means any business in which GrafTech International or the Restricted Subsidiaries were engaged on the Issue Date and any business related, ancillary or complementary to any


                                      186
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business of GrafTech International or the Restricted Subsidiaries in which
GrafTech International or the Restricted Subsidiaries were engaged on the Issue Date.

        "RESTRICTED PAYMENT" with respect to any Person means:

        (1) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (in each case, other than dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and dividends or distributions payable solely to GrafTech International or a Restricted Subsidiary, and other than pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

        (2) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of GrafTech International held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of GrafTech International (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of GrafTech International that is not Disqualified Stock);

        (3) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, other than from GrafTech International or any of the Restricted Subsidiaries, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of such Person (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition); or

        (4) the making of any Investment (other than a Permitted Investment) in any Person.

        "RESTRICTED SUBSIDIARY" means any Subsidiary of GrafTech International that is not an Unrestricted Subsidiary.

        "REVOLVING CREDIT FACILITY" means (a) the revolving credit facility contained in the Credit Agreement and (b) any revolving credit facility for local operating lines of credit, under which either a Guarantor or an Intercompany Note Obligor is the borrower and, in either case, any other facility or financing arrangement that Refinances, in whole or in part, any such revolving credit facility.

        "SALE/LEASEBACK TRANSACTION" means an arrangement relating to property owned by GrafTech International or a Restricted Subsidiary on the Issue Date or thereafter acquired by GrafTech International or a Restricted Subsidiary whereby GrafTech International or a Restricted Subsidiary transfers such property to a Person and GrafTech International or a Restricted Subsidiary leases it from such Person provided, however, that the provisions of the covenant described under "-Limitation on Sale/Leaseback Transactions" shall not apply to any Sale/Leaseback Transaction relating to property owned by GrafTech International or a Restricted Subsidiary having a fair market value less than $500,000 (as determined in good faith by the chief financial officer of GrafTech International, whose good faith determination shall be conclusive).

        "SEC" means the U.S. Securities and Exchange Commission.


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        "SECURED INTERCOMPANY NOTES" means the secured intercompany term notes made by various non-U.S. subsidiaries of GrafTech International in favor of the Company that are pledged by the Company to the lenders under the Credit Agreement to secure obligations under the Credit Agreement and that are described in and restricted by the Credit Agreement and shall include, for purposes of this definition, the third party secured term note issued by UCAR S.p.A. that is backed by a deposit of the Company.

        "SENIOR INDEBTEDNESS" means, with respect to any Person on any date of determination:

        (1) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

        (2) accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are junior to or subordinate in right of payment to the Notes or the Guaranty of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

        (1)    any obligation of such Person to any Subsidiary of such Person;

        (2) any liability for Federal, state, local or other taxes owed or owing by such Person;

        (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

        (4) any Indebtedness of such Person (and any accrued and unpaid interest in respect thereof) which is subordinate or junior in any respect to any other Indebtedness or other obligation of such Person; or

        (5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture.

        "SIGNIFICANT SUBSIDIARY" means any Restricted Subsidiary that would be a "Significant Subsidiary" of GrafTech International within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

        "STATED MATURITY" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

        "SUBORDINATED OBLIGATION" means, with respect to any Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes or a Guaranty of such Person, as the case may be, pursuant to a written agreement to that effect.


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        "SUBSIDIARY" means, with respect to any Person, any corporation, association, partnership, limited liability company or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

        (1)    such Person;

        (2)    such Person and one or more Subsidiaries of such Person; or

        (3)    one or more Subsidiaries of such Person.

        "SUBSIDIARY GUARANTOR" means UCAR Composites, UCAR Carbon Technology LLC, UCAR International Trading and UCAR Holdings III and each other Subsidiary of GrafTech International that executes the Indenture as a guarantor (except UCAR Global and UCAR Carbon) and each other Subsidiary of GrafTech International that thereafter guarantees the Notes pursuant to the terms of the Indenture.

        "SUBSIDIARY GUARANTY" means a Guaranty by a Subsidiary Guarantor of the Company's obligations with respect to the Notes.

        "TEMPORARY CASH INVESTMENTS" means any of the following:

        (1) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

        (2) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding long-term debt or whose parent holding company has outstanding long-term debt, which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

        (3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) entered into with a bank meeting the qualifications described in clause (2);

        (4) investments in commercial paper, maturing not more than 180 days after the date of acquisition, issued by a corporation (other than an Affiliate of GrafTech International) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard and Poor's Ratings Group;

        (5) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by Standard & Poor's Ratings Group or "A-2" by Moody's Investors Service, Inc.; and


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        (6)    in the case of any Foreign Restricted Subsidiary, investments:
               (a) in direct obligations of the sovereign nation (or any agency thereof) in which such Foreign Restricted Subsidiary is organized and is conducting business or in obligations fully and unconditionally guaranteed by such sovereign nation (or any agency thereof); provided that such obligations have a rating of "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act), or the equivalent thereof from comparable foreign rating agencies, (b) of the type and maturity described in clauses (1) through (5) of foreign obligors, which investments or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies or (c) of the type and maturity described in clauses (1) through (5) of foreign obligors (or the parents of such obligors), which investments or obligors (or the parents of such obligors) are not rated as provided in such clauses or in clause (2) but which are, in the reasonable judgment of GrafTech International, comparable in investment quality to such investments and obligors (or the parents of such obligors); provided that the aggregate face amount outstanding at any time of such investments of all Foreign Restricted Subsidiaries made pursuant to this subclause (c) does not exceed $50.0 million;

        (7) investments in mutual funds whose investment guidelines restrict such funds' investments to those satisfying the provisions of clauses (1) through (5); and

        (8) investments in time deposit accounts, certificates of deposit and money market deposits in an aggregate face amount not in excess of one-half of 1% of the total consolidated assets of GrafTech International as of the end of GrafTech International's most recently completed fiscal year.

        "TERM LOAN FACILITY" means the term loan facilities contained in the Credit Agreement and any other facilities or financing arrangements that Refinances in whole or in part any such term loan facilities.

        "UCAR CARBON" means UCAR Carbon Company Inc., a corporation organized under the laws of the State of Delaware, and its successors.

        "UCAR CARBON GUARANTY" means the Guarantee by UCAR Carbon of the Company's obligations with respect to the Notes.

        "UCAR CARBON MEXICANA" means UCAR Carbon Mexicana S.A. de C.V., a corporation organized under the laws of Mexico, and its successors.

        "UCAR CARBON S.A." means UCAR Carbon S.A. a corporation organized under the laws of Brazil, and its successors.

        "UCAR CARBON TECHNOLOGY LLC" means UCAR Carbon Technology LLC, a limited liability company under the laws of the State of Delaware, and its successors.

        "UCAR COMPOSITES" means UCAR Composites Inc., a corporation organized under the laws of the State of California, and its successors.

        "UCAR ELECTRODOS" means the Spanish subsidiary of GrafTech International, which currently means UCAR Electrodos, S.L., a limited liability company organized under the laws of Spain, and its successors, and, upon completion of the realignment of GrafTech's Spanish subsidiary, will mean UCAR Electrodos Iberica, S.L., a limited liability company organized under the laws of Spain, and its successors.

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

        "UCAR GLOBAL" means UCAR Global Enterprises Inc., a corporation organized under the laws of the State of Delaware, and its successors.

        "UCAR GLOBAL GUARANTY" means the Guarantee by UCAR Global of the Company's obligations with respect to the Notes.

        "UCAR HOLDINGS S.A." means UCAR Holdings S.A., a limited liability company organized under the laws of France, and its successors.

        "UCAR HOLDINGS III" means UCAR Holdings III Inc., a corporation organized under the laws of the State of Delaware, and its successors.

        "UCAR INC." means UCAR Inc., a corporation organized under the laws of Canada, and its successors.

         "UCAR INTERNATIONAL TRADING" means UCAR International Trading Inc., a corporation organized under the laws of the State of Delaware, and its successors.

        "UCAR LIMITED" means UCAR Limited, a private limited company organized under the laws of the United Kingdom, and its successors.

        "UCAR PRODUTOS DE CARBONO" means UCAR Produtos de Carbono S.A., a corporation organized under the laws of Brazil, and its successors.

        "UCAR S.A." means UCAR S.A., a limited company organized under the laws of Switzerland, and its successors.

        "UCAR SNC" means UCAR SNC, a partnership organized under the laws of France, and its successors.

        "UCAR S.P.A." means UCAR S.p.A., a joint stock corporation organized under the laws of Italy, and its successors.

        "UCC/MC LAWSUIT" means the lawsuit pending in the United States District Court for the Southern District of New York, entitled UCAR International Inc., UCAR Global Enterprises Inc. and UCAR Carbon Company Inc. v. Union Carbide Corporation, Mitsubishi Corporation, Mitsubishi International Corporation, Hiroshi Kawamura and Robert D. Kennedy, Case No. 00 Civ. 1338 (GBD), and all claims asserted by or against any of the parties or their affiliates, related parties or successors in such lawsuit or in subsequent suits, actions or proceedings arising from or related to such lawsuit or the facts giving rise to such lawsuit.

        "UNRESTRICTED SUBSIDIARY" means:

        (1) any Subsidiary of GrafTech International that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of GrafTech International (or its chief financial officer if the Subsidiary is not a Significant Subsidiary) in the manner provided below; and

        (2)    any Subsidiary of an Unrestricted Subsidiary;

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

provided, however, that GrafTech International shall not be entitled to designate the Company as an Unrestricted Subsidiary.

        The Board of Directors of GrafTech International (or its chief financial officer if the Subsidiary is not a Significant Subsidiary) may designate any Subsidiary of GrafTech International (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, GrafTech International or any other Subsidiary of GrafTech International that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, then in each such case such designation would be permitted under the covenant described under "-Certain Covenants-Limitation on Restricted Payments."

        The Board of Directors of GrafTech International may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) GrafTech International could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "-Certain Covenants-Limitation on Indebtedness" and (B) no Default shall have occurred and be continuing. Any designation of an Unrestricted Subsidiary by the Board of Directors of GrafTech International or its chief financial officer, as the case may be, shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of GrafTech International giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

        "U.S. DOLLAR EQUIVALENT" means, with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the "Exchange Rates" column under the heading "Currency Trading" on the date two Business Days prior to such determination.

        Except as described under "-Certain Covenants-Limitation on Indebtedness," whenever it is necessary to determine whether GrafTech International or any of its subsidiaries has complied with any covenant in the Indenture or a Default has occurred and an amount is expressed in a currency other than U.S. dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount was initially determined in such currency.

        "U.S. GOVERNMENT OBLIGATIONS" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

        "VOTING STOCK" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

        "WHOLLY OWNED SUBSIDIARY" means a Restricted Subsidiary, which at least 97% of the Capital Stock of which (other than directors' qualifying or other legally required shares) is owned by GrafTech International or one or more Wholly Owned Subsidiaries.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following summary describes the material U.S. federal income tax consequences and, in the case of a holder that is a non-U.S. holder, the U.S. federal estate tax consequences, of purchasing, owning and disposing of the Notes. This summary applies to you only if you are the initial holder of the Notes and you acquire the Notes for a price equal to the issue price of the Notes. The issue price of the Notes is the first price at which a substantial amount of the Notes is sold other than to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers.

        This summary deals only with notes held as capital assets (generally, investment property) and does not deal with special tax rules applicable to certain other holders such as:

        o       dealers in securities or currencies;

        o       traders in securities;

        o U.S. holders (as defined below) whose functional currency is not the United States dollar;

        o persons holding notes as part of a hedge, straddle, conversion or other integrated transaction;

        o       certain U.S. expatriates;

        o       financial institutions;

        o       insurance companies;

        o       real estate investment trusts;

        o       regulated investment companies;

        o       grantor trusts;

        o entities that are tax-exempt for U.S. federal income tax purposes; and

        o persons that acquire the Notes for a price other than their issue price.

        This summary does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular investment or other circumstances. In addition, this summary does not discuss any U.S. state or local income or foreign income or other tax consequences. This summary is based on U.S. federal income tax law, including the provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this prospectus. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of purchasing, owning and disposing of Notes as set forth in this summary. Before purchasing, holding or disposing of the Notes, you should consult your own tax advisor regarding the particular U.S. federal, state and local and foreign income and other tax consequences of purchasing, owning and disposing of the Notes that may be applicable to you.


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

CONSEQUENCES TO HOLDERS OF THE EXCHANGE NOTES

        The exchange of Initial Notes for Exchange Notes pursuant to this exchange offer will not be a taxable event for U.S. federal income tax purposes. As a result, there will not be any material U.S. federal income tax consequences to a holder exchanging Initial Notes pursuant to this exchange offer. Because each Exchange Note is a continuation of the corresponding Initial Note, the remainder of this discussion of certain U.S. federal income tax consequences generally refers only to "Notes."

CHARACTERIZATION OF THE NOTES

        It is the opinion of Kelley Drye & Warren LLP that under applicable authorities the Notes should be treated as indebtedness for U.S. federal income tax purposes. However, it is possible that the Internal Revenue Service will contend that the Notes are properly characterized in an alternative manner, including as an equity interest in us. In the event that the Notes are treated as equity, the amount of any payments on any such Note would first be taxable to you as ordinary dividend income to the extent of our current and accumulated earnings and profits, and next would be treated as a non-taxable return of capital to the extent of your tax basis in the Note with any remaining amount treated as capital gain from the sale of a Note. Further, if you are a non-U.S. holder (as defined below), any payments on the Notes treated as equity would not be eligible for the portfolio interest exception from U.S. withholding tax, any dividends thereon would be subject to U.S. withholding tax at a flat rate of 30% (or lower applicable treaty rate), and any gain from the sale or other taxable disposition of the Notes might also be subject to U.S. tax in certain circumstances. The remainder of this discussion assumes that the Notes will constitute our indebtedness for U.S. federal income tax purposes.

U.S. HOLDERS

        The following summary applies to you only if you are a U.S. holder.

        Definition of a U.S. Holder. A "U.S. holder" is a beneficial owner of a Note or Notes who or which is for U.S. federal income tax purposes:

        o      an individual citizen or resident of the U.S.;

        o a corporation or partnership (or other entity classified as a corporation or partnership for these purposes) created or organized in or under the laws of the U.S. or of any political subdivision of the U.S., including any State;

        o an estate, the income of which is subject to U.S. federal income taxation regardless of the source of that income; or

        o a trust, if, in general, a U.S. court is able to exercise primary supervision over the trust's administration and one or more U.S. persons (within the meaning of the Internal Revenue Code) has the authority to control all of the trust's substantial decisions.

        If a partnership holds Notes, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding Notes, you should consult your tax advisor.

        PAYMENTS OF INTEREST. Interest on your Notes will be taxed as ordinary interest income. In addition:

        o if you use the cash method of accounting for U.S. federal income tax purposes, you will have to include the interest on your Notes in your gross income at the time you receive the interest; and

        o if you use the accrual method of accounting for U.S. federal income tax purposes, you will have to include the interest on your Notes in your gross income at the time the interest accrues.

        SALE OR OTHER DISPOSITION OF NOTES. Your tax basis in your Notes generally will be their cost, subject to certain adjustments. You generally will recognize taxable gain or loss when you sell or otherwise dispose of your Notes equal to the difference, if any, between:

        o the amount realized on the sale or other disposition (less any amount attributable to accrued interest, which will be taxable in the manner described under "-U.S. Holders-Payments of Interest"); and

        o      your tax basis in your Notes.

        Your gain or loss generally will be a capital gain or loss. This capital gain or loss will be long term capital gain or loss if at the time of the sale or other disposition you have held your Notes for more than one year. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income. If you are a non-corporate U.S. holder, your long term capital gain generally will be subject to a maximum tax rate of 20%.

        BACKUP WITHHOLDING. In general, "backup withholding," currently at a rate of 30% and being reduced in stages to a rate of 28% in 2006, may apply:

        o to any payments made to you of principal of and interest on your Notes; and

        o to payment of the proceeds of a sale or other disposition of your Notes before maturity;

if you are a non-corporate U.S. holder and fail to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules.

        The backup withholding tax is not an additional tax and may be credited against your U.S. federal income tax liability, provided that the required information is provided to the Internal Revenue Service.

NON-U. S. HOLDERS

        The following summary applies to you if you are a beneficial owner of a Note or Notes who or which is not a U.S. holder (a "non-U.S. holder"). An individual may, subject to exceptions, be deemed to be a resident alien, as opposed to a non-resident alien, by among other ways being present in the U.S.:

        o      on at least 31 days in the calendar year; and

        o for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year.

        Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

        U.S. FEDERAL WITHHOLDING TAX. Under current U.S. federal income tax laws, and subject to the discussion below, U.S. federal withholding tax will not apply to payments by us or our paying agent (in its capacity as such) of principal of and interest on your Notes under the "portfolio interest" exception of the Internal Revenue Code, provided that in the case of interest:

        o you do not, directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder;

        o you are not (i) a controlled foreign corporation for U.S. federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership (as provided in the Internal Revenue Code), or (ii) a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code;

        o such interest is not effectively connected with your conduct of a U.S. trade or business; and

        o you provide a signed written statement, under penalties of perjury, which can reliably be related to you, certifying that you are not a U.S. person within the meaning of the Internal Revenue Code and providing your name and address to:

           (A)    us or our paying agent; or

           (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds your Notes on your behalf and that certifies to us or our paying agent under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your signed, written statement and provides us or our paying agent with a copy of this statement.

        Treasury regulations provide alternative methods for satisfying the certification requirement described in this section. In addition, under these Treasury regulations:

        o if you are a foreign partnership, the certification requirement will generally apply to partners in you, and you will be required to provide certain information;

        o if you are a foreign trust, the certification requirement will generally be applied to you or your beneficial owners depending on whether you are a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined in the Treasury regulations; and

        o look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

        If you are a foreign partnership or a foreign trust, you should consult your own tax advisor regarding your status under these Treasury regulations and the certification requirements applicable to you.

        U.S. FEDERAL INCOME TAX. Except for the possible application of U.S. withholding tax (see "-Non-U.S. Holders-U.S. Federal Withholding Tax" above) and backup withholding tax (see "-Backup Withholding and Information Reporting" below), you generally will not have to pay U.S. federal income tax on payments of principal and interest on your Notes, or on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of your Notes (provided that, in the case of proceeds representing accrued interest, the conditions described in "-Non-U.S. Holders-U.S. Federal Withholding Tax" are met), unless:

        o in the case of gain, you are an individual who is present in the U.S. for 183 days or more during the taxable year of the sale or other disposition of your Notes, and specific other conditions are met; or

        o the gain is effectively connected with your conduct of a U.S. trade or business, and, if an income tax treaty applies, is generally attributable to a U.S. "permanent establishment" maintained by you.

        If you are engaged in a trade or business in the U.S. and interest, gain or any other income in respect of your Notes is effectively connected with the conduct of your U.S. trade or business, and, if an income tax treaty applies, you maintain a U.S. "permanent establishment" to which the interest, gain or other income is generally attributable, you may be subject to U.S. income tax on a net basis on the interest, gain or income (although interest is exempt from the withholding tax discussed in the preceding paragraphs provided that you provide a properly executed applicable Internal Revenue Service form on or before any payment date to claim the exemption).

        In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% of your earnings and profits for the taxable year that are effectively connected to your U.S. trade or business, as adjusted for certain items, unless a lower rate applies to you under a U.S. income tax treaty with your country of residence. For this purpose, you must include interest, gain or income on your Notes in the earnings and profits subject to the branch tax if these amounts are effectively connected with the conduct of your U.S. trade or business.

        U.S. FEDERAL ESTATE TAX. If you are an individual and are not a U.S. citizen or a resident of the U.S. (as specially defined for U.S. federal estate tax purposes) at the time of your death, your Notes will generally not be subject to the U.S. federal estate tax, unless, at the time of your death:

        o you directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder; or

        o your interest on the Notes is effectively connected with your conduct of a U.S. trade or business.

        BACKUP WITHHOLDING AND INFORMATION REPORTING. Under current Treasury regulations, backup withholding and information reporting will not apply to payments made by us or our paying agent (in its capacity as such) to you if you have provided the required certification that you are a non-U.S. holder as described in "-Non-U.S. Holders-U.S. Federal Withholding Tax" above, and provided that neither we nor our paying agent has actual knowledge that you are a U.S. holder (as described in "-U.S. Holders" above). We or our paying agent may, however, be subject to information reporting requirements with respect to certain payments on the Notes.

        The gross proceeds from the disposition of your Notes may be subject to information reporting and backup withholding tax currently at a rate of 30% and being reduced in stages to 28% in 2006. If you sell your Notes outside the U.S. through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the U.S., then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup

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withholding, will apply to a payment of sales proceeds, even if that payment is made outside the U.S., if you sell your Notes through a non-U.S. office of a broker that:

        o  is a U.S. person (as defined in the Internal Revenue Code);

        o derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the U.S.;

        o is a "controlled foreign corporation" for U.S. federal income tax purposes;

        o  is a foreign partnership, if at any time during its tax year;

        o one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

        o  the foreign partnership is engaged in a U.S. trade or business;

unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption. If you receive payments of the proceeds of a sale of your Notes to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

        You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

                              PLAN OF DISTRIBUTION

        Reference is made to "The Exchange Offer and Exchange Procedures" for a description of the exchange offer, including the purpose of the exchange offer, the basis upon which the Exchange Notes are offered and expenses incurred in connection with the exchange offer.

        Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer in exchange for Existing Notes acquired by such broker-dealer as a result of market making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and, therefore, must deliver a prospectus meeting the requirements of the Securities Act in connection with the exchange offer. Accordingly, each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Existing Notes where such Existing Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the consummation of the exchange offer and ending on the close of business six months after the consummation of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

        Neither we nor any of our affiliates has entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes and we will not receive any proceeds from any sale of Exchange Notes by any broker-dealer or any other person. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of the resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through broker-dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchaser of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the exchange offer and any broker-dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such broker-dealer may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 180 days after the consummation of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. We have agreed to pay all expenses incidental to the exchange offer other than commissions or concessions of any broker-dealer and expenses of counsel for the underwriters or holders of the Exchange Notes.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

        The distribution of the Exchange Notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of Exchange Notes are made. Accordingly, any resale of the

Exchange Notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Exchange Notes.

REPRESENTATIONS OF PURCHASERS

        By purchasing Exchange Notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom such purchase confirmation is received that

        (i) the purchaser is entitled under applicable provincial securities laws to purchase the Exchange Notes without the benefit of a prospectus qualified under those securities laws;

        (ii) where required by law, the purchaser is purchasing as principal and not as agent; and

        (iii)  the purchaser has reviewed the text above under Resale
               Restrictions.

RIGHTS OF ACTION-ONTARIO PURCHASERS ONLY

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the Exchange Notes, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the Exchange Notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the Exchange Notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the Exchange Notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the Exchange Notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

        Canadian purchasers of Exchange Notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Exchange Notes in their particular circumstances and about the eligibility of the Exchange Notes for investment by the purchaser under relevant Canadian legislation.

                       WHERE YOU CAN FIND MORE INFORMATION

        We are required to file periodic reports, proxy statements and other information relating to our business, financial statements and other matters with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges. Our reports and proxy statements and other information relating to us can also be inspected at the NYSE located at 20 Broad Street, New York, New York 10005.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents filed by us with the SEC under Section 12, 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 are incorporated by reference into this prospectus:

        o annual report on Form 10-K for the year ended December 31, 2001, except for Items 6, 7 and 8 therein;

        o quarterly report on Form 10-Q for the quarter ended March 31, 2002, except for Items 1, 2 and 3 therein;

        o       proxy statement on Schedule 14A, dated March 29, 2002; and

        o current reports on Form 8-K, filed on January 28, February 19, April 23, May 1, May 2, May 7, May 9 and May 24, 2002.

        In addition, we incorporate by reference all reports and other documents we file in the future pursuant to Section 12, 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed. Any statement contained in a previously filed document incorporated by reference in this prospectus is modified or superseded to the extent that a statement contained in this prospectus modifies or supersedes such statement. Any statement contained in this prospectus or in a document incorporated by reference in this prospectus is modified or superseded to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Only the modified or superseded statement shall constitute a part of this prospectus.

        You may request a copy of these filings, other than their exhibits, at no cost, by oral or written request to: GrafTech International Ltd., Brandywine West, 1521 Concord Pike, Suite 301, Wilmington, Delaware 19803, Attention: Elise
A. Garofalo, Director of Investor Relations, (302) 778-8227.

                                  LEGAL MATTERS

        Certain legal matters in connection with the Exchange Notes offered hereby will be passed upon for us by Kelley Drye & Warren LLP, New York, New York, and Stamford, Connecticut.

                                     EXPERTS

        The consolidated financial statements as of and for the year ended December 31, 2001 included in this registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of GrafTech International Ltd. (formerly known as UCAR International Inc.) and subsidiaries as of December 31, 2000, and for each of the years in the two-year period ended December 31, 2000, have been included and incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                      PAGE

Unaudited Consolidated Balance Sheets as of December 31, 2000 and 2001..........      F-2

Unaudited Consolidated Statements of Operations for the Years Ended December 31,
       1999, 2000 and 2001......................................................      F-3

Unaudited Consolidated Statements of Cash Flows for the Years Ended December 31,
       1999, 2000 and 2001......................................................      F-4

Unaudited Consolidated Statements of Stockholders' Deficit for the
        Years Ended December 31, 1999, 2000 and 2001............................      F-5

Notes to Unaudited Consolidated Financial Statements............................      F-6

Independent Auditors' Report....................................................      F-29

Independent Auditors' Report....................................................      F-30

Consolidated Balance Sheets of GrafTech International Ltd. (formerly known as
        UCAR International Inc.) and its subsidiaries as of December 31,
        2000 and 2001...........................................................      F-31

Consolidated Statements of Operations of GrafTech International Ltd. (formerly known as UCAR International Inc.) and its subsidiaries for the Years
        Ended December 31, 1999, 2000 and 2001..................................      F-32

Consolidated Statements of Cash Flows of GrafTech International Ltd. (formerly known as UCAR International Inc.) and its subsidiaries for the Years
        Ended December 31, 1999, 2000 and 2001..................................      F-33

Consolidated Statements of Stockholders' Equity (Deficit) of GrafTech
        International Ltd. (formerly known as UCAR International Inc.) and its
        subsidiaries for the Years Ended December 31, 1999, 2000 and 2001.......      F-34

Notes to Consolidated Financial Statements of GrafTech International Ltd.
        (formerly known as UCAR International Inc.) and its subsidiaries........      F-35


                  GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                                                  (UNAUDITED)
                                                                                    DECEMBER 31    MARCH 31,
                                     ASSETS                                             2001          2002
                                                                                        ----          ----
 CURRENT ASSETS:
   Cash and cash equivalents.........................................                  $  38         $  33
   Notes and accounts receivable.....................................                     95            97
   Inventories:
     Raw materials and supplies......................................                     33            34
     Work in process.................................................                    111           105
     Finished goods..................................................                     33            32
                                                                                       -----         -----
                                                                                         177           171
   Prepaid expenses and deferred income taxes........................                     12            19
                                                                                       -----         -----
     Total current assets............................................                    322           320
                                                                                       -----         -----
Property, plant and equipment........................................                    931           936
Less:  accumulated depreciation......................................                    650           655
                                                                                       -----         -----
     Net fixed assets................................................                    281           281
                                                                                       -----         -----
Deferred income taxes................................................                    140           153
Goodwill.............................................................                     29            29
Less:  accumulated amortization......................................                     12            12
                                                                                       -----         -----
                                                                                          17            17
Other assets.........................................................                     37            46
                                                                                       -----         -----
     Total assets....................................................                  $ 797         $ 817
                                                                                       =====         =====
                    LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
   Accounts payable..................................................                  $ 101         $  68
   Short-term debt...................................................                      7             8
   Accrued income and other taxes....................................                     45            47
   Other accrued liabilities.........................................                     57            58
                                                                                       -----         -----
     Total current liabilities.......................................                    210           181
Long-term debt.......................................................                    631           688
Other long-term obligations..........................................                    231           228
Deferred income taxes................................................                     32            38
Minority stockholders' equity in consolidated entities...............                     25            25
STOCKHOLDERS' DEFICIT:
   Preferred stock, par value $.01, 10,000,000 shares authorized,
     none issued.....................................................                      -             -
   Common stock, par value $.01, 100,000,000 shares authorized,
     58,532,209 shares issued at December 31, 2001, 58,642,203
     shares issued at March 31, 2002.................................                      1             1
   Additional paid-in capital........................................                    629           635
   Accumulated other comprehensive loss..............................                   (269)         (277)
   Retained deficit..................................................                   (602)         (606)
   Unearned restricted stock.........................................                      -            (5)
   Less:  cost of common stock held in treasury, 2,322,412 shares
      at December 31, 2001, 2,330,244 shares at March 31, 2002.......                    (85)          (85)
   Common stock held in employee benefits trust, 426,400 shares at
      December 31, 2001 and March 31, 2002...........................                     (6)           (6)
                                                                                       -----         -----
   Total stockholders' deficit.......................................                   (332)         (343)
                                                                                       -----         -----
      Total liabilities and stockholders' deficit.....................                 $ 797         $ 817
                                                                                       =====         =====

     See accompanying Notes to Unaudited Consolidated Financial Statements.

                  GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)



                                                                            THREE MONTHS
                                                                           ENDED MARCH 31,
                                                                           ---------------
                                                                         2001            2002
                                                                         ----            ----

Net sales......................................................         $   171        $   138
Cost of sales..................................................             122            107
                                                                        -------        -------

      Gross profit.............................................              49             31

Research and development.......................................               3              3
Selling, administrative and other expenses.....................              21             18
Global realignment and related expenses........................               -              1
Restructuring charge and impairment loss of long-lived and
  other assets.................................................               -              5
Other (income) expense, net....................................               -             (3)
                                                                        -------        -------

      Operating profit.........................................              25              7

Interest expense...............................................              19             13
                                                                        -------        -------
      Income (loss) before provisions (benefit) for income
         taxes, minority interest and extraordinary item.......               6             (6)
Provisions (benefit) for income taxes..........................               2             (5)
                                                                        -------        -------
      Income (loss) of consolidated entities before
         minority interest and extraordinary item..............               4             (1)
Less: minority stockholders' share of income...................               1              1
                                                                        -------        -------

      Income (loss) before extraordinary item..................         $     3             (2)
Extraordinary item, net of tax.................................               -              2
                                                                        -------        -------

         Net income (loss).....................................         $     3        $    (4)
                                                                        =======        =======

BASIC EARNINGS (LOSS) PER COMMON SHARE:
    Income before extraordinary item...........................         $  0.07        $ (0.03)
    Extraordinary item, net of tax.............................               -          (0.03)
                                                                        -------        -------
    Net income (loss) per share................................         $  0.07        $ (0.06)
                                                                        =======        =======

    Weighted average common shares outstanding (in thousands)..          45,222         55,823
                                                                        =======        =======

DILUTED EARNINGS (LOSS) PER COMMON SHARE:
    Income before extraordinary item...........................         $  0.07        $ (0.03)
    Extraordinary item, net of tax.............................               -          (0.03)
                                                                        -------        -------
    Net income (loss) per share................................         $  0.07        $ (0.06)
                                                                        =======        =======

    Weighted average common shares outstanding (in thousands)..          46,033         55,823
                                                                        =======        =======




     See accompanying Notes to Unaudited Consolidated Financial Statements.

                  GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                              (DOLLARS IN MILLIONS)
                                   (UNAUDITED)

                                                                         THREE MONTHS ENDED
                                                                         ------------------
                                                                             MARCH 31,
                                                                             ---------
                                                                         2001          2002
                                                                         ----          ----
CASH FLOW FROM OPERATING ACTIVITIES:
    Net income (loss)..............................................     $   3         $  (4)
    Extraordinary item, net of tax.................................         -             2
    Non-cash charges to net income (loss):
        Depreciation and amortization..............................        10             7
        Deferred income taxes......................................         -            (8)
        Restructuring charge and impairment loss on
           long-lived and other assets.............................         -             5
        Other non-cash charges.....................................        (5)           (4)
    Working capital *..............................................         5           (45)
    Long-term assets and liabilities...............................        (2)            -
                                                                        -----         -----
           NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES.....        11           (47)
                                                                        -----         -----
CASH FLOW FROM INVESTING ACTIVITIES:
    Capital expenditures...........................................        (5)           (9)
    Sale of assets.................................................         1             -
                                                                        -----         -----
           NET CASH USED IN INVESTING ACTIVITIES...................        (4)           (9)
                                                                        -----         -----
CASH FLOW FROM FINANCING ACTIVITIES:
    Short-term debt borrowings (reductions), net...................        (1)            1
    Revolving credit facility borrowings (reductions), net.........         2           (25)
    Long-term debt borrowings......................................         -           400
    Long-term debt reductions......................................        (7)         (312)
    Minority interest investment...................................         9             -
    Sale of common stock under stock options.......................         1             1
    Financing costs................................................         -           (14)
                                                                        -----         -----
           NET CASH PROVIDED BY FINANCING ACTIVITIES...............         4            51
                                                                        -----         -----
Net increase (decrease) in cash and cash equivalents...............        11            (5)
Effect of exchange rate changes on cash and cash equivalents.......        (2)            -
Cash and cash equivalents at beginning of period...................        47            38
                                                                        -----         -----
CASH AND CASH EQUIVALENTS AT END OF PERIOD.........................     $  56         $  33
                                                                        =====         =====
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
     Net cash paid during the period for:
        Interest expense...........................................     $  17         $  12
                                                                        =====         =====
        Income taxes...............................................     $   6         $   3
                                                                        =====         =====
*Net change in working capital due to the following components:
    (Increase) decrease in current assets:
        Notes and accounts receivable..............................     $  22         $  (3)
        Inventories................................................       (11)            4
        Prepaid expenses...........................................         -            (3)
    Increase (decrease) in accounts payable and accruals...........         6           (40)
    Antitrust investigations and related lawsuits and claims.......        (8)            -
    Restructuring payments.........................................        (4)           (3)
                                                                        -----         -----
           WORKING CAPITAL.........................................     $   5         $ (45)
                                                                        =====         =====

     See accompanying Notes to Unaudited Consolidated Financial Statements.

                  GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                              (DOLLARS IN MILLIONS)
                                   (UNAUDITED)


                                                                                                          COMMON
                                                                                                           STOCK
                                                          ACCUMULATED                                     HELD IN      TOTAL
                                             ADDITIONAL      OTHER                 UNEARNED               EMPLOYEE  STOCKHOLDERS'
                                     COMMON    PAID-IN   COMPREHENSIVE  RETAINED  RESTRICTED  TREASURY    BENEFITS    EQUITY
                                      STOCK    CAPITAL       LOSS       DEFICIT     STOCK       STOCK      TRUST    (DEFICIT)
                                      -----    -------       ----       -------     -----       -----       -----    ---------

BALANCE AT DECEMBER 31, 2001.....     $  1      $ 629       $ (269)     $ (602)     $  -       $ (85)       $ (6)      $ (332)
Comprehensive income (loss):
  Net income (loss)..............        -          -            -          (4)        -           -           -           (4)
  Foreign currency translation           -          -            8           -         -           -           -
    adjustments..................        -          -           (8)          -         -           -           -           (8)
                                      ----      -----       ------      ------      ----       -----        ----       ------
       Total comprehensive
        income (loss)............        -          -           (8)         (4)        -           -           -          (12)
Issuance of restricted stock.....        -          5            -           -         -           -           -            5
Unamortized restricted stock.....        -          -            -           -        (5)          -           -           (5)
Sale of common stock under stock
  options........................        -          1            -           -         -           -           -            1
BALANCE AT MARCH 31, 2002........     $  1      $ 635       $ (277)     $ (606)     $ (5)      $ (85)       $ (6)      $ (343)



     See accompanying Notes to Unaudited Consolidated Financial Statements.

                  GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(1)     INTERIM FINANCIAL PRESENTATION

        These interim Consolidated Financial Statements are unaudited; however, in the opinion of management, they have been prepared in accordance with Rule 10-01 of Regulation S-X adopted by the SEC and reflect all adjustments (all of which are of a normal, recurring nature) which are necessary for a fair presentation of financial position, results of operations and cash flows for the periods presented. Results of operations for the three months ended March 31, 2002 are not necessarily indicative of the results of operations that may be expected for the entire year ending December 31, 2002.

IMPORTANT TERMS

        We use the following terms to identify various companies or groups of companies in the Consolidated Financial Statements.

        "GTI" refers to GrafTech International Ltd. only. GTI is our public parent company and the issuer of the publicly traded common stock covered by the Consolidated Financial Statements. GTI is a guarantor of the Senior Notes as defined in Note 10 (the "SENIOR NOTES"). Prior to our Annual Meeting of Stockholders for 2002, GTI was named UCAR International Inc.

        "UCAR GLOBAL" refers to UCAR Global Enterprises Inc. only. UCAR Global is a direct, wholly owned subsidiary of GTI and the direct or indirect holding company for all of our operating subsidiaries. UCAR Global is a guarantor of the Senior Notes.

        "UCAR CARBON" refers to UCAR Carbon Company Inc. only. UCAR Carbon is our wholly owned subsidiary through which we conduct most of our U.S. operations. In connection with the corporate realignment of our subsidiaries as described below, UCAR Carbon will change its name to UCAR Technology Company Inc. and transfer its businesses to one or more newly formed wholly owned U.S. subsidiaries. UCAR Carbon is a guarantor of the Senior Notes.

        "UCAR FINANCE" refers to UCAR Finance Inc. only. UCAR Finance is a direct, wholly owned special purpose finance subsidiary of GTI and the borrower under our senior secured bank credit facilities (as amended, the "SENIOR FACILITIES"). UCAR Finance is the issuer of our 10.25% senior notes due 2012.

        "GRAFTECH" refers to Graftech Inc. only. Graftech is our 97.5% owned (wholly owned, prior to June 2001) subsidiary engaged in the development, manufacture and sale of natural graphite-based products. In connection with the corporate realignment of our subsidiaries as described below, Graftech will change its name to Graftech Technology Company Inc. and transfer its business to a newly formed 100% owned U.S. subsidiary (to be named Graftech Inc.).

        "CARBONE SAVOIE" refers to Carbone Savoie S.A.S. and its subsidiaries. Carbone Savoie is our 70% owned subsidiary engaged in the development, manufacture and sale of graphite and carbon cathodes.

        "SUBSIDIARIES" refers to those companies which, at the relevant time, are or were majority owned or wholly owned directly or indirectly by GTI or its predecessors to the extent that those predecessors' activities related to the graphite and carbon business. All of GTI's subsidiaries have been wholly owned (with de minimis exceptions in the case of certain foreign subsidiaries) from at least January 1, 1999 through March 31, 2002, except for:

        o our German subsidiary, which was acquired in early 1997 and 70% owned until early 1999, when it became wholly owned to facilitate its liquidation;

        o       Carbone Savoie, which has been and is 70% owned; and

        o Graftech, which was 100% owned until it became 97.5% owned in June 2001.

Our 100% owned Brazilian cathode manufacturing operations were contributed to Carbone Savoie and, as a result, became 70% owned on March 31, 2001.

        "WE," "US" or "OUR" refers to GTI and its subsidiaries collectively or, if the context so requires, GTI, UCAR Global or UCAR Finance, individually.

        We are realigning the corporate organizational structure of our subsidiaries. Upon completion of this corporate realignment, most of the businesses of each division will be segregated into separate companies along divisional lines. In addition, because most of the operations, net sales and growth opportunities of our Graphite Power Systems Division are located outside the U.S., most of its operations will be held by our Swiss subsidiary or its subsidiaries. Most of our technology will continue to be held by our U.S. subsidiaries.

FOREIGN CURRENCY TRANSLATION

        Generally, except for financial statements of our subsidiary in Russia where high inflation has existed, unrealized gains and losses resulting from translation of financial statements of our foreign subsidiaries from their functional currencies into dollars are accumulated in other comprehensive income
(loss) on the Consolidated Balance Sheets until such time as the subsidiaries or their operations are sold or the subsidiaries are substantially or completely liquidated. Translation gains and losses relating to financial statements of foreign subsidiaries in countries where high inflation has existed or which predominantly use the dollar for their operations are included in other (income) expense, net in the Consolidated Statements of Operations. Our Mexican subsidiary began using the dollar as its functional currency during 1999 because its sales and purchases are predominantly dollar-denominated. Prior to August 1, 2000, our Swiss subsidiary used the dollar as its functional currency. Beginning August 1, 2000, our Swiss subsidiary began using the euro as its functional currency because its operations became predominantly euro-dominated. Prior to the 2002 first quarter, we had designated (euro)125 million of Tranche A Term Loans as a net equity hedge for our net investments in Europe. In the 2002 first quarter, a majority of the Tranche A Term Loans were repaid and the net equity hedge was eliminated and the resulting $1 million of loss in other comprehensive income (loss) was charged to other (income) expense. The currency effects associated with the Tranche A Term Loans were reflected in accumulated other comprehensive income (loss) in the Consolidated Statements of Operations where they offset gains and losses recorded on our net investment in Europe.

NEW ACCOUNTING STANDARDS

        In August 2001, FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets, excluding goodwill and other intangible assets not being amortized pursuant to SFAS No. 142, and certain other assets. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. We adopted SFAS No. 144 effective January 1, 2002. The adoption of SFAS No. 144 did not have a significant impact on our consolidated financial position or results of operations.

        In July 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. SFAS No. 143 will be effective for financial statements issued for fiscal years beginning after June 15, 2002. We anticipate that the adoption of SFAS No. 143 will not have a significant impact on our consolidated financial position or results of operations.

        In July 2001, FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," both of which are effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS No. 141 and SFAS No. 142 establish accounting and reporting standards for business combinations, goodwill and intangible assets. We adopted SFAS No. 141 and SFAS No. 142 effective January 1, 2002. The adoption of SFAS No. 141 and SFAS No. 142 did not have a significant impact on our consolidated financial position or results of operations, except that we no longer amortize goodwill. Goodwill amortization was $1 million in the 2001 first quarter.

(2)     EARNINGS PER SHARE

        Basic and diluted earnings per share are calculated using the following share data:

                                                           THREE MONTHS
                                                          ENDED MARCH 31,
                                                          ---------------
                                                       2001             2002
                                                       ----             ----
Weighted average common shares outstanding
    for basic calculation....................       45,221,935       55,823,444
Add:  effect of stock options................          811,362                -
                                                    ----------       ----------
Weighted average common shares outstanding
    for diluted calculation..................       46,033,297       55,823,444
                                                    ==========       ==========

        Basic earnings (loss) per common share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the sum of the weighted average number of common shares outstanding plus the additional common shares that would have been outstanding if potentially dilutive securities had been issued. As a result of the net loss for the three months ended March 31, 2002, 1,109,941 of potential common shares underlying dilutive securities have been excluded from the calculation of diluted earnings (loss) per share because their effect would reduce the loss per share.

        In addition, the calculation of weighted average common shares outstanding for the diluted calculation excludes consideration of stock options covering 4,318,247 shares and 4,329,097 shares in the three months ended March 31, 2001 and 2002, respectively, because the exercise of these options would not have been dilutive for those periods due to the fact that the exercise prices were greater than the weighted average market price of our common stock for each of those periods.

        The calculation of both basic and diluted earnings (loss) per share gives effect to, among other things, the grant of 412,300 shares of restricted stock to employees in March 2002. In general, 50% of such shares vest on January 1, 2003 and 50% of such shares vest on January 1, 2004 if the employees are employed by us on the vesting date. Shares which do not vest are forfeited to us and become treasury shares.

(3)     SEGMENT REPORTING

        We evaluate the performance of our operating segments based on gross profit. Intersegment sales and transfers of goods and services are not material.

        The following tables summarize financial information concerning our reportable segments.

                                              THREE MONTHS ENDED MARCH 31,
                                              ----------------------------
                                                   2001          2002
                                                   ----          ----
                                                  (DOLLARS IN MILLIONS)

Net sales to external customers:
  Graphite Power Systems Division........          $ 136         $ 111
  Advanced Energy Technology Division....             35            27
                                                   -----         -----
    Consolidated net sales...............          $ 171         $ 138
                                                   =====         =====

Gross profit:
  Graphite Power Systems Division........          $  38         $  25
  Advanced Energy Technology Division....             11             6
                                                   -----         -----
    Consolidated gross profit............          $  49         $  31
                                                   =====         =====

Depreciation and amortization:
  Graphite Power Systems Division........          $   9         $   6
  Advanced Energy Technology Division....              1             1
                                                   -----         -----
    Consolidated depreciation and
      amortization...........................      $  10         $   7
                                                   =====         =====

(4)     RESTRUCTURING AND IMPAIRMENT CHARGES

        In the 2002 first quarter, we recorded a $5 million restructuring charge that related primarily to the mothballing of our graphite electrode operations in Caserta, Italy. This charge includes estimated pension, severance and other related employee benefit costs for 102 employees and other costs related to the mothballing.

        In the 2001 fourth quarter, we recorded a $7 million restructuring charge and a $27 million impairment loss on long-lived and other assets. The restructuring charge related primarily to exit costs related to the mothballing of our graphite electrode operations in Caserta, Italy. $24 million of the impairment loss related to assets located at our facility in Caserta. The remaining $3 million of the impairment loss related to impairment of available-for-sale securities.

        In the 2001 third quarter, we recorded a $2 million restructuring charge and impairment loss on long-lived assets related to our restructuring and realignment of our businesses into our Advanced Energy Technology and Graphite Power Systems Divisions, the relocation of our corporate headquarters and the shutdown of our coal calcining operations located in Niagara Falls, New York. As part of the realignment, we have centralized management functions of our Advanced Energy Technology Division in Cleveland, Ohio, and management functions of our Graphite Power Systems Division in Etoy, Switzerland. We have relocated our corporate headquarters, consisting of approximately 10 employees, from Nashville, Tennessee, to Wilmington, Delaware. The relocation was substantially completed by the end of 2001. The charge includes severance and related benefits associated with a workforce reduction of 24 employees and impairment of leasehold improvement assets.

        In the 2001 third quarter, we reversed $2 million of prior restructuring charges based on revised lower estimates of workforce reductions and plant closure costs, and we reclassified $4 million of prior restructuring charges related to on-site waste disposal post monitoring costs to the other long-term obligations.

        In the 2001 second quarter, we recorded a $58 million charge for restructuring and impairment loss on long-lived assets related to the shutdown of our graphite electrode manufacturing operations in Clarksville and Columbia, Tennessee and our coal calcining operations in Niagara Falls, New York. The $58 million charge included restructuring charges of $2 million for severance and related benefits associated with a work force reduction of 171 employees and $3 million in plant shutdown and related costs. The remaining $53 million of the charge related to the impairment loss on long-lived assets. The shutdown was completed on schedule by the end of the 2001 third quarter.

        In the 2000 fourth quarter, we recorded a charge of $4 million in connection with a corporate restructuring, mainly for severance and related benefits associated with a workforce reduction of 85 employees. The functional areas affected included finance, accounting, sales, marketing and administration. In 2001, we paid about $1 million of these expenses. In the 2001 third quarter, we revised the workforce reduction estimate to 45 employees and reversed a portion of the $4 million charge. The reversal is part of the $2 million reversal described above.

        In the 2000 third quarter, we recorded an impairment loss on long-lived assets of $3 million in connection with the re-sourcing of our U.S. cathode production to our facilities in Brazil and France and the reduction of graphite electrode production capacity to accommodate such increased cathode production in Brazil and France. This non-cash charge related to the write-off of certain long-lived assets located at one of our facilities in the U.S. The charge affected GPS.

        In the 2000 first quarter, we recorded a restructuring charge of $6 million in connection with a restructuring of our advanced graphite materials business. Key elements of the restructuring included elimination of certain product lines and rationalization of operations to reduce costs and improve profitability of remaining product lines. This rationalization included discontinuing certain manufacturing processes at one of our facilities in the U.S. that will be performed at our other facilities in the future. Based on subsequent developments in the 2000 third quarter, we decided not to demolish certain buildings. Therefore, in the 2000 third quarter, we reversed the $4 million of the charge related to demolition and related environmental costs. The $2 million balance of the charge included estimated severance costs for 65 employees. The restructuring was completed in 2000.

        The following table summarizes activity relating to the accrued expense in connection with the restructuring charges.


                                                        PLANT        POST
                                         SEVERANCE    SHUTDOWN    MONITORING
                                        AND RELATED  AND RELATED  AND RELATED
                                           COSTS        COSTS        COSTS        TOTAL
                                           -----        -----        -----        -----
                                                      (DOLLARS IN MILLIONS)
Balance at December 31, 2000......         $   13         $   9        $    4     $  26

Restructuring charges in 2001.....              4             8             -        12
Payments in 2001..................            (13)           (5)            -       (18)
Non-cash write-offs in 2001.......              -            (4)            -        (4)
Reclassification of on-site
  disposal and monitoring costs...              -             -            (4)       (4)
                                            -----          ----         -----      ----
Balance at December 31, 2001......         $    4         $   8        $    -     $  12

Restructuring charges in 2002.....              5             -             -         5



                                      F-10

                                                        PLANT        POST
                                         SEVERANCE    SHUTDOWN    MONITORING
                                        AND RELATED  AND RELATED  AND RELATED
                                           COSTS        COSTS        COSTS        TOTAL
                                           -----        -----        -----        -----
                                                      (DOLLARS IN MILLIONS)
Payments in 2002..................             (1)           (1)            -        (2)
                                            -----          ----         -----      ----
Balance at March 31, 2002.........         $    8         $   7        $    -      $ 15
                                            =====          ====         =====      ====


        The restructuring accrual is included in other accrued liabilities on the Consolidated Balance Sheets.

(5)     LONG-TERM DEBT AND LIQUIDITY

        The following table presents our long-term debt:

                                                  DECEMBER 31,        MARCH 31,
                                                      2001              2002
                                                      ----              ----
                                                         (DOLLARS IN MILLIONS)
Senior Facilities:
    Tranche A euro facility...................   $        194        $       22
    Tranche A U.S. dollar facility............             23                 -
    Tranche B U.S. dollar facility............            313               190
    Revolving credit facility.................             95                70
                                                    ---------           -------
      Total Senior Facilities.................            625               282
Swiss mortgage and other European debt........              6                 6
Senior Notes due 2012.........................              -               400
                                                    ---------           -------
    Total.....................................   $        631        $      688
                                                    =========           =======

SENIOR NOTES

        On February 15, 2002, UCAR Finance issued $400 million aggregate principal amount of Senior Notes. As described in Note 10, on May 6, 2002, UCAR Finance issued an additional $150 million aggregate principal amount of Senior Notes. Interest on the Senior Notes is payable semi-annually on February 15 and August 15 of each year, commencing August 15, 2002, at the rate of 10.25% per annum. The Senior Notes mature on February 15, 2012.

        Except as described below, UCAR Finance may not redeem the Senior Notes prior to February 15, 2007. On or after that date, UCAR Finance may redeem the Senior Notes, in whole or in part, at specified redemption prices beginning at 105.125% of the principal amount redeemed for the year commencing February 15, 2007 and reducing to 100% of the principal amount redeemed for the years commencing February 15, 2010, and thereafter, in each case plus accrued and unpaid interest to the redemption date.

        In addition, before February 15, 2005, UCAR Finance is entitled at its option on one or more occasions to redeem Senior Notes (which includes additional Senior Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the Senior Notes (which includes additional Senior Notes, if any) originally issued at a redemption price of 110.25% of the principal amount redeemed, plus accrued and unpaid interest to the redemption date, with the net cash proceeds from one or more underwritten primary public offering of common stock of GTI pursuant to an effective registration statement under the Securities Act so long as:

        o at least 65% of such aggregate principal amount of Senior Notes (which includes additional Senior Notes, if any) remains outstanding immediately after each such redemption (other than Senior Notes held, directly or indirectly, by us); and

        o each such redemption occurs within 60 days after the date of the related public offering.

        Upon the occurrence of a change of control, UCAR Finance will be required to make an offer to repurchase the Senior Notes at a price equal to 101% of the principal amount redeemed, plus accrued and unpaid interest to the redemption date. For this purpose, a change in control occurs on:

        o the date on which any person beneficially owns more than 35% of the total voting power of GTI; or

        o the date on which individuals, who on the issuance date of the Senior Notes, were directors of GTI (or individuals nominated or elected by a vote of 66 2/3% of such directors or directors previously so elected or nominated), cease to constitute a majority of GTI's Board of Directors then in office; or

        o the date on which a plan relating to the liquidation or dissolution of GTI is adopted; or

        o the date on which GTI merges or consolidates with or into another person or another person merges into GTI, or all or substantially all of GTI's assets are sold (in each case, determined on a consolidated basis), with certain specified exceptions; or

        o the date on which GTI ceases to own, directly or indirectly, all of the voting power of UCAR Global, UCAR Carbon and UCAR Finance.

        The Senior Notes rank senior to present and future subordinated debt and equally with present and future senior debt and obligations of UCAR Finance. The Senior Notes are effectively subordinated to present and future secured debt and obligations of UCAR Finance, to the extent of the value of the assets securing such debt and obligations, and are structurally subordinated to debt and obligations, including trade payables, of subsidiaries that are neither guarantors of the Senior Notes nor unsecured intercompany term note obligors.

        The Senior Notes have been guaranteed on a senior unsecured basis by GTI, UCAR Global and UCAR Carbon and other U.S. subsidiaries holding a substantial majority of our U.S. assets, except that the guarantee by UCAR Carbon is secured as described below.

        Unsecured intercompany term notes in an aggregate principal amount equal to $382 million (based on currency exchange rates in effect at March 31, 2002) and guarantees of those unsecured intercompany term notes issued to UCAR Finance by certain of our foreign subsidiaries have been pledged by UCAR Finance to secure the Senior Notes, subject to the limitation that at no time will the combined value of the pledged portion of any foreign subsidiary's unsecured intercompany term note and unsecured guarantee of unsecured intercompany term notes issued by other foreign subsidiaries exceed 19.99% of the principal amount of the then outstanding Senior Notes. As a result of this limitation and assuming no change in the aggregate principal amount of unsecured intercompany term notes due to changes in currency exchange rates since March 31, 2002, and after giving effect to the issuance of additional Senior Notes on May 6, 2002, the principal amount of unsecured intercompany term notes pledged to secure the Senior Notes equals $381 million, or about 69% of the principal amount of the outstanding Senior Notes (including the additional Senior Notes issued on May 6, 2002 as discussed in Note 10). The remaining unsecured intercompany term notes held by UCAR Finance (in an aggregate principal amount of $1 million (based on currency exchange rates in effect at March 31, 2002 and after giving effect to the issuance of additional Senior Notes on May 6, 2002) and any pledged unsecured intercompany term notes that cease to be pledged due to a reduction in the principal amount of the then outstanding Senior Notes due to redemption, repurchase or other events, will not be subject to any pledge and will be available to satisfy the claims of creditors (including the lenders under the Senior Facilities and the holders of the Senior Notes) of UCAR Finance, as their interests may appear. The Senior Notes contain provisions restricting, subject to certain exceptions, the pledge of those unsecured intercompany term notes to secure any debt or obligation unless they are equally and ratably pledged to secure the Senior Notes for so long as such other pledge continues in effect.

        The guarantee by UCAR Carbon has been secured by a pledge of all of our shares of Graftech, but at no time will the value of the pledged portion of such shares exceed 19.99% of the principal amount of the then outstanding Senior Notes. The pledge of the shares of Graftech is junior to the pledge of the same shares to secure UCAR Carbon's guarantee of the Senior Facilities.

        The unsecured intercompany term note obligations rank senior to present and future subordinated guarantees, debt and obligations of the respective obligors, and equally with present and future senior guarantees, debt and obligations of the respective obligors. The unsecured intercompany term note obligations are effectively subordinated to present and future secured guarantees, debt and obligations of the respective obligors, to the extent of the value of the assets securing such guarantees, debt and obligations, and are structurally subordinated to guarantees, debt and obligations, including trade payables, of subsidiaries of the respective obligors that are not also unsecured intercompany term note obligors.

        The Senior Notes contain a number of covenants that, among other things, restrict our ability to incur additional indebtedness, pay dividends, make investments, create or permit to exist restrictions on distributions from subsidiaries, sell assets, engage in certain transactions with affiliates or enter into certain mergers and consolidations.

        In addition to the failure to pay principal and interest on, or repurchase when required, the Senior Notes, events of default under the Senior Notes include failure to comply with certain covenants in the Senior Notes, failure to pay at maturity or acceleration of other indebtedness exceeding $10 million, judgment defaults in excess of $10 million to the extent not covered by insurance and certain events of bankruptcy.

        The Senior Notes contain provisions as to legal defeasance and covenant defeasance.

SENIOR FACILITIES

        The Senior Facilities, which have been amended and which amendments since January 1, 2001 are described below, consist of:

        o A Tranche A Facility providing for initial term loans of $137 million and of (euro)161 million (equivalent to $158 million based on currency exchange rates in effect at February 22, 2000) to UCAR Finance. The Tranche A Facility amortizes in quarterly installments over six years, commencing June 30, 2000, with quarterly installments ranging from about (euro) 2 million in 2000 to about (euro) 17 million in 2005, with the final installment payable on December 31, 2005. In October 2000, we converted $78 million of these loans from dollar-denominated to euro-denominated loans.

        o A Tranche B Facility providing for initial term loans of $350 million to UCAR Finance. The Tranche B Facility amortizes over eight years, commencing June 30, 2000, with nominal quarterly installments during the first six years, and quarterly installments of about $41 million in 2006 and 2007, with the final installment payable on December 31, 2007.

        o A Revolving Facility providing for dollar and euro-denominated revolving and swingline loans to, and the issuance of dollar-denominated letters of credit for the account of, UCAR Finance and certain of our other subsidiaries in an aggregate principal and stated amount at any time not to exceed(euro)200 million. The Revolving Facility terminates on February 22, 2006. As a condition to each borrowing under the Revolving Facility, we are required to represent, among other things, that the aggregate amount of payments made (excluding certain imputed interest) and additional reserves created in connection with antitrust, securities and stockholder derivative investigations, lawsuits and claims do not exceed $340 million by more than $75 million (which $75 million is reduced by the amount of certain debt (excluding the Senior Notes) incurred by us that is not incurred under the Senior Facilities).

        At March 31, 2002, after giving effect to the issuance of additional Senior Notes in May 2002 and the application of the net proceeds therefrom:

        o the term loans under the Tranche A Facility have been fully repaid; and

        o the principal amount of term loans outstanding under the Tranche B Facility is $131 million, all of the scheduled principal payments of which are due in 2007.

        We are generally required to make mandatory prepayments in the amount of:

        o Either 75% or 50% (depending on our leverage ratio, which is the ratio of our net debt to our EBITDA) of excess cash flow. The obligation to make these prepayments, if any, arises after the end of each year with respect to adjusted excess cash flow during the prior year;

        o 100% of the net proceeds of certain asset sales or incurrence of certain indebtedness; and

        o 50% of the net proceeds of the issuance of certain GTI equity securities.

        We may make voluntary prepayments under the Senior Facilities. There is no penalty or premium due in connection with prepayments (whether voluntary or mandatory).

        UCAR Finance has made and may make secured and guaranteed intercompany loans of the net proceeds of borrowings under the Senior Facilities to UCAR Global's subsidiaries. The obligations of UCAR Finance under the Senior Facilities are secured, with certain exceptions, by first priority security interests in all of these intercompany loans (including the related security interests and guarantees). We used the proceeds from the issuance of the Senior Notes in February 2002 to finance the repayment of all of these intercompany loans which were outstanding at that time, except for intercompany revolving loans to UCAR Carbon and our Swiss subsidiary.

        GTI unconditionally and irrevocably guarantees the obligations of UCAR Finance under the Senior Facilities. This guarantee is secured, with certain exceptions, by first priority security interests in all of the outstanding capital stock of UCAR Global and UCAR Finance, all of the intercompany debt owed to GTI and GTI's interest in the lawsuit initiated by us against our former parents.

        GTI, UCAR Global and each of UCAR Global's subsidiaries guarantees, with certain exceptions, the obligations of UCAR Global's subsidiaries under the intercompany loans, except that our foreign subsidiaries do not guarantee the intercompany loan obligations of our U.S. subsidiaries.

        The obligations of UCAR Global's subsidiaries under the intercompany loans as well as these guarantees are secured, with certain exceptions, by first priority security interests in substantially all of our assets, except that no more than 65% of the capital stock or other equity interests in our foreign subsidiaries held directly by our U.S. subsidiaries and no other foreign assets secure obligations or guarantees of our U.S. subsidiaries.

        The interest rates applicable to the Tranche A Facility, prior to repayment of all term loans thereunder, were, and the interest rates applicable to the Revolving Facility are, at our option, either euro LIBOR plus a margin ranging from 1.375% to 3.375% (depending on our leverage ratio) or the alternate base rate plus a margin ranging from 0.375% to 2.375% (depending on our leverage ratio). The interest rate applicable to the Tranche B Facility is, at our option, either euro LIBOR plus a margin ranging from 2.875% to 3.625% (depending on our leverage ratio) or the alternate base rate plus a margin ranging from 1.875% to 2.625% (depending on our leverage ratio). The alternate base rate is the higher of the prime rate announced by JP Morgan Chase Bank or the federal funds effective rate, plus 0.50%. UCAR Finance pays a per annum fee ranging from 0.375% to 0.500% (depending on our leverage ratio) on the undrawn portion of the commitments under the Revolving Facility. At March 31, 2002, the interest rates on outstanding debt under the Senior Facilities were: Tranche A euro Facility, 6.8%; Tranche B Facility, 5.6%; and Revolving Facility, 5.3%. The weighted average interest rate on the Senior Facilities was 5.6% during the 2002 first quarter.

        The Senior Facilities contain a number of significant covenants that, among other things, significantly restrict our ability to sell assets, incur additional debt, repay or refinance other debt or amend other debt instruments, create liens on assets, enter into sale and lease back transactions, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures, make intercompany dividend payments to GTI, pay intercompany debt owed to GTI, engage in transactions with affiliates, pay dividends to stockholders of GTI or make other restricted payments and that otherwise significantly restrict corporate activities. In addition, we are required to comply with specified minimum interest coverage and maximum leverage ratios, which become more restrictive over time, beginning September 30, 2003.

        Under the Senior Facilities, GTI is permitted to pay dividends on, and repurchase, common stock in an aggregate annual amount of $25 million, plus up to an additional $25 million if certain leverage ratio and excess cash flow requirements are satisfied. We are also permitted to repurchase common stock from present or former directors, officers or employees in an aggregate amount of up to the lesser of $5 million per year (with unused amounts permitted to be carried forward) or $25 million on a cumulative basis since February 22, 2000.

        In addition to the failure to pay principal, interest and fees when due, events of default under the Senior Facilities include: failure to comply with applicable covenants; failure to pay when due, or other defaults permitting acceleration of, other indebtedness exceeding $7.5 million; judgment defaults in excess of $7.5 million to the extent not covered by insurance; certain events of bankruptcy; and certain changes in control.

AMENDMENTS TO SENIOR FACILITIES

        In April 2001, the Senior Facilities were amended to, among other things, exclude certain expenses incurred in connection with the lawsuit initiated by us against our former parents (up to a maximum of $20 million, but not more than $3 million in any quarter) and certain charges and payments in connection with antitrust fines, settlements and expenses from the calculation of financial covenants. Charges (over and above the $340 million charge recorded in 1997) recorded on or before June 30, 2002 (or during the term of the Senior Facilities, after effectiveness of the amendment described below which became effective in February 2002) for antitrust fines, settlements and expenses are excluded from the calculation of financial covenants (until paid) up to a maximum of $130 million (or $75 million, after effectiveness of the amendment described in Note 10), reduced by the amount of certain debt (other than the Senior Notes) incurred by us that is not incurred under the Senior Facilities ($24 million of which debt was outstanding at March 31, 2002). The fine assessed by the EU Competition Authority, as well as the additional $10 million charge recorded in July 2001 and any payments related to such fine (including payments within the $340 million charge recorded in 1997), are excluded from the calculation of financial covenants through June 30, 2002 (or for the term of the Senior Facilities, after the effectiveness of the amendment described below which became effective in February 2002).

        In July 2001, the Senior Facilities were amended to, among other things, change our financial covenants so that they were less restrictive through 2006 than would otherwise have been the case. In connection therewith, we agreed that our investments in Graftech and any of our other unrestricted subsidiaries after this amendment will be made in the form of secured loans, which will be pledged to secure the Senior Facilities, and the maximum amount of capital expenditures permitted under the Senior Facilities would be reduced in 2001 and 2002. We do not expect that our capital expenditures would exceed such maximums. In connection therewith, we paid an amendment fee of $2 million and the margin which is added to either euro LIBOR or the alternate base rate in order to determine the interest rate payable thereunder increased by 25 basis points.

        In December 2001, the Senior Facilities were amended to, among other things, permit the corporate realignment of our subsidiaries. In connection therewith, we paid an amendment fee of $1 million.

        In February 2002, the Senior Facilities were amended to, among other things, permit us to issue up to $400 million aggregate principal amount of Senior Notes, to pledge certain unsecured intercompany term notes and unsecured guarantees of those notes to secure the Senior Notes, to have certain U.S. subsidiaries holding a majority of our U.S. assets guarantee the Senior Notes and to have those U.S. subsidiaries pledge shares of Graftech to secure such guarantees. Furthermore, the amendment permitted the net proceeds from the sale of such senior notes to be applied to repay term loans under the Tranche A and B Facilities and reduce the outstanding balance under the Revolving Facility.

        In connection with this amendment, our maximum permitted leverage ratio was substantially increased and our minimum required interest coverage ratio was substantially decreased while maintaining full availability of the Revolving Facility. The amendment also changed the manner in which net debt and EBITDA are calculated to exclude certain fees, costs and expenses (including fees of counsel and experts) in connection with the lawsuit initiated by us against our former parents as well as any letter of credit issued to secure payment of the antitrust fine assessed against us by the EU Competition Commission. In addition, the amendment expanded our ability to make certain investments, including investments in Graftech, and eliminate provisions relating to a spin-off of Graftech. In connection therewith, we paid an amendment fee of $1 million and the margin which is added to either euro LIBOR or the alternate base rate in order to determine the interest rate payable thereunder increased by
37.5 basis points.

        In May 2002, the Senior Facilities were amended as described in Note 10.

INTEREST RATE MANAGEMENT

        We implement interest rate management initiatives to seek to minimize our interest expense and optimize our portfolio of fixed and variable interest rate obligations. Use of these initiatives is allowed under the Senior Notes and the Senior Facilities. In April 2002, we entered into a ten-year interest rate swap for a notional amount of $200 million to effectively convert that amount of fixed rate debt to variable rate debt.

LEVERAGE

        We are highly leveraged and, as discussed in Note 7, have substantial obligations in connection with antitrust investigations, lawsuits and claims (in respect of which we have an unfunded reserve totaling $101 million). We had total debt of $696 million and a stockholders' deficit of $343 million at March 31, 2002. A substantial portion of our debt has variable interest rates or has been effectively converted from a fixed rate obligation to a variable rate obligation pursuant to interest rate management initiatives. We typically discount or factor a portion of our accounts receivable. In the 2001 first quarter, certain of our subsidiaries sold receivables totaling $42 million. In addition, if we are required to pay or issue a letter of credit to secure payment of the fine assessed by the EU Competition Authority pending resolution of our appeal regarding the amount of the fine, the payment would be financed by borrowing under, or the letter of credit would constitute a borrowing under, the Revolving Facility. Our leverage and obligations, as well as changes in conditions affecting our industry, changes in global and regional economic conditions and other factors, have adversely impacted our recent operating results.

        We use, and are dependent on, funds available under the Revolving Facility, including continued compliance with the financial covenants under the Senior Facilities, as well as monthly or quarterly cash flow from operations as our primary sources of liquidity.

        Our high leverage and substantial obligations in connection with antitrust investigations, lawsuits and claims could have a material impact on our liquidity. Cash flow from operations services payment of our debt and these obligations, thereby reducing funds available to us for other purposes. Our leverage and these obligations make us more vulnerable to economic downturns or in the event that these obligations are greater or timing of payment is sooner than expected.

        Our ability to service our debt, as it comes due, including maintaining compliance with the covenants under the Senior Facilities, and to meet these and other obligations as they come due is dependent on our future financial and operating performance. This performance, in turn, is subject to various factors, including certain factors beyond our control, such as changes in conditions affecting our industry, changes in global and regional economic conditions, changes in interest and currency exchange rates, developments in antitrust investigations, lawsuits and claims involving us and inflation in raw material, energy and other costs.

        Even if we are able to meet our debt service and other obligations when due, we may not be able to comply with the financial covenants under the Senior Facilities. A failure to so comply, unless waived by the lenders thereunder, would be a default thereunder. This would permit the lenders to accelerate the maturity of the Senior Facilities. It would also permit them to terminate their commitments to extend credit under the Revolving Facility. This would have an immediate material adverse effect on our liquidity. An acceleration of maturity of the Senior Facilities would permit the holders of the Senior Notes to accelerate the maturity of the Senior Notes. A breach of the covenants contained in the Senior Notes would also permit the holders of the Senior Notes to accelerate the maturity of the Senior Notes. Acceleration of maturity of the Senior Notes would permit the lenders to accelerate the maturity of the Senior Facilities and terminate their commitments to extend credit under the Revolving Facility. If we were unable to repay our debt to the lenders and holders or otherwise obtain a waiver from the lenders and holders, the lenders and holders could proceed against the collateral securing the Senior Facilities and the Senior Notes, respectively, and exercise all other rights available to them.

EXTRAORDINARY ITEM

        In February 2002, we recorded an extraordinary charge of $3 million ($2 million after tax) for write-off of capitalized fees associated with the term loans under Tranche A and B Facilities repaid with the net proceeds from the issuance of the Senior Notes.

(6)     FINANCIAL INSTRUMENTS

        Certain of our subsidiaries sold receivables totaling $42 million in the 2002 first quarter and $61 million in the 2001 first quarter. None of the receivables sold were recorded on the Consolidated Balance Sheets at March 31, 2002 or December 31, 2001, respectively.

(7)      CONTINGENCIES

ANTITRUST INVESTIGATIONS

        In April 1998, pursuant to a plea agreement between the U.S. Department of Justice (the "DOJ") and GTI, GTI pled guilty to a one count charge of violating U.S. federal antitrust law in connection with the sale of graphite electrodes and was sentenced to pay a non-interest-bearing fine in the aggregate amount of $110 million, payable in six annual installments of $20 million, $15 million, $15 million, $18 million, $21 million and $21 million, commencing July 23, 1998. The plea agreement was approved by the court and, as a result, under the plea agreement, we will not be subject to prosecution by the DOJ with respect to any other violations of U.S. federal antitrust law occurring prior to April 1998. At our request, in January 2001, the due date of each of the remaining three payments was deferred by one year and, at our request, in January 2002, the payment schedule for the $60 million unpaid balanced outstanding at that time was revised to require a $2.5 million payment in April 2002, a $5.0 million payment in April 2003 and, beginning in April 2004, quarterly payments ranging from $3.25 million to $5.375 million, through January 2007. Beginning in 2004, the DOJ may ask the court to accelerate the payment schedule based on a change in our ability to make such payments. Interest will begin to accrue on the unpaid balance, commencing in April 2004, at the statutory rate of interest then in effect. In January 2002, the statutory rate of interest was 2.13% per annum. Accrued interest will be payable together with each quarterly payment. The revised payment schedule has been approved by the court. All payments due have been timely made.

        In March 1999, pursuant to a plea agreement between our Canadian subsidiary and the Canadian Competition Bureau, our Canadian subsidiary pled guilty to a one count charge of violating Canadian antitrust law in connection with the sale of graphite electrodes and was sentenced to pay a fine of Cdn. $11 million. The relevant Canadian court approved the plea agreement and, as a result, under the plea agreement we will not be subject to prosecution by the Canadian Competition Bureau with respect to any other violations of Canadian antitrust law occurring prior to the date of the plea agreement. The fine was timely paid.

        In October 1999, we became aware that the Korean antitrust authority had commenced an investigation as to whether there had been any violation of Korean antitrust law by producers and distributors of graphite electrodes. In March 2002, we were advised that it had, after holding a hearing, assessed a fine against us in the amount of 676 million KRW (approximately $510,000, based on currency exchange rates in effect on March 31, 2002). Five other graphite electrode producers were also fined by it in amounts ranging up to 4,396 million KRW (approximately $3.3 million based on currency exchange rates in effect on March 31, 2002). Our fine represented 0.5% of our graphite electrode sales in Korea during the relevant time period. In May 2002, we appealed the decision. Notwithstanding our appeal, we are required to pay this fine by June 9, 2002.

        In January 2000, the antitrust enforcement authority of the European Union (the "EU Competition Authority") issued a statement of objections initiating proceedings against us and other producers of graphite electrodes. The statement alleges that we and other producers violated European antitrust law in connection with the sale of graphite electrodes. In July 2001, the EU Competition Authority issued its decision regarding the allegations. Under the decision, it assessed a fine of (euro)50.4 million (about $44 million, based on currency exchange rates in effect at March 31, 2002) against us. Seven other graphite electrode producers were also fined, with fines ranging up to
(euro)80.2 million. From the initiation of its investigation, we have cooperated with the EU Competition Authority. It is the policy of the EU Competition Authority to negotiate appropriate terms of payment of antitrust fines, including extended payment terms. We have had discussions regarding payment terms. After an in-depth analysis of the decision, in October 2001, we filed an appeal to the court challenging the amount of the fine. Appeals of this type may take two years or longer to be decided and the fine or collateral security therefor would typically be required to be paid or provided at about the time the appeal was filed. We are currently in discussions with the EU Competition Authority regarding the appropriate form of collateral security during the pendency of the appeal. If the results of these discussions are not acceptable to us, we may file an interim appeal with the court to waive the requirement for collateral security or to allow us to provide alternative security for payment. We cannot predict how or when the court would rule on such interim appeal.

        In the 2001 second quarter, we became aware that the Brazilian antitrust authority had requested written information from various steelmakers in Brazil. In April 2002, our Brazilian subsidiary received a request for information from that authority. We intend to provide that information.

        Except as described above, antitrust investigations against us in the U.S., Canada, the European Union, Japan and Korea have been resolved. We are continuing to cooperate with some of these antitrust authorities in their continuing investigations of others. In October 1997, we were served with subpoenas by the DOJ to produce documents relating to, among other things, our carbon electrode and bulk graphite businesses. It is possible that antitrust investigations seeking, among other things, to impose fines and penalties could be initiated by antitrust authorities in Brazil or other jurisdictions.

        The guilty pleas and decisions described above make it more difficult for us to defend against other investigations as well as civil lawsuits and claims. We have been vigorously protecting, and intend to continue to vigorously protect, our interests in connection with the investigations described above. We may, however, at any time settle any possible unresolved charges.

ANTITRUST LAWSUITS

        Through March 31, 2002, except as described in the following paragraphs, we have settled or obtained dismissal of all of the civil antitrust lawsuits (including class action lawsuits) previously pending against us, certain threatened civil antitrust lawsuits threatened against us and certain possible civil antitrust claims against us by certain customers who negotiated directly with us. The settlements cover, among other things, virtually all of the actual and potential claims against us by customers in the U.S. and Canada arising out of alleged antitrust violations occurring prior to the date of the relevant settlement in connection with the sale of graphite electrodes. One of the settlements also covers the actual and potential claims against us by certain foreign customers arising out of alleged antitrust violations occurring prior to the date of that settlement in connection with the sale of graphite electrodes sourced from the U.S. Although each settlement is unique, in the aggregate they consist primarily of current and deferred cash payments with some product credits and discounts. All settlement payments due have been timely made.

        In 1999, 2000 and 2002, we and other producers of graphite electrodes were served with four complaints commencing four separate civil antitrust lawsuits (the "FOREIGN CUSTOMER LAWSUITS"). The complaints were filed by an aggregate of 37 steelmakers and related parties, all but one of whom are located outside the U.S. In each complaint, the plaintiffs allege that the defendants violated U.S. federal antitrust law in connection with the sale of graphite electrodes sold or sourced from the U.S. and those sold and sourced outside the U.S. The plaintiffs seek, among other things, an award of treble damages resulting from such alleged antitrust violations. We believe that we have strong defenses against claims alleging that purchases of graphite electrodes outside the U.S. are actionable under U.S. federal antitrust law. We filed motions to dismiss the first and second complaints. In June 2001, our motions to dismiss the first and second complaints were granted with respect to substantially all of the plaintiffs' claims. Appeals have been filed by the plaintiffs and the defendants with regard to these dismissals. The third complaint was dismissed without prejudice to refile pending the resolution of such appeals. The fourth complaint was filed in March 2002 and also names Mitsubishi Corporation as a defendant. We filed a motion to stay the lawsuit commenced by the fourth complaint pending the resolution of such appeals.

        In 1999 and 2000, we were served with three complaints commencing three civil antitrust lawsuits (the "CARBON ELECTRODE LAWSUITS"). The complaints were filed by an aggregate of three companies and the estate of a bankrupt company. Other producers of carbon electrodes are named as defendants in two of the complaints. In the complaints, the plaintiffs allege that the defendants violated U.S. federal antitrust law in connection with the sale of carbon electrodes and seek, among other things, an award of treble damages resulting from such alleged violations. We filed motions to dismiss the second and third complaints. In May 2001, our motion to dismiss the second complaint was denied. In October 2001, we settled the lawsuit commenced by the third complaint. The guilty pleas and decisions described above do not relate to carbon electrodes.

        The foreign customer lawsuits and two of the three carbon electrode lawsuits are still in their early stages. We have been vigorously defending, and intend to continue to vigorously defend, against these remaining lawsuits as well as all threatened lawsuits and possible unasserted claims. We may at any time, however, settle these lawsuits as well as any threatened lawsuits and possible claims. It is possible that additional civil antitrust lawsuits seeking, among other things, to recover damages could be commenced against us in the U.S. and in other jurisdictions.

1997 AND 2001 SECOND QUARTER ANTITRUST EARNINGS CHARGES

        We recorded a pre-tax charge of $340 million against results of operations for 1997 and, as a result of the assessment of a fine by the EU Competition Authority, we recorded a pre-tax charge of an additional $10 million against results of operations for the 2001 second quarter, as a reserve for potential liabilities and expenses in connection with antitrust investigations and related lawsuits and claims. The aggregate reserve of $350 million is calculated on a basis net of, among other things, imputed interest on installment payments of the fine payable to the DOJ. Actual aggregate liabilities and expenses (including settled investigations, lawsuits and claims as well as continuing investigations, pending appeals and unsettled pending, threatened and possible lawsuits and claims mentioned above) could be materially higher than $350 million and the timing of payment thereof could be sooner than anticipated. In the aggregate (including the assessment of the fines by the EU Competition Authority, and the Korean antitrust authority and the additional $10 million charge), the fines and net settlements and expenses are within the amounts we used to evaluate the aggregate charge of $350 million. To the extent that aggregate liabilities and expenses, net, are known or reasonably estimable, at March 31, 2002, $350 million represents our estimate of these liabilities and expenses. Our insurance has not and will not materially cover liabilities that have or may become due in connection with antitrust investigations or related lawsuits or claims.

        Through March 31, 2002, we have paid an aggregate of $249 million of fines and net settlement and expense payments and $11 million of imputed interest. At March 31, 2002, $101 million remained in the reserve. The balance of the reserve is available for the fine payable to the DOJ, the fines assessed by the EU Competition Authority and the Korean antitrust authority and other matters. The aggregate amount of remaining committed payments payable to the DOJ for imputed interest at March 31, 2002 was about $9 million.

OTHER PROCEEDINGS AGAINST US

        We are involved in various other investigations, lawsuits, claims and other legal proceedings incidental to the conduct of our business. While it is not possible to determine the ultimate disposition of each of them, we do not believe that their ultimate disposition will have a material adverse effect on us.

LAWSUIT INITIATED BY US AGAINST OUR FORMER PARENTS

        In February 2000, we commenced a lawsuit against our former parents, Mitsubishi Corporation and Union Carbide Corporation. In the lawsuit, we allege, among other things, that certain payments made to our former parents in connection with our leveraged equity recapitalization in January 1995 were unlawful under the General Corporation Law of the State of Delaware, that our former parents were unjustly enriched by receipts from their investments in us and that our former parents aided and abetted breaches of fiduciary duties owed to us by our former senior management in connection with illegal graphite electrode price fixing activities. The defendants have filed motions to dismiss this lawsuit and a motion to disqualify certain of our counsel from representing us in this lawsuit. We are vigorously opposing those motions. Oral hearings were held on those motions in the 2001 first and second quarters. No decision on those motions has been rendered. Through March 31, 2002, we had incurred about $4 million of these legal expenses. This lawsuit is in its earliest stages. The ultimate outcome of this lawsuit is subject to many uncertainties. We may at any time settle this lawsuit.

(8)     OTHER TRANSACTIONS

        In January 2002, we announced a new major cost savings plan. The key elements of the 2002 plan include:

        o the rationalization of graphite electrode manufacturing capacity at our higher cost facilities including the mothballing of our graphite electrode plant in Caserta, Italy, which was completed in the 2002 first quarter, and the incremental expansion of capacity at our lower cost facilities;

        o the redesign and implementation of changes in our U.S. benefit plans for active and retired employees, which was completed in the 2002 first quarter;

        o the implementation of work process changes, including consolidating and streamlining order fulfillment, purchasing, finance and accounting, and human resource processes, along with the identification and implementation of outsourcing opportunities;

        o the implementation of additional plant and corporate overhead cost reductions; and

        o the corporate realignment of our subsidiaries, consistent with the operational realignment of our divisions, to generate significant tax savings, which is expected to be substantially completed in the 2002 first half.

        We intend to sell real estate, non-strategic businesses and certain other non-strategic assets over the next two years. These non-strategic businesses contributed net sales of about $25 million in 2001.

(9) FINANCIAL INFORMATION ABOUT THE PARENT, THE ISSUER, THE GUARANTORS AND THE SUBSIDIARIES WHOSE SECURITIES SECURE THE SENIOR NOTES AND RELATED GUARANTEES

        On February 15, 2002, UCAR Finance (the "ISSUER") issued $400 million aggregate principal amount of Senior Notes. As described in Note 10, on May 6, 2002, the Issuer issued $150 million aggregate principal amount of additional Senior Notes. The Senior Notes have been guaranteed on a senior basis by GTI (the "PARENT") and UCAR Global, UCAR Carbon and other subsidiaries holding a substantial majority of our U.S. assets, which subsidiaries are UCAR International Trading Inc., UCAR Carbon Technology LLC, UCAR Composites Inc. and UCAR Holdings III Inc. The guarantors (other than the Parent) are collectively called the "U.S. GUARANTORS." The guarantees of the U.S. Guarantors are unsecured, except that the guarantee of UCAR Carbon has been secured by a pledge of all of our shares of Graftech, but in no event will the value of the pledged portion of such shares exceed 19.99% of the principal amount of the then outstanding Senior Notes. All of the guarantees are full, unconditional and joint and several and the Issuer and each of the U.S. Guarantors are 100% owned by the Parent. Graftech and our other subsidiaries which are not guarantors are called the "NON-GUARANTORS." The following table sets forth condensed consolidating balance sheets at March 31, 2002 and December 31, 2001 and condensed consolidating statements of operations and cash flows for the three months ended March 31, 2002 and 2001 of the Parent, the Issuer, the U.S. Guarantors and the Non-Guarantors. Provisions in the Senior Facilities restrict the payment of dividends by the subsidiaries to the Parent. At March 31, 2002, retained earnings of our subsidiaries subject to such restrictions were approximately $569 million. Investments in subsidiary companies are recorded on the equity basis.

                  GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATING BALANCE SHEET




                                                                        MARCH 31, 2002
                                                                        --------------
                                                                      U.S.        NON-
                                             PARENT       ISSUER   GUARANTORS  GUARANTORS  ELIMINATIONS  CONSOLIDATED
                                             ------       ------   ----------  ----------  ------------  ------------
                                                                   (DOLLARS IN MILLIONS)
                  ASSETS

  CURRENT ASSETS:
     Cash and cash equivalents.............  $      -    $       -   $       1  $     32    $      -     $      33
     Notes and accounts receivable.........         -          780         444       192      (1,319)           97
     Inventories:
         Raw materials and supplies........         -            -           3        33          (2)           34
         Work in process...................         -            -          38        66           1           105
         Finished goods....................         -            -           8        24           -            32
                                              -------     --------    --------   -------     -------      --------
                                                    -            -          49       123          (1)          171
     Prepaid expenses and deferred income
       taxes...............................         -            -           9        10           -            19
                                              -------     --------    --------   -------     -------      --------
         Total current assets..............         -            -         503       357      (1,320)          320
                                              -------     --------    --------   -------     -------      --------

   Property, plant and equipment...........         -            -         309       631          (4)          936
   Less:  accumulated depreciation.........         -            -        (257)     (383)        (15)         (655)
                                              -------     --------    --------   -------     -------      --------
     Net fixed assets......................         -            -          52       248         (19)          281
                                              -------     --------    --------   -------     -------      --------
  Deferred income taxes and other assets...        50           24         113        97         (68)          216
                                              -------     --------    --------   -------     -------      --------
     Total assets..........................  $     50    $     804   $     668  $    702    $ (1,407)    $     817
                                              =======     ========    ========   =======     =======      ========

   LIABILITIES AND STOCKHOLDERS' EQUITY
                 (DEFICIT)

  CURRENT LIABILITIES:
     Accounts payable......................  $     10    $      10   $      46  $     66    $    (64)    $      68
     Short-term debt.......................       400          103         321       428      (1,244)            8
     Accrued income and other taxes........       (17)          (1)         37        28           -            47
     Other accrued liabilities.............         -            -          29        39         (10)           58
                                              -------     --------    --------   -------     -------      --------
         Total current liabilities.........       393          112         433       561      (1,318)          181
                                              -------     --------    --------   -------     -------      --------

  Long-term debt...........................         -          682           -         6           -           688
  Other long-term obligations..............         -           (1)        195        32           2           228
  Deferred income taxes....................         -            -           1        39          (2)           38
  Minority stockholders' equity in
    consolidated entities..................         -            -           -        25           -            25
  Stockholders' equity (deficit)...........      (343)          11          39        39         (89)         (343)
                                              -------     --------    --------   -------     -------      --------
     Total liabilities and stockholders'
       equity (deficit)....................  $     50    $     804   $     668  $    702    $ (1,407)    $     817
                                              =======     ========    ========   =======     =======      ========


                  GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATING BALANCE SHEET


                                                                        DECEMBER 31, 2001
                                                                        -----------------
                                                                      U.S.        NON-
                                             PARENT       ISSUER   GUARANTORS  GUARANTORS  ELIMINATIONS  CONSOLIDATED
                                             ------       ------   ----------  ----------  ------------  ------------
                                                                   (DOLLARS IN MILLIONS)
                  ASSETS

  CURRENT ASSETS:
     Cash and cash equivalents.............  $      -    $      16   $       8  $     14    $      -     $      38
     Notes and accounts receivable.........         -          885         442       365      (1,597)           95
     Inventories:
         Raw materials and supplies........         -            -           3        32          (2)           33
         Work in process...................         -            -          45        66           -           111
         Finished goods....................         -            -           8        26          (1)           33
                                              -------     --------    --------   -------     -------      --------
                                                    -            -          56       124          (3)          177
     Prepaid expenses and deferred income
       taxes...............................         -            -           7         5           -            12
                                              -------     --------    --------   -------     -------      --------
         Total current assets..............         -          901         513       508      (1,600)          322
                                              -------     --------    --------   -------     -------      --------

   Property, plant and equipment...........         -            -         308       627          (4)          931
   Less:  accumulated depreciation.........         -            -        (256)     (394)          -          (650)
                                              -------     --------    --------   -------     -------      --------
     Net fixed assets......................         -            -          52       233          (4)          281
                                              -------     --------    --------   -------     -------      --------
  Deferred income taxes and other assets...        58           29         216        74        (183)          194
                                              -------     --------    --------   -------     -------      --------
     Total assets..........................  $     58    $     930   $     781  $    815    $ (1,787)    $     797
                                              =======     ========    ========   =======     =======      ========

   LIABILITIES AND STOCKHOLDERS' EQUITY
                 (DEFICIT)

  CURRENT LIABILITIES:
     Accounts payable......................  $      8    $      13   $      50  $     92    $    (62)    $     101
     Short-term debt.......................       397          274         407       450      (1,521)            7
     Accrued income and other taxes........       (15)           -          42        18           -            45
     Other accrued liabilities.............         -            -          39        33         (15)           57
                                              -------     --------    --------   -------     -------      --------
         Total current liabilities.........       390          287         538       593      (1,598)          210
                                              -------     --------    --------   -------     -------      --------

  Long-term debt...........................         -          626           -        21         (16)          631
  Other long-term obligations..............         -            -         197        34           -           231
  Deferred income taxes....................         -            -           5        32          (5)           32
  Minority stockholders' equity in
    consolidated entities..................         -            -           -        23           2            25
  Stockholders' equity (deficit)...........      (332)          17          41       112        (170)         (332)
                                              -------     --------    --------   -------     -------      --------
     Total liabilities and stockholders'
       equity (deficit)....................  $     58    $     930   $     781 $     815    $ (1,787)    $     797
                                              =======     ========    ========   =======     =======      ========


                  GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES
                CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS


                                                              THREE MONTHS ENDED MARCH 31, 2002
                                                              ---------------------------------
                                                                      U.S.        NON-
                                             PARENT       ISSUER   GUARANTORS  GUARANTORS  ELIMINATIONS  CONSOLIDATED
                                             ------       ------   ----------  ----------  ------------  ------------
                                                                   (DOLLARS IN MILLIONS)

Net sales..................................  $      -    $       -   $      53  $    119    $    (34)    $     138
Cost of sales..............................         -            -          45        92         (30)          107
                                              -------     --------    --------   -------     -------      --------
  Gross profit.............................         -            -           8        27          (4)           31
R&D, SG&A, global realignment and related
  expenses, restructuring charge and
  impairment loss of long-lived and other
  assets and other expenses................         -           (3)        (11)       20          18            24
                                              -------     --------    --------   -------     -------      --------
  Operating profit (loss)..................         -            3          19         7         (22)            7
Interest income............................         -          (12)         (6)       (4)         22             -
Interest expense...........................         6           16           5         8         (22)           13
                                              -------     --------    --------   -------     -------      --------
  Income (loss) before provision for
    income taxes...........................        (6)          (1)         20         3         (22)           (6)
Provision for (benefit from) income taxes..        (2)           -         (12)        9           -            (5)
                                              -------     --------    --------   -------     -------      --------
  Income (loss) of consolidated entities...        (4)          (1)         32        (6)        (22)           (1)
Minority stockholders' share of income.....         -            -           -         1           -             1
Equity in earnings of subsidiaries.........         -            -          29         -         (29)            -
                                              -------     --------    --------   -------     -------      --------
  Income (loss) before extraordinary item..        (4)          (1)          3        (7)          7            (2)
Extraordinary item, net of tax.............         -            2           -         -           -             2
                                              -------     --------    --------   -------     -------      --------
     Net income (loss).....................  $     (4)   $      (3)  $       3  $     (7)   $      7     $      (4)
                                              =======     ========    ========   =======     =======      ========



                                                              THREE MONTHS ENDED MARCH 31, 2001
                                                              ---------------------------------
                                                                      U.S.        NON-
                                             PARENT       ISSUER   GUARANTORS  GUARANTORS  ELIMINATIONS  CONSOLIDATED
                                             ------       ------   ----------  ----------  ------------  ------------
                                                                   (DOLLARS IN MILLIONS)

Net sales..................................  $      -    $       -   $      68  $    139    $    (36)    $     171
Cost of sales..............................         -            -          55        98         (31)          122
                                              -------     --------    --------   -------     -------      --------
  Gross profit.............................         -            -          13        41          (5)           49
R&D, SG&A, global realignment and related
  expenses, restructuring charge and
  impairment loss of long-lived and other
  assets and other expenses................         -            -          12        12           -            24
                                              -------     --------    --------   -------     -------      --------
  Operating profit (loss)..................         -            -           1        29          (5)           25
Interest income............................         -          (21)          -        (5)         26             -
Interest expense...........................        10           21           7         7         (26)           19
                                              -------     --------    --------   -------     -------      --------
  Income (loss) before provision for
    income taxes...........................       (10)           -          (6)       27          (5)            6
Provision for (benefit from) income taxes..       (4)            -          (2)        8           -             2
                                              -------     --------    --------   -------     -------      --------
  Income (loss) of consolidated entities...        (6)           -          (4)       19          (5)            4
Minority stockholders' share of income.....         -            -           -         1           -             1
Equity in earnings of subsidiaries.........        (9)           -         (13)        -          22             -
                                              -------     --------    --------   -------     -------      --------
     Net income (loss).....................  $      3    $       -   $       9  $     18    $    (27)    $       3
                                              =======     ========    ========   =======     =======      ========

                  GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES
                CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS


                                                              THREE MONTHS ENDED MARCH 31, 2002
                                                              ---------------------------------
                                                                      U.S.        NON-
                                             PARENT       ISSUER   GUARANTORS  GUARANTORS  ELIMINATIONS  CONSOLIDATED
                                             ------       ------   ----------  ----------  ------------  ------------
                                                                   (DOLLARS IN MILLIONS)

Net cash provided by (used in) operating
  activities...............................  $     (4)   $      (4)  $       -  $    (56)   $    17      $    (47)
Net cash provided by (used in) investing
  activities...............................         -          110          79       163       (361)           (9)
Net cash provided by (used in) financing
  activities...............................         4         (122)        (86)      (89)       344            51
                                              -------     --------    --------   -------    -------       -------
Net increase (decrease) in cash and cash
  equivalents..............................         -          (16)         (7)       18          -           (5)
Effect of exchange rate changes on cash
  and cash equivalents.....................         -            -           -         -          -            -
Cash and cash equivalents at beginning of
  period...................................         -           16           8        14          -           38
                                              -------     --------    --------   -------    -------      -------
Cash and cash equivalents at end of period.  $      -    $       -   $       1  $     32    $     -     $     33
                                              =======     ========    ========   =======    =======      =======



                                                              THREE MONTHS ENDED MARCH 31, 2001
                                                              ---------------------------------
                                                                      U.S.        NON-
                                             PARENT       ISSUER   GUARANTORS  GUARANTORS  ELIMINATIONS  CONSOLIDATED
                                             ------       ------   ----------  ----------  ------------  ------------
                                                                   (DOLLARS IN MILLIONS)

Net cash provided by (used in) operating
  activities...............................  $      -    $     (17)  $    (10)  $    29     $     9      $    11
Net cash provided by (used in) investing
  activities...............................         -            4          8        (2)        (14)          (4)
Net cash provided by (used in) financing
  activities...............................         -           (7)         8        (2)          5            4
                                              -------     --------    -------   -------      ------       ------
Net increase in cash and cash equivalents..         -          (20)         6        25           -           11
Effect of exchange rate changes on cash
  and cash equivalents.....................         -            -          -        (2)          -           (2)
Cash and cash equivalents at beginning of
  period...................................         -           31          7         9           -           47
                                              -------     --------    -------   -------      ------       ------
Cash and cash equivalents at end of period.  $      -    $      11   $     13   $    32     $     -      $    56
                                              =======     ========    =======   =======      ======       ======

        Unsecured intercompany term notes in an aggregate principal amount, at March 31, 2002, equal to $382 million (based on currency exchange rates in effect at March 31, 2002), and guarantees of those unsecured intercompany term notes, issued to UCAR Finance by certain of our foreign subsidiaries have been pledged by UCAR Finance to secure the Senior Notes, subject to the limitation that at no time will the combined value of the pledged portion of any foreign subsidiary's unsecured intercompany term note and unsecured guarantee of unsecured intercompany term notes issued by other foreign subsidiaries exceed 19.99% of the principal amount of the then outstanding Senior Notes.

        As described above, the guarantee of the Senior Notes by UCAR Carbon has been secured by a pledge of all of our shares of Graftech, but at no time will the value of the pledged portion of such shares exceed 19.99% of the principal amount of the then outstanding Senior Notes.

        Rule 3-16 of Regulation S-X adopted by the SEC provides that, for each of the registrant's affiliates whose securities constitute a "substantial" portion of the collateral for registered securities, financial statements (that would be required to be filed if the affiliate were a registrant) must be filed with this Report. Under Rule 3-16(b), securities of a person will be deemed to constitute a "substantial" portion of the collateral if the aggregate principal amount, par value, or book value of securities as carried by the registrant, or the market value of such securities, whichever is the greatest, equals 20% or more of the principal amount of the registered securities. In this case, the pledges of common stock of Graftech and the intercompany notes and related guarantees have been limited such that they will never be more than 19.99% of the principal amount of the outstanding Senior Notes. Therefore, no such financial statements are required to be included in this Report.

(10)  SUBSEQUENT EVENTS

        On May 6, 2002, UCAR Finance issued $150 million aggregate principal amount of additional Senior Notes (the "NEW NOTES") at a purchase price of 104.5% of principal amount, plus accrued interest from February 15, 2002. The New Notes were issued under the same Indenture pursuant to which UCAR Finance issued $400 million aggregate principal amount of Senior Notes in February 2002 (the "INITIAL NOTES"). The Initial Notes and the New Notes constitute a single class of debt securities under the Indenture and are called collectively the "SENIOR NOTES." We obtained consent from the holders of the Initial Notes to amend the Indenture so as to waive the requirement to use the gross proceeds from the issuance of the New Notes to make intercompany loans to our foreign subsidiaries and, on April 30, 2002, entered into a Supplemental Indenture to give effect to such amendment.

        The net proceeds (excluding such accrued interest) from the sale of the New Notes were $151 million. $75 million of the net proceeds was used to reduce the outstanding balance under the Revolving Facility and the balance was used to repay term loans under Tranche A and B Facilities.

        The $7 million premium received upon issuance of the New Notes will be added to the principal amount of the New Notes shown on the Consolidated Balance Sheets and amortized (as a credit to interest expense) over the term of the New Notes.

        In connection with the issuance of the New Notes, the Senior Facilities were amended to, among other things, permit us to issue the New Notes on the same terms as those relating to the Initial Notes. In connection with this amendment, our maximum permitted leverage ratio was changed to measure the ratio of net senior secured debt to EBITDA as against new specified amounts. Our interest coverage ratio was also changed. We believe that these changed ratios provide us with greater flexibility. In addition, the amendment reduced the maximum amount available under the Revolving Facility to (euro)200 million from
(euro)250 million ((euro)25 million of which can only be used to pay or secure payment of the fine assessed by the EU Competition Commission) and reduced the basket for certain debt incurred by us that is not incurred under the Senior Facilities to $75 million from $130 million ($24 million of which debt was outstanding at March 31, 2002).

        In connection with the amendment and the consent, we paid fees and costs of $1 million.

        In April 2002, we entered into a ten-year interest rate swap for a national amount of $200 million to effectively convert that amount of fixed rate debt to variable rate debt.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
GrafTech International Ltd.
Wilmington, Delaware


We have audited the accompanying Consolidated Balance Sheet of GrafTech International Ltd., (formerly UCAR International Inc.) and Subsidiaries (the "Company") as of December 31, 2001, and the related Consolidated Statements of Operations, Cash Flows and Stockholders' Equity (Deficit) for the year then ended. These Consolidated Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Nashville, Tennessee
February 20, 2002

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
UCAR International Inc.:

We have audited the accompanying Consolidated Balance Sheet of UCAR International Inc. and Subsidiaries as of December 31, 2000, and the related Consolidated Statements of Operations, Cash Flows and Stockholders' Equity (Deficit) for each of the years in the two-year period ended December 31, 2000. These Consolidated Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of UCAR International Inc. and Subsidiaries at December 31, 2000, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Nashville, Tennessee
February 15, 2001

                  GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES
                   (FORMERLY KNOWN AS UCAR INTERNATIONAL INC.)
                           CONSOLIDATED BALANCE SHEETS
                  (Dollars in millions, except per share data)




                                                                             AT DECEMBER 31,
                                                                             ---------------
                                                                          2000            2001
                                                                          ----            ----

                               ASSETS
Current assets:
   Cash and cash equivalents.......................................       $    47       $    38
   Notes and accounts receivable...................................           121            95
   Inventories:
     Raw materials and supplies....................................            41            33
     Work in process...............................................           103           111
     Finished goods................................................            31            33
                                                                            -----          ----
                                                                              175           177
   Prepaid expenses and deferred income taxes......................            18            12
                                                                            -----          ----
     Total current assets..........................................           361           322
                                                                            -----          ----

Property, plant and equipment......................................           987           931
Less:  accumulated depreciation....................................           609           650
                                                                            -----          ----
         Net fixed assets..........................................           378           281
                                                                            -----          ----
Other assets.......................................................           169           194
                                                                            -----          ----
                 Total assets......................................       $   908       $   797
                                                                            =====          ====
               LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
   Accounts payable................................................       $    99       $   101
   Short-term debt.................................................             3             7
   Payments due within one year on long term debt..................            27             -
   Accrued income and other taxes..................................            41            45
   Other accrued liabilities.......................................            90            57
                                                                            -----          ----
     Total current liabilities.....................................           260           210
                                                                            -----          ----

Long term debt.....................................................           705           631
Other long term obligations........................................           209           231
Deferred income taxes..............................................            36            32
Minority stockholders' equity in consolidated entities.............            14            25

Stockholders' deficit
   Preferred stock, par value $.01, 10,000,000 shares authorized,
      none issued..................................................             -             -
   Common stock, par value $.01, 100,000,000 shares authorized,
      47,491,009 shares issued at December 31, 2000, 58,532,209
      shares issued at December 31, 2001...........................             -             1
   Additional paid-in capital......................................           525           629
   Accumulated other comprehensive income (loss)...................          (241)         (269)
   Retained deficit................................................          (515)         (602)
   Less:  cost of common stock held in treasury, 2,319,482 shares
      at December 31, 2000, 2,322,412 shares at December 31, 2001..           (85)          (85)
   Common stock held in employee benefit trust, 426,400 shares at
      December 31, 2001............................................             -            (6)
                                                                            -----          ----
         Total stockholders' deficit...............................          (316)         (332)
                                                                            -----          ----
                 Total liabilities and stockholders' deficit.......       $   908       $   797
                                                                            =====          ====

          See accompanying Notes to Consolidated Financial Statements.

                  GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES
                   (FORMERLY KNOWN AS UCAR INTERNATIONAL INC.)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  (Dollars in millions, except per share data)

                                                                    FOR THE YEAR ENDED DECEMBER 31,
                                                               -------------------------------------
                                                                  1999           2000         2001
                                                               ---------     ----------    ---------
Net sales..................................................    $     831     $      776    $     654
Cost of sales..............................................          565            560          469
Cost of sales - write-down of advanced graphite materials
inventory..................................................            8              -            -
                                                                --------      ---------     --------
  Gross profit.............................................          258            216          185
Research and development...................................            9             11           12
Selling, administrative and other expenses.................           86             86           78
Restructuring (credit) charges.............................           (6)             6           12
Impairment loss on long-lived and other assets ............           35              3           80
Antitrust investigations and related lawsuits and claims...            -              -           10
Securities class action and stockholder derivative lawsuits           13             (1)           -
Corporate realignment and related expenses...................          -              -            2
Other (income) expense, net................................           (9)             -            1
                                                                --------      ---------     --------
  Operating profit (loss)..................................          130            111          (10)
Interest expense...........................................           84             75           60
                                                                --------      ---------     --------
Income (loss) before provision for income taxes, minority
  interest and extraordinary item..........................           46             36          (70)
Provision for income taxes.................................            1             10           15
                                                                --------      ---------     --------
  Income (loss) before minority interest and extraordinary
     item..................................................           45             26          (85)
Less:  minority stockholders' share of income..............            3              3            2
                                                                --------      ---------     --------
  Income (loss) before extraordinary item..................           42             23          (87)
Extraordinary item, net of tax.............................            -             13            -
                                                                --------      ---------     --------
    Net income (loss)......................................    $      42  $          10    $     (87)
                                                                ========      =========     ========

Earnings (loss) per common share:

BASIC:
-----
    Income (loss) before extraordinary item................    $    0.94     $     0.51    $   (1.75)
    Extraordinary item, net of tax.........................            -          (0.29)           -
                                                                --------      ---------     --------
    Net income (loss) per share ...........................    $    0.94     $     0.22    $   (1.75)
                                                                ========      =========     ========

DILUTED:
-------
    Income (loss) before extraordinary item................    $    0.91     $     0.50    $   (1.75)
    Extraordinary item, net of tax.........................            -          (0.28)           -
                                                                --------      ---------     --------
    Net income (loss) per share............................    $    0.91     $     0.22    $   (1.75)
                                                                ========      =========     ========


          See accompanying Notes to Consolidated Financial Statements.

                  GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES
                   (FORMERLY KNOWN AS UCAR INTERNATIONAL INC.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  (Dollars in millions, except per share data)

                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                                  -------------------------------
                                                                    1999      2000      2001
                                                                  --------   -------   --------
Cash flow from operating activities:
    Net income (loss).....................................        $    42    $    10   $   (87)
    Extraordinary item, net of tax........................              -         13         -
    Non-cash (credits) charges to net income (loss):
        Depreciation and amortization.....................             45         43        36
        Deferred income taxes.............................            (26)       (25)       (9)
        Securities class action and stockholder derivative
          lawsuits........................................             13         (1)        -
        Antitrust investigations and related lawsuits and
          claims..........................................              -          -        10
        Restructuring charges (credit)....................             (6)         6        12
        Impairment loss on long-lived and other assets....             35          3        80
        Write-down of advanced graphite materials
          inventory.......................................              8          -         -
        Other non-cash charges............................            26          6        13
  Working capital*........................................            (48)        43       (32)
  Long term assets and liabilities........................             (9)        (4)       (6)
                                                                    -----      -----     -----
        Net cash provided by operating activities.........             80         94        17
                                                                    -----      -----     -----

Cash flow from investing activities:
    Capital expenditures..................................            (56)       (52)      (40)
    Purchase of investment................................              -         (1)       (2)
    Purchases of short-term investments...................            (20)         -         -
    Maturities of short-term investments..................             28          2         -
    Sale of assets........................................              9          1         3
                                                                    -----      -----     -----
        Net cash used in investing activities.............            (39)       (50)      (39)
                                                                    -----      -----     -----
Cash flow from financing activities:
    Short-term debt borrowings, net.......................            (18)         3         3
    Revolving credit facility borrowings, net.............             (3)        56         7
    Long term debt borrowings.............................              -        661         2
    Long term debt reductions.............................            (59)      (707)      (96)
    Minority interest investment..........................              -          -         9
    Financing costs.......................................              -        (28)       (4)
    Sale of common stock..................................              1          2        94
    Dividends paid to minority stockholder................             (1)         -         -
                                                                    -----      -----     -----
        Net cash provided by (used in) financing
          activities......................................            (80)       (13)       15
                                                                    -----      -----     -----
    Net increase (decrease) in cash and cash equivalents..            (39)        31        (7)
    Effect of exchange rate changes on cash and cash
      equivalents.........................................             (2)        (1)       (2)
    Cash and cash equivalents at beginning of period......             58         17        47
                                                                    -----      -----     -----
    Cash and cash equivalents at end of period............        $    17    $    47   $    38
                                                                    =====      =====     =====

Supplemental disclosures of cash flow information:
    Net cash paid during the year for:
        Interest expense..................................        $    76    $    81   $    56
                                                                    =====      =====     =====
        Income taxes......................................        $    33    $    13   $    25
                                                                    =====      =====     =====
* Net change in working capital due to the following
  components:
    (Increase) decrease in current assets:
        Notes and accounts receivable.....................        $    15    $    30   $    20
        Inventories.......................................             33         18       (20)
        Prepaid expenses..................................              3          3         -
    Payments for antitrust investigations and related
      lawsuits and claims.................................            (64)       (23)      (16)
    Payments for securities class action and stockholder
      derivative lawsuits.................................            (12)         -         -
    Restructuring payments................................            (23)        (7)      (18)
    Increase (decrease) in payables and accruals..........              -         22         2
                                                                    -----      -----     -----
        Working capital...................................        $   (48)   $    43   $   (32)
                                                                    =====      =====     =====

          See accompanying Notes to Consolidated Financial Statements.

                  GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES
                   (FORMERLY KNOWN AS UCAR INTERNATIONAL INC.)
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                              (Dollars in millions)

                                                              ACCUM-
                                                              ULATED                       COMMON
                                                              OTHER                         STOCK
                                                              COMPRE-                      HELD IN
                                                  ADDITIONAL  HENSIVE                      EMPLOYEE     TOTAL
                                          COMMON   PAID-IN    INCOME    RETAINED TREASURY  BENEFIT   STOCKHOLDERS'
                                           STOCK   CAPITAL    (LOSS)     DEFICIT   STOCK    TRUST       DEFICIT
                                          ------- ---------- --------   -------- --------  --------  -------------

Balance at December 31, 1998..........    $    -    $  521   $  (157)    $ (566)  $  (85)   $    -     $ (287)

Comprehensive income (loss):
    Net income........................         -         -         -         42        -         -         42
    Foreign currency translation
      adjustments.....................         -         -       (48)         -        -         -        (48)
                                            -----    ------   -------     ------   ------    ------     ------
        Total comprehensive income
          (loss)......................         -         -       (48)        42        -         -         (6)
Sale of common stock - treasury stock.         -         -         -         (1)       1         -          -
Acquisition of common stock held in
    treasury..........................         -         2         -          -       (2)        -          -
                                            -----    ------   -------     ------   ------    ------     ------
Balance at December 31, 1999..........    $    -    $  523   $  (205)    $ (525)  $  (86)   $    -     $ (293)
                                            =====    ======   =======     ======   ======    ======     ======

Comprehensive income (loss):
    Net income........................         -         -         -         10        -         -         10
    Other comprehensive income:
       Unrealized loss on
         available-for-sale
         securities...................         -         -        (1)         -        -        -          (1)
       Foreign currency translation
         adjustments..................         -         -       (35)         -        -          -       (35)
                                            -----    ------   -------     ------   ------    ------     ------
         Total comprehensive income
           (loss).....................         -         -       (36)        10        -         -        (26)
Sale of common stock - stock options..         -         2         -          -        -         -          2
Sale of common stock - treasury stock.         -         -         -          -        1         -          1
                                            -----    ------   -------     ------   ------    ------     ------
Balance at December 31, 2000..........    $    -    $  525   $  (241)    $ (515)  $  (85)   $    -     $ (316)
                                            =====    ======   =======     ======   ======    ======     ======

Comprehensive income (loss):
    Net loss..........................         -         -         -        (87)       -         -        (87)
    Other comprehensive income:
          Recognized loss on
            available-for-sale
            securities................         -         -         1          -        -         -          1
          Foreign currency translation
            adjustments...............         -         -       (29)         -        -         -        (29)
                                            -----    ------   -------     ------   ------    ------     ------
    Total comprehensive income (loss).         -         -       (28)       (87)       -         -       (115)
Sale of 2.5% equity interest in
     Graftech.........................         -         4         -          -        -         -          4
Common stock issued to Employee
     Benefit Trust....................         -         6         -          -        -        (6)         -
Sale of common stock, net.............         1        94         -          -        -         -         95
                                            -----    ------   -------     ------   ------    ------     ------
Balance at December 31, 2001..........    $    1    $  629   $  (269)    $ (602)  $  (85)   $   (6)    $ (332)
                                            =====    ======   =======     ======   ======    ======     ======


          See accompanying Notes to Consolidated Financial Statements.

                  GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES
                   (FORMERLY KNOWN AS UCAR INTERNATIONAL INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)     DISCUSSION OF BUSINESS AND STRUCTURE

IMPORTANT TERMS

        We use the following terms to identify various companies or groups of companies in the Consolidated Financial Statements.

        "GTI" refers to GrafTech International Ltd. only. GTI is our public parent company and the issuer of the publicly traded common stock covered by the Consolidated Financial Statements. Prior to our Annual Meeting of Stockholders for 2002, GTI was named UCAR International Inc.

        "UCAR Global" refers to UCAR Global Enterprises Inc. only. UCAR Global is a direct, wholly-owned subsidiary of GTI and the direct or indirect holding company for all of our operating subsidiaries. UCAR Global was the issuer of the previously outstanding 12% senior subordinated notes due 2005 (the "Subordinated Notes") and was the primary borrower under our prior senior secured bank credit facilities (the "Prior Senior Facilities").

        "UCAR Carbon" refers to UCAR Carbon Company Inc. only. UCAR Carbon is our wholly owned subsidiary through which we conduct most of our U.S. operations. In connection with the corporate realignment of our subsidiaries as described below, UCAR Carbon will change its name to UCAR Technology Company Inc. and transfer its businesses to one or more newly formed wholly owned U.S. subsidiaries.

        "UCAR Finance" refers to UCAR Finance Inc. only. UCAR Finance is a direct, wholly owned special purpose finance subsidiary of GTI and the borrower under our senior secured bank credit facilities (as amended, the "Senior Facilities"). UCAR Finance is the issuer of our outstanding 10.25% senior notes due 2012 (the "Senior Notes").

        "Graftech" refers to Graftech Inc. only. Graftech is our 97.5% owned (wholly owned, prior to June 2001) subsidiary engaged in the development, manufacture and sale of natural graphite-based products. In connection with the corporate realignment of our subsidiaries as described below, Graftech will change its name to Graftech Technology Company Inc. and transfer its business to its newly formed 100% owned U.S. subsidiary (to be named Graftech Inc.).

        "Carbone Savoie" refers to Carbone Savoie S.A.S. only. Carbone Savoie is our 70% owned subsidiary engaged in the development, manufacture and sale of graphite and carbon cathodes.

        "Subsidiaries" refers to those companies which, at the relevant time, are or were majority owned or wholly owned directly or indirectly by GTI or by its predecessors to the extent that those predecessors' activities related to the carbon and graphite business. All of GTI's subsidiaries have been wholly owned (with de minimis exceptions in the case of certain foreign subsidiaries) from at least January 1, 1998 through December 31, 2001, except for:

        o our German subsidiary, which was acquired in early 1997 and 70% owned until early 1999, when it became wholly owned to facilitate its liquidation;

        o       Carbone Savoie, which has been and is 70% owned; and

        o Graftech, which was 100% owned until it became 97.5% owned in June 2001.

Our 100% owned Brazilian cathode manufacturing operations were contributed to Carbone Savoie, and as a result became 70% owned, on March 31, 2001.

        "We," "us" or "our" refer to GTI and its subsidiaries collectively or, if the context so requires, GTI, UCAR Global or UCAR Finance, individually.

        We are realigning the corporate organizational structure of our subsidiaries. Upon completion of this corporate realignment, most of the businesses of each division will be segregated into separate companies along divisional lines. In addition, because most of the operations, net sales and growth opportunities of our Graphite Power Systems Division are located outside the U.S., most of its operations will be held by our Swiss subsidiary or its subsidiaries. Most of our technology will continue to be held by our U.S. subsidiaries.

(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Consolidated Financial Statements present our consolidated financial position, results of operations and cash flows at the dates and for the periods indicated. All significant intercompany transactions have been eliminated in consolidation.

CASH EQUIVALENTS

        Cash equivalents are considered to be all highly liquid investments that are readily convertible to known amounts of cash and so near to maturity that they present insignificant risk of changes in value because of changes in interest rates.

INVESTMENTS

        Investments in marketable equity securities are generally classified and accounted for as hold-to-maturity or available-for-sale. We determine the appropriate classification of debt and equity securities at the time of purchase and reassess the classification at each reporting date. Investments in debt securities classified as hold-to-maturity are reported at amortized cost plus accrued interest. Securities classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, recorded as a separate component of comprehensive income in the Consolidated Statement of Stockholders' Equity (Deficit) until realized. Interest and amortization of premiums and discounts for debt securities are included in interest expense. Gains and losses on securities sold are determined based on the specific identification method and are included in other (income) expense, net. For all investment securities, unrealized losses that are other than temporary are recognized in net income (loss). We do not hold these securities for speculative or trading purposes.

REVENUE RECOGNITION

        Sales of our products are recognized when persuasive evidence of an arrangement exists, delivery has occurred, title has passed, the revenue amount is determinable and collection is reasonably assured. Sales and licenses of technology are recognized over the term of the agreements.

INVENTORIES

        Inventories are stated at cost or market, whichever is lower. Cost is determined on the "first-in first-out" ("FIFO") or the "average cost" method.

FIXED ASSETS AND DEPRECIATION

        Fixed assets are carried at cost. Expenditures for replacements are capitalized and the replaced items are retired. Gains and losses from the sale of property are included in other (income) expense, net.

        Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. We generally use accelerated depreciation methods for tax purposes, where appropriate.

        The average estimated useful lives are as follows:

                                                                  YEARS
          Buildings..........................................       25
          Land improvements..................................       20
          Machinery and equipment............................       20
          Furniture and fixtures.............................       10
          Transportation equipment...........................       6

        The carrying value of fixed assets is assessed when events and circumstances indicating impairment are present. We determine such impairment by measuring undiscounted estimated future cash flows. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed are reported at the lower of the carrying amount or fair value less costs to sell.

GOODWILL

        Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally 20 years. When circumstances warrant, we assess the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired assets. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows of the acquired assets, at our internal rate of return. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

        In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Under the statement, goodwill and certain other intangibles will no longer be amortized; however, they must be tested for impairment at least annually. Amortization will continue to be recorded for other intangible assets with determinable lives. We will adopt the statement effective January 1, 2002. Goodwill amortization expense in 2001 was approximately $2 million. We anticipate that the goodwill impairment provisions of the statement will not have a significant impact on our consolidated financial position or results of operations except that we will no longer amortize goodwill.

DERIVATIVE FINANCIAL INSTRUMENTS

        Effective January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. The adoption did not have a significant impact on our consolidated financial position or results of operations. We do not use derivative financial instruments for trading purposes. They are used to manage well-defined currency exchange rate risks and interest rate risks.

        We enter into foreign currency instruments to manage exposure to currency exchange rate fluctuations. These foreign currency instruments, which include forward exchange contracts, purchased currency options and currency option collars, attempt to hedge primarily U.S. dollar-denominated debt held by several of our foreign subsidiaries and identifiable foreign currency receivables, payables and commitments held by our foreign and domestic subsidiaries. Forward exchange contracts are agreements to exchange different currencies at a specified future date and at a specified rate. Purchased foreign currency options are instruments which give the holder the right, but not the obligation, to exchange different currencies at a specified rate at a specified date or over a range of specified dates. Currency option collars are financial arrangements for simultaneous purchases and sales of currency options having the same maturity and the same principal amount. The result is the creation of a range in which a best and worst price is defined, while minimizing option cost. Forward exchange contracts, purchased currency options and currency option collars are carried at market value. Gains and losses due to the recording of such contracts at fair value are recognized currently as other (income) expense, net.

        We enter into agreements with financial institutions that are intended to limit, or cap, our exposure to the incurrence of additional interest expense due to increases in variable interest rates. Since we deal with counterparties that are major banks, we do not anticipate credit-related losses from non-performance by such counterparties.

RESEARCH AND DEVELOPMENT

        Research and development costs are charged to expense as incurred.

INCOME TAXES

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when it is determined that it is more likely than not that any portion of a recorded deferred tax asset will not be realized.

STOCK-BASED COMPENSATION PLANS

        We account for stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). As such, compensation expense is recorded on the date of grant only if the market price of the underlying stock exceeded the exercise price or if ultimate vesting is subject to performance conditions. The total amount of recorded compensation expense, if any, is based on the number of awards that eventually vest. No compensation expense is recognized for forfeited awards, failure to satisfy a service requirement or failure to satisfy a performance condition. Our accruals of compensation expense for awards subject to performance conditions are based on our assessment of the probability of satisfying the performance conditions. As of December 31, 2001, all performance options were fully vested.

RETIREMENT PLANS

        The cost of pension benefits under our retirement plans is recorded in accordance with SFAS No. 87, "Employee Accounting for Pensions" as determined by independent actuarial firms using the "projected unit credit" actuarial cost method. Contributions to the U.S. retirement plan are made in accordance with the requirements of the Employee Retirement Income Security Act of 1974. Plan settlements and curtailments are recorded in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and Termination Benefits."

POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

        The estimated cost of future medical and life insurance benefits is determined by independent actuarial firms using the "projected unit credit" actuarial cost method. Such costs are recognized as employees render the service necessary to earn the postretirement benefits. Benefits have been accrued, but not funded. Effective November 1, 2001, the U.S. plan was modified to limit our cost of future annual retiree medical benefits at the 2001 cost and is accounted for prospectively.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

        Our operations are governed by laws addressing protection of the environment and worker safety and health. Under various circumstances, these laws provide for civil and criminal penalties and fines, as well as injunctive and remedial relief, for noncompliance and require remediation at sites where company-related substances have been released into the environment.

        We have been in the past, and may become in the future, the subject of formal or informal enforcement actions or proceedings regarding noncompliance with these laws or the remediation of company-related substances released into the environment. Such matters typically are resolved by negotiation with regulatory authorities resulting in commitments to compliance, abatement or remediation programs and in some cases payment of penalties. Historically, neither the commitments undertaken nor the penalties imposed on us have been material.

        Environmental considerations are part of all significant capital expenditure decisions. Environmental remediation, compliance and management expenses were approximately $12 million and $14 million in 2001 and 2000, respectively. The accrued liability relating to environmental matters increased to $5 million at December 31, 2001 from $1 million at December 31, 2000. The change was primarily due to a reclassification of $4 million from the accrual for restructuring costs. A charge to income is recorded when it is probable that a liability has been incurred and the cost can be reasonably estimated. Our environmental liabilities do not take into consideration any possible recoveries of future insurance proceeds. Because of the uncertainties associated with environmental remediation activities at sites where we may be potentially liable, future expenses to remediate identified sites could be considerably higher than the accrued liability. However, while neither the timing nor the amount of ultimate costs associated with known environmental remediation matters can be determined at this time, we do not expect that these matters will have a material adverse effect on our financial position, results of operations or cash flows.

POST-EMPLOYMENT BENEFITS

        We accrue post-employment benefits expected to be paid before retirement, principally severance, over employees' active service periods.

USE OF ESTIMATES

        We have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the Consolidated Financial Statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

RECLASSIFICATION

        Certain amounts previously reported have been reclassified to conform to the current year presentation.

FOREIGN CURRENCY TRANSLATION

        Generally, except for operations in Russia where high inflation has existed, unrealized gains and losses resulting from translation of the financial statements of our foreign subsidiaries from their functional currencies into dollars are accumulated in other comprehensive income on the Consolidated Balance Sheets until such time as the operations are sold or substantially or completely liquidated. Translation gains and losses relating to operations, where high inflation has existed, are included in other (income) expense, net in the Consolidated Statements of Operations. Our Mexican subsidiary began using the dollar as its functional currency during 1999, as its sales and purchases are predominantly dollar-denominated. Prior to August 1, 2000, our Swiss subsidiary used the dollar as its functional currency. Beginning August 1, 2000, our Swiss subsidiary began using the euro as its functional currency because its operations became predominantly euro-dominated. We have designated [EURO]125 million of our Tranche A Term Loans as a net equity hedge for our net investments in Europe. The currency effects of the debt obligations are reflected in accumulated other comprehensive income (loss) in the Consolidated Statement of Stockholders' Equity (Deficit) where they offset gains and losses recorded on the net investment in Europe.

NEW ACCOUNTING STANDARDS

        In August 2001, FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets, excluding goodwill and other intangible assets not being amortized pursuant to SFAS No. 142, and certain other assets. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. We will adopt the statement effective January 1, 2002. We anticipate that the statement will not have a significant impact on our consolidated financial position or results of operations.

        In July 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. SFAS No. 143 will be effective for all financial statements for fiscal years beginning after June 15, 2002. We anticipate that the statement will not, upon adoption, have a significant impact on our consolidated financial position or results of operations.

        In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," both of which are effective for all fiscal years beginning after December 15, 2001. These statements establish accounting and reporting standards for business combinations, goodwill and intangible assets. We will adopt these statements effective January 1, 2002.

We anticipate that the statements will not have a significant impact on our consolidated financial position or results of operations except that we will no longer amortize goodwill.

        In September 2000, FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," a replacement of SFAS No. 125, which has the same title. SFAS No. 140 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings, and requires certain additional disclosures. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of SFAS No. 140 did not have a significant impact on our consolidated financial position or results of operations.

(3)     FINANCIAL INSTRUMENTS

        We do not use derivative financial instruments for trading purposes. They are used to manage well-defined currency exchange rate and interest rate risks.

FOREIGN CURRENCY CONTRACTS

        The amount of foreign exchange contracts used by us to minimize foreign currency exposure was $69 million at December 31, 2000 and $37 million at December 31, 2001. Contracts hedging U.S. dollar-denominated debt totaled $61 million at December 31, 2000 and nil at December 31, 2001. Of the total foreign exchange contracts outstanding approximately $9 million (13%) were offsetting at December 31, 2000 and approximately $4 million (11%) were offsetting at December 31, 2001.

SALE OF RECEIVABLES

        Certain of our U.S. and foreign subsidiaries sold receivables of $79 million in 1999, $152 million in 2000 and $223 million in 2001. Receivables sold and remaining on the Consolidated Balance Sheets were nil at December 31, 1999, nil at December 31, 2000, and $1 million at December 31, 2001.

INTEREST RATE RISK MANAGEMENT

        We periodically enter into agreements with financial institutions which are intended to limit, or cap, our exposure to the incurrence of additional interest expense due to increases in variable interest rates. At December 31, 2001, we had outstanding interest rate caps of $100 million and [EURO]200 million limiting our floating interest rate factor on related debt to a weighted-average rate of 5.0% (where the interest on the debt is based on LIBOR) and 5.0% (where the interest on the debt is based on euro LIBOR) through various dates ending June 2002. Fees related to these agreements are charged to interest expense over the term of the agreements.

FAIR MARKET VALUE DISCLOSURES

        SFAS No. 107, "Disclosure about Fair Market Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. Such fair values must often be determined by using one or more methods that indicate value based on estimates of quantifiable characteristics as of a particular date. Values were estimated as follows:

    CASH AND CASH EQUIVALENTS, SHORT-TERM NOTES AND ACCOUNTS RECEIVABLES, ACCOUNTS PAYABLE AND OTHER CURRENT PAYABLES-The carrying amount approximates fair value because of the short maturity of these instruments.

    DEBT-Fair values of debt and related interest rate risk agreements approximate carrying value at December 31, 2000 and 2001 because of the nature of the instruments.

    FOREIGN CURRENCY CONTRACTS-Foreign currency contracts are carried at market value. The market value of the contracts was approximately $1 million at December 31, 2000 and nil at December 31, 2001.

(4)     SEGMENT REPORTING

        Beginning in the 2001 first quarter, we realigned our businesses into two new reportable segments: our Graphite Power Systems Division ("GPS") and our Advanced Energy Technology Division ("AET"). GPS includes our graphite and carbon electrode and cathode businesses serving primarily the steel, aluminum and ferroalloy industries. AET includes Graftech, our Advanced Graphite Materials and Advanced Carbon Materials business units (which includes our former graphite and carbon specialties businesses), and a new business unit called High Tech High Temp ("HT2") that markets technical solutions. These two segments are managed separately because of the different markets they serve and the different products and services they sell. Prior year segment information has been reclassified to conform to current year segment information.

        The accounting policies of the reportable segments are the same as those described in Note 2. We evaluate the performance of our operating segments based on gross profit. Intersegment sales and transfers are not material.

        The following tables summarize financial information concerning our reportable segments.


                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                  ------------------------------------
                                                   1999           2000           2001
                                                  -------     ----------       -------
                                                          (Dollars in millions)
Net sales to external customers:
  Graphite Power Systems Division........         $   700     $    651         $   525
  Advanced Energy Technology Division....             131          125             129
                                                    -----        -----           -----
    Consolidated net sales...............         $   831     $    776         $   654
                                                    =====        =====           =====

Gross profit:
  Graphite Power Systems Division........         $   236     $    184         $   147
  Advanced Energy Technology Division....              22           32              38
                                                    -----        -----           -----
    Consolidated gross profit............         $   258     $    216         $   185
                                                    =====        =====           =====

Depreciation and amortization:
  Graphite Power Systems Division........         $    39     $     40         $    31
  Advanced Energy Technology Division....               6            3               5
                                                    -----       ------          ------
    Consolidated depreciation and
      amortization.......................         $    45     $     43         $    36
                                                    =====        =====          ======

        We do not report assets by business segment. Assets are managed based on geographic location because both business segments share certain facilities. The following tables summarize information as to our operations in different geographic areas:

                                           FOR THE YEAR ENDED DECEMBER 31,
                                           -------------------------------
                                           1999         2000          2001
                                           ----         ----          ----
                                              (Dollars in millions)
Net sales (a):
    U.S..............................      $ 267       $  240        $  196
    Canada...........................         50           34            21
    Mexico...........................         49           43            33
    Brazil...........................         48           46            44
    France...........................        148          142           137
    Italy............................         42           39            30
    Switzerland .....................        106          104            79
    South Africa.....................         61           59            53
    Spain............................         29           31            29
    Other countries..................         31           38            32
                                            ----         ----          ----
      Total..........................      $ 831       $  776        $  654
                                            ====         ====          ====

-------------
(a)     Net sales are based on location of seller.

                                                     AT DECEMBER 31,
                                           ----------------------------------
                                           1999           2000           2001
                                           ----           ----           ----
                                                (Dollars in millions)
Long-lived assets (a):
    U.S.............................     $   126        $   115       $    76
    Mexico..........................          34             38            37
    Brazil..........................          42             37            34
    France..........................          95             93            94
    Italy...........................          35             31             6
    South Africa....................          56             43            27
    Switzerland.....................           5             23             7
    Other countries.................          17             20            17
                                           -----          -----         -----
      Total.........................     $   410        $   400       $   298
                                           =====          =====         =====

-------------

(a) Long-lived assets represent net fixed assets and goodwill, net of accumulated amortization.

(5)     LONG TERM DEBT

        The following table presents our long term debt:



                                                                   AT DECEMBER 31,
                                                             ------- ------------------
                                                              2000                 2001
                                                              ----                 ----
                                                                (Dollars in millions)
        Senior Facilities:
           Tranche A Euro Facility......................     $ 239                $ 194
           Tranche A USD Facility.......................        54                   23
           Tranche B USD Facility.......................       346                  313
           Revolving Facility...........................        88                   95
                                                              ----                 ----
             Total Senior Facilities....................       727                  625

        Switzerland mortgage and other European debt....         5                    6
             Subtotal...................................       732                  631


           Less:  payments due within one year..........        27                    -
                                                              ----                 ----
             Total......................................     $ 705                $ 631
                                                             =====                =====

        See Note 18 for a description of the issuance of $400 million of Senior Notes in the 2002 first quarter.

        The Senior Facilities, as amended, consist of:

        o A Tranche A Facility providing for initial term loans of $137 million and of [EURO]161 million (equivalent to $158 million based on currency exchange rates in effect at February 22, 2000) to UCAR Finance. The Tranche A Facility amortizes in quarterly installments over six years, commencing June 30, 2000, with quarterly installments ranging from about $2 million in 2000 to about $17 million in 2005, with the final installment payable on December 31, 2005. In October 2000, we converted $78 million from dollar-denominated to euro-denominated debt.

        o A Tranche B Facility providing for initial term loans of $350 million to UCAR Finance. The Tranche B Facility amortizes over eight years, commencing June 30, 2000, with nominal quarterly installments during the first six years, and quarterly installments of about $41 million in 2006 and 2007, with the final installment payable on December 31, 2007.

        o A Revolving Facility providing for revolving and swingline loans to, and the issuance of dollar-denominated letters of credit for the account of, UCAR Finance and certain of our other subsidiaries in an aggregate principal and stated amount at any time not to exceed [EURO]250 million. The Revolving Facility terminates on February 22, 2006. As a condition to each borrowing under the Revolving Facility, we are required to represent, among other things, that the aggregate amount of payments made (excluding certain imputed interest) and additional reserves created in connection with antitrust, securities and stockholder derivative investigations, lawsuits and claims do not exceed $340 million by more than $130 million (which $130 million is reduced by the amount of certain debt (excluding the Senior Notes) incurred by us that is not incurred under the Senior Facilities).

        After completion of our public offering of common stock in July 2001, our private offering of Senior Notes in February 2002 and the initial application of the net proceeds therefrom, the aggregate principal payments due on the Tranche A and Tranche B Term Loans are: no payments in 2002, 2003 or 2004, $26 million in 2005, $26 million in 2006 and $164 million in 2007.

        We are required to make mandatory prepayments in the amount of:

        o Either 75% or 50% (depending on our leverage ratio, which is the ratio of our adjusted net debt to our adjusted total EBITDA) of adjusted excess cash flow. The obligation to make these prepayments, if any, arises after the end of each year with respect to adjusted excess cash flow during the prior year.

        o 100% of the net proceeds of certain asset sales or incurrence of certain indebtedness.

        o 50% of the net proceeds of the issuance of any GTI equity securities (60%, in the case of the net proceeds from our public offering of common stock in July 2001).

        We may make voluntary prepayments under the Senior Facilities. There is no penalty or premium due in connection with prepayments (whether voluntary or mandatory).

        UCAR Finance makes secured and guaranteed intercompany loans of the net proceeds of borrowings under the Senior Facilities to UCAR Global's subsidiaries. The obligations of UCAR

Finance under the Senior Facilities are secured, with certain exceptions, by first priority security interests in all of these intercompany loans (including the related security interests and guarantees). Following completion of the sale of the Senior Notes, these intercompany loans consist of intercompany revolving loans to UCAR Carbon and our Swiss subsidiary.

        GTI has unconditionally and irrevocably guaranteed the obligations of UCAR Finance under the Senior Facilities. This guarantee is secured, with certain exceptions, by first priority security interests in all of the outstanding capital stock of UCAR Global and UCAR Finance, all of the intercompany debt owed to GTI and GTI's interest in the lawsuit initiated by us against our former parents.

        GTI, UCAR Global and each of UCAR Global's subsidiaries has guaranteed, with certain exceptions, the obligations of UCAR Global's subsidiaries under the intercompany loans, except that our foreign subsidiaries have not guaranteed the intercompany loan obligations of our U.S. subsidiaries.

        The obligations of UCAR Global's subsidiaries under the intercompany loans as well as these guarantees are secured, with certain exceptions, by first priority security interests in substantially all of our assets, except that no more than 65% of the capital stock or other equity interests in our foreign subsidiaries held directly by our U.S. subsidiaries and no other foreign assets secure obligations or guarantees of our U.S. subsidiaries.

        The interest rates, as amended, applicable to the Tranche A and Revolving Facilities are, at our option, either euro LIBOR plus a margin ranging from 1.375% to 3.375% (depending on our leverage ratio) or the alternate base rate plus a margin ranging from 0.375% to 2.375% (depending on our leverage ratio). The interest rate applicable to the Tranche B Facility is, at our option, either euro LIBOR plus a margin ranging from 2.875% to 3.625% (depending on our leverage ratio) or the alternate base rate plus a margin ranging from 1.875% to 2.625% (depending on our leverage ratio). The alternate base rate is the higher of the prime rate announced by JP Morgan Chase Bank or the federal funds effective rate, plus 0.50%. UCAR Finance pays a per annum fee ranging from 0.375% to 0.500% (depending on our leverage ratio) on the undrawn portion of the commitments under the Revolving Facility. At December 31, 2001, the interest rates on outstanding debt under the Senior Facilities were: Tranche A euro Facility, 6.4%; Tranche A dollar Facility, 4.9%; Tranche B Facility, 5.6%; and Revolving Facility, 5.2%. The weighted average interest rate on the Senior Facilities was 8.1% during 2001.

        We enter into agreements with financial institutions, which are intended to limit, or cap, our exposure to incurrence of additional interest expense due to increases in variable interest rates. Use of these agreements is allowed with the Senior Facilities.

        The Senior Facilities contain a number of significant covenants that, among other things, restrict our ability to sell assets, incur additional indebtedness, repay or refinance other debt or amend other debt instruments, create liens on assets, enter into leases, investments or acquisitions, engage in mergers or consolidations, make capital expenditures, make dividend payments to GTI, pay intercompany debt owed to GTI, engage in transactions with affiliates, or pay dividends or make other restricted payments and that otherwise restrict corporate activities. In addition, we are required to comply with specified minimum interest coverage and maximum leverage ratios, which become more restrictive over time, beginning December 31, 2002.

        In addition to the failure to pay principal, interest and fees when due, events of default under the Senior Facilities include: failure to comply with applicable covenants; failure to pay when due, or other defaults permitting acceleration of, other indebtedness exceeding $7.5 million; judgment defaults in excess of $7.5 million to the extent not covered by insurance; certain events of bankruptcy; and certain changes in control.

        Under the Senior Facilities, GTI is permitted to pay dividends on, and repurchase, common stock in an aggregate annual amount of $25 million, plus up to an additional $25 million if certain leverage ratio and excess cash flow requirements are satisfied. We are also permitted to repurchase common stock from present or former directors, officers or employees in an aggregate amount of up to the lesser of $5 million per year (with unused amounts permitted to be carried forward) or $25 million on a cumulative basis since February 22, 2000.

        We are highly leveraged and, as discussed in Note 14, have substantial obligations in connection with antitrust investigations, lawsuits and claims. We had total debt of $638 million and a stockholders' deficit of $332 million at December 31, 2001. Our leverage and obligations, as well as changes in conditions affecting our industry, changes in global and regional economic conditions and other factors, have adversely impacted our recent operating results.

        We use, and are dependent on, funds available under our revolving credit facility, including continued compliance with the financial covenants under the Senior Facilities, as well as monthly or quarterly cash flow from operations as our primary sources of liquidity.

        Our high leverage and substantial obligations in connection with antitrust investigations, lawsuits and claims could have a material impact on our liquidity. Cash flow from operations services payment of our debt and these obligations, thereby reducing funds available to us for other purposes. Our leverage and these obligations make us more vulnerable to economic downturns or in the event that these obligations are greater or timing of payment is sooner than expected.

        Our ability to service our debt, as it comes due, including maintaining compliance with the covenants under the Senior Facilities, and to meet these and other obligations as they come due is dependent on our future financial and operating performance. This performance, in turn is subject to various factors, including certain factors beyond our control, such as changes in conditions affecting our industry, changes in global and regional economic conditions, changes in interest and currency exchange rates, developments in antitrust investigations, lawsuits and claims involving us and inflation in raw material, energy and other costs.

        Even if we are able to meet our debt service and other obligations when due, we may not be able to comply with the financial covenants under the Senior Facilities. A failure to so comply, unless waived by the lenders thereunder, would be a default thereunder. This would permit the lenders to accelerate the maturity of substantially all of our debt. It would also permit them to terminate their commitments to extend credit under our revolving credit facility. This would have an immediate material adverse effect on our liquidity. If we were unable to repay our debt to the lenders, the lenders could proceed against the collateral securing the Senior Facilities and exercise all other rights available to them.

        The Senior Facilities require us to, among other things, comply with specified minimum interest coverage and maximum leverage ratios. In October 2000, the Senior Facilities were amended to, among other things, increase the maximum leverage ratio permitted thereunder through June 30, 2001. In connection therewith, we paid an amendment fee of $2 million and the margin which is added to either euro LIBOR or the alternate base rate in order to determine the interest rate payable thereunder increased by 25 basis points.

        In April 2001, the Senior Facilities were amended to, among other things, exclude certain expenses incurred in connection with the lawsuit initiated by us against our former parents (up to a maximum of $20 million, but not more than $3 million in any quarter) and certain charges and payments in connection with antitrust fines, settlements and expenses from the calculation of financial covenants. Charges (over and above $340 million charge recorded in 1997) recorded on or before June 30, 2002 for antitrust fines, settlements and expenses are excluded from the calculation of financial covenants (until paid) up to a maximum of $130 million (reduced by the amount of certain debt, other than the Senior Notes, incurred by us that is not incurred under the Senior Facilities, $6 million of which debt was outstanding at December 31, 2001). The fine assessed by the antitrust authority of the European Union, as well as the additional $10 million charge recorded in July 2001 and any payments related to such fine (including payments within the $340 million charge recorded in 1997), are excluded from the calculation of financial covenants through June 30, 2002.

        In July 2001, the Senior Facilities were amended to, among other things, change our financial covenants so that they were less restrictive through 2006 than would otherwise have been the case. In connection therewith, we have agreed that our investments in Graftech and any of our other unrestricted subsidiaries after this amendment will be made in the form of secured loans, which will be pledged to secure the Senior Facilities, and the maximum amount of capital expenditures permitted under the Senior Facilities would be reduced in 2001 and 2002. We do not expect that our capital expenditures would exceed such maximums. In connection therewith, we paid an amendment fee of $2 million and the margin which is added to either euro LIBOR or the alternate base rate in order to determine the interest rate payable thereunder increased by 25 basis points.

        In December 2001, the Senior Facilities were amended to, among other things, permit the corporate realignment of our subsidiaries. In connection therewith, we paid an amendment fee of $1 million.

        In February 2002, the Senior Facilities were amended to, among other things, permit us to issue senior notes (in an amount not to exceed $400 million), to pledge certain unsecured intercompany term notes and unsecured guarantees of those notes to secure such senior notes, to have certain U.S. subsidiaries holding a majority of our U.S. assets guarantee such senior notes and to have those U.S. subsidiaries pledge shares of Graftech to secure such guarantees. Furthermore, the amendment permitted the net proceeds from the sale of such senior notes to be applied as described elsewhere in these Notes.

        In connection with this amendment, our maximum permitted leverage ratio was substantially increased and our minimum required interest coverage ratio was substantially decreased while maintaining full availability of our revolving credit facility. The amendment also changed the manner in which net debt and EBITDA are calculated to exclude certain fees, costs and expenses (including fees of counsel and experts) in connection with the lawsuit initiated by us against our former parents as well as any letter of credit issued to secure payment of the antitrust fine assessed against us by the antitrust authority of the European Union. In addition, the amendment expanded our ability to make certain investments, including investments in Graftech, and eliminate provisions relating to a spin-off of Graftech. In connection therewith, we paid an amendment fee of $1 million and the margin which is added to either euro LIBOR or the alternate base rate in order to determine the interest rate payable thereunder increased by 37.5 basis points.

EQUITY OFFERING

        On July 31, 2001, we sold an aggregate of 10,350,000 shares of our common stock in a registered public offering at a public offering price of $9.50 per share. The gross proceeds from the offering were $98 million and the net proceeds to us were $91 million. Sixty percent of the net proceeds was used to prepay term loans under the Senior Facilities. Prepayments of $23 million under the Tranche A Facility and $32 million under the Tranche B Facility were applied against scheduled maturities of each Tranche in the order in which they were due. The balance of the net proceeds were applied to reduce the outstanding balance under the Revolving Facility.

SUBORDINATED NOTES

        UCAR Global redeemed $200 million aggregate principal amount of Subordinated Notes in whole as part of our debt recapitalization on February 22, 2000 at a redemption price of 104.5% of the principal amount plus accrued and unpaid interest. Interest on the Subordinated Notes was payable semiannually at the rate of 12% per annum. The Subordinated Notes were to mature on January 15, 2005.

EXTRAORDINARY ITEMS

        In February 2000, we recorded an extraordinary charge of $21 million ($13 million after tax) related to our debt recapitalization. The extraordinary charge includes $5 million of bank and third party fees and expenses, $9 million of redemption premium on the Subordinated Notes, and write off of $7 million of deferred debt issuance costs.

OTHER

        Our weighted-average interest rate on short-term borrowings outstanding was 9.4% at December 31, 2000 and 6.3% at December 31, 2001.

        In the 2000 third quarter, pursuant to our debt recapitalization in February 2000, our Italian subsidiary entered into a $15 million long term debt arrangement with a third party lender. We also placed on deposit with the third party lender funds in the same amounts, which secure repayment of the debt. Since we have the legal right to set off the deposited funds against the debt, and the intent to do so, such amounts have been netted and are not reflected separately in the Consolidated Balance Sheets. In February 2002, in connection with our corporate realignment of our subsidiaries, we exercised our right to setoff.

(6)     INCOME TAXES

        The following table summarizes the U.S. and non-U.S. components of income (loss) before provision for income taxes, minority interest and extraordinary items:

                                                        FOR THE YEAR ENDED
                                                          DECEMBER 31,
                                                  ------------------------------
                                                   1999       2000       2001
                                                  -------    -------    -------
                                                       (Dollars in millions)
U.S...............................................$   (84)   $   (69)   $  (136)
Non-U.S............................................   130        105         66
                                                   ------     ------     ------
                                                  $    46    $    36    $   (70)
                                                   ======     ======     ======

        Total income taxes were allocated as follows:

                                                        FOR THE YEAR ENDED
                                                          DECEMBER 31,
                                                   --------------------------
                                                   1999       2000       2001
                                                   ----      ------     ------
                                                       (Dollars in millions)
Income from operations............................$     1    $    10    $    15
Extraordinary items................................     -         (8)         -
                                                   ------     ------     ------
                                                  $     1    $     2    $    15
                                                   ======     ======     ======

        Income tax expense attributable to income from operations consists of:

                                                   1999       2000       2001
                                                  -------    -------    -------
                                                       (Dollars in millions)
U.S. federal income taxes:
        Current...................................$    (8)   $     8    $     1
        Deferred...................................   (23)       (23)       (10)
                                                   -------    ------     ------
                                                  $   (31)   $   (15)   $    (9)
                                                   =======    ======     ======

Non-U.S. income taxes
        Current...................................$    35    $    27    $    23
        Deferred...................................    (3)        (2)         1
                                                   ------     ------     ------
                                                  $    32    $    25    $    24
                                                   ======     ======     ======

        We have an income tax exemption from the Brazilian government on income generated from graphite electrode and cathode production through 2006 and 2005, respectively. The exemption reduced the net expense associated with income taxes by $5 million in 1999, $2 million in 2000 and $1 million in 2001.

        In 1998, we obtained an income tax exemption from the Swiss government. The exemption reduced the net expense associated with income taxes by $9 million in 1999, $8 million in 2000 and $8 million in 2001.

        Income tax expense attributable to income from operations differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pretax income from operations as a result of the following:


                                                                       FOR THE YEAR ENDED
                                                                          DECEMBER 31,
                                                                   --------------------------
                                                                    1999     2000       2001
                                                                   ------   ------     ------
                                                                      (Dollars in millions)
Tax at statutory U.S. federal rate.........................         $  16   $  13      $ (24)
Nondeductible expenses associated with antitrust
    investigations and related lawsuits and claims.........             2       1          5
State tax benefit (net of federal tax benefit).............             -       -         (5)
Restructuring charges with no tax benefit..................             -       -          9
Adjustments related to investment in subsidiaries..........             -       -         26
U.S. operating loss........................................            32       -          -
Impact of dividend of foreign earnings ....................             -      22          9
Foreign operating losses with no benefit provided..........            (9)      -          -
Non-U.S. tax exemptions and holidays.......................           (14)    (10)        (9)
Adjustments to deferred tax asset valuation allowance......           (17)    (20)        (3)
Other......................................................            (9)      4          7
                                                                     ----     ---        ---
                                                                    $   1   $  10      $  15
                                                                     ====     ===        ===


        The significant components of deferred income tax expense attributable to income from operations are as follows:


                                                                       FOR THE YEAR ENDED
                                                                          DECEMBER 31,
                                                                   --------------------------
                                                                    1999      2000      2001
                                                                   ------   ------     ------
                                                                      (Dollars in millions)
     Deferred tax expense (exclusive of the effects of
        changes in the valuation allowance described
        below)..............................................      $    (9)  $    (5)   $    (6)
     Increase (decrease) in beginning of the year
        balance of the valuation allowance for deferred
        tax assets..........................................          (17)      (20)        (3)
                                                                   ------    ------     ------
                                                                  $   (26)  $   (25)   $    (9)
                                                                   ======    ======     ======

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2000 and 2001 are as follows:

                                                               AT DECEMBER 31,
                                                              -----------------
                                                               2000       2001
                                                              ------     ------
                                                           (Dollars in millions)
Deferred tax assets:
   Fixed assets..........................................     $    9     $   46
   Estimated liabilities and expenses associated with
     antitrust investigations and related lawsuits
     and claims..........................................          3          1
   Postretirement and other employee benefits............         55         55
   Foreign tax credit and other carryforwards............         53         52
   Provision for scheduled plant closings and
     other restructurings................................         11          4
   Other.................................................         27         35
                                                                ----      -----
     Total gross deferred tax assets.....................        158        193
     Less:  valuation allowance..........................        (21)       (27)
                                                                ----      -----
       Total deferred tax assets.........................      $ 137     $  166
                                                                ====      =====
Deferred tax liabilities:
   Fixed assets..........................................      $  55     $   44
   Inventory.............................................          8          6
   Other.................................................          4          4
                                                                ----      -----
     Total deferred tax liabilities......................         67         54
                                                                ----      -----
       Net deferred tax asset............................      $  70     $  112
                                                                ====      =====

        Deferred income tax assets and liabilities are classified on a net current and non-current basis within each tax jurisdiction. Net deferred income tax assets are included in prepaid expenses in the amount of $14 million at December 31, 2000 and $9 million at December 31, 2001 and in other assets in the amount of $97 million at December 31, 2000 and $140 million at December 31, 2001. Net deferred tax liabilities are included in accrued income and other taxes in the amount of $5 million at December 31, 2000 and $5 million at December 31, 2001 and separately stated as deferred income taxes in the amount of $36 million at December 31, 2000 and $32 million at December 31, 2001.

        During the 2000 fourth quarter, we entered into an intercompany sale leaseback transaction between two subsidiaries relating to a U.S. graphite electrode facility, which allowed for utilization of foreign tax credits. This transaction resulted in a tax effect of a book gain of $22 million being classified as a deferred charge, which was included in other assets and was to be amortized into income. In June 2001, as a result of the decision to shutdown this facility, the facility was sold back to the original subsidiary owner and impaired. Accordingly, we then recognized a deferred tax asset for the resulting tax basis in excess of the amount for financial reporting.

        The net change in the total valuation allowance for 2001 was an increase of $6 million. The change results from an increase in our Canadian net operating loss related to additional costs associated with the 1999 closure of our Canadian graphite electrode operations and the provision of an allowance related to the impairment and restructuring of our Italian graphite electrode operations.

        We have total excess foreign tax credit carryforwards of $45 million at December 31, 2001. Of these tax credit carryforwards, $5 million expire in 2002, $21 million expire in 2003, $14 million expire in 2004 and $5 million expire in 2006. On a recomputed basis, we used foreign tax credits to reduce U.S. current tax liabilities in the amount of $10 million in 1999, $40 million in 2000 and $16 million in 2001. Based upon the level of historical taxable income and projections for future taxable income over the periods during which these credits are utilizable, we believe it is more likely than not we will realize the benefits of these deferred tax assets net of the existing valuation allowances at December 31, 2001. Specifically, it is our intention to pursue tax planning strategies and one time events in order to utilize our foreign tax credit carryforward prior to expiration.

        U.S. income taxes have not been provided on undistributed earnings of foreign subsidiaries. Our intention is to reinvest these undistributed earnings indefinitely. To the extent that our circumstances change or future earnings are repatriated, we will provide for income tax on the earnings of the effected foreign subsidiaries. We believe that any U.S. income tax on repatriated earnings would be substantially offset by U.S. foreign tax credits.

(7)     OTHER (INCOME) EXPENSE, NET

        The following table presents an analysis of other (income) expense, net:

                                                       FOR THE YEAR ENDED
                                                          DECEMBER 31,
                                                  -----------------------------
                                                    1999      2000       2001
                                                  -------    -------   --------
                                                      (Dollars in millions)
Interest income...............................    $    (8)   $    (6)  $    (2)
Currency (gains) losses.......................         (2)        (4)       (2)
Bank fees.....................................          2          2         2
Loss on sale of accounts receivable...........          1          1         3
Amortization of goodwill......................          1          2         2
(Gain) loss on sale of assets.................         (3)         2        (1)
Insurance related gains.......................          -         (5)        -
Power of One initiative consulting fees.......          -          4         -
Graftech initial public offering expenses.....          -          2         -
Global integration project consulting fees....         (1)         -         -
Former parent company lawsuit legal expenses..          -          3         1
Other.........................................          1         (1)       (2)
                                                   ------     ------    ------
Total other (income) expense, net.............    $    (9)   $     -   $     1
                                                   ======     ======    ======

(8)     INTEREST EXPENSE

        The following table presents an analysis of interest expense:


                                                        FOR THE YEAR ENDED
                                                  ------------------------------
                                                           DECEMBER 31,
                                                    1999       2000      2001
                                                  --------   --------  ---------
                                                      (Dollars in millions)

Interest incurred on debt......................   $    77    $    69   $    54
Amortization of debt issuance costs............         2          2         2
Interest imputed on antitrust fine.............         5          4         4
                                                   ------     ------    ------
     Total interest expense....................   $    84    $    75   $    60
                                                   ======     ======    ======
(9)     SUPPLEMENTARY BALANCE SHEET DETAIL

                                                                             AT DECEMBER 31,
                                                                           ------------------
                                                                              2000      2001
                                                                           ---------- -------
                                                                          (Dollars in millions)
Notes and accounts receivable:
    Trade.............................................................      $   105   $     81
    Other.............................................................           20         19
                                                                             ------     ------
                                                                                125        100
    Allowance for doubtful accounts...................................           (4)        (5)
                                                                             ------     ------
                                                                            $   121   $     95
                                                                             ======     ======
Property, plant and equipment:
    Land and improvements.............................................      $    41   $     38
    Buildings.........................................................          164        158
    Machinery and equipment and other.................................          745        708
    Construction in progress..........................................           37         27
                                                                             ------     ------
                                                                            $   987   $    931
                                                                             ======     ======
Other assets:
    Goodwill..........................................................      $    34   $     29
    Accumulated amortization..........................................          (12)       (12)
                                                                             ------     ------
    Goodwill (net)....................................................           22         17
    Deferred income taxes.............................................           97        140
    Benefits protection trust.........................................            2          2
    Long term receivables.............................................            5          6
    Long term investments.............................................            1          6
    Deferred charge related to sale leaseback.........................           22          -
    Capitalized bank fees.............................................           13         14
    Other.............................................................            7          9
                                                                             ------     ------
                                                                            $   169   $    194
                                                                             ======     ======
Accounts payable:
    Trade.............................................................      $    92   $     96
    Other.............................................................            7          5
                                                                             ------     ------
                                                                            $    99   $    101
                                                                             ======     ======
Other accrued liabilities:
    Accrued accounts payable..........................................      $    13   $     19
    Accrued imputed interest..........................................            3          6
    Payrolls..........................................................            4          3
    Restructuring.....................................................           26         12



                                      F-52

                                                                             AT DECEMBER 31,
                                                                           ------------------
                                                                              2000      2001
                                                                           ---------- -------
                                                                          (Dollars in millions)

    Employee compensation and benefits................................           14          9
    Liabilities and expenses associated with antitrust investigations
        and related lawsuits and claims...............................           24          -
    Current portion of DOJ fine.......................................            -          2

    Other.............................................................            6          6
                                                                             ------     ------
                                                                            $    90   $     57
                                                                             ======     ======

Other long term obligations:
    Postretirement benefits...........................................      $    83   $     80
    Employee severance costs..........................................            4          4
    Pension and related benefits......................................           20         26
    Liabilities and expenses associated with antitrust investigations
       and related lawsuits and claims................................           34         52
    Long term portion of DOJ fine.....................................           49         47
    Other.............................................................           19         22
                                                                             ------     ------
                                                                            $   209   $    231
                                                                             ======     ======

        The following table presents an analysis of the allowance for doubtful accounts:

                                                    AT DECEMBER 31,
                                             ------------------------------
                                               1999       2000        2001
                                             ---------  ---------  --------
                                                 (Dollars in millions)
Balance at beginning of year...............  $     5     $     5   $     4
Additions..................................        1           1         2
Deductions.................................       (1)         (2)       (1)
                                              -------     -------   -------
Balance at end of year.....................  $     5     $     4    $    5
                                               ======     =======   =======


(10)    LEASES AND OTHER LONG TERM OBLIGATIONS

        Lease commitments under noncancelable operating leases extending for one year or more will require the following future payments:

                                                           (Dollars in millions)
       2002............................................            $2
       2003............................................             2
       2004............................................             2
       2005............................................             1
       2006............................................             1
       After 2006......................................             1

        Total lease and rental expenses under noncancelable operating leases extending one month or more were $5 million in 1999, $4 million in 2000 and $3 million in 2001.

        During 2001, we outsourced our information technology function to CGI Group Inc. ("CGI"), an information technology firm. Under this ten-year agreement, CGI will manage our data services, networks, desktops, telecommunications and legacy systems. The following is a schedule of future payments for base services:

                                                           (Dollars in millions)
       2002............................................            $7
       2003............................................             6
       2004............................................             5
       2005............................................             5
       2006............................................             5
       After 2006......................................            22

        In addition, we have committed to purchase $10 million in services above the base level over the term of the agreement.

(11)    BENEFIT PLANS

RETIREMENT PLANS AND POSTRETIREMENT BENEFIT PLANS

        Until February 25, 1991, we participated in the U.S. retirement plan of Union Carbide Corporation ("Union Carbide"). Effective February 26, 1991, we formed our own U.S. retirement plan which covers substantially all U.S. employees. Retirement and death benefits related to employee service through February 25, 1991 are covered by the Union Carbide plan. Benefits paid by the Union Carbide plan are based on final average pay through February 25, 1991, plus salary increases (not to exceed 6% per year) until January 26, 1995 when Union Carbide ceased to own at least 50% of the equity of GTI. All our employees who retired prior to February 25, 1991 are covered under the Union Carbide plan. Pension benefits under our plan are based primarily on years of service and compensation levels prior to retirement. Net pension cost for our plan was $6 million in 1999, $7 million in 2000 and $7 million in 2001. Prior to January 1, 2002, our plan was a defined benefit plan. Effective January 1, 2002, a new defined contribution plan was established for U.S. employees. Some employees will have the option to remain in the defined benefit plan for five more years. At the end of five years, the value of the employees' retirement benefit will be frozen, and the employee will then begin participating in the defined contribution plan. Those employees without the option to remain in the defined benefit plan will begin participating in the defined contribution plan and their benefits under the defined benefit plan was frozen at December 31, 2001. Under the new defined contribution plan, we will make quarterly contributions to the individual employee account equal to 2.5% of the employee's pay up to the social security wage base ($84,000 in 2002) plus 5% of their pay above the social security wage base.

        Pension coverage for employees of foreign subsidiaries is provided, to the extent deemed appropriate, through separate plans. Obligations under such plans are systematically provided for by depositing funds with trustees, under insurance policies or by book reserves. Net pension costs for plans of foreign subsidiaries amounted to $2 million in 1999, nil in 2000 and $4 million in 2001 (which includes a $4 million settlement loss for the Canadian pension plan).

        The components of our consolidated net pension costs are as follows:

                                            FOR THE YEAR ENDED DECEMBER 31,
                                            -------------------------------
                                             1999         2000         2001
                                            ------       ------       ------
                                                   (Dollars in millions)

Service cost..........................     $      7      $      7    $      7
Interest cost.........................           14            15          14
Expected return on assets.............          (14)          (15)        (14)
Amortization .........................            1             -           -
Settlement (gain) loss................           (1)            -           4
Curtailment loss......................            1             -           -
                                              -----         -----       -----
    Net pension cost..................     $      8      $      7    $     11
                                              =====         =====       =====

        We also provide health care and life insurance benefits for eligible retired employees. These benefits are provided through various insurance companies and health care providers. We accrue the estimated net postretirement benefit costs during the employees' credited service periods. The components of our consolidated net postretirement benefit costs are as follows:

                                           FOR THE YEAR ENDED DECEMBER 31,
                                           -------------------------------
                                            1999         2000        2001
                                           ------       ------      ------
                                                (Dollars in millions)

Service cost.........................     $      2     $      2    $      2
Interest cost........................            6            6           6
Amortization of prior service cost...           (2)          (1)         (2)
                                             -----        -----       -----
    Net postretirement benefit cost..     $      6     $      7    $      6
                                             =====        =====       =====

        The reconciliation of beginning and ending balances of benefit obligations under, and fair value of assets of, all of our pension and postretirement benefit plans, and the funded status of the plans, are as follows:


                                                      PENSION BENEFITS   POSTRETIREMENT BENEFITS
                                                      AT DECEMBER 31,        AT DECEMBER 31,
                                                    -------------------  -----------------------
                                                      2000       2001       2000        2001
                                                    --------   --------  ----------   ----------
                                                               (Dollars in millions)
Changes in benefit obligation:
  Net benefit obligation at beginning
    of year...................................      $    195   $    205   $     75   $     83
  Service cost................................             7          7          2          2
  Interest cost...............................            15         14          6          6
  Plan amendments.............................             -          -          -        (68)
  Foreign currency exchange rate changes......            (7)        (8)        (1)        (2)
  Actuarial (gain) loss.......................             7          4          7         48
  Curtailment.................................            (1)         -          -          -
  Settlement..................................            (1)       (36)         -          -
  Gross benefits paid.........................           (10)        (9)        (6)        (6)
                                                       -----      -----      -----      -----
      Net benefit obligation at end of year...      $    205   $    177   $     83   $     63
                                                       =====      =====      =====      =====

Changes in plan assets:
  Fair value of plan assets at beginning of
    year......................................      $    191   $    179   $      -   $      -
  Actual return on plan assets................             -         (5)         -          -
  Foreign currency exchange rate changes......            (8)       (10)         -          -
  Employer contributions......................             7          8          5          6
  Participants contributions..................             -          -          1          -
  Settlement..................................            (1)       (36)         -          -
  Gross benefits paid.........................           (10)        (9)        (6)        (6)
                                                       -----      -----      -----      -----
      Fair value of plan assets at end of year      $    179   $    127   $      -   $      -
                                                       =====      =====      =====      =====

Reconciliation of funded status:
  Funded status at end of year...............       $    (27)  $    (50)   $    (83) $    (63)
  Unrecognized net transition obligation
     (asset).................................             (4)        (2)          -         -
  Unrecognized prior service cost............              1          1          (3)      (67)
  Unrecognized net actuarial (gain) loss.....              3         21           3        50
                                                       -----      -----       -----     -----
      Net amount recognized at end of year...       $    (27)  $    (30)   $    (83) $    (80)
                                                       ======     =====       =====     =====

        Assumptions used to determine net pension costs, pension projected benefit obligation, net postretirement benefit costs and postretirement benefits projected benefit obligation are as follows:

                                                     PENSION BENEFITS        POSTRETIREMENT BENEFITS
                                                      AT DECEMBER 31,            AT DECEMBER 31,
                                                     -----------------       -----------------------
                                                     2000         2001         2000           2001
                                                     ----         ----         ----           ----
Weighted average assumptions as of
  measurement date:
  Discount rate..............................        7.44%       7.34%         7.69%         7.79%
  Expected return on plan assets ............        8.59%       8.59%           -             -
  Rate of compensation increase..............        3.93%       4.73%         4.01%         3.39%
  Health care cost trend on covered charges:
        Initial..............................        N/A         N/A           8.04%         6.88%
        Ultimate.............................        N/A         N/A           5.80%         5.34%
        Years to ultimate....................        N/A         N/A             6             6


        Assumed health care cost trend rates have a significant effect on the amounts reported for net postretirement benefits. A one percentage point change in the health care cost trend rate would change the accumulated postretirement benefits net benefit obligation by approximately $5 million at December 31, 2000 and December 31, 2001 and change net postretirement benefit costs by approximately $1 million for both 2000 and 2001.

OTHER NON-QUALIFIED PLANS

        Since January 1, 1995, we have established various unfunded, non-qualified supplemental retirement and deferred compensation programs for certain eligible employees. We established benefits protection trusts (the "Trust") to partially provide for the benefits of employees participating in these plans. At December 31, 2000 and 2001, the Trust had assets of approximately $2 million, which are included in other assets on the Consolidated Balance Sheets. In addition, we issued 426,400 shares of common stock to the Trust in March 2001. These shares, if later sold, could be used for partial funding of our future obligations under certain of our compensation and benefit plans. The shares held in trust are not considered outstanding for purposes of calculating earnings per share until they are committed to be sold or otherwise used for funding purposes.

SAVINGS PLAN

        Our employee savings plan provides eligible employees the opportunity for long term savings and investment. Participating employees can contribute 1.0% to 7.5% of employee compensation as basic contributions and an additional 0.5% to 10.0% of employee compensation as supplemental contributions. For 2000 and 2001, we contributed on behalf of each participating employee an amount equal to 50% of the employee's basic contribution. We contributed $2 million in each of 1999 and 2000 and $1 million in 2001.

INCENTIVE PLANS

        In 1998, we implemented a global profit sharing plan for our worldwide employees. This plan is based on our global financial performance. The cost for this plan was nil 1999, $2 million in 2000 and nil in 2001.

(12)    RESTRUCTURING AND IMPAIRMENT CHARGES

        In the 2001 fourth quarter, we recorded a $7 million restructuring charge and a $27 million impairment loss on long-lived and other assets. The restructuring charge relates primarily to exit costs related to the mothballing of our graphite electrode operations in Caserta, Italy. Twenty four million dollars of the impairment loss on long-lived assets relates to assets located at our facility in Caserta. The remaining $3 million relates to impairment of available-for-sale securities.

        In the 2001 third quarter, we recorded a $2 million restructuring charge and impairment loss on long-lived assets related to our restructuring and realignment of our businesses into AET and GPS, the relocation of our corporate headquarters and the shutdown of our coal calcining operations located in Niagara Falls, New York. As part of the realignment, we have centralized management functions of AET in Cleveland, Ohio, and management functions of GPS in Etoy, Switzerland. We have relocated our corporate headquarters, consisting of approximately 10 employees, from Nashville, Tennessee, to Wilmington, Delaware. The relocation was substantially completed by the end of 2001. The charge includes severance and related benefits associated with a workforce reduction of 24 employees and impairment of leasehold improvement assets.

        In 2001 third quarter, we reversed $2 million of prior restructuring charges based on revised lower estimates of workforce reductions and plant closure costs, and we reclassified $4 million of prior restructuring charges related to on-site waste disposal post monitoring costs to the other long term obligations.

        In the 2001 second quarter, we recorded a $58 million charge for restructuring and impairment loss on long-lived assets related to the shutdown of our graphite electrode manufacturing operations in Clarksville and Columbia, Tennessee and our coal calcining operations in Niagara Falls, New York. The $58 million charge includes restructuring charges of $2 million for severance and related benefits associated with a workforce reduction of 171 employees and $3 million in plant shutdown and related costs. The remaining $53 million relates to the impairment loss on long-lived assets. The shutdown was completed on schedule by the end of the 2001 third quarter.

        In the 2000 fourth quarter, we recorded a charge of $4 million in connection with a corporate restructuring, mainly for severance and related benefits associated with a workforce reduction of 85 employees. The functional areas affected included finance, accounting, sales, marketing and administration. In 2001, we paid about $1 million of these expenses. In the 2001 third quarter, we revised the workforce reduction estimate to 45 employees and reversed a portion of the $4 million charge. The reversal is part of the $2 million reversal described above.

        In the 2000 third quarter, we recorded an impairment loss on long-lived assets of $3 million in connection with the re-sourcing of our U.S. cathode production to our facilities in Brazil and France and the reduction of graphite electrode production capacity to accommodate such increased cathode production in Brazil and France. This non-cash charge related to the write off of certain long-lived assets located at one of our facilities in the U.S. The charge affected GPS.

        In the 2000 first quarter, we recorded a restructuring charge of $6 million in connection with a restructuring of our advanced graphite materials business. Key elements of the restructuring included elimination of certain product lines and rationalization of operations to reduce costs and improve profitability of remaining product lines. This rationalization included discontinuing certain manufacturing processes at one of our facilities in the U.S. that will be performed at our other facilities in the future. Based on subsequent developments in the 2000 third quarter, we decided not to demolish certain buildings. Therefore, in the 2000 third quarter, we reversed the $4 million of the charge related to demolition and related environmental costs. The $2 million balance of the charge included estimated severance costs for 65 employees. The restructuring was completed in 2000.

        During late 1999, our advanced graphite materials business experienced significant adverse changes in performance due to a decline in demand and prices for graphite specialties. In addition, performance adversely changed due to delays in bringing new or improved products to markets. This change indicated the need for assessing the recoverability of the long-lived assets of this business. These assets are located primarily at our plant in Clarksburg, West Virginia. We estimated the future undiscounted cash flows expected to result from the use of these assets and concluded they were below the respective carrying amounts. Accordingly, we recorded an impairment loss of $35 million for the unrecoverable portion of these assets, effectively writing down the carrying value of the fixed assets to their estimated fair value of $6 million. Additionally, an inventory write-down of $8 million was recorded to reduce their carrying amount to the lower of cost or market.

        In September 1998, we recorded a restructuring charge of $86 million in connection with a global restructuring and rationalization plan. The principal actions of the plan involved the closure of manufacturing operations at our facilities in Canada and Germany and the centralization and consolidation of administrative and financial functions. These actions eliminated 371 administrative and manufacturing positions. The $86 million charge consisted of a write-off of $29 million of assets and a reserve of $57 million for severance and related costs, plant shut down and related costs and post monitoring and environmental costs.

        During 1999, it was determined that plant closure activities were estimated to result in lower cash costs than originally anticipated. These savings represent lower net anticipated demolition costs resulting primarily from the outsourcing of a majority of the planned demolition at our Canadian plant and, to a lesser extent, lower severance related costs. These developments resulted in a net reduction of the restructuring cost estimate of $6 million in the 1999 third quarter.

        Our German plant ceased production activities in 1998. Our Canadian plant ceased production activities in April 1999. In addition, the relocation of our corporate headquarters to Nashville, Tennessee was completed during 1999.

        The fair value of the long-lived assets was calculated on the basis of discounted estimated future cash flows. Estimates of the discounted future cash flows are subject to significant uncertainties and assumptions. Accordingly, actual values could vary significantly from such estimates.

        The following table summarizes activity relating to the accrued expense in connection with the restructuring charges.


                                                                                 POST
                                          SEVERANCE          PLANT            MONITORING
                                         AND RELATED      SHUTDOWN AND       AND RELATED
                                            COSTS        RELATED COSTS          COSTS          TOTAL
                                        --------------   ---------------    ---------------   --------
                                                            (Dollars in millions)
Restructuring charges in 1998.....         $   30           $   18              $    9         $  57
Payments in 1999..................            (16)              (3)                 (4)          (23)
Change in estimate and impact of
   currency rate charges in 1999..             (1)              (5)                  -            (6)
                                            -----           ------              ------          ----
Balance at December 31, 1999......             13               10                   5            28

Restructuring charges in 2000.....              6                3                   1            10
Payments in 2000..................             (5)              (1)                 (1)           (7)
Change in estimate and impact of
   currency rate changes in 2000..             (1)              (3)                 (1)           (5)
                                            -----            -----               -----          ----
Balance at December 31, 2000......             13                9                   4            26

Restructuring charges in 2001.....              4                8                   -            12
Payments in 2001..................            (13)              (5)                  -           (18)
Non-cash write-offs in 2001.......              -               (4)                  -            (4)
Reclassification of on-site disposal
   and monitoring costs...........              -                -                  (4)           (4)
                                            -----            -----               -----          ----
Balance at December 31, 2001......         $    4           $    8              $    -         $  12
                                            =====            =====               =====          ====

        The restructuring accrual is included in other accrued liabilities on the Consolidated Balance Sheets.

(13)    MANAGEMENT COMPENSATION AND INCENTIVE PLANS

STOCK OPTIONS

        We have adopted several stock option plans. The aggregate number of shares reserved under the plans since their initial adoption was 11,000,000 at December 31, 2000 and 14,500,000 at December 31, 2001. The plans permit options to be granted to employees and, in the case of one plan since March 1998, also to non-employee directors.

        In 1995, we granted 12-year options to management to purchase 4,761,000 shares at an exercise price of $7.60 per share, of which options for 3,967,400 shares vested at the time of our initial public offering, and the balance were performance options, one half of which were to vest in each of 1998 and 1999 on achievement of designated EBITDA targets. In December 1997, GTI's Board of Directors accelerated the vesting of the 1998 performance options. We did not achieve the 1999 performance targets and, accordingly, the 1999 performance options were cancelled.

        In 1996, we granted 10-year options to mid-management to purchase 960,000 shares at an exercise price of $35.00 per share, and granted additional 10-year options to mid-management to purchase 4,000 shares at an exercise price of $40.44 per share. In 1997, we granted 10-year options to mid-management to purchase 61,500 shares at an exercise price of $39.31 per share. The options vest eight years from the grant date. Accelerated vesting occurs if the market price of the common stock equals or exceeds specified amounts. At December 31, 2001, 456,350 of such options were vested.

        In 1997, we granted vested 10-year options to management to purchase 155,000 shares at an exercise price of $37.59 per share. At December 31, 2001, all such options were vested.

        In 1998, we granted 10-year options to purchase shares as follows:

        o Options for 641,000 shares were granted to certain officers and directors at exercise prices ranging from $29.22 to $34.36 per share. Options for 320,000 shares vest one year from the grant date, options for 221,000 shares vest two years from the grant date and options for 100,000 shares vest three years from the grant date. At December 31, 2001, all of such options were vested.

        o Options for 1,935,000 shares were granted to certain officers and management at exercise prices ranging from $15.50 to $17.06 per share. Options for 17,000 shares vested on the grant date, options for 628,000 shares vest after one year from the grant date, and all remaining options vest seven years from the grant date, subject to accelerated vesting if the market price for the common stock equals or exceeds specified amounts. At December 31, 2001, 1,847,996 of such options were vested.

        In 1999, we granted options to purchase shares as follows:

        o Options for 409,000 shares were issued to certain officers, management and directors at exercise prices ranging from $14.13 to $25.81 per share. Options for 45,359 shares vested on the grant date, options for 274,101 shares vest one year from the grant date, and all remaining options vest seven years from the grant date, subject to accelerated vesting if the market price for the common stock equals or exceeds specified amounts. At December 31, 2001, 322,592 of such options were vested.

        In 2000, we granted options to purchase shares as follows:

        o Options for 2,615,511 shares were issued to certain officers, management and directors at exercise prices ranging from $8.56 to $19.06 per share. Options for 2,070,100 shares vest two years from the grant date, options for 200,000 shares vest five years from the grant date, 175,901 shares vest one year from the grant date, options for 12,200 vested at the grant date, options for 35,040 shares vested ratably over the course of the year and all remaining options vest seven years from the grant date, subject to accelerated vesting if the market price for the common stock equals or exceeds specified amounts. At December 31, 2001, 182,855 of such options were vested.

        In 2001, we granted options to purchase shares as follows:

        o Options for 1,755,170 shares were issued to certain officers, management and directors at exercise prices ranging from $8.56 to $11.95 per share. Options for 1,644,300 shares vest two years from the grant date and options for 110,870 shares vested at the grant date. At December 31, 2001, 110,870 of these options were vested.

        We apply APB 25 in accounting for our stock-based compensation expense plans. Accordingly, no compensation expense has been recognized for our time vesting options issued at not less than market value. If compensation expense for our stock-based compensation plans was determined by the fair value method prescribed by SFAS No. 123, "Accounting for Stock Based Compensation," our net income (loss) and net income (loss) per share would have been reduced or increased to the pro forma amounts indicated below:

                                                                     FOR THE YEAR ENDED
                                                                        DECEMBER 31,
                                                            -------------------------------------
                                                              1999          2000           2001
                                                            --------      --------       --------
                                                                    (Dollars in millions,
                                                                   except per share data)
Net income (loss):
    As reported.......................................       $   42         $   10        $  (87)
    Pro forma.........................................           40              9           (94)

Diluted net income (loss) per share:
    As reported.......................................       $ 0.91         $ 0.22        $ (1.75)
    Pro forma.........................................         0.87           0.20          (1.88)


        A summary of the status of our stock-based compensation plans at the dates and for the period indicated is presented below:


                                                  FOR THE YEAR ENDED DECEMBER 31,
                                  ----------------------------------------------------------------
                                         1999                  2000                  2001
                                  -------------------  ---------------------  --------------------
                                            WEIGHTED-            WEIGHTED-             WEIGHTED-
                                             AVERAGE              AVERAGE               AVERAGE
                                             EXERCISE             EXERCISE              EXERCISE
                                  SHARES      PRICE     SHARES     PRICE      SHARES     PRICE
                                  ------    ---------   ------   ----------   ------   ----------
                                                         (Shares in thousands)

Time vesting options:
  Outstanding at beginning of
    year......................... 5,826       $18.48    5,277      $20.15     7,842      $16.55
  Granted at market price........   410        19.91    2,615        9.53     1,755        8.99
  Granted at price exceeding
    market.......................     -            -        -           -         -           -
  Granted at price below market..     -            -        -           -         -           -
  Exercised......................   (16)       13.85      (16)      13.81      (188)       7.60
  Forfeited/canceled.............  (943)       10.19      (34)      32.37      (215)      17.12
                                  ------                ------                ------
    Outstanding at end of year... 5,277       $20.15     7,842     $16.55     9,194      $15.28
                                  ======                ======                ======

  Options exercisable at year
    end.......................... 4,176       $15.32     4,710     $18.65     5,309      $18.11
  Weighted-average fair value
    of options granted during
    year:
    At market....................              11.64                 5.97                  5.58
    Exceeding market.............                  -                    -                     -
    Below market.................                  -                    -                     -

Performance vesting options:
  Outstanding at beginning of
    year.........................  938        $ 7.60       546     $ 7.60       401      $ 7.60
  Granted........................    -             -         -          -         -           -
  Exercised......................   (3)         7.60       (22)      7.60       (23)       7.60
  Forfeited/canceled............. (389)         7.60      (123)      7.60         -           -
                                  ------                ------                ------
    Outstanding at end of year...  546          7.60       401       7.60       378        7.60
                                  ======                ======                ======
  Options exercisable at year
    end..........................  428        $ 7.60       401     $ 7.60       378      $ 7.60


        The fair value of each stock option is estimated on the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 1999, 2000 and 2001, respectively: dividend yield of 0.0% for all years; expected volatility of 45% in 1999, 50% in 2000 and 52% in 2001; risk-free interest rates of 5.4% in 1999, 5.5% in 2000 and 4.8% in 2001; and expected lives of 8 years for all years.

        The following table summarizes information about stock options outstanding at December 31, 2001:


                                          OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                              -------------------------------------------  --------------------------
                                          WEIGHTED-AVERAGE      WEIGHTED-                  WEIGHTED-
                                            REMAINING           AVERAGE                     AVERAGE
          RANGE OF               NUMBER    CONTRACTUAL          EXERCISE      NUMBER        EXERCISE
      EXERCISE PRICES         OUTSTANDING      LIFE              PRICES     EXERCISABLE      PRICES
---------------------------   ----------- ----------------     ----------   -----------   -----------
                                                      (Shares in thousands)
   Time vesting options:
         $7.60-8.90              4,892         5 years          $  8.43       1,748         $   7.72
      $11.60 to $19.06           2,636         7 years            16.28       2,216            16.96
      $22.81 to $29.22             145         7 years            25.67         104            25.91
      $30.59 to $40.44           1,521         5 years            34.38       1,241            34.15
                                 -----                                        -----
                                 9,194                           $15.28       5,309         $  18.11
                                 =====                                        =====

Performance vesting options:
           $7.60                   378         5 years           $ 7.60         378         $   7.60
                                   ===                                          ===

OTHER

        In 1998, we entered into a five-year employment agreement with our current president, chief executive officer and chairman of the board.

        Under our executive employee loan program, certain members of management borrowed less than $1 million in each of 1999 and 2000 and none in 2001. At December 31, 2001, $4 million was outstanding under this program. Also, under our executive employee stock purchase programs, certain members of management may purchase common stock at the fair market value on the date of purchase. Management purchased 26,804 shares in 1999, 18,556 shares in 2000 and none in 2001.

(14)    CONTINGENCIES

ANTITRUST INVESTIGATIONS

        In April 1998, pursuant to a plea agreement between the Antitrust Division of the U.S. Department of Justice (the "DOJ") and GTI, GTI pled guilty to a one count charge of violating U.S. federal antitrust law in connection with the sale of graphite electrodes and was sentenced to pay a non-interest-bearing fine in the aggregate amount of $110 million, payable in six annual installments of $20 million, $15 million, $15 million, $18 million, $21 million and $21 million, commencing July 23, 1998 (the "DOJ fine"). The plea agreement was approved by the U.S. District Court for the Eastern District of Pennsylvania (the "District Court") and, as a result, under the plea agreement, GTI will not be subject to prosecution by the DOJ with respect to any other violations of U.S. federal antitrust law occurring prior to April 1998. Payments due in 1998, 1999 and 2000 were timely made. At our request in January 2001, the due date of each of the remaining three payments was deferred by one year and that, at our request in

January 2002, the payment schedule for the remaining $60 million due was changed as described in Note 18.

        In March 1999, pursuant to a plea agreement between our Canadian subsidiary and the Canadian Competition Bureau, our Canadian subsidiary pled guilty to a one count charge of violating Canadian antitrust law in connection with the sale of graphite electrodes and was sentenced to pay a fine of Cdn. $11 million. The relevant Canadian court approved the plea agreement and, as a result, under the plea agreement we will not be subject to prosecution by the Canadian Competition Bureau with respect to any other violations of Canadian antitrust law occurring prior to the date of the plea agreement. The fine was timely paid.

        In October 1999, we became aware that the Korean antitrust authority had commenced an investigation as to whether there had been any violation of Korean antitrust law by producers and distributors of graphite electrodes. We have no facilities or employees in Korea. We have received requests for information from the Korean antitrust authority. We are cooperating with the Korean antitrust authority in its ongoing investigation. In connection therewith, we have produced and are producing documents and/or witnesses. In February 2002, we became aware that the Korean antitrust authority had issued its Examiner's Report alleging that we and other producers of graphite electrodes violated Korean antitrust law in connection with the sale of graphite electrodes. We believe that the maximum fine, if any, for such a violation is 5% of a company's sales of the relevant products in Korea during the period of the violation (or about $5 million in our case) and that any such fine would be subject to reduction for cooperation.

        In January 2000, the Directorate General-Competition of the Commission of the European Communities, the antitrust enforcement authority of the European Union (the "EU Competition Authority"), issued a statement of objections initiating proceedings against us and other producers of graphite electrodes. The statement alleges that we and other producers violated antitrust laws of the European Community and the European Economic Area in connection with the sale of graphite electrodes. On July 18, 2001, the EU Competition Authority issued its decision regarding the allegations. Under the decision, the EU Competition Authority assessed a fine of [EURO]50.4 million (about $45 million based on currency exchange rates in effect at December 31, 2001) against us. Seven other graphite electrode producers were also fined under the decision, with fines ranging up to [EURO]80.2 million. From the initiation of its investigation, we have cooperated with the EU Competition Authority. As a result of our cooperation, our fine reflects a substantial reduction from the amount that otherwise would have been assessed. It is the policy of the EU Competition Authority to negotiate appropriate terms of payment of antitrust fines including estimated payment terms. We are discussing payment terms with the EU Competition Authority. After an in-depth analysis of the decision, however, in October 2001, we filed an appeal to the Court of First Instance of the European Communities in Luxembourg challenging the amount of the fine. Appeals of this type may take two years or longer to be decided and the fine or collateral security therefor would typically be required to be paid or provided at about the time the appeal was filed. We are currently in discussions with the EU Competition Authority regarding the appropriate form of security for payment of the fine during the pendency of the appeal. If the results of these discussions are not acceptable to us, we may file an interim appeal with the Court to waive the requirement for security or to allow us to provide alternative security for payment. We cannot predict how or when the Court would rule on such interim appeal.

        In the 2001 second quarter, we learned that the Brazilian antitrust authority requested written information from various steelmakers in Brazil. We have not received a request for information from the Brazilian antitrust authority.

        Except as described above, the antitrust investigations against GTI in the U.S., Canada, the European Union and Japan have been resolved and all fines due have been timely paid. We are continuing to cooperate with some of the antitrust authorities in their continuing investigations of other producers and distributors of graphite electrodes. In October 1997, we were served with subpoenas by the DOJ to produce documents relating to, among other things, its carbon electrode and bulk graphite businesses. It is possible that antitrust investigations seeking, among other things, to impose fines and penalties could be initiated by antitrust authorities in Brazil or other jurisdictions.

        The guilty pleas and decisions described above make it more difficult for us to defend against other investigations as well as civil lawsuits and claims. We have been vigorously protecting, and intend to continue to vigorously protect, our interests in connection with the investigations described above. We may, however, at any time settle any possible unresolved charges.

ANTITRUST LAWSUITS

        Through December 31, 2001, except as described in the following paragraphs, we have settled or obtained dismissal of all of the civil antitrust lawsuits (including class action lawsuits) previously pending against us, certain threatened civil antitrust lawsuits threatened against us and certain possible antitrust claims against us by certain customers who negotiated directly with us. The settlements cover, among other things, virtually all of the actual and potential claims against us by customers in the U.S. and Canada arising out of alleged antitrust violations occurring prior to the date of the relevant settlement in connection with the sale of graphite electrodes. One of the settlements also covers the actual and potential claims against us by certain foreign customers arising out of alleged antitrust violations occurring prior to the date of that settlement in connection with the sale of graphite electrodes sourced from the U.S. Although each settlement is unique, in the aggregate they consist primarily of current and deferred cash payments with some product credits and discounts. All fines and settlement payments due thereunder have been timely made.

        In 1999 and 2000, we and other producers of graphite electrodes were served with three complaints commencing three separate civil antitrust lawsuits in the District Court (the "foreign customer lawsuits"). The first complaint, entitled FERROMIN INTERNATIONAL TRADE CORPORATION, ET AL. V. UCAR INTERNATIONAL INC., ET AL. was filed by 27 steelmakers and related parties, all but one of whom are located outside the U.S. The second complaint, entitled BHP NEW ZEALAND LTD. ET AL. V. UCAR INTERNATIONAL INC., ET AL. was filed by 4 steelmakers, all of whom are located outside the U.S. The third complaint, entitled SAUDI IRON AND STEEL COMPANY V. UCAR INTERNATIONAL INC., ET AL., was filed by a steelmaker who is located outside the U.S. In each complaint, the plaintiffs allege that the defendants violated U.S. federal antitrust law in connection with the sale of graphite electrodes sold or sourced from the U.S. and those sold and sourced outside the U.S. The plaintiffs seek, among other things, an award of treble damages resulting from such alleged antitrust violations. We believe that we have strong defenses against claims alleging that purchases of graphite electrodes outside the U.S. are actionable under U.S. federal antitrust law. We filed motions to dismiss the first and second complaints. In June 2001, our motions to dismiss the first and second complaints were granted with respect to substantially all of the plaintiffs' claims. Appeals have been filed by the plaintiffs and the defendants with the Third Circuit Court of Appeals with regard to these dismissals. The third complaint was dismissed without prejudice to refile pending the resolution of such appeals.

        In 1999 and 2000, we were served with three complaints commencing three civil antitrust lawsuits (the "carbon electrode lawsuits"). The first complaint, filed in the District Court, is entitled GLOBE METALLURGICAL, INC. V. UCAR INTERNATIONAL INC., ET AL. The second complaint, filed in the U.S. Bankruptcy Court for the Northern District of Ohio, is entitled IN RE SIMETCO, INC. The third complaint, filed in the U.S. District Court for the Southern District of West Virginia, is entitled ELKEM METALS

COMPANY INC and ELKEM METALS COMPANY ALLOY LLP V. UCAR CARBON COMPANY INC., ET AL. SGL Carbon AG is also named as a defendant in the first complaint and SGL Carbon Corporation is also named as a defendant in the first and third complaints. In the complaints, the plaintiffs allege that the defendants violated U.S. federal antitrust law in connection with the sale of carbon electrodes and seek, among other things, an award of treble damages resulting from such alleged violations. We filed motions to dismiss the second and third complaints. In May 2001, our motion to dismiss the second complaint was denied. In October 2001, we settled the lawsuit commenced by the third complaint. The guilty pleas and decisions described above do not relate to carbon electrodes.

        The foreign customer lawsuits and two of the three carbon electrode lawsuits are still in their early stages. We have been vigorously defending, and intend to continue to vigorously defend, against these remaining lawsuits as well as all threatened lawsuits and possible unasserted claims. We may at any time, however, settle these lawsuits as well as any threatened lawsuits and possible claims. It is possible that additional civil antitrust lawsuits seeking, among other things, to recover damages could be commenced against us in the U.S. and in other jurisdictions.

1997 AND 2001 SECOND QUARTER ANTITRUST EARNINGS CHARGES

        We recorded a pre-tax charge of $340 million against results of operations for 1997 and, as a result of the assessment of a fine by the EU Competition Authority, we recorded a pre-tax charge of an additional $10 million against results of operations for the 2001 second quarter, as a reserve for potential liabilities and expenses in connection with antitrust investigations and related lawsuits and claims. The aggregate reserve of $350 million is calculated on a basis net of, among other things, imputed interest on installment payments of the DOJ fine. Actual aggregate liabilities and expenses (including settled investigations, lawsuits and claims as well as continuing investigations, pending appeals and unsettled pending, threatened and possible lawsuits and claims mentioned above) could be materially higher than $350 million and the timing of payment thereof could be sooner than anticipated. In the aggregate (including the assessment of the fine by the EU Competition Authority, the assessment of the fine by the Korean antitrust authority and the additional $10 million charge), the fines and net settlements and expenses are within the amounts we used to evaluate the aggregate charge of $350 million. To the extent that aggregate liabilities and expenses, net, are known or reasonably estimable, at December 31, 2001, $350 million represents our estimate of these liabilities and expenses. Our insurance has not and will not materially cover liabilities that have or may become due in connection with antitrust investigations or related lawsuits and claims.

        Through December 31, 2001, we have paid an aggregate of $249 million of fines and net settlement and expense payments and $11 million of imputed interest. At December 31, 2001, $101 million remained in the reserve. The balance of the reserve is available for the DOJ fine, the fines assessed by the EU Competition Authority and the Korean antitrust authority and other matters. The aggregate amount of remaining committed payments payable to the DOJ for imputed interest at December 31, 2001 (without giving effect to the more favorable restructured payment schedule for the fine payable to the DOJ established in January 2002) was about $9 million.

OTHER PROCEEDINGS AGAINST US

        We are involved in various other investigations, lawsuits, claims and other legal proceedings incidental to the conduct of our business. While it is not possible to determine the ultimate disposition of each of them, we do not believe that their ultimate disposition will have a material adverse effect on us.

LAWSUIT INITIATED BY US AGAINST OUR FORMER PARENTS

        In February 2000, at the direction of a special committee of independent directors of GTI's Board of Directors, we commenced a lawsuit in the U.S. District Court for the Southern District of New York against our former parents, Mitsubishi Corporation and Union Carbide Corporation. The other defendants named in the lawsuit include two of the respective representatives of Mitsubishi and Union Carbide who served on GTI's Board of Directors at the time of our 1995 leveraged equity recapitalization, Hiroshi Kawamura and Robert D. Kennedy. Mr. Kennedy, who was a director of GTI at the time the lawsuit was commenced, resigned as such on March 14, 2000.

        In the lawsuit, we allege, among other things, that, in January 1995, Mitsubishi and Union Carbide had knowledge of facts indicating that GTI had engaged in illegal graphite electrode price fixing activities and that any determination of GTI's statutory capital surplus would be overstated as a result of those activities. We also allege that certain of their representatives knew or should have known about those activities. In January 2000, Mitsubishi was indicted by the DOJ on a one count charge of aiding and abetting violations of U.S. federal antitrust law in connection with the sale of graphite electrodes. Mitsubishi entered a plea of not guilty. In February 2001, a jury found Mitsubishi guilty of the charge. Mitsubishi has entered into a sentencing agreement with the DOJ, which has been approved by the District Court, pursuant to which Mitsubishi has agreed to pay a fine of $134 million and not appeal its conviction. Mitsubishi has also been named as a defendant in several civil antitrust lawsuits commenced by electric arc furnace steel producers with respect to its alleged participation in those activities. In addition, we allege that, in January 1995, GTI did not have the statutory capital surplus required to lawfully authorize the payments that GTI made to its former parents. We also allege that Mitsubishi and Union Carbide were unjustly enriched by receipts from their investments in GTI and that they knowingly induced or actively and substantially assisted former senior management of GTI to engage in illegal graphite electrode price fixing activities in breach of their fiduciary duties to GTI.

        Based on the allegations summarized above, we are seeking to recover from Mitsubishi and Union Carbide more than $1.5 billion in damages, including interest. Some of our claims provide for joint and several liability; however, damages from our various claims would not generally be additive to each other.

        The defendants have filed motions to dismiss this lawsuit and a motion to disqualify certain of our counsel from representing us in this lawsuit. We are vigorously opposing those motions. Oral hearings were held on those motions in the 2001 first and second quarters. No decision on those motions has been rendered.

        Successful prosecution of this litigation is subject to risks, including: the failure to successfully defend against motions to dismiss and other procedural motions prior to trial; the failure to successfully establish our theories of liability and damages or otherwise prove our claims at trial; the successful assertion by the defendants of substantive defenses, including statute of limitation defenses, to liability at trial or on appeal; and the successful assertion by the defendants of counterclaims or cross claims, including claims for indemnification, at trial or on appeal. We cannot predict the ultimate outcome of this litigation, including the possibility, timing or amount of any recovery of damages by us or any liability we may have in connection with any counterclaims or cross claims. In addition, we cannot assure you as to the possibility, timing or amount of any settlement or the legal expenses to be incurred by us or as to the effect of this lawsuit on management's focus and time available for our ongoing operations.

        Litigation such as this lawsuit is complex. Complex litigation can be lengthy and expensive. These expenses will be accounted as operating expenses and will be expensed as incurred. Through

December 31, 2001, we had incurred $4 million of these expenses. This lawsuit is in its earliest stages. We may at any time settle this lawsuit.

(15)    EARNINGS PER SHARE

        Basic and diluted earnings per share are calculated based upon the provisions of SFAS No. 128, adopted in 1997, using the following share data:


                                                         1999            2000           2001
                                                       ----------     ----------      ----------

Weighted-average common shares outstanding for
    basic calculation..........................        45,114,278     45,224,204      49,719,938
Add:  Effect of stock options..................         1,388,874        589,208               -
                                                       ----------     ----------       ---------
Weighted-average common shares outstanding,
    adjusted for diluted calculation...........        46,503,152     45,813,412      49,719,938
                                                       ==========     ==========      ==========


        As a result of the net loss from operations reported in 2001, all 690,992 potential common shares underlying dilutive securities have been excluded from the calculation of diluted earnings (loss) per share because their effect would reduce the loss per share. The calculation of weighted average common shares outstanding for the diluted calculation excludes options for 1,898,657 shares in 1999 and 3,669,498 shares in 2000 and 5,243,593 shares in
2001 because they were not dilutive due to the fact that the exercise prices were greater than the weighted average market price of the common stock.

(16)    STOCKHOLDER RIGHTS PLAN

        Effective August 7, 1998, we adopted a Stockholder Rights Plan (the "Rights Plan"). Under the Rights Plan, one preferred stock purchase right (a "Right") was distributed as a dividend on each outstanding share of common stock. Each share of common stock issued after the distribution is accompanied by a Right.

        When a Right becomes exercisable, it entitles the holder to buy one one-thousandth of a share of a new series of preferred stock for $110. The Rights are subject to adjustment upon the occurrence of certain dilutive events. The Rights will become exercisable only when a person or group becomes the beneficial owner of 15% or more of the outstanding shares of common stock or 10 days after a person or group announces a tender offer to acquire beneficial ownership of 15% or more of the outstanding shares of common stock. No certificates representing the Rights will be issued unless the Rights become exercisable.

        Under certain circumstances, holders of Rights, except a person or group described above and certain related parties, will be entitled to purchase shares of common stock at 50% of the price at which the common stock traded prior to the acquisition or announcement. In addition, if GTI is acquired after the Rights become exercisable, the Rights will entitle those holders to buy the acquiring company's shares at a similar discount.

        We are entitled to redeem the Rights for one cent per Right under certain circumstances. If not redeemed, the Rights will expire on August 7, 2008.

        The preferred stock issuable upon exercise of Rights consists of Series A Junior Participating Preferred Stock, par value $.01 per share, of GTI. In general, each share of that preferred stock will be entitled to a minimum preferential quarterly dividend declared on the common stock, will be entitled to a liquidation preference of $110,000 and will have 1,000 votes, voting together with the common stock.

(17)    OTHER TRANSACTIONS

        In June 2001, our subsidiary, Graftech, entered into a new exclusive development and collaboration agreement and a new exclusive long term supply agreement with Ballard Power Systems Inc. The scope of the new agreements significantly expands upon Graftech's and Ballard's initial collaboration announced in 1999. The development agreement, which has been extended from 2002 in the initial collaboration to 2011, includes natural graphite-based materials and components for use in proton exchange membrane fuel cells and fuel cell systems for transportation, stationary and portable applications. The joint development program will concentrate on the development of cost-effective graphitic materials and components, including flow field plates and gas diffusion layers. As a part of this arrangement, Graftech will also develop and manufacture prototype materials and components and provide early stage testing of these prototypes in an on-site fuel cell testing center. In addition, Ballard invested $5.0 million in shares of Ballard common stock for a 2.5% equity ownership interest in Graftech. As an investor in Graftech, Ballard has rights of first refusal with respect to certain equity ownership transactions, tag along and drag along rights and preemptive and other rights to acquire additional equity ownership under certain limited circumstances.

        During the 2001 first quarter, we contributed our Brazilian cathode manufacturing operations with a net book value of $3 million to Carbone Savoie. Pechiney, the 30% minority owner of Carbone Savoie, contributed approximately $9 million to Carbone Savoie as part of this transaction. The cash contribution is being used to upgrade manufacturing operations in Brazil and France, which is expected to be completed in early 2002. Ownership in Carbone Savoie remains 70% by us and 30% by Pechiney. Under our now broadened alliance, Carbone Savoie holds our entire cathode manufacturing capacity, which is about 40,000 metric tons of cathodes annually.

        During the 2001 first quarter, we signed a ten year service contract with CGI pursuant to which CGI became the delivery arm for our global information technology services requirements, including the design and implementation of our global information and advanced manufacturing and demand planning processes, using J.D. Edwards software. Pursuant to the outsourcing provisions of the contract, CGI manages our data center services, networks, desktops, telecommunications and legacy systems operations. Twenty-four of our U.S. based employees were integrated into CGI's U.S. operations as part of the initial phase of services under this contract. The contract became effective April 16, 2001.

        In December 2000, we entered into a license and technical services agreement with Conoco Inc. to license our proprietary technology for use at the carbon fiber manufacturing facility that Conoco is building in Ponca City, Oklahoma.

        Under a separate manufacturing tolling agreement entered into in February 2001, we are providing manufacturing services to Conoco at our facility in Clarksburg, West Virginia for carbon fibers. Under the three-year manufacturing tolling agreement, we are using raw materials provided by Conoco to manufacture carbon fibers. In addition in 2001, we entered into a seven-year supply agreement with Conoco relating to petroleum coke. This agreement contains customary terms and conditions.

        In March 2001, we issued 426,400 shares of common stock to the UCAR Carbon Benefits Protection Trust. These shares, if later sold, could be used for partial funding of our future obligations under certain of our compensation and benefits plans. The shares held in trust are not considered outstanding for purposes of calculating earnings per share until they are committed to be sold or otherwise used for funding purposes.

(18)    SUBSEQUENT EVENTS

        On February 15, 2002, UCAR Finance issued $400 million of 10.25% Senior Notes due in 2012. The Senior Notes are unsecured senior obligations of UCAR Finance, and are senior in right of payment to any future subordinated obligation of UCAR Finance. Interest is payable semi-annually. After February 15, 2007, UCAR Finance is entitled at its option to redeem all or a portion of the notes. Redemption prices range from 105.125% commencing on February 15, 2007 to 100% commencing on February 15, 2010. The notes are guaranteed by GTI, UCAR Global and UCAR Carbon and other U.S. subsidiaries holding a substantial majority of our U.S. assets. In addition, the Senior Notes are secured by a pledge of certain unsecured intercompany term notes issued by some of our foreign subsidiaries and guarantees of those intercompany term notes issued by some of our foreign subsidiaries. The guarantee by UCAR Carbon is secured by a junior pledge of shares of our subsidiary, Graftech.

        We paid approximately $13 million for debt issuance costs related to the Senior Notes. The debt issuance cost is being amortized over the term of the Senior Notes. The $387 million net proceeds from the Senior Notes was used to repay a portion of the term loans outstanding under the Senior Facilities. As the amount of term loans due in 2002 has been refinanced through the issuance of the Senior Notes, the $35 million current portion of long term debt has been reclassified to long term debt in the Consolidated Balance Sheet as of December 31, 2001.

        In January 2002, we announced a new major cost savings plan designed to generate cost savings to strengthen our balance sheet. The key elements of the 2002 plan include:

        o the rationalization of graphite electrode manufacturing capacity at our higher cost facilities and the incremental expansion of capacity at our lower cost facilities;

        o the redesign and implementation of changes in our U.S. benefit plans for active and retired employees;

        o the implementation of work process changes, including consolidating and streamlining order fulfillment, purchasing, finance and accounting, and human resource processes, along with the identification and implementation of outsourcing opportunities;

        o the implementation of additional plant and corporate overhead cost reductions; and

        o the corporate realignment of our subsidiaries, consistent with the operational realignment of our divisions, to generate significant tax savings.

        We intend to sell real estate, non-strategic businesses and certain other non-strategic assets over the next two years. The non-strategic businesses being considered contributed net sales of about $25 million in 2001.

        We have finalized discussions with the U.S. Department of Justice to restructure the payment schedule for the remaining $60 million due on our 1998 antitrust fine. Currently, we are scheduled to make payments of $18 million in the 2002 second quarter and $21 million in both the 2003 and 2004 second quarters. The revised payment schedule requires a $2.5 million payment in 2002, a $5.0 million payment in 2003 and, beginning with the 2004 second quarter, quarterly payments ranging from $3.25 million to $5.375 million through the 2007 first quarter. Interest will begin to accrue on the unpaid balance, commencing with the 2004 second quarter, at the statutory rate of interest then in effect. The current statutory rate of interest is 2.13% per annum. Accrued interest will be payable together with each quarterly payment. The revised payment schedule has been approved by the District Court.

(19) FINANCIAL INFORMATION ABOUT THE PARENT, THE ISSUER, THE GUARANTORS AND THE SUBSIDIARIES WHOSE SECURITIES SECURE THE SENIOR NOTES AND RELATED GUARANTEES

        On February 15, 2002, UCAR Finance (the "Issuer") issued $400 million aggregate principal amount of Senior Notes. The Senior Notes have been guaranteed on a senior basis by GTI (the "Parent") and UCAR Global, UCAR Carbon and other subsidiaries holding a substantial majority of our U.S. assets, which subsidiaries are UCAR International Trading Inc., UCAR Carbon Technology LLC, UCAR Composites Inc. and UCAR Holdings III Inc. The guarantors (other than the Parent) are collectively called the "U.S. Guarantors." The guarantees of the U.S. Guarantors are unsecured, except that the guarantee of UCAR Carbon has been secured by a pledge of all of our shares of Graftech, but in no event will the value of the pledged portion of such shares exceed 19.99% of the principal amount of the then outstanding Senior Notes. All of the guarantees are full, unconditional and joint and several and the Issuer and each of the U.S. Guarantors are 100% owned by the Parent. Graftech and our other subsidiaries which are not guarantors are called the "Non-Guarantors." The following table sets forth condensed consolidating balance sheets and statements of operations and cash flows at December 31, 2000 and 2001 and for each of the years in the three years ended December 31, 2001 of the Parent, the Issuer, the U.S. Guarantors and the Non-Guarantors. Provisions in the Senior Facilities restrict the payment of dividends by the Subsidiaries to the Parent. At December 31, 2001, retained earnings of our Subsidiaries subject to such restrictions were approximately $524 million. Investments in subsidiary companies are recorded on an equity basis.

                  GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES
                   (FORMERLY KNOWN AS UCAR INTERNATIONAL INC.)
                           CONSOLIDATING BALANCE SHEET
                              (DOLLARS IN MILLIONS)

                                                                     AT DECEMBER 31, 2001
                                                                     --------------------
                                                                       U.S.      NON-
                                                PARENT      ISSUER  GUARANTORS GUARANTORS ELIMINATIONS CONSOLIDATED
                                              ---------    -------- ---------- ---------- ------------ ------------

                  ASSETS

  CURRENT ASSETS:
     Cash and cash equivalents.............  $      -    $      16   $       8  $     14   $      -   $      38
     Notes and accounts receivable.........         -          885         442       365     (1,597)         95
     Inventories:
         Raw materials and supplies........         -            -           3        32         (2)         33
         Work in process...................         -            -          45        66          -         111
         Finished goods....................         -            -           8        26         (1)         33
                                              -------     --------    --------   -------    -------    --------
                                                                            56       124         (3)        177
     Prepaid expenses and deferred income
       taxes...............................         -            -           7         5          -          12
                                              -------     --------    --------   -------    -------    --------
         Total current assets..............         -          901         513       508     (1,600)        322
     Net fixed assets......................         -            -          52       233         (4)        281
  Other assets.............................        58           29         216        74       (183)        194
                                              -------     --------    --------   -------    -------    --------
     Total assets..........................  $     58    $     930   $     781 $     815   $ (1,787)        797
                                              =======     ========    ========   =======    =======    ========

   LIABILITIES AND STOCKHOLDERS' DEFICIT

  CURRENT LIABILITIES:
     Accounts payable......................  $      8    $      13   $      50  $     92   $    (62)  $     101
     Short-term debt.......................       397          274         407       450     (1,521)          7
     Accrued income and other taxes........       (15)           -          42        18          -          45
     Other accrued liabilities.............         -            -          39        33        (15)         57
                                              -------     --------    --------   -------    -------    --------
         Total current liabilities.........       390          287         538       593     (1,598)        210
  Long-term debt...........................         -          626           -        21        (16)        631
  Other long-term obligations..............         -            -         197        34          -         231
  Deferred income taxes....................         -            -           5        32         (5)         32
  Minority stockholders' equity in
    consolidated entities..................         -            -           -        23          2          25
  Stockholders' equity (deficit)...........      (332)          17          41       112       (170)       (332)
                                              -------     --------    --------   -------    -------    --------
     Total liabilities and stockholders'
       equity (deficit)....................  $     58    $     930   $     781 $     815   $ (1,787)        797
                                              =======     ========    ========   =======    =======    ========


                  GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES
                   (FORMERLY KNOWN AS UCAR INTERNATIONAL INC.)
                           CONSOLIDATING BALANCE SHEET
                              (DOLLARS IN MILLIONS)

                                                                     AT DECEMBER 31, 2000
                                                                     --------------------
                                                                       U.S.      NON-
                                                PARENT      ISSUER  GUARANTORS GUARANTORS ELIMINATIONS CONSOLIDATED
                                              ---------    -------- ---------- ---------- ------------ ------------

                  ASSETS

  CURRENT ASSETS:
     Cash and cash equivalents.............  $      -    $      31   $       7  $      9   $      -   $      47
     Notes and accounts receivable.........         -          445          38       407       (769)        121
     Inventories:
         Raw materials and supplies........         -            -           7        35         (1)         41
         Work in process...................         -            -          43        61         (1)        103
         Finished goods....................         -            -           8        25         (2)         31
                                              -------     --------    --------   -------    -------    --------
                                                    -            -          58       121         (4)        175
     Prepaid expenses and deferred income
       taxes...............................         -            -          11         5          2          18
                                              -------     --------    --------   -------    -------    --------
         Total current assets..............         -          476         114       542       (771)        361
     Net fixed assets......................         -            -          91       359        (72)        378
  Other assets.............................       145          481         394        16       (867)        169
                                              -------     --------    --------   -------    -------    --------
     Total assets..........................  $    145    $     957   $     599 $     917   $ (1,710)  $     908
                                              =======     ========    ========   =======    =======    ========

   LIABILITIES AND STOCKHOLDERS' DEFICIT

  CURRENT LIABILITIES:
     Accounts payable......................  $      8    $       8   $      42  $    135   $    (94)  $      99
     Short-term debt.......................       453          231         165       258     (1,104)          3
     Payments due within one year on
       long-term debt......................         -           27           -         -          -          27
     Accrued income and other taxes........         -            -          22        20         (1)         41
     Other accrued liabilities.............         -            -          42        70        (22)         90
                                              -------     --------    --------   -------    -------    --------
         Total current liabilities.........       461          266         271       483     (1,221)        260
  Long-term debt...........................         -          700           -        22        (17)        705
  Other long-term obligations..............         -            -         175        34          -         209
  Deferred income taxes....................         -            -          (1)       37          -          36
  Minority stockholders' equity in
    consolidated entities..................         -            -           -        14          -          14
  Stockholders' equity (deficit)...........      (316)          (9)        154       327       (472)       (316)
                                              -------     --------    --------   -------    -------    --------
     Total liabilities and stockholders'
       equity (deficit)....................  $    145    $     957   $     599 $     917   $ (1,710)        908
                                              =======     ========    ========   =======    =======    ========


                  GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES
                   (FORMERLY KNOWN AS UCAR INTERNATIONAL INC.)
                     CONSOLIDATING STATEMENTS OF OPERATIONS

                                                             FOR THE YEAR ENDED DECEMBER 31, 2001
                                                             ------------------------------------
                                                                       U.S.      NON-
                                                PARENT      ISSUER  GUARANTORS GUARANTORS ELIMINATIONS CONSOLIDATED
                                              ---------    -------- ---------- ---------- ------------ ------------
                                                                       (DOLLARS IN MILLIONS)

Net sales..................................  $      -    $       -   $     246  $    547   $   (139)  $     654
Cost of sales..............................         -            -         215       372       (118)        469
                                              -------     --------    --------   -------    -------    --------
  Gross profit.............................         -            -          31       175        (21)        185
Selling, administrative and other expenses.         4           (2)        113        93        (13)        195
                                              -------     --------    --------   -------    -------    --------
  Operating profit (loss)..................        (4)           2         (82)       82         (8)        (10)
  Interest income..........................         -          (73)         (4)      (21)        98           -
Interest expense...........................        34           74          25        24        (97)         60
                                              -------     --------    --------   -------    -------    --------
  Income (loss) before provision for
    income taxes...........................       (38)           1        (103)       79         (9)        (70)
Provision for (benefit from) income taxes..       (15)           -           9        21          -          15
                                              -------     --------    --------   -------    -------    --------
  Income (loss) of consolidated entities...       (23)           1        (112)       58         (9)        (85)
Minority stockholders' share of income.....         -            -           -         2          -           2
                                              -------     --------    --------   -------    -------    --------
Equity in earnings of subsidiaries.........        64            -         (47)        -       (17)           -
                                              -------     --------    --------   -------    -------    --------
     Net income (loss).....................  $    (87)   $       1   $     (65) $     56   $      8   $     (87)
                                              =======     ========    ========   =======    =======    ========


                                                             FOR THE YEAR ENDED DECEMBER 31, 2000
                                                             ------------------------------------
                                                                       U.S.      NON-
                                                PARENT      ISSUER  GUARANTORS GUARANTORS ELIMINATIONS CONSOLIDATED
                                              ---------    -------- ---------- ---------- ------------ ------------
                                                                       (DOLLARS IN MILLIONS)

Net sales..................................  $      -    $       -   $     306  $    626   $   (156)  $     776
Cost of sales..............................         -            -         275       422       (137)        560
                                              -------     --------    --------   -------    -------    --------
  Gross profit.............................         -            -          31       204        (19)        216
Selling, administrative and other expenses.         1           (4)         (2)       73         37         105
                                              -------     --------    --------   -------    -------    --------
  Operating profit (loss)..................        (1)           4          33       131        (56)        111
  Interest income..........................        (8)         (60)        (32)      (21)       121           -
Interest expense...........................        38           61          74        23       (121)         75
                                              -------     --------    --------   -------    -------    --------
  Income (loss) before provision for
    income taxes...........................       (31)           3          (9)      129        (56)         36
Provision for (benefit from) income taxes..         -            2         (20)       28          -          10
                                              -------     --------    --------   -------    -------    --------
  Income (loss) of consolidated entities...       (31)           1          11       101        (56)         26
Minority stockholders' share of income.....         -            -           -         3          -           3
Equity in earnings of subsidiaries.........       (41)           -         (42)        -         83           -
                                              -------     --------    --------   -------    -------    --------
  Income (loss) before extraordinary item..        10            1          53        98      (139)          23
Extraordinary item, net of tax.............         -            3          10         -          -          13
                                              -------     --------    --------   -------    -------    --------
     Net income (loss).....................  $     10    $      (2)$        43  $     98   $   (139)  $      10
                                              =======     ========    ========   =======    =======    ========

                                                             FOR THE YEAR ENDED DECEMBER 31, 1999
                                                             ------------------------------------
                                                                       U.S.      NON-
                                                PARENT      ISSUER  GUARANTORS GUARANTORS ELIMINATIONS CONSOLIDATED
                                              ---------    -------- ---------- ---------- ------------ ------------
                                                                       (DOLLARS IN MILLIONS)

Net sales..................................  $      -    $       -   $     324  $    677   $   (170)$       831
Cost of sales..............................         -            -         284       423       (134)        573
                                              -------     --------    --------   -------    -------    --------
  Gross profit.............................         -            -          40       254        (36)        258
Selling, administrative and other expenses.         -            -          69        94        (35)        128
                                              -------     --------    --------   -------    -------    --------
  Operating profit (loss)..................         -            -         (29)      160         (1)        130
  Interest income..........................       (16)           -         (28)      (15)        59           -
Interest expense...........................        29            -          88        27        (60)         84
                                              -------     --------    --------   -------    -------    --------
  Income (loss) before provision for
    income taxes...........................       (13)           -         (89)      148          -          46
Provision for (benefit from) income taxes..         -            -         (32)       33          -           1
                                              -------     --------    --------   -------    -------    --------
  Income (loss) of consolidated entities...       (13)           -         (57)      115          -          45
Minority stockholders' share of income.....         -            -           -         3          -           3
Equity in earnings of subsidiaries.........       (55)           -        (112)        -        167           -
                                              -------     --------    --------   -------    -------    --------
     Net income (loss).....................  $     42    $       -   $      55  $    112   $   (167)         42
                                              =======     ========    ========   =======    =======    ========

                  GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES
                   (FORMERLY KNOWN AS UCAR INTERNATIONAL INC.)
                     CONSOLIDATING STATEMENTS OF CASH FLOWS

                                                             FOR THE YEAR ENDED DECEMBER 31, 2001
                                                             ------------------------------------
                                                                       U.S.      NON-
                                                PARENT      ISSUER  GUARANTORS GUARANTORS ELIMINATIONS CONSOLIDATED
                                              ---------    -------- ---------- ---------- ------------ ------------
                                                                       (DOLLARS IN MILLIONS)

Net cash provided by (used in) operating
activities.................................  $    (38)   $      15   $     186  $    (63)  $    (83)  $      17
Net cash provided by (used in) investing
activities.................................         -           18        (427)      (71)       441         (39)
Net cash provided by (used in) financing
activities.................................        38          (48)        242       141       (358)         15
Net increase in cash and cash equivalents..         -          (15)          1         7          -          (7)
Effect of exchange rate changes on cash
  and cash equivalents.....................         -            -           -        (2)         -          (2)
Cash and cash equivalents at beginning of
period.....................................         -           31           7         9          -          47
                                              -------     --------    --------   -------    -------    --------
Cash and cash equivalents at end of period.  $      -    $      16   $       8 $      14   $      -   $      38
                                              =======     ========    ========   =======    =======    ========

                                                             FOR THE YEAR ENDED DECEMBER 31, 2000
                                                             ------------------------------------
                                                                       U.S.      NON-
                                                PARENT      ISSUER  GUARANTORS GUARANTORS ELIMINATIONS CONSOLIDATED
                                              ---------    -------- ---------- ---------- ------------ ------------
                                                                       (DOLLARS IN MILLIONS)

Net cash provided by (used in) operating
activities.................................  $   (169)   $     (26)  $     353  $     96   $   (160)  $      94
Net cash provided by (used in) investing
activities.................................        97         (873)        283       (58)       501         (50)
Net cash provided by (used in) financing
activities.................................        72          930        (630)      (44)      (341)        (13)
Net increase in cash and cash equivalents..         -           31           6        (6)         -          31
Effect of exchange rate changes on cash
  and cash equivalents.....................         -            -           -        (1)         -          (1)
Cash and cash equivalents at beginning of
period.....................................         -            -           1        16          -          17
                                              -------     --------    --------   -------    -------    --------
Cash and cash equivalents at end of period.  $      -    $      31   $       7  $      9   $      -   $      47
                                              =======     ========    ========   =======    =======    ========

                                                             FOR THE YEAR ENDED DECEMBER 31, 1999
                                                             ------------------------------------
                                                                       U.S.      NON-
                                                PARENT      ISSUER  GUARANTORS GUARANTORS ELIMINATIONS CONSOLIDATED
                                              ---------    -------- ---------- ---------- ------------ ------------
                                                                       (DOLLARS IN MILLIONS)

Net cash provided by (used in) operating
activities.................................  $    (68)   $       -   $     149  $     44   $    (45)  $      80
Net cash provided by (used in) investing
activities.................................       193            -         (28)       (4)      (200)        (39)
Net cash provided by (used in) financing
activities.................................      (125)           -        (122)      (78)       245         (80)
Net increase in cash and cash equivalents..         -            -          (1)      (38)         -         (39)
Effect of exchange rate changes on cash
  and cash equivalents.....................         -            -           -        (2)         -          (2)
Cash and cash equivalents at beginning of
  period...................................         -            -           2        56          -          58
                                              -------     --------    --------   -------    -------    --------
Cash and cash equivalents at end of period.  $      -    $       -   $       1  $     16   $      -   $      17
                                              =======     ========    ========   =======    =======    ========


        Unsecured intercompany term notes in an aggregate principal amount, at December 31, 2001, equal to $391 million (based on currency exchange rates in effect at December 31, 2001), and guarantees of those unsecured intercompany term notes, issued to UCAR Finance by certain of our foreign subsidiaries have been pledged by UCAR Finance to secure the Senior Notes, subject to the limitation that at no time will the combined value of the pledged portion of any foreign subsidiary's unsecured intercompany term note and unsecured guarantee of unsecured intercompany term notes issued by other foreign subsidiaries exceed 19.99% of the principal amount of the then outstanding Senior Notes.

        As described above, the guarantee of the Senior Notes by UCAR Carbon has been secured by a pledge of all of our shares of Graftech, but at no time will the value of the pledged portion of such shares exceed 19.99% of the principal amount of the then outstanding Senior Notes.

        Rule 3-16 of Regulation S-X adopted by the SEC provides that, for each of the registrant's affiliates whose securities constitute a "substantial" portion of the collateral for registered securities, financial statements (that would be required to be filed if the affiliate were a registrant) must be filed with this Registration Statement. Under Rule 3-16(b), securities of a person will be deemed to constitute a "substantial" portion of the collateral if the aggregate principal amount, par value, or book value of securities as carried by the registrant, or the market value of such securities, whichever is the greatest, equals 20% or more of the principal amount of the registered securities. In this case, the pledges of common stock of Graftech and the intercompany notes and related guarantees have been limited such that they will never be more than 19.99% of the principal amount of the outstanding Senior Notes. Therefore, no such financial statements are required to be included in this Registration Statement.

                      DEALER PROSPECTUS DELIVERY OBLIGATION

         Until September 3, 2002, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

         Each broker-dealer that receives Exchange Notes for its own account in exchange for Existing Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Letter of Transmittal which accompanies this prospectus states that, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. A broker-dealer may utilize this prospectus, as it may be amended or supplemented from time to time, in connection with offers to resell and other transfers of Exchange Notes received in exchange for Existing Notes which were acquired by such broker-dealer as a result of market-making or other trading activities. We have agreed that we will make this prospectus available to any broker-dealer for a period of time not to exceed 180 days after the consummation of the exchange offer for use in connection with any such offer to resell, resale or other transfer. See "Plan of Distribution."